STMicroelectronics Form 20-F 2004

As filed with the Securities and Exchange Commission on March 23, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from____________to

Commission file number: 1-13546

STMicroelectronics N.V.

(Exact name of registrant as specified in its charter)

Not Applicable	**The Netherlands**
(Translation of registrant's name into English)	(Jurisdiction of incorporation or organization)

39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common shares, nominal value €1.04 per share	**New York Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

891,908,997 common shares at December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (the "Form 20-F"), references to "we" and "us" are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to "EU" are to the European Union, references to "€" and the "euro" are to the euro currency of the EU, references to the "United States" and "U.S." are to the United States of America and references to "$" or to "U.S. dollars" are to United States dollars. References to "mm" are to millimeters and references to "nm" are to nanometers.

We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. References in this annual report to published industry data are references to data published by Gartner, Inc., IC Insights Inc., iSuppli, and Databeans, and references to trade association data are references to World Semiconductor Trade Statistics ("WSTS"). Except as otherwise disclosed herein, all references to our market positions in this Form 20-F are based on 2004 revenues according to published industry data. References to our website, at http://www.st.com, do not incorporate by reference into this Form 20-F any information included thereon. Certain industry and technical terms used in this Form 20-F are defined in "Certain Terms".

Various amounts and percentages used in this annual report have been rounded and, accordingly, they may not total 100%. All share data have been adjusted for the 3-for-1 stock split effected in May 2000.

We and our affiliates own or otherwise have rights to the trademarks and trade names, including those mentioned in this annual report, used in conjunction with the marketing and sale of our products.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in "Item 3. Key Information—Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and "—Business Outlook", are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

- future developments in the world semiconductor market, in particular the actual demand for semiconductor products in the key application markets and from key customers served by our products;

- pricing pressures, losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;

- further changes in the exchange rates between the U.S. dollar and the euro, and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

- our ability to develop new products in time to meet market demand, for volume supplies;

- the financial impact of any measures we may decide, if we are unable to load our front-end and/or back-end fabrication facilities ("fabs") at satisfactory levels;

- the ramp-up of volume production in new manufacturing technologies at our fabs;

- the ability of our suppliers to meet our demands for products and competitive pricing;

- smooth transition pursuant to recent organizational changes in our top management and our product groups, as well as their and our ability to adapt our strategy to evolving market conditions;

- the anticipated benefits of research and development alliances and cooperative activities;

- changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate;

- acquisitions which fail to meet business expectations; and

- our ability to obtain required licenses on third party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "may", "will", "should", "would be" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in "Item 3. Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 20-F to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under "Item 3. Key Information—Risk Factors" from time to time in our Securities and Exchange Commission ("SEC") filings, could have a material adverse effect on our business and/or financial condition.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2004. Data for each of the last five years have been derived from our consolidated financial statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2004, including the Notes thereto (collectively, the "Consolidated Financial Statements"), are included in "Item 18. Financial Statements" of this Form 20-F. Data for the three-year period ended December 31, 2004 are derived from the Consolidated Financial Statements included in Item 18 of this Form 20-F, while data for prior periods have been derived from our consolidated financial statements used in such periods.

The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements (including the related Notes thereto) included elsewhere in this Form 20-F.

	Year ended December 31,				
	2004[1]	**2003**[1]	**2002**[1]	**2001**[1]	**2000**[1]
	(in millions except shares, per share and ratio data)				
Consolidated Statement of Income Data:					
Net sales	**$8,756**	$7,234	$6,270	$6,304	$7,764
Other revenues	**4**	4	48	53	49
Net revenues	**8,760**	7,238	6,318	6,357	7,813
Cost of sales	**(5,532)**	(4,672)	(4,020)	(4,047)	(4,217)
Gross profit	**3,228**	2,566	2,298	2,310	3,596
Operating expenses:					
Selling, general and administrative	**(947)**	(785)	(648)	(641)	(704)
Research and development[2]	**(1,532)**	(1,238)	(1,022)	(978)	(1,026)
Other income and expenses, net[2]	**10**	(4)	7	(6)	(83)
Impairment, restructuring charges and other related closure costs	**(76)**	(205)	(34)	(346)	—
Total operating expenses	**(2,545)**	(2,232)	(1,697)	(1,971)	(1,813)
Operating income	**683**	334	601	339	1,783
Interest income (expense), net	**(3)**	(52)	(68)	(13)	46
Equity in loss of joint venture	**(4)**	(1)	(11)	(5)	—
Loss on extinguishment of convertible debt	**(4)**	(39)	—	—	—
Income before income taxes and minority interests	**672**	242	522	321	1,829
Income tax benefit (expense)	**(68)**	14	(89)	(61)	(375)
Income before minority interests	**604**	256	433	260	1,454
Minority interests	**(3)**	(3)	(4)	(3)	(2)
Net income	**$601**	$253	$429	$257	$1,452
Earnings per share (basic)[3]	**$0.67**	$0.29	$0.48	$0.29	$1.64
Earnings per share (diluted)[3]	**$0.65**	$0.27	$0.48	$0.29	$1.58
Number of shares used in calculating earnings per share (basic)[3]	**891,192,542**	888,152,244	887,577,627	893,267,868	885,728,493
Number of shares used in calculating earnings per share (diluted)[3]	**935,111,071**	937,091,531	893,036,782	901,982,965	936,059,212

	Year ended December 31,				
	2004[1]	**2003**[1]	**2002**[1]	**2001**[1]	**2000**[1]
	(in millions except shares, per share and ratio data)				
Consolidated Balance Sheet Data (end of period):					
Cash, cash equivalents and marketable securities[1]	**$1,950**	$2,998	$2,564	$2,444	$2,331
Total assets	**13,800**	13,477	12,004	10,798	11,880
Short-term debt (including current portion of long-term debt)	**191**	151	165	130	142
Long-term debt (excluding current portion)[1]	**1,767**	2,944	2,797	2,772	2,700
Shareholders' equity[1]	**9,110**	8,100	6,994	6,075	6,125
Capital stock[4]	**3,074**	3,051	3,008	2,978	2,824
Other Data:					
Ratio of earnings to fixed charges[5]	**16.38**	3.7	5.5	3.8	29.3
Dividends per share[3]	**$0.12**	$0.08	$0.04	$0.04	$0.03
Capital expenditures[6]	**$2,050**	$1,221	$995	$1,700	$3,328
Net cash provided by operating activities	**2,342**	1,920	1,713	2,057	2,423
Depreciation and amortization[6]	**1,837**	1,608	1,382	1,320	1,108
Net debt to total shareholders' equity ratio[7]	**0.001**	0.012	0.057	0.075	0.083

(1) On November 16, 2000, we issued $2,146 million initial aggregate principal amount of zero-coupon senior convertible bonds due 2010 (the "2010 Bonds"), for net proceeds of $1,458 million; in 2003 we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds. During 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity for a total amount paid of $375 million. In 2001, we redeemed the remaining $52 million of our outstanding Liquid Yield Option Notes due 2008 (our "2008 LYONs") and converted them into common shares in May and June 2001. In 2001, we repurchased 9,400,000 common shares for $233 million, and in 2002 we repurchased an additional 4,000,000 shares for $115 million. We reflected these purchases at cost as a reduction of shareholders' equity. The repurchased shares were designated to fund employee stock option plans. In August 2003, we issued $1,332 million principal amount at maturity of zero-coupon senior convertible bonds due 2013 (our "2013 Bonds") with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. During 2004, we repurchased all of our outstanding Liquid Yield Option Notes due 2009 (our "2009 LYONs") for a total amount of cash paid of $813 million.

(2) "Other income and expenses, net" includes, among other things, funds received through government agencies for research and development expenses, the cost of new start-ups, foreign currency gains and losses, gains on sales of marketable securities, the costs of certain activities relating to intellectual property and, for periods prior to 2002, goodwill amortization. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

(3) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

(4) Capital stock consists of common stock and capital surplus.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.

(6) Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

(7) Net debt is composed of short and long-term interest-bearing liabilities and related derivatives less cash and cash equivalents.

Risk Factors

The semiconductor industry is highly cyclical, and periodic downturns in the semiconductor industry affect our business and results of operations.

The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Downturns are typically characterized by production overcapacity, accelerated erosion of average selling prices, high inventory levels, diminished demand and reduced revenues. Downturns may be the result of industry-specific factors such as excess capacity, product obsolescence, price erosion, evolving standards, changes in end-customer demand, and/or macroeconomic trends impacting the economies of one or more of the world's major regions: Asia, United States, Europe and Japan.

According to published industry data, worldwide sales of semiconductor products, while generally increasing over the long term, have fluctuated significantly on a yearly basis over the past several years. According to trade association data, sales increased in 1995, 1997, 1999, 2000, 2003 and 2004, but decreased in 1996, 1998 and 2001. For 2000, 2003 and 2004, the increase was approximately 37%, 18% and 28%, respectively, while it decreased by approximately 32% in 2001.

In certain years, the increase in the sale of semiconductor products is driven primarily by an increase in the number of units sold, while industry overcapacity and excess supply over demand worldwide have continued to exercise a downward pressure on average selling prices. In 2004, the market increase was driven by the strong demand particularly in the first half of the year and also by an average selling price increase.

We have experienced revenue volatility and market downturns in the past and may experience them in the future. For example, we expect year-over-year semiconductor revenue growth will substantially decrease in 2005.

Downturns in the semiconductor industry, reduction in demand for end products which incorporate the semiconductor products we supply, or increased competition driven by overcapacity exercising a downward pressure on prices, have in the past, and could in the future, have a significant adverse impact on our results of operations.

Increases in production capacity for semiconductor products may lead to overcapacity, which in turn may lead to plant closures, asset impairments, restructuring charges and inventory write-offs.

Capital investments for semiconductor manufacturing equipment are made both by integrated semiconductor companies like us and by specialist semiconductor foundry companies, which are subcontractors that manufacture semiconductors designed by others.

According to data published by IC Insights Inc. and other industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $61 billion in 2000, $38 billion in 2001, $27 billion in 2002, $30 billion in 2003, and an estimated $45 billion in 2004, or approximately 30%, 27%, 19%, 18% and an estimated 21%, respectively, of the total available market for such years. The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions pursuant to closures, may exceed demand requirements, leading to over-supply situations, price erosion, and industry downturns. Overcapacity has led us, in recent years, to close manufacturing facilities that used more mature process technologies. In 2001, we closed our 150mm wafer manufacturing facility in Ottawa. In 2002, we closed our 150mm wafer manufacturing facility in Rancho Bernardo, California, and in 2004, we closed our 150mm wafer manufacturing facility in Rennes, France and our back-end facility in Tuas, Singapore. Pursuant to these closures and as a result of some of our more mature fabrication facility capacity being only partially used, we recorded in 2001 a total tangible asset impairment of $200 million, additional charges of approximately $97 million relating to the impairment of purchased technologies, $22 million related to certain investments and approximately $27 million related to restructuring charges. In 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million in connection with the plan announced in October 2003 to increase our cost competitiveness by restructuring our 150mm fab operations and part of our back-end operations. In 2004, the amount of restructuring charges and other related closure pre-tax costs amounted to $76 million. See "Item 5. Operating and Financial Review and Prospects—Impairment Restructuring Changes and Other Related Closure Costs".

Through the period ended December 31, 2004, we have incurred $281 million of the announced approximate $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and which is now expected to be completed by mid-2006.

In 2005, we decided and announced plans to reduce our Access technology programs for customer premises equipment ("CPE") modem products. This decision made in 2005 could result in potential impairment charges of approximately $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges to be further estimated.

No assurances can be given that future changes in the market demand for our products, overcapacity, obsolescence in our manufacturing facilities, and market downturns may not require us to test for and record additional impairment and restructuring charges, which may have a material adverse effect on our business, financial condition and results of operations.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements.

We compete on the basis of a variety of factors, and our success depends on our ability to compete successfully in all of the relevant areas. We compete in different product lines to various degrees on the following basis:

- price

- technical performance

- product features

- product system compatibility

- product design and technology

- product availability

- manufacturing yields

- sales and technical support

Competition in the semiconductor industry as a whole is intense, and if our products are not selected based on any of these factors, our business, financial condition and results of operations would be materially adversely affected.

We also face significant competition in each of our product lines. Like us, many of our competitors offer a large variety of products. Some of our competitors may have greater financial and/or more focused research and development resources than we do. If these competitors substantially increase the resources they devote to developing and marketing products which compete with ours, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position.

To improve our financial performance we have recently announced plans to eliminate certain low-volume, non-strategic product families whose return on assets in the current environment does not meet internal targets.

In many of the market segments in which we compete for business, we depend on winning highly competitive selection processes to design products and technologies for use in our customers' equipment and products, and failure to be selected or to execute could materially adversely affect our business in that market segment. Even after we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

One of our focuses is on winning competitive bid selection processes, known as "product design wins", to develop products for use in our customers' equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by other competitors that may have greater resources or are more focused than we are. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology leader.

After winning a product design from one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer's plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, if our customers fail to successfully market and sell their equipment it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

Semiconductor and other products we design and manufacture are characterized by rapidly changing technology, and our success depends on our ability to develop and manufacture complex products cost-effectively and to scale.

The market for our products is characterized by rapidly changing technology. Some of our products have average life cycles of less than one year. Therefore, our success is highly dependent upon our ability to develop and manufacture increasingly complex new products quickly and on a cost-effective basis and to scale. Semiconductor design and process technologies are also subject to constant technological improvements and require large expenditures for capital investment, advanced research and technology development. If we experience substantial delays or are unable to develop new design or process technologies, our results of operations could be adversely affected. In certain cases, it may be necessary to incur costs to acquire technology from third parties, which may affect our results of operations and margins without any guarantee of success. We charged $76 million as annual amortization expense on our statement of income in 2004, related to technologies and licenses acquired from third parties through the end of 2004; as of December 31, 2004, the residual value, net of amortization, registered in our balance sheets for these technologies and licenses was $176 million.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our products therefore adversely affect our results of operations. Furthermore, in periods of reduced customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales. Over the last five years, our gross profit margin has varied from a high of 47.4% in the fourth quarter of 2000 to a low of 31.7% in the fourth quarter of 2001. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins in the future.

In particular, while the U.S. dollar is our reporting currency, a significant portion of our fixed costs, such as manufacturing labor costs and depreciation charges, selling general and administrative expenses, and research and development expenses, are currently incurred in euros and currencies other than the U.S. dollar, and have significantly increased in 2004 due to the decline of the U.S. dollar, thus reducing our profitability. See "—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar" and "Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates".

In order to address our fixed costs, we have recently announced our decision to accelerate cost-reduction initiatives, including a more selective process in dedicating capacity to new orders, with priority to high margin products; optimization of the product and production mix in memory; consolidation of certain central function activities to control overhead; and launching an aggressive cost savings program focused on purchasing. There is no assurance that the aforementioned initiatives will be successful, and that our fixed costs will not remain high, particularly in the event of a further decline in the value of the U.S. dollar versus the euro.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies which have a material impact on us (primarily the euro, but also certain Asian and other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur the majority of our costs in currencies other than the U.S. dollar. In 2004, the U.S. dollar depreciated in value significantly, in particular against the euro, causing us to report higher expenses, and negatively impacting both our gross margin and operating income. Our Consolidated Financial Statements for 2004 include income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was €1.00 for $1.236 in 2004 and $1.125 in 2003; see "Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The continued decline of the U.S. dollar compared to the other major currencies that affect our operations would negatively impact our expenses, margins and profitability, especially if we are unable to balance or shift our euro-denominated costs to other currency areas or to U.S. dollars. Any such actions may not be immediately effective, could prove costly and their implementation could prove demanding on our management resources. In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars, and to reduce the weight of the other costs, including labor costs and depreciation, denominated in euros and in other currencies. In order to further reduce the exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of the cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses located in the euro zone. No assurance can be given that our hedging policy will be successful in its objective, or that the value of the U.S. dollar will not actually appreciate with the hedging transaction potentially preventing us from benefiting from lower euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts. See "Item 11 Quantitative and Qualitative Disclosures About Market Risk" for the relevant amounts and contracts.

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.

As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products and therefore do not require significant capital expenditures for their facilities. Our capital expenditures have been significant in recent years. See "—Selected Financial Data" for the amount of our capital expenditures in the past five fiscal years. We currently expect our 2005 capital expenditures to be approximately $1.5 billion. Our costs are also increasing as the complexity of the individual manufacturing equipment increases. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are prepared to accelerate investments in leading-edge technologies if market conditions require. We will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market and capacity utilization.

To stay competitive in the semiconductor industry, we must transition certain products to 300 millimeter manufacturing technology, which is much more expensive than 150-mm or 200-mm technologies. Currently, all of our fabs process wafers with diameters of 150-mm or 200-mm. We are developing 300-mm process technology on a pilot line at Crolles2, with our partners Philips Semiconductor and Freescale Semiconductor, Inc.

If we are unable to access 300-mm technology for volume production, our ability to develop and market new products could suffer, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may also need additional funding in the coming years to finance our investments or purchase other companies or technology developed by third parties.

We have constructed a building in Catania, which we have not yet started to equip, for the volume production of 300-mm wafers. In addition, in an increasingly complex and competitive environment, we may need to invest in the acquisition of other companies or third party technology to maintain our competitive position in the market. Furthermore, we may consider acquisitions to complement or expand our existing business.

Any of the foregoing may require us to issue additional debt or equity, or both, and if we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations. The timing and size of any new share, convertible bond or straight bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact market price of our common shares. We currently have no financial covenants under our existing debt instruments. If we were to issue additional debt, however, it could require that we undertake and comply with certain financial covenants.

Our research and development efforts in the field of CMOS process development are dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure of such alliances in developing new process technologies in line with market requirements.

We are cooperating with Freescale Semiconductor, Inc. (formerly a division of Motorola Inc.) and Philips Semiconductors International B.V. for the joint research and development of complementary metal-on silicon oxide semiconductor ("CMOS") process technology to provide 90-nm to 32-nm chip technologies on 300mm wafers, as well as the operation of a 300mm wafer pilot line fab in Crolles, France ("Crolles2"). There can be no assurance that our alliances with Philips and Freescale will be successful or will enable us to develop new technologies in due time, in a cost-effective manner and/or to meet customer demands. Furthermore, if the alliances fail to accomplish their intended goals, we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. If the Crolles2 alliance or other alliances we enter do not succeed in developing technologies that are commercially accepted, or if we are unable to develop such new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, and customers may not buy our products.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, and manufacturing problems. Furthermore, our effective tax rate takes into consideration certain tax regimes which, in the future, may not be available to us. See Note 24 to the Consolidated Financial Statements. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

- performance of our key customers in the markets they serve;

- order cancellations or reschedulings by customers;

- excess inventory held by customers leading to reduced bookings or product returns by key customers;

- manufacturing capacity and utilization rates;

- restructuring and impairment charges;

- fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

- intellectual property developments;

- changes in distribution and sales arrangements;

- failure to win new design projects;

- manufacturing performance and yields;

- product liability or warranty claims;

- litigation;

- possible acquisitions;

- problems in obtaining adequate raw materials or production equipment on a timely basis; and

- property damage or business interruption losses resulting from a catastrophic event not covered by insurance.

Unfavorable changes in the above factors, some of which are further described in this section, have in the past and may in the future adversely affect our operating results. Furthermore, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management's ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See "Item 4. Information on the Company—Backlog".

The demand for our products depends in large part on continued growth in the industries and segments into which they are sold. A market decline in any of these industries could have a material adverse effect on our results of operations.

We derive and expect to continue to derive significant sales from the telecommunications equipment and automotive industries, as well as the home, personal and consumer segments generally.

Growth of demand in the telecommunications equipment and automotive industries as well as the home, personal and consumer segments, has in the past and may in the future, fluctuate significantly based on numerous factors, including:

- spending levels of telecommunications equipment and/or automotive providers;

- development of new consumer products or applications requiring high semiconductor content;

- evolving industry standards;

- the rate of adoption of new or alternative technologies; and

- demand for automobiles, consumer confidence and general economic conditions.

We cannot assure you of the rate, or the extent to which, the telecommunications equipment or automotive industries or the home, personal or consumer segments will grow, if at all. Any continued decline in these industries or segments could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In recent years, our sales have increased at a slower pace than the semiconductor industry as a whole and our market share has declined.

In addition, projected industry growth rates may not materialize as forecasted, resulting in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. For example, in 2004, we had an income tax expense of $68 million, as compared to an income tax benefit of $14 million in 2003, due to the impact in 2003 of impairment, restructuring charges and other related closure costs that we incurred in jurisdictions with tax rates higher than our average tax rate. In 2004, we also benefited from a favorable reassessment of our deferred tax assets and liabilities due to changes in enacted tax rates, and a favorable settlement of certain minor items relating to prior years' tax audits. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries, and these benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of December 31, 2004, the value registered on our audited consolidated balance sheet for goodwill was $264 million and the value for technologies and licenses acquired from third parties was $176 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by the increase in the value of the euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.

A substantial portion of our sales are derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2004, our largest customer was Nokia, which accounted for 17.1% of our 2004 net revenues, compared to 17.9% in 2003 and 17.6% in 2002. In 2004, our top 10 original equipment manufacturer customers accounted for approximately 44% of our net revenues, compared to approximately 46% of our 2003 net revenues and 49% of our 2002 net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. Approximately 16% of our net revenues were made through distributors in 2002, increasing in 2003 to approximately 18% and to 21% in 2004. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers or distributors, or if any key customer were to reduce or change its bookings, seek alternate suppliers, increase its product returns or fail to meet its payment obligations, our business financial condition and results of operation could be materially adversely affected. If orders are cancelled, we may not be able to resell products previously made or require the customers who have ordered these products to pay for them. Furthermore, developing industry trends, including customers' use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to recent industry developments, we are required to deliver our products on consignment to customer sites with recognition of revenue delayed until the moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices.

Our ability to meet our customers' demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Shortages of supplies have in the past impacted the semiconductor industry. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will not experience bottlenecks, production or transition difficulties in the future. In addition, during past periods of high demand for our products, our manufacturing facilities have operated at high capacity, which has led to production constraints. Furthermore, if production at a manufacturing facility is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. In either case, the loss of revenue and damage to the relationship with our customer could be significant. Furthermore, we periodically transfer production equipment between production facilities and must ramp up and test such equipment once installed in the new facility before it can reach its optimal production level.

As is common in the semiconductor industry, we have, from time to time, experienced and may in the future experience difficulties in transferring equipment between our sites, ramping up production at new facilities or effecting transitions to new manufacturing processes. Our operating results may be adversely affected by an increase in fixed costs and operating expenses linked to production if revenues do not increase commensurately with such fixed costs and operating expenses.

If our outside foundry suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities.

In order to meet anticipated requirements for high-speed complementary metal-on silicon oxide semiconductor ("HCMOS") wafers and nonvolatile memory technology, in the past, we have used outside suppliers, or "foundries". If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

We depend on patents to protect our rights to our technology.

We depend on our ability to obtain patents and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. However, the process of seeking patent protection can be long and expensive, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have negotiated in the past broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. We may not, however, in the future be able to obtain licenses or other rights to protect necessary intellectual property on acceptable terms for the conduct of our business, and such failure may adversely impact our results of operations.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. See "Item 8. Financial Information—Legal Proceedings". In the event that the outcome of any litigation would be unfavorable to us, we may be required to obtain a license to the underlying intellectual property right upon economically unfavorable terms and conditions, possibly pay damages for prior use and/or face an injunction, all of which, singly or in the aggregate, could have a material adverse effect on our results of operations and ability to compete.

Finally, litigation could cost us financial and management resources necessary to enforce our patents and other intellectual property rights or to defend against third party intellectual property claims, when we believe that the amounts requested for a license are unreasonable.

We are required to prepare consolidated financial statements using both International Financial Reporting Standards ("IFRS") as from 2005 in addition to our consolidated financial statements prepared pursuant to Generally Accepted Accounting Principles in the United States ("U.S. GAAP") and dual reporting may impair the clarity of our financial reporting.

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, and, consequently, we are subject to a European Union ("EU") regulation issued on September 29, 2003 requiring us to report our results of operations and consolidated financial statements using IFRS (previously known as International Accounting Standards or "IAS"). Since our creation in 1987, we have always prepared our Consolidated Financial Statements under U.S. GAAP and intend to continue to do so, while at the same time complying with our reporting obligations under IFRS by presenting a complementary set of accounts in our 2005 Dutch statutory annual report or as may be otherwise requested by local stock exchange authorities. Our decision to continue to apply U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors and the continuity of our reporting, thereby providing our investors a clear understanding of our financial performance.

The obligation to report our Consolidated Financial Statements under IFRS will require us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially impair the clarity of our investor communications. The main potential area of discrepancy concerns capitalization and later amortization of development expenses potentially required under IFRS. Furthermore, while we believe all of our accounting systems are in place to prepare a separate set of accounts pursuant to IFRS starting in January 2005, we may not be able to account for capitalization of development expenses pursuant to IFRS in previous periods for comparative purposes. Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our common shares.

Certain accounting principles of U.S. GAAP are in flux and may lead to significant changes in the way we account for our convertible debt instruments. These changes may lead to significant changes in our financial statements.

Certain U.S. GAAP accounting principles are in flux and pending proposed amendments are likely to be made. Certain of these proposed changes may bring U.S. GAAP more closely into line with IFRS, while others are independent of the move to converge generally accepted accounting principles. This state of flux makes it difficult for us to predict how accounting rules may evolve over the near- and medium-term.

In particular, the Financial Accounting Standards Board ("FASB") has identified accounting for zero coupon convertible debt instruments as an emerging accounting issue. FASB's current proposal would involve uncoupling the debt and equity components of convertible debt instruments, in line with the fair market value of the debt. Recognition of interest expense in line with market rates under the FASB proposal may be considerably higher than the interest currently being charged. In particular, we may be required to show a high interest charge in respect of our 2013 Bonds, even if it is bearing a negative yield. Balance sheets of companies with outstanding convertible debt instruments would also be impacted because shareholders' equity would be adjusted to show increased additional paid-in capital for the value of the embedded conversion option. The current proposal could apply both to our existing convertible debt instruments and any such instruments issued in the future. FASB's proposal date of effect is not yet defined. If a new rule is adopted in line with the current proposals, and if there is no provision that limits its applicability to only those instruments issued in the future, we may be required to change the accounting for our convertible 2013 Bonds on our statement of income and on our balance sheet. There can be no assurance that these proposed rules and regulations or any other laws, rules or regulations, will not be adopted in the future, any of which could adversely affect our financial statements, make compliance more difficult or expensive, or otherwise adversely affect our business, financial condition or prospects.

New U.S. GAAP accounting rules require that share-based compensation to employees be charged against net income, and this could have a material adverse effect on our reported income.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (FAS 123R), which requires that share-based compensation to employees in the form of stock options or similar instruments be considered as a compensation expense and requires recognition of a charge to the income statement, measured on the basis of the fair value of the option at the grant date (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the share-based compensation. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met (similar to those in Statement No. 123). We have reviewed our past employee share purchase plans and concluded that they do not meet these conditions and consequently qualify as compensatory. The impact of the new rule such a change is described in Note 2.23 to the Consolidated Financial Statements, currently computed on the basis of FAS 123.

Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment.

We are subject to a variety of laws and regulations relating, among other things, to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination. A recent directive in the European Union imposes a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additional European legislation will ban the use of lead and some flame retardants in electronic components beginning in 2006. Our activities in the European Union are also subject to the European Directive 2003/87 establishing a scheme for green-house gas allowance trading, and to the applicable national implementing legislation. In addition, a legislative proposal by the European Commission will require the registration, evaluation and authorizations of a large number of chemicals ("REACH"). The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or green-house gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our balance sheet. To date, we have not identified any such specific liabilities. We therefore have not booked specific reserves for any specific environmental risks. See "Item 4. Information on the Company—Environmental Matters".

Loss of key employees could hurt our competitive position.

As is common in the semiconductor industry, success depends to a significant extent upon our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

Changes to our senior management organization, as well as our new top management team's ability to adapt our strategy to evolving market conditions, could adversely affect our operations, if continuity of our relationships with our key customers, partners and suppliers is impaired.

Our common share price, operating results, net income, net income per share and net financial position may be negatively affected by potential acquisitions.

While our growth to date has primarily been organic, we have in the past and may in the future make selected acquisitions that we believe would complement or expand our existing business. We may pay for future acquisitions with cash, our common shares or some combination of both. Acquisitions, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or common shares, may negatively affect our common share price. Announcements concerning potential acquisitions could be made at any time.

Acquisitions involve a number of risks that could adversely affect our operating results, including:

●   the diversion of management's attention;

●   the integration of acquired company operations and personnel;

●   the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

●   the risk that the financial and accounting systems utilized by the business acquired will not meet our standards;

●   the risk that the businesses acquired will not maintain the quality of products and services that we have historically provided;

●   whether we are able to attract and retain qualified management for the acquired business;

●   whether we are able to retain customers of the acquired entity; and

●   the risk of goodwill and other intangible asset impairment, due to the inability of the business to meet management's expectations at the time of the acquisition.

There can be no assurance that (a) we will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to us, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on our business.

We may be faced with product liability or warranty claims.

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Warranty or product liability claims could result in significant expenses relating to costs of defending against such claims, damages awarded or related compensation payments in line with industry or business practices or to maintain good customer relationships. When faced in the past with potential warranty claims in respect of products supplied by us, we have in certain instances paid compensation to customers and may do so again in the future.

We may invest our cash in short-term financial instruments as part of our treasury management strategy, which has certain inherent risks.

From time to time, we may use cash on hand to purchase short-term financial instruments as part of our treasury management strategy. These instruments may have returns that depend on certain credit events of reference debt obligations issued by reference issuers consisting of different banks with a minimum credit rating. Interest is payable to us on such instruments through the final maturity, typically before the end of the financial year, unless suspended upon an earlier credit event under the relevant reference debt or of the relevant reference issuer. For certain short-term financial instruments, principal would be repaid to us at final maturity, unless such a credit event occurs, in which event early repayment of principal would be reduced based on the decline in value of the relevant reference debt. While we place our cash and cash equivalents with high credit quality financial institutions and manage the credit risks associated with financial instruments through credit approvals, investment limits, we do not normally require collateral or other security from the parties to the financial instruments. Thus, no assurance can be given that a rapid, unanticipated crisis in the global financial system would not have an adverse impact on our results of operations and cash flow. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

Furthermore, notwithstanding the fact that we are careful in the selection of financial institutions with which we enter into such agreements, a default event pursuant to the relevant contract may materially impact our financial position.

Reduction in the amount of state funding available to us or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for research and development expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment. See "Item 4. Information on the Company—Public Funding". We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements may require compliance with EU regulations and approval by EU authorities.

We rely on receiving funds on a timely basis pursuant to the terms of the funding agreements. However, funding of programs in France and Italy is subject to annual appropriation of available resources, which is outside our control, as well as to our continuing compliance with all eligibility requirements. If we are unable to receive anticipated funding on a timely basis, or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, this could have a material adverse effect on our business, operating results and financial condition. There is no assurance that any alternative funding would be available, or that, if available, it could be provided in sufficient amounts or on similar terms.

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the European Union, notification to the European Commission by the member state making the contemplated grant prior to disbursement. In particular, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them which could have a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors' interests.

We have been informed that as of December 31, 2004, STMicroelectronics Holding II B.V. ("ST Holding II"), a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"), owned 278,483,280 shares, or approximately 30.8%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

We have also been informed that the shareholders' agreement among ST Holding's shareholders (the "STH Shareholders' Agreement"), to which we are not a party, governs relations between our indirect shareholders Areva Group, Cassa Depositi e Prestiti S.p.A., Finmeccanica S.p.A. and France Telecom, each of which is ultimately controlled by the French or Italian government, see "Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders". The STH Shareholders' Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our articles of association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Managing Board". These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors' interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Furthermore, our ability to issue new shares or other securities may be limited by the existing shareholders' desire to maintain their proportionate shareholding at a certain minimum level. Such approval process is, however, subject to the provisions of Dutch law requiring members of our Supervisory Board to act independently in supervising our management.

Our shareholder structure and our preference shares may deter a change of control.

On May 31, 1999, our shareholders at the annual general meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. Pursuant to approval from our shareholders, and in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of the par value of the preference shares to be issued. The option may only be exercised if ST Holding II owns at least 19% of our issued share capital at the time of exercise. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board.

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders' Agreement, to which we are not a party, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares to 9.5%. The details of the STH Shareholders' Agreement as declared by ST Holding II in its Schedule 13G/A filing dated February 14, 2005, are further explained in "Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders". Disposals of our shares by the parties to the STH Shareholders' Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

In addition, €442.2 million aggregate principal amount of France Telecom 6.75% notes are due on August 6, 2005, (the "2002 Notes"). The 2002 Notes are mandatorily exchangeable into a maximum of 26.42 million of our existing common shares and a minimum of 20.13 million of our existing common shares, depending on our share price at maturity of the 2002 Notes. Finmeccanica Finance S.p.A., a subsidiary of Finmeccanica has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the "Finmeccanica Notes"). The Finmeccanica Notes have been exchangeable at the option of the holder into our existing common shares since January 2, 2004. Furthermore, Finmeccanica has entered into securities lending and other arrangements that could potentially lead to sales of up to an additional 30 million of our existing common shares potentially at any time. Maturity and/or exchange of the aforementioned 2002 Notes and/or Finmeccanica Notes, into a large number of our existing common shares or sales by Finmeccanica could impact the market price of our common shares.

In addition, substantial sales of our common shares or bonds exchangeable into our common shares or any announcements concerning a potential sale by our shareholders, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by our direct or indirect shareholders would depend upon market conditions as well as a variety of factors.

Because we are a Dutch company subject to the corporate law of the Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Our corporate affairs are governed by our articles of association and by the laws governing corporations incorporated in the Netherlands. The corporate affairs of each of our consolidated subsidiaries are governed by the articles of association and by the laws governing such corporations in the jurisdiction in which such consolidated subsidiary is incorporated. The rights of the investors and the responsibilities of members of our Supervisory Board and Managing Board under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Supervisory Board or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding II and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States and Canada. As a result, it may be difficult or impossible for shareholders to effect service within the United States or Canada upon us, ST Holding II, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States or Canada judgments obtained against such persons in U.S. or Canadian courts, or to enforce in U.S. or Canadian courts judgments obtained against such persons in courts in jurisdictions outside the United States or Canada. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

We have been advised by our Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, under current practice, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes the Netherlands' public policy.

Removal of our common shares from the CAC 40 on Euronext Paris, the S&P/MIB on the Borsa Italiana or the Philadelphia Stock Exchange Semiconductor Sector Index could cause the market price of our common shares to drop significantly.

Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the S&P/MIB on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the Philadelphia Stock Exchange Semiconductor Index (or "SOX") since June 23, 2003. However, our common shares could be removed from the CAC 40, the S&P/MIB or the SOX at any time, and any such removal or announcement thereof could cause the market price of our common shares to drop significantly.

Item 4. Information on the Company

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 under the name of SGS-Thomson Microelectronics N.V. and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). Our length of life is indefinite. We are organized under the laws of the Netherlands, we have our corporate legal seat in Amsterdam and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, the Netherlands. Our telephone number there is (+31-20) 406-9604. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is (+41-22) 929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities and Exchange Act of 1934, as amended, is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is (+1-972) 466-6000. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics NV. See Note 3 to the Consolidated Financial Statements.

We completed our initial public offering in December 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange. In 1998, we listed our shares on the Borsa Italiana.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to industry analysts Gartner, Inc. and iSuppli, we were ranked the world's sixth largest semiconductor company based on 2004 sales. Additionally, in 2004, we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or "ASICs") and Application Specific Standard Products (or "ASSPs"). Based upon 2004 revenues and according to iSuppli, we were also among the top three semiconductor suppliers for key applications such as mobile phones, and we were number two in discretes and number three in automotive electronics, industrial products and NOR Flash. Based on 2004 results, we also believe we are a leading supplier of semiconductors for hard disk drives, printers, set-top boxes, Smart cards and power management. Major customers include Axalto, Alcatel, Bosch, Delphi, Delta, Echostar, Ericsson, Hewlett-Packard, Hughes, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Scientific Atlanta, Seagate, Siemens, Sony, Thomson, Vestel and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet Inc., BSI Group, Eurodis, Wintech and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2004, our revenues grew at a compounded annual growth rate of 12.7% compared to 7.7% for the industry as a whole.

We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Products include differentiated ICs (which we define as being our dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, as well as certain Flash memory products which are sold for specific applications and to particular customers. As a leading provider of differentiated ICs, we have developed close relationships with customers, resulting in early knowledge of their evolving requirements and enabling us to increase the penetration of our standard products. Differentiated ICs, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 66% of our net revenues in 2004, compared to approximately 69% in 2003 and 2002. We also target applications that require substantial analog and mixed-signal content and can exploit our system-level expertise. Analog ICs accounted for approximately 44% of our net revenues in 2004, compared to approximately 49% in 2003 and 53% in 2002, while discrete devices accounted for approximately 14% of our net revenues in 2004, compared to approximately 13% in 2003 and 12% in 2002.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies ("BiCMOS") for mixed-signal applications and diffused metal-on silicon oxide semiconductor ("DMOS") technology ("BCD technologies") for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-a-Chip ("SoC") solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.

Through December 31, 2004, we ran our business along product lines organized in the following principal groups:

- Telecommunications, Peripherals and Automotive Groups ("TPA");

- Consumer and Microcontroller Groups ("CMG");

- Memory Products Group ("MPG"); and

- Discrete and Standard ICs Group ("DSG").

Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, and sales and marketing channels. Beginning in 2005, we will report our sales and operating income in three segments:

- the new Application Specific Groups ("ASG") segment, comprised of three product groups – our new Home, Personal and Communication Sector ("HPC"), our new Computer Peripherals Group ("CPG") and our new Automotive Product Group ("APG"). Our new HPC Sector is comprised of the telecommunications and the audio divisions from the former TPA combined with the consumer group from the former CMG Group. Our new CPG Group covers computer peripherals products, specifically disk drives and printers, and our new APG Group now comprises all of our major complex products related to automotive applications formerly within the automotive group of TPA and in other product groups (notably from the former DSG and the Microcontroller Group);

- the Memory Products Group ("MPG") segment, comprised of our memories and Smart card businesses; and

- the new Micro, Linear and Discrete Group ("MLD") segment, comprised of most of the former DSG plus standard microcontroller and industrial devices (including the programmable systems memories ("PSM") division from the former MPG).

The following discussion in this Item 4 and in "Item 5. Operating and Financial Review and Prospects" reflects the organization effective in the three years ended December 31, 2004.

Results of Operations

The tables below set forth information on our net revenues by product group and by geographic region:

	Year ended December 31,		
	2004	2003	2002
	(in millions, except percentages)		
Net Revenues by Product Group			
Telecommunications, Peripherals and Automotive..............	$3,485	$3,268	$3,074
Discrete and Standard ICs	1,614	1,224	1,055
Memory Products	1,974	1,358	1,055
Consumer and Microcontroller	1,619	1,321	1,026
Others[1]	68	67	108
Total..	$8,760	$7,238	$6,318
Net Revenues by Location of Order Shipment[2]			
Europe..	$2,363	$2,012	$1,832
North America..	1,211	985	919
Asia/Pacific..	3,710	3,190	2,748
Japan	403	337	275
Emerging Markets[3]..	1,073	714	544
Total..	$8,760	$7,238	$6,318
Net Revenues by Product Group:			
Telecommunications, Peripherals and Automotive..............	39.8%	45.2%	48.7%
Discrete and Standard ICs	18.4	16.9	16.7
Memory Products	22.5	18.8	16.7
Consumer and Microcontroller	18.5	18.2	16.2
Others[1]	0.8	0.9	1.7
Total..	100.0%	100.0%	100.0%
Net Revenues by Location of Order Shipment:[2]			
Europe..	27.0%	27.8%	29.0%
North America..	13.8	13.6	14.5
Asia/Pacific..	42.4	44.1	43.5
Japan	4.6	4.6	4.4
Emerging Markets[3]..	12.2	9.9	8.6
Total..	100.0%	100.0%	100.0%

(1) Includes revenues from sales of subsystems and other revenues not allocated to product groups.

(2) Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(3) Emerging Markets in 2004 included markets such as Latin America, Africa, Eastern Europe, the Middle East and India.

Strategy

Our strategy incorporates the following complementary elements:

Broad product portfolio. We offer a diversified product portfolio and develop products for a wide range of market applications, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. Such products include ASICs, ASSPs, microcontrollers, non-standard Flash memories and microcontrollers and analog ICs (including mixed-signal ICs). These differentiated ICs help drive our strategic alliances with customers and, as a result of their application-specific features, generally command higher prices and provide lower gross margin volatility across the semiconductor cycles than standard products. Differentiated ICs accounted for approximately 66% of our net revenues in 2004, compared to approximately 69% in 2003 and 2002.

Standard products, which include nonvolatile memories, standard Flash memories, discrete devices, and all standard logic and linear ICs, represented approximately 34% of our net revenues in 2004, compared to approximately 31% in 2003 and 2002. Our standard product families (with the exception of Flash memories) require less capital investment, thereby offering an opportunity to improve our cash flow. They also generally extend the life cycle of our equipment and facilities, bring volume production to our manufacturing infrastructure, thereby helping to reduce the overall cost of production for our differentiated products, and give us the opportunity to benefit from any short-term increases in certain standard product pricing. We believe that the balance between differentiated and standard products contributes to cost-effective manufacturing and represents a strategic advantage for us.

Broad range of design and process technologies. We continue to utilize our expertise and experience with a wide range of process and design technologies to further develop our capabilities. We are committed to maintaining and, in certain areas, to increasing expenditures on core research and development projects as well as to developing alliances with other semiconductor companies and suppliers of software development tools, as appropriate. Technological advances in the areas of transistor performance and interconnection technologies are being developed for our CMOS logic products and semicustom devices. We work on an ongoing basis with key suppliers to develop advanced and standardized design methodologies for our CMOS, mixed signal and nonvolatile memory processes, as well as libraries of macrofunctions and megafunctions for many of our products, and are focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall product development time.

Leading global customer base with focus on strategic alliances. We work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We also leverage our position as a supplier of application-specific products in seeking to sell a broad range of products, and emphasize strategic customer alliances to expand our customer base. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product development risks) to exchange information and give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances in our key targeted application market segments—telecommunications, automotive, consumer and computer peripherals—with customers such as Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Our 12 strategic alliances with key customers have been a major growth driver for us. In 2002, 2003 and 2004, revenues from strategic customer alliances accounted for approximately 47%, 43% and 39% respectively of our net revenues. Our company-wide initiative to offer our products to an expanded customer base fueled incremental, progressive revenue growth throughout 2004, with sales outside our traditional top 50 customers increasing 31% over 2003 levels. We invested to ensure the long-term success of the accelerated marketing program we began in the second half of 2002, by creating new regional competence centers that focus on specific applications, increasing design activities in advanced products with multiple applications, and launching a new generation of e-tools for customer support.

Market share gains. Building market share in our targeted market segments, wireless, digital consumer, automotive, industrial and computer peripherals, is an ongoing priority for us. To date, our success has been largely a function of organic growth achieved by deepening our partnerships with our existing strategic customers, and expanding our customer base. However, we are careful to strike a balance between growth and profitability and we may discontinue or prune those low volume, non-strategic product families.

Industry partnerships. Partnerships with other semiconductor companies and suppliers enable us to share the increasing costs and technological risks involved in the research and development of state-of-the-art processes, product architectures and digital cores and to shorten the product development time of certain products. For example, we are currently working under a joint research and development technology cooperation programs in Crolles2 (France) with Freescale Semiconductor, Inc. and Philips Semiconductors International B.V. We are also jointly developing with the Mobile Industry Processor Interface Alliance ("MIPI"), an industrial coalition, an open standard for wireless application interface, as well as working with Nokia to establish specifications for camera modules, aimed at standardizing this increasingly important component in mobile devices. We work closely with our software and equipment key suppliers on joint development programs to develop easy-to-use design tools for specific applications. Furthermore, we are co-developing NAND Flash memory products with Hynix, and have announced a plan to build a jointly owned dedicated memory manufacturing facility in China.

Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS and BCD technologies. Assembling, testing and packaging of our semiconductor products takes place in our large and modern back-end facilities which are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. We view these relationships as giving us the flexibility when required by market demand to outsource up to a maximum of 20% of each of our front-end and back-end production requirements, enabling us to manage the supply chain to our customers without a commensurate increase in capital spending.

Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world's major economic zones: Europe, Asia, North America and Emerging Markets. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers' business requirements. We have leading-edge, front-end manufacturing facilities in Europe, in the United States and increasingly in Asia, where we sourced over 40% of our wafers at the end of 2004; our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures (particularly lower labor costs). Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers. As appropriate, we intend to continue to build our integrated local presence in those regions where we compete, such as China, where we have both a back-end facility and a design center, and plans for a jointly owned front-end memory manufacturing plant, and India, where we have been expanding our design and software development centers. We have also continued to develop our sales and support organization for emerging markets in Central and Eastern Europe, North Africa, and Latin America.

Balanced sales by application in high-growth market segments. We have a diverse customer base across a broad range of market applications. We have developed a strong product portfolio serving major growth applications within our target market segments, including: automotive, computer peripherals, wireless communications, Internet access, networking, digital consumer appliances and power management. Ongoing investments in research and development and design resources are underway to bring to market the next generation of high-growth applications.

Leadership in System-on-Chip and Application Convergence. Since our inception, we have combined our silicon know-how with the system know-how of a broad range of industries and markets to integrate different system functions on a single chip, pioneering the trend towards system evolution on silicon and super-integration. We currently supply highly integrated products in all our main applications, and particularly in high volume domains, such as wireless communications, hard-disk drives, set-top boxes and digital car radios.

We believe that application convergence built around mobility, connectivity, multimedia, storage and security will be a further significant growth driver for new System-on-Chip products that address different applications on a single chip. We plan to use our broad range of capabilities, including technology, system know-how, strategic and industry alliances and our intellectual property portfolio to continue to anticipate and respond to new end market demand and to move in line with customer demand from a provider of components and Systems-on-Chip to a provider of platform solutions.

Pervasive TQEM Culture and Social Responsibility. We are fostering a corporate-wide Total Quality and Environmental Management ("TQEM") program, which has received several prestigious global awards. TQEM has become an integral part of our culture and is designed to develop a self-directed workforce with a common set of values, objectives and problem-solving processes.

Our TQEM program and culture support our belief that there is no contradiction between building shareholders' and stakeholders' value and that those corporations, such as us, which recognize the importance of their social role and their behavior as good citizens in the communities in which they operate, are not merely fulfilling their ethical obligations, but are also building the basis for improving returns to shareholders. We were one of the first signatories of the Global Compact, the United Nations' initiative to promote responsible corporate citizenship and we continually work to strengthen our efforts in the area of Corporate Social Responsibility. In the field of environmental protection, we are actively involved in reducing landfilled waste, lowering total energy consumption per unit of production and developing renewable energy sources. With respect to occupational health and safety, we have received the OHSAS (Occupational Health and Safety Assessment Series) 18001 qualification for all of our plants. Additionally, we have set up and funded an independent foundation, STMicroelectronics Foundation, organized pursuant to Swiss laws relative to charitable organizations whose main mission is, in the field of corporate social responsibility, to help bridge the digital divide by offering computer literacy courses in communities in which we operate. This program aims to reach at least one million people within a decade. Also, we have maintained our commitment to internal training efforts through our STUniversity organization. For example, in 2004, our e-learning program, which optimizes our reach, enabled our internal training hours to reach approximately 8 hours per e-learner.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discrete, memories and standard commodity components, ASICs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we started the manufacturing of Smart cards, which includes both the production of chips, as in the past, and of cards. Historically, we have not produced dynamic random access memory ("DRAMs") or x86 microprocessors, despite seeking to develop or acquire the necessary intellectual property ("IP") to use them as components in System-on-Chip ("SoC").

In the Subsystems segment, we design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality, we do not report information separately for the Subsystems segment.

Through December 31, 2004, we ran our business along product lines and managed our revenues and internal operating income performance based on the following segments, organized into the following principal groups:

- Telecommunications, Peripherals and Automotive ("TPA");

- Consumer and Microcontroller ("CMG");

- Memory Products ("MPG"); and

- Discrete and Standard ICs ("DSG").

Effective January 1, 2005, we realigned our businesses to increase market focus and realize the full potential of our products, technologies, and sales and marketing channels. See "—Business Overview". The following discussion in this Item 4 and in "Item 5. Operating and Financial Review and Prospects" reflects the organization effective in the three years ended December 31, 2004.

Telecommunications, Peripherals and Automotive Groups

Through December 31, 2004, the Telecommunications, Peripherals and Automotive Groups ("TPA") were responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies, as well as mixed analog/digital semicustom-devices and Micro-Electro-Mechanical System ("MEMS") products. The businesses formerly in our TPA Groups offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semicustom devices that may also include digital signal processor ("DSP") and microcontroller cores. The businesses formerly in our TPA Groups particularly emphasized dedicated integrated circuits ("ICs") for automotive, computer peripherals and industrial application segments, as well as for mobile and fixed communication, computing and networking application segments.

Our businesses formerly in the TPA Groups work closely with customers to develop application-specific products using our technologies, intellectual property, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.

The former Telecommunications Group had four divisions: Cellular Terminal, Cellular Infrastructure, Network and Access. The former Peripherals Group was comprised of: Data Storage, Printer, Power Conversion and Industrial, and the Microfluidics Division. The Audio and Automotive Group had four business divisions: Car Communication, Automotive, Audio, and the Car Multimedia Division. The three groups were supported by three technical centers: digital signal processing and microcontroller cores division, analog and power technology research and development center and the multimedia platform unit.

Telecommunications Group

(i) *Cellular Terminal Division.* We focus our product offerings on cellular phones serving the major original equipment manufacturers, or "OEMs", with differentiated ICs. In this market, we have key positioning in energy management, audio coding and decoding function ("CODEC") and radio frequency ICs. We are shipping mobile phone energy-management devices in volume to three of the world's top five original equipment manufacturers. In February 2004, we opened a joint design center with Nokia targeting radio frequency IC development for mobile phones.

We unveiled details of our multimedia application processor chips, known as the "Nomadik" family of products, for 2.5/3G mobile phones, portable wireless products and other applications, and the chips are being sampled by potential customers. The Nomadik was recognized as the "Best Application Processor" by *Microprocessor Reports* in February 2004. In December 2002, we founded open mobile application processor interfaces ("OMAPI"), a joint initiative with Texas Instruments, to define and promote an open standard for wireless application interfaces, which should promote faster and broader deployment of multimedia-enhanced mobile devices and applications. This initiative was significantly expanded in 2003 when we co-founded the Mobile Industry Interface Alliance ("MIPI"). Emphasizing our role in the mobile market and reinforcing our commitment to the Open Mobile Alliance ("OMA"), we are a sponsor member of and on the board of directors of OMA.

In February 2005, we decided to stop work on a reference design chipset for the GSM/GPRS market. Research and development engineers dedicated to this program were redeployed to other wireless projects.

(ii) *Cellular Infrastructure Division.* We formed the Wireless Communications Infrastructure Products business unit to develop dedicated infrastructure chip solutions that will be focused on primarily the new third-generation telecom standards, but supporting existing standards as well. We have already developed all of the technologies required for the wireless infrastructure application specific IC ("ASIC") market due to our many years of experience in this field. For the digital baseband chips that handle complex digital processing tasks, we have developed a family of digital signal processor cores. The digital based band processor for 3G infrastructure was sampled in 2004. We have already developed other key radio frequency and mixed signal products for the demanding performance required by the cellular infrastructure market.

(iii) *Network Division.* In 2002, as part of our agreement to acquire Alcatel Microelectronics, important know-how and experienced engineers were added to our resources, significantly enhancing our overall capabilities to compete in the arena for Bluetooth ICs. In December 2003, we acquired Synad Technologies for $55 million to expand our wireless local area network ("LAN") offerings. Our wireline telecommunications products are used in telephone sets, modems, subscriber line interface cards ("SLICs") for digital central office switching equipment and high-speed electronic and optical communications network.

(iv) *Access Division.* In 2003, we finalized the acquisition of certain assets of Tioga Technologies, including its intellectual property rights for Digital Subscriber Line ("XDSL") chipsets. These XDSL products include an integrated Asymmetric DSL ("ADSL") multi-channel processor for central office applications. When used together with our existing line of advanced analog front-end and power-efficient line drivers, this chipset provides a compact and power-efficient solution. In January 2005, we announced that we would scale back our presence in the CPE modem market. This initiative will result in an impairment charge of approximately $60 million to be recorded in the first quarter of 2005 and certain additional restructuring charges to be further estimated. See Note 31 to our Consolidated Financial Statements.

Peripherals Group

(i) *Data Storage Division.* We produce ICs for several data storage applications, specializing in disk drives with advanced solutions for read and write digital channels, controllers, host interfaces, digital power processing and micromachinery. We are actively working on super-integrating these macro-functions into SoC solutions. We believe that we are one of the largest semiconductor companies supplying the hard-disk-drive market based on sales.

A market leader in the data storage market selected our SoC for its next generation desktop drives. This SoC includes a rich variety of our own IP including our read/write channel, Serial ATA controller and microcomputer core. Complementing our leading position in components for desktop and server applications, we began supplying a kit including a SoC disk controller and a motion control power combo to a leading maker of drives for mobile applications. In 2004, we joined the Consumer Electronics - Advanced Technology Attachment (CE-ATA) initiative, a consortium of leading companies working to define a standard interface for small form-factor disk drives that meets the needs of handheld and consumer electronic products.

(ii) *Printer Division.* We are focusing on inkjet and multifunction printer components and are an important supplier of pen chips, motor drivers, head drivers, digital engines, high-performance photo-quality applications and digital color copiers. We are also expanding our offerings to the laser printer market. We are an important partner of Hewlett-Packard for technology development and manufacturing and are currently developing printer SoC platforms. Other notable successes in the printer field included multiple design wins for stand-alone, photo and multifunction printers as well as becoming the reference SoC vendor for an important printer supplier from 2005 onward.

(iii) *Microfluidics Division.* This newly created division builds on the years of our success in the field of microfluidic product design, developed primarily for the inkjet print head product line and expands our offering into related fields, such as medicine and health diagnostics. As a result, we announced an agreement with MobiDiag to create a complete system for genomic-based detection of infectious diseases based on our silicon MEMS Lab-on-Chip technology.

(iv) *Power Conversion and Industrial Division.* We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and switch mode power supplies ("SMPS"). Our key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, including mobile telephone sets. We had multiple design wins for power management chipsets with PC motherboard manufacturers based in the Asia/Pacific region.

Audio and Automotive Groups

Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. Our automotive products include alternator regulators, airbag controls, anti-skid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car multimedia.

(i) *Automotive Division.* We hold a leading position in the IC market for automotive products. From engine and transmission control to mechanical-electronic solutions, microelectronics are steadily pervading all sectors of the automotive industry. Our robust family of automotive products, including MEMS accelerometers, complete standard solutions for DC-motor control and automotive grade 16-bit microcontrollers with embedded Flash memory, provide a broad range of features that enhance performance, safety and comfort while reducing the environmental impact of the automobile.

(ii) *Audio Division.* We design and manufacture a wide variety of components for use in audio applications including satellite radio chipsets. We received multiple design wins for digital car radio receiver chips with European, U.S. and Japanese car radio makers. We also introduced a family of direct digital amplifications ("DDX") digital audio amplifier chips that improve sound quality while reducing power consumption, size and cost. Aimed primarily at applications in digital versatile disk ("DVD") home theater systems and mini component stereos, these chips allow powerful surround sound systems to be housed in a compact enclosure. DDX was developed by Apogee Technology Inc. and licensed exclusively to us.

(iii) *Car Communication Division.* We provide auto manufacturers with full solutions for analog and digital car radio solutions for wireless communication, tolling, navigation and other telematic functionalities. Our solutions are found in many current global car models.

(iv) *Car Multimedia Division.* The increasingly complex requirements of the car/driver interface have opened a new market for us in the area of car multimedia. We have the know-how and experience to offer to the market complete telematics solutions which include circuits for GPS navigation, voice recognition, audio amplification and audio signal processing. Recent offerings include a high-performance Bluetooth®-based hands-free car-kit reference design and the first prototype of a real single chip GPS embedding radio (RF) and base-band function (DSP) on the same silicon with volume production scheduled in 2005.

Consumer and Microcontroller Groups

Through December 31, 2004, the Consumer and Microcontroller Groups ("CMG") were responsible for the design, development and manufacture of microcontrollers, and application-specific standard products ("ASSP") for consumer applications targeting the high-growth digital consumer segment, including digital set-top boxes, DVD players and recorders, digital cameras and displays and digital TV.

Through December 31, 2004, the Consumer and Microcontroller Groups were divided into the Consumer Group and the Microcontroller Group.

Consumer Group

The Consumer Group was divided into four divisions through 2004: Set-Top Box, DVD, Digital TV and Display and Imaging.

(i) *Set-Top Box Division*. We continued to expand our product and customer bases introducing solutions for set-top boxes with web-browsing, digital video recording and time-shifting capabilities. We reinforced the market leadership of our STi5500 ("OMEGA") family of set-top box back-end decoders in September 2004 with the introduction of the STi7710, the latest member of our OMEGA family of STB decoder solutions. The new single chip SoC device addressing the HDTV market performs at an advanced speed, and has enhanced graphics and security features as well as integrated DVR capability, while retaining compatibility with our earlier products. We continue to strengthen our product offerings by addressing software solutions for DVB-MHP (Java) and Microsoft Windows Media based systems.

(ii) *DVD Division.* Our product strategy focuses on serving a portion of the DVD player market with significant development targeted at the recorder market in 2005 and beyond. In January 2005, we announced the industry's most advanced single chip silicon solution for DVD playback, the STm8010. This 90-nm product will be available in mid-2005.

(iii) *Digital TV and Display Division.* We address both the analog and digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. Additionally, we develop and deliver display solutions for Liquid Crystal Displays ("LCD"), Plasma Displays ("PDP"), and conventional Cathode Ray Tube ("CRT") displays and monitors. In 2004, we introduced the STD2000, our single chip solution for integrated Digital TV, which supports all display types and both standard and high definition formats. Production begins in mid-2005.

(iv) *Imaging Division.* Our Imaging Division focuses on digital still cameras, video cameras and imaging for a wide variety of industrial, consumer, computer and telecommunications markets. We introduced the latest CMOS imaging solution for mobile phone cameras: a one megapixel chipset combining the CMOS image sensor module and the mobile imaging DSP. Our product roadmap includes multiple megapixel modules with autofocus capability before the end of 2005. We shipped over 30 million CMOS camera phone solutions in 2004.

Microcontroller Group

Through December 31, 2004, we managed our competitive, high-volume 8-, 16- and 32- bit microcontrollers for all major application segments in our former Microcontroller Group. This family of products has been developed with a wide portfolio of processes capable of embedding nonvolatile memories such as erasable programmable read-only memory ("EPROM"), electrically erasable programmable read-only memory ("EEPROM") and Flash memories. In 2003 we introduced new products for the ST7Lite series of integrated 8-bit Flash microcontrollers. The ST7FLite1 and ST7Flite2 are suited for a wide range of high volume applications including appliances, alarms, sensors, battery-powered products, industrial controls and many other portable and low cost systems.

Memory Products Group

The Memory Products Group ("MPG") designs, develops and manufactures a broad range of semiconductor memory and Smart card products.

Through December 31, 2004, our MPG was organized into nonvolatile memory and Smart card divisions: (i) wireless Flash memories; (ii) high density and consumer NOR Flash memories; (iii) standard nonvolatile memories; (iv) serial nonvolatile memories; (v) random access memory ("RAM") and automotive NOR Flash; (vi) nonvolatile RAM ("NVRAM") and PSM; (vii) NAND Flash and storage media; (viii) Smart card ICs; and (ix) Incard.

Flash memory technology, which is one of the enablers of digital convergence, is the core of our nonvolatile memory activity. The products developed by the various nonvolatile memory divisions are complementary and are addressing different functions and/or market segments.

In 2003, we made two acquisitions which complemented our product portfolio in the Smart card field: Proton World International (a company with expertise in the field of operating software ("OS") and applications development) and Incard (a company with expertise in card manufacturing and electrical and graphical personalization and global delivery and support for the Smart card market, particularly in the high-end mobile phone market).

(i) *Wireless Flash Memories Division.* Wireless applications have very specific requirements in terms of power consumption, packaging and memory addressing. As a result, wireless Flash memories are more comparable to dedicated products than pure standard products. We offer a very wide portfolio of wireless Flash memories. The latest 256 Megabit ("M-bit"), 2 bit/cell, 1.8V serves the needs of the next generation of multimedia phones. The production of wireless Flash was approximately 90% 130-nm in the fourth quarter of 2004, while 90-nm will be introduced at the beginning of 2005.

(ii) *High Density & Consumer NOR Flash Division.* We support the consumer market with 64 and 128 M-bit, 3V Flash memories which contains specific security features for applications such as set-top boxes. Our product development of 3V technology will follow the same roadmap as wireless Flash and extend to 256 M-bit and above.

(iii) *Standard Nonvolatile Memories Division.* We produce a broad range of industry standard, general purpose Flash memories from 1 to 32 M-bit as well as the more mature EPROM, from 16 Kilobit ("K-bit") to 32 M-bit. Efficient manufacturing together with our sales and distribution channels have contributed to the exploitation of our technological advantage in EPROM. The same approach is being applied to industry standard Flash.

(iv) *Serial Nonvolatile Memories Division.* We offer serial Electronically Erasable Programmable Read-Only Memory up to 512 K-bit, and serial Flash memories ("SNVM"). Serial EEPROMs are the most popular type of EEPROMs and are used in computer, automotive and consumer applications. Combining the typical interface of serial EEPROM and Flash technology, we pioneered the concept of serial Flash. Serial Flash allows integration of up to 32 M-bit in an 8-pin package for a large variety of applications.

(v) *RAM & Automotive NOR Flash Division.* We have introduced a range of low power static random access memory ("SRAM") products from 256 K-bit to 16 M-bit in various voltages. These are aimed primarily at satisfying the memory requirements of wireless applications, as a complement of our Flash offerings, specifically to stack them together with Flash in the same multi-chip package.

We are offering a range of automotive Flash from 4 to 32 M-bit with automotive specific features. We have elaborated a specific manufacturing flow designed to meet the highest automotive reliability requirements.

(vi) *Nonvolatile Random Access Memory ("NVRAM") & Programmable Systems Memories ("PSM") Division.* We are producing a wide range of nonvolatile RAMs (battery backed-up SRAM) used in computers, industrial and telecommunications equipment. Building on the specific IP developed for the NVRAMs; we are also extending our range with new real-time clock ("RTC"), reset and microprocessor supervisor families.

Our strategy of developing innovative, differentiated and value-added products allows us to offer configurable memory systems, integrating multiple memory types and control logic. These products serve a variety of applications such as point of sales terminals, power meters, and white goods.

(vii) *NAND Flash and Storage Media Division.* In 2004, we began offering NAND Flash memory products pursuant to a co-development and manufacturing agreement with Hynix. The first products were available in mid-2004. Our most advanced offering, a single die 1 G-bit at 90nm chip, is now available in production, while at the end of 2005, we plan to introduce 70-nm products. NAND Flash are primarily used to store information such as music, still pictures, video, data files in a variety of consumer applications, including mobile phones, MP3 readers, universal serial bust ("USB") keys and digital still cameras.

(viii) *Smart Card IC Division.* Smart cards are card devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems, cellular telephone systems and banks, as well as pay television systems and ID/passport cards. Other applications include medical record applications, card-access security systems, toll-payment and secure transactions over the Internet applications. We have a long track record of leadership in Smart card ICs. Our expertise in security is a key in leading the finance and pay-TV segments and developing the IT applications. Our mastering of the nonvolatile memory technologies is instrumental to offer the highest memory sizes (up to 128 KBytes and even 1 MByte), particularly important to address the emerging high end mobile phone market. Our offer in embedded software provides added value to our silicon and contributes to facilitate the Smart card market development. Proton World International is now part of the Smart card IC division.

(ix) *Incard Division.* The division develops, manufactures and sells plastic cards (both memory- and microprocessors-based) for banking, identification and telecom applications. Incard operates as a stand alone organization and also directly controls the sales force for this product offering.

Discrete and Standard ICs Group

Through December 31, 2004, the Discrete and Standard ICs Group ("DSG") was responsible for the design, development and manufacture of discrete power devices, (power transistors and other discrete power devices), standard linear and logic ICs, and radio frequency products.

Our discrete and standard products are manufactured using mature and state-of-the-art technology processes. Although such products are less capital-intensive than other ST products, we are continuously improving product performance and developing new product features. We have a wide customer base, and a large percentage of our discrete and standard products are sold through distributors.

(i) *Power Transistors Division.* We design, manufacture and sell power transistors, which operate at high current and high voltage levels in a variety of switching and pulse-mode applications. We have three power transistor divisions: Bipolar Transistors, Power MOSFETs (Metal-Oxide-Silicon Field Effect Transistors) plus IGBT's (Insulated Gate Bipolar Transistors) and "VIPpower"™ (Vertical Intelligent Power) devices.

Our bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS applications, television/monitor deflection circuits and lighting systems. Particularly, our new family of ESBT (Emitter Switch Bipolar Transistor) is suitable for high current – high voltage applications, including auxiliary power suppliers, welding machines and PFC (Power Factor Corrector).

Our family of VIPpower products, as well as Omnifets exhibit the operating characteristics of power transistors while incorporating full thermal, short-circuit and over-current protection and allowing logic-level input. VIPpower products are used in consumer goods (lamp ballasts, battery chargers) and automotive products (ignition circuits, central locking systems, transmission circuits, etc.). Omnifets are power MOSFETs with fully integrated protection devices for a variety of sophisticated automotive and industrial applications.

(ii) *Others Discrete Power Devices Division.* We manufacture and sell a variety of discrete power devices, including rectifiers, protection devices and thyristors (silicon controlled rectifiers or "SCRs" and three-terminal semiconductors for controlling current in either direction or "Triacs"). Our devices are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices to protect electronic equipment from power supply spikes or surges, and thyristors vary current flows through a variety of electrical devices, including lamps and household appliances.

We offer a highly successful range of standard products built with our proprietary Application Specific Discrete ("ASD"™) technology, which allows a variety of discrete structures (diodes, rectifiers, thyristors) to be merged into a single device optimized for specific applications such as interference filtering ("EMI") for cellular phones. We have recently developed some electronic devices integrating both passive and active components on the same chip, "IPAD" or Integrated Passive and Active Devices, which are widely used in the wireless handset market.

(iii) *Standard Logic and Linear ICs Division.* We produce a variety of HCMOS logic device families, which include clocks, registers, gates and latches. Such devices are used in a wide variety of applications, including portable computers, computer networks and telecommunications systems. We also offer standard linear ICs covering a variety of applications, including amplifiers, comparators, decoders, detectors, filters, modulators, multipliers and voltage regulators.

(iv) *Radio Frequency Products Division.* We supply components for RF transmission systems used in television broadcasting equipment, radar systems, telecommunications systems and avionic equipment. We are targeting new applications for our RF power products, including two-way wireless communications systems (in particular, cellular telephone systems) and commercial radio communication networks for business and government applications.

Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure.

Partnerships with other semiconductor industry manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. We have been collaborating with Philips Semiconductors International B.V. for the joint development of CMOS process technologies in Crolles, France, since 1992. In 2003, we began cooperating with Freescale Semiconductor, Inc. (formerly Motorola's semiconductor division) and Philips Semiconductors International B.V. for the joint research and development of CMOS process technology to provide 90-nm to 32-nm chip technologies on 300-mm wafers, as well as for the operations of a 300-mm wafer pilot line fab which has been built in Crolles, France (called "Crolles2") with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. TSMC has also been involved in the Crolles2 cooperation for specific programs.

We began working with Texas Instruments in 2002 to jointly define and promote an open standard for wireless application processor interfaces. This initiative has now broadened and is known as the MIPI Alliance. It now includes over 70 members that collaborate as mobile industry leaders with the objective of defining and promoting open standards for interfaces to mobile application processors. Through these open standards, the MIPI Alliance intends to speed deployment of new services to mobile users by establishing specifications for standard hardware and software interfaces to mobile application processors and encouraging the adoption of those standards throughout the industry. We are board members of MIPI.

We have also established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Axalto, Canon, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Teradyne and Wacker and with computer-aided design ("CAD") tool producers, including Cadence, Co Ware and Synopsys. We also participate in joint European research programs, such as the MEDEA+ and ITEA programs, and cooperate with major research institutions and universities.

On November 16, 2004, we signed and announced the joint-venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, China. The joint venture is an extension of the

NAND Flash Process/product development and manufacturing relationship. Construction of the facility is expected to begin in 2005. When complete, the fab will employ approximately 1,500 people and will feature an 8-inch wafer production line beginning production in 2006 and a 12-inch wafer production line beginning production in 2007. The total investment planned for the project is $2 billion. We will be contributing 33% of the equity financing, while Hynix will contribute 67%. We will also contribute $250 million as long-term debt to the new joint venture, guaranteed by subordinated collateral on the joint venture's assets. The financing will also include credit from local Chinese institutions, involving debt and a long leasehold. In 2005, when the conditions for the inception of the new joint venture are met, the equity investment from both parties is expected to reach around $375 million, of which amount we will subscribe capital for $125 million and the partner for $250 million. In addition, we will subscribe for $125 million in share capital in 2006.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to approximately 1,300 direct customers. Major customers include Axalto, Alcatel, Bosch, Delphi, Delta, Echostar, Ericsson, Hewlett-Packard, Hughes, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Scientific Atlanta, Seagate, Siemens, Sony, Thomson, Vestel and Western Digital. To many of our key customers we provide a wide range of products, including dedicated products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors, including Arrow Electronics, Avnet Inc., BSI Group, Eurodis, Wintech and Yosun.

The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications			
Customers:	Alcatel	Huawei	Nokia	Sagem
	Cellon	Humax	Nortel Networks	Siemens
	Cisco	Kyocera	Philips	Sony Ericsson
	Finisar	Motorola	Sanyo	Thomson
Applications:	Camera modules / mobile imaging		Portable multimedia	
	Central office switching systems		Telephone terminals (wireline and wireless)	
	Data transport (routing, switching for electronic and optical networks)		Wireless connectivity (Bluetooth, WLAN, FM radio)	
	Digital cellular telephones		Wireless infrastructure	
	Internet access (XDSL)			
Computer Peripherals			
Customers:	Acer	Delta	Intel	Samsung
	Agilent	Epson	Lexmark	Seagate
	Creative Technology	Hewlett-Packard	Logitech	Western Digital
	Dell	IBM	Maxtor	Xerox
Applications:	Data storage		Power management	
	Imaging		Printers	
	Monitors and displays		Webcams	
Automotive			
Customers:	Alpine	Denso	Marelli	TRW
	Bosch	Harman	Motorola	Valeo
	Conti	Hella	Pioneer	Visteon
	Delphi	Lear	Siemens	XM Satellite
Applications:	Airbags		Global positioning systems	
	Anti-lock braking systems		Multimedia	
	Body and chassis electronics		Radio / satellite radio	
	Engine management systems		Telematics	
	(ignition and injection)		Vehicle stability control	

Consumer

Customers:	Bose Corporation	LG Electronics	Pioneer	Tomen
	Echostar	Matsushita	Samsung	Vestel
	Hughes	Microsoft	Scientific Atlanta	
	Humax	Olympus	Sony	
	Kenwood	Philips	Thomson	

Applications:	Audio processing (CD, DVD, Hi-Fi)	DVDs
	Analog / digital TVs	Imaging
	Digital cameras	Set-top boxes
	Digital music players	VCRs

Industrial / Other Applications

Customers:	Astec	Echelon	Nagra	Siemens
	Autostrade	Enel	Oberthur	Toppan
	Axalto	Gemplus	Orange	Taiwan Liton
	Delta	Hewlett-Packard	Philips	Tyco

Applications:	Battery chargers	Lighting systems (lamp ballasts)
	Smart card ICs	Motor controllers
	Industrial automation / control systems	Power supplies
	Intelligent power switches	Switch mode power supplies

In 2004, our largest customer, Nokia, represented 17.1% of our net revenues, compared to 17.9% in 2003 and 17.6% in 2002. No other single customer accounted for more than 10% of our net revenues. Sales to our OEM customers accounted for approximately 79% of our net revenues in 2004, from approximately 82% of our net revenues in 2003 and 84% in 2002. Sales to our top ten OEM customers were approximately 44% of total revenues in 2004, 46% in 2003 and 49% in 2002. We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 21% of our net revenues in 2004 were made through distributors, compared to 18% in 2003 and 16% in 2002. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See "Item 3. Key Information—Risk Factors—Disruptions in our relationships with any one of our key customers could adversely affect our results of operations".

Sales, Marketing and Distribution

We operate regional sales organizations in Europe, North America, Asia/Pacific, Japan and Emerging Markets which include Latin America, Africa, Eastern Europe, the Middle East and India. For a breakdown of net revenues by product group and geographic region for each of the five years ended December 31, 2004, see "Item 5. Operating and Financial Review and Prospects—Results of Operations—Segment Information".

The European region is divided into seven business units: automotive, consumer and computers, industrial, Smart card, telecom, EMS and distribution. Additionally, for standard products, we actively promote and support the sales of these products throughout the region. This effort includes sales force, field application engineers, supply-chain management and customer-service, and a technical competence center for system-solutions, with support functions provided locally.

In the North America region, the sales and marketing team is organized into eight business units. They are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), data storage (San Jose, California and Longmont, Colorado), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix, Arizona supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.

In the Asia/Pacific region, sales and marketing is organized by country and is managed from our regional sales headquarters in Singapore. We have sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, logistics, application laboratory and design services for the entire region. In addition, there are design centers in Korea and China.

In Japan, the large majority of our sales are made through distributors, as is typical for foreign suppliers to the Japanese market. However, our sales and marketing engineers in Japan work directly with customers as well as with the distributors to meet customers' needs. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications.

The Emerging Markets region in 2004 included Latin America, Africa, Eastern Europe, the Middle East and India, as well as our design and software development center in India, which employed approximately 1,500 people, in a wide range of activities. We intend to increase our focus on this region to enhance our presence in these new markets. Since January 1, 2005, Eastern European countries now forming part of the EU are no longer included in the Emerging Markets region but in the European region. In 2005, Emerging Markets includes Latin America, Russia, Mediterranean and Eastern European countries which are not part of the European Union, the Middle East and Africa, as well as our design and software development centers in India.

The sales and marketing activities carried out by our regional sales organizations are supported by the product marketing that is carried out by each product division, which also include product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. We have recently initiated a program to expand our customer base. This program's key elements include adding sales representatives, adding regional competence centers and new generations of electronic tools for customer support.

Except for Emerging Markets, each of our regional sales organizations operates dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France, Phoenix, Arizona and Singapore, and have made considerable investments in warehouse computerization and logistics support with the focus on demand generation for new and existing applications and to promote complete systems solutions.

We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We recognize revenues upon transfer of ownership of the goods at shipment. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we are also selling and delivering our products to Electronic Manufacturing Suppliers ("EMS"), which, on a contractual basis with our customers, incorporate our products into the dedicated products which they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues as such customers may choose within a specific period of time the moment when they take delivery of our products.

Research and Development

We believe that research and development is critical to our success, and we are committed to increasing research and development expenditures in the future. From January 1, 2005, we created a new Front-End Technology and Manufacturing organization ("FTM") encompassing the present front-end manufacturing and central research and development functions.

In periods of industry downturn, such as in 2001, 1998 and 1997, we continue to invest strongly in research and development, while reducing our other general expenses. In 2004, we spent $1,532 million on research and development, which represented an approximately 24% increase from $1,238 million in 2003, while

2003 spending represented a 21% increase from $1,022 million in 2002. The table below sets forth information with respect to our research and development spending since 2002. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

| | Year ended December 31, | | |
	2004	2003	2002
	(in millions, except percentages)		
Expenditures	$1,532	$1,238	$1,022
As a percentage of net revenues..	17.5%	17.1%	16.2%

Approximately 87% of our research and development expenses in 2004 were incurred in Europe, primarily in France and Italy. See "—Public Funding". As of December 31, 2004, approximately 9,800 employees were employed in research and development activities worldwide.

Our policy in the field of research and development is market driven, focused on leading-edge products and technologies, in close collaboration with strategic alliance partners, leading universities and research institutes, key customers and global equipment manufacturers working at the cutting edge of their own markets. We invest in a variety of research and development projects ranging from long-term advanced research for the acceleration, in line with industry requirements and roadmaps such as the International Technology Roadmap for Semiconductors (IRTS), of our broad range of process technologies including BiCMOS; bipolar, CMOS, and DMOS ("BCD"); High Performance Logic; and stand-alone and embedded Flash and other nonvolatile memories; to the continued expansion of our system level design expertise and IP creation for advanced architecture for System-on-Chip integration, as well as new products for many key applications in the field of digital consumer wireless communications and networking, computer peripherals, Smart cards and car multimedia among others.

Our research and development activities focus on the very large scale integration ("VLSI") technology platform, new systems architectures, new product developments and emerging technologies in microsystems, nanotechnologies and photonics. The development of the technology platform (VLSI technologies and design tools) is conducted by Central Research and Development ("CRD") while new systems architectures are studied in the Advanced System Technology ("AST") units. New product research and development is conducted within each product group in conjunction with customers. The highest concentration of our CRD activities is located in the two main VLSI facilities of Crolles, France and Agrate, Italy. Other important CRD activities are located in Italy (Castelletto and Catania); France (Grenoble, Rousset, Tours); United States (Berkeley, Carrollton, Phoenix, San Diego); United Kingdom (Bristol, Edinburgh); Switzerland (Geneva); Tunisia (Tunis); Morocco (Rabat); China (Beijing, Hong Kong, Shenzen, Shanghai); Singapore and India (Noida and Bangalore).

The central research and development units participate in several strategic partnerships. Our manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French *Groupement d'intérêt économique* ("GIE") named "Centre Commun de Microelectronique de Crolles". Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of Commissariat de l'Energie Atomique ("CEA") an affiliate of Areva Group (one of our indirect shareholders), is our partner. Until December 31, 2002, France Telecom R&D (France Telecom is also one of our indirect shareholders) was a member of this GIE.

We also cooperate with Philips Semiconductors International B.V., and Freescale Semiconductor, Inc. as part of the "Crolles2 Alliance" to jointly develop sub-micron CMOS logic processes to provide 90-nm to 32-nm chip technologies on 300-mm wafers and to build and operate an advanced 300-mm wafer pilot line in Crolles, France. The pilot line was officially inaugurated on February 27, 2003, and the first silicon rolled off the line during the first quarter of 2003 with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. On January 31, 2005, the Crolles2 Alliance extended the scope of the joint semiconductor research and development activities to include research and development related to wafer testing and packaging. The agreement reflects the special needs of wafer testing and packaging for devices produced on 300-mm wafers in 90-nm and beyond.

However, there can be no assurance that we will be able to develop future technologies and proliferate them on satisfactory terms, that the alliance will be successful or will enable us to effectively meet customer demands or that its operations will not be adversely affected by unforeseen events and the sizeable risks related to such development of new technologies, which could materially adversely affect our business, results of operations and prospects. See "Item 3. Key Information—Risk Factors—Our research and development efforts in the field of CMOS process development are dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure of such alliances in developing new process technologies in line with market requirements".

In April 2004, we announced an agreement with CEA for a four-year research and development project called Nanotec 300 with the three partners of the Crolles2 Alliance, to expire in 2007. The agreement foresees the joint development of nanoelectronic technologies for 45, 32-nm-and-below CMOS nodes on 300mm wafers. The research will be conducted by LETI in Grenoble, France covering four areas: advanced patterning; front-end materials and process steps; advanced devices; and back-end materials and process steps. Nanotec 300 is supported by a total investment of €300 million funded by the members of the Crolles2 Alliance and various French government authorities.

We also play leadership roles in numerous projects running under the European Union's IST programs. We have actively participated in these programs and are continuing its collaborative research and development efforts within the MEDEA+ research program. On December 15, 2004, we announced that a MEDEA+ project that we led, and which was largely implemented at our research and development center in Crolles, France, won the first of a new series of annual awards for European collaborative innovation in microelectronics, called the "Jean-Pierre Noblanc Award for Excellence".

The CRD activities performed at our 200mm facility in Agrate, Italy, are focused on the development of new generation 90-nm Flash memories from which other nonvolatile memory products are derived, such as embedded memories, EEPROM and one-time programmable ("OTP") memories. Current Flash developments, which are one of our technology drivers, are targeting very high density multilevel memories and the introduction of innovative materials for nonvolatile applications.

A technical center in Noida, India, has been developing design software and CAD libraries and tools for 10 years. In 2004, we announced plans to open another technical center housing 100 engineers in Bangalore, India. We have developed a wide network of cooperation with many universities worldwide, including in the United Kingdom (Bristol), Italy (Bologna, Catania, Genoa, Lecce, Milan, Naples, Palermo, Pavia, Pisa, Rome and Turin), France (Grenoble, Marseille, Montpellier, Toulouse and Tours), the United States (Carnegie Mellon, Stanford, Princeton, Berkeley, UCSD and UCLA) and Singapore for basic research projects on design and process development.

In addition to central research and development, each operating division conducts independent research and development activities on specific processes and products focusing on developing an advanced range of the key technological building blocks required by targeted applications. These building blocks include (i) motion picture experts group ("MPEG2") decoder ICs; (ii) a family of 16-bit (ST10, super 10), 32-bit (ST20) and 64-bit microcontrollers; (iii) a family of general purpose DSP cores for embedded applications as well as several dedicated DSP cores for specific applications; (iv) embedded volatile (DRAM and SRAM) and nonvolatile (EPROM, EEPROM and Flash) memories; (v) the Nomadik family of microprocessors; and (vi) CMOS imaging systems. Applying our broad range of technologies and our expertise in diverse application domains, we are currently embedding dedicated, semicustom circuits and these advanced building blocks on the same chip, in addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed signal technologies.

Property, Plants and Equipment

We currently operate 16 (as per table below) main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants (known as "fabs") and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities		
Crolles1, France	Semicustom devices, microcontrollers and dedicated products	Fab: 200-mm CMOS and BiCMOS, research and development on VLSI sub-micron technologies
Crolles2, France[1]..............	Dedicated products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (90-nm and below) CMOS and SOI technology development
Phoenix, Arizona.................	Dedicated products and microcontrollers	Fab: 200-mm CMOS, BiCMOS, BCD
Agrate, Italy........................	Nonvolatile memories, microcontrollers and dedicated products	Fab 1: 150-mm BCD, nonvolatile memories, MEMS. (converting to 200-mm)
		Fab 2: 200-mm Flash, embedded Flash, research and development on nonvolatile memories and BCD technologies
Rousset, France	Microcontrollers, nonvolatile memories and Smart card ICs and dedicated products	Fab 1: 150-mm CMOS, Smart card (phase-out planned in Q2 2006) Fab 2: 200-mm CMOS, Smart card, embedded Flash
Catania, Italy	Power transistors, Smart Power ICs and nonvolatile memories	Fabs 1/2: 150-mm Power metal-on silicon oxide semiconductor process technology ("MOS"), VIPpower (Vertical Intelligent Power), MO-3 and Pilot Line RF
		Fab 3: 200-mm Flash, Smart card, EEPROM
		300-mm building constructed but not fully facilitized and equipped.
Castelletto, Italy	Smart power BCD	Fab: 150-mm BCD and MEMS pilot line (closure announced for end Q2 2006)
Tours, France.......................	Protection thyristors, diodes and application-specific discrete-power transistors	Fab: 125-mm and 150-mm discrete

Location	Products	Technologies
Ang Mo Kio, Singapore......	Dedicated products, microcontrollers, power transistors, commodity products, nonvolatile memories, and dedicated products	Fab 1: 125-mm, power MOS, bipolar transistor, bipolar ICs, standard linear
		Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smart card, Micros
		Fab 3: 200-mm BiCMOS, Flash
Carrollton, Texas.................	Memories, microcontrollers, dedicated products and semicustom devices	Fab: 150-mm BiCMOS, BCD and CMOS
Back-end facilities		
Muar, Malaysia....................	Dedicated and standard products, microcontrollers	
Kirkop, Malta	Dedicated products, microcontrollers, semicustom devices	
Toa Payoh, Singapore	Nonvolatile memories and power ICs	
Ain Sebaa, Morocco............	Discrete and standard products	
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems	
Shenzhen, China[2]	Nonvolatile memories, discrete and standard products	

(1) Operated jointly with Philips and Freescale Semiconductor, Inc.

(2) Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

As of December 31, 2004, we had a total of approximately 600,000 square meters of front-end facilities, comprised of approximately 360,000 square meters in Europe, approximately 90,000 square meters in the United States and approximately 150,000 square meters in Asia. We also had a total of approximately 240,000 square meters of back-end facilities.

At the end of 2004, our front-end facilities had total capacity of approximately 230,000 150-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have six 200-mm wafer production facilities currently in operation. Of these, four (at Crolles, France; Agrate, Italy; Catania, Italy, and Phoenix, Arizona) have full capacity installed as of December 31, 2004; as of the same date, one (in Rousset, France) has approximately two-thirds of the ultimate capacity installed and one (in Singapore) has approximately one-half of installed capacity.

The first wafers were processed during the early portion of 2003 in our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France. We, along with our partners Philips Semiconductors International B.V. and Freescale Semiconductor, Inc., began volume production here in the first half of 2004. The pilot line, initially designed to produce up to 1,000 wafers per week, should ramp up to approximately 1,500 wafers per week by the end of 2005.

The building shell for our future 300-mm wafer volume manufacturing fabrication facility in Catania, Italy is completed and the first phase of facilitization is planned for completion by the end of 2005.

We have historically subcontracted approximately up to 15% of total volumes for back-end operations to external suppliers. In periods of high demand, we intend to outsource up to 20% of our front-end production requirements to external foundries, reducing outsourcing as needed to meet market conditions, when, due to reduced customer demand, the average level of front-end subcontracting was significantly lower.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of a capital lease.

During the most recent downturn in the industry, we limited our capital investment, allocating it to strategic projects such as the evolution of the production capability to lower geometries in the 200-mm facilities; the development of advanced manufacturing processes (90 and 65-nm); the relentless improvement in the quality of our operations; the ramp-up of the new 200-mm production facility in Singapore; the continuation of the two 300-mm projects (Crolles, France, for pilot-line; Catania, Italy, for volume manufacturing); the ramp-up to volume manufacturing of the new Bouskoura, Morocco back-end facility; and the completion of the extension of the back-end Shenzhen, China facility. We have also increased overall installed front-end capacity.

As of December 31, 2004, we had $568 million in outstanding commitments for purchases of equipment for delivery in 2005. The most significant of our 2005 capital expenditure projects are expected to be (i) the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore; (ii) the completion of building and facilities for our 300-mm front-end plant in Catania, Italy; (iii) the conversion to 200-mm of our front-end facility in Agrate, Italy; (iv) the expansion of our 200-mm front-end facility in Phoenix, Arizona; (v) the expansion of the 300-mm front-end joint project with Philips Semiconductors International B.V. and Freescale Semiconductor, Inc. in Crolles, France; and (vi) the capacity expansion of our back-end plants in Muar, Malaysia, Toa Payoh, Singapore, and Malta. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We plan 2005 capital expenditures to be approximately $1.5 billion, although we have the flexibility to modulate our investments to changes in market conditions. The major part of this amount will be allocated to leading-edge technologies and research and development programs.

Although each fabrication plant is dedicated to specific processes, our strategy is to develop local presences, better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. In certain countries, we have been granted tax incentives by local authorities in line with local regulations, being recognized as an important contributor to the economies where our plants are located. In periods of industry capacity limitations we have sought, by purchasing from subcontractors both wafer foundry and back-end services, to minimize our capital expenditure needs. In difficult market conditions, we may face overcapacity issues, particularly in our older fabrication facilities that use mature process technologies. Like other semiconductor manufacturers, we could have mature fabrication facility capacity being only partially used, which may affect our cost of operations. Such overcapacity has led us, in recent years, to close manufacturing facilities using more mature process technologies. In 2002, we completed the closure of our 150-mm wafer manufacturing facility in Rancho Bernardo, California. Pursuant to such closure in 2002 we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million pursuant to a plan announced in October 2003 to increase our cost competitiveness by restructuring our 150-mm fab operations and part of our back-end operations. In 2004, two sites, Rennes (France) and Tuas (Singapore) were closed pursuant to this restructuring initiative and the total amount of restructuring charges and other related closure pre-tax costs amounted to $76 million. The total cost of this restructuring plan is expected to be approximately $350 million. Of this amount, approximately $69 million remains to be recorded. See "Item 5. Operating and Financial Review and Prospects" and Note 21 to the Consolidated Financial Statements.

Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

No assurance can be given that we will be able to increase manufacturing efficiency in the future to the same extent as in the past or that we will not experience production difficulties in the future.

As is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or the customer may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and maskwork rights. We own more than 19,000 patents or pending patent applications which have been registered in several countries around the world and correspond to more than 8,000 patent families (each patent family containing all patents originating from the same invention). We filed 714 new patent applications around the world in 2004.

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have entered into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in intellectual property litigation and infringement claims. See "Item 8. Financial Information—Legal Proceedings". In the event a third-party intellectual property claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications alleging infringement of certain patents and other intellectual property rights of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See "Item 3. Key Information—Risk Factors—We depend on patents to protect our rights to our technology".

Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation to reflect changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management's ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the fourth quarter generating the highest amount of revenues due to electronic products purchased from many of our targeted market segments during the holiday period.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered.

Furthermore, developing industry trends, including customers' use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

Our backlog (including frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog (including frame orders) compared to 2001, which continued in 2003 compared to 2002. We entered 2004 with a backlog (including frame orders) approximately 30% higher than we had entering 2003. Following the industry-wide over-inventory situation and the declining level of order booking in the second half of 2004, we entered 2005 with an order backlog that was approximately 9% lower than we had entering 2004.

Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies, some of which may have substantially greater financial and other more focused resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Advanced Micro Devices, Agere Systems, Analog Devices, Broadcom, IBM, Infineon Technologies, Intel, International Rectifier, Freescale Semiconductor, Marvell Technology Group, National Semiconductor, Nippon Electric Company, ON Semiconductor, Philips Semiconductors, Qualcomm, Renesas, Samsung, Texas Instruments and Toshiba.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside of our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

Organizational Structure

We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographical regions interacting with product divisions, both being supported by central functions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations.

Except for our subsidiaries in Shenzen, China, in which we own indirectly 60% of the shares and voting rights, and Accent S.r.L. (Italy), in which we own 51% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries' shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our subsidiaries pursuant to service agreements for which we receive compensation. For a list of our consolidated subsidiaries, see Note 3 to our Consolidated Financial Statements (the economic and voting stakes listed in Note 3 are identical). See also "—Property, Plants and Equipment" in this Item 4.

The simplified organigram below shows the principal industrial subsidiaries of ST:


STMicroelectronics N.V.
100% France
STMicroelectronics S.A.
100% Italy
STMicroelectronics Srl
100% Singapore
STMicroelectronics PTE Ltd.
100% USA
STMicroelectronics Inc.
100%
STMicroelectronics SAS Rousset
100%
STMicroelectronics SAS Crolles2
67.3% Malta
32.6%
STMicroelectronics SDN BHD
60% China
Shenzhen STS Microelectronics Co. Ltd.
100% Malaysia
STMicroelectronics SDN BHD
100% Morocco
STMicroelectronics S.A.

Public Funding

We participate in certain programs established by the European Union ("EU") and individual countries in Europe (principally France and Italy). Such funding is generally provided to encourage research and development activities, industrialization and the economic development of underdeveloped regions. These programs are characterized by capital investment and low-interest financing.

Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation, for research and development and for capital investment and low-interest-financing related to incentive programs for the economic development of under-developed regions. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

In the research and development context, some of our government funding contracts involving advance payments requires us to justify our expenses after receipt of funds. Certain specific contracts (Crolles2 and Rousset, France) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (partial refund) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. However, the obligation to repay such funding is never automatic.

The main programs for research and development in which we are involved include: (i) the Micro-Electronics Development for European Application ("MEDEA+") cooperative research and development program; (ii) European Union research and development projects with FP6 (Sixth Frame Program) for Information Technology; and (iii) national or regional programs for research and development and for industrialization in the electronics industries involving many companies and laboratories. The pan-European

programs cover a period of several years, while national programs in France and Italy are subject to annual budget appropriation.

The MEDEA+ cooperative research and development program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe's top researchers in a 12,000 man-year program that covers the period 2000-2008. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. In Italy, there are some national funding programs established to support the FIRB (*Fondo per gli Investimenti della Ricerca di Base*, aimed to fund fundamental research), the FAR (*Fondo per le Agevolazioni alla Ricerca*, to fund industrial research), and the FIT (*Fondo per l'Innovazione Tecnologica*, to fund precompetitive development). These programs are not limited to microelectronics. Italian programs often cover several years, but financial supply of each fund (FIRB, FAR or FIT) is typically subject to annual budget appropriations. During 2004, the accession to the FAR and FIT have been suspended for new projects. This is also true for the MEDEA+ projects, whose Italian activities are subject to the FAR rules and availability. However, there are some regional funding tools that can be addressed by local initiatives, primarily the regions Puglia and Val D'Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

In accordance with SEC Statement Accounting Bulletin No. 104 *Revenue Recognition* (SAB 104) and our revenue recognition policy, funding related to these contracts is booked when the conditions required by the contracts are met. Our funding programs are classified in three general categories for accounting purposes: funding for research and development activities, funding for research and development capital investments, and loans.

Funding for research and development activities is the most common form of funding that we receive. Public funding for research and development is recorded as "Other Income and Expenses, net" in our consolidated statements of income. Public funding for research and development is booked pro rata in relation to the relevant cost once the agreement with the applicable government agency has been signed and as any applicable conditions are met. See Note 20 to the Consolidated Financial Statements. Such funding has totaled $84 million, $76 million and $76 million in the years 2004, 2003 and 2002, respectively.

Government support for capital expenditures funding has totaled $18 million, $62 million and $55 million in the years 2004, 2003 and 2002, respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $74 million, $80 million and $74 million in 2004, 2003 and 2002, respectively.

As a third category of government funding, the Company receives some loans, mainly related to large capital investment projects, at preferential interest rates. The Company recognizes these loans as debt on its balance sheet in accordance with paragraph 35 of Statements of Financial Accounting Concepts No. 6, *Elements of Financial Statements* ("CON 6"). Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 2004, 2003 and 2002, we had $156 million, $84 million and $62 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 1.0%, 1.1% and 1.2%, respectively.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed.

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See "Item 3. Key Information—Risk Factors—Reduction in the amount of state funding available to us, or demands for repayment may increase our costs and impact our results of operations.

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors.

In the front-end process we use steppers, scanners, track equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the integrated circuit ("IC") manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many raw materials, including silicon wafers, lead frame, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See "Item 3. Key Information—Risk Factors—Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices".

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See "—Property, Plants and Equipment". We also have an agreement with Hynix for the co-development and manufacturing of NAND products pursuant to which Hynix is supplying the co-developed NAND products to us, in part using equipment that we have provided on consignment for capacity dedicated to us.

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, our manufacturing activities are subject to obtaining permits, licences or other authorizations, or to prior notification. Because a large portion of our manufacturing activities are located in the European Union, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our TQEM principles, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for new processes used by us as well as our suppliers. All of our 16 manufacturing facilities have been certified to conform to International Organization for Standardization ("ISO") international quality standards and Eco Management and Audit Scheme ("EMAS").

We have participated in various working groups set up by the European Commission for the adoption of two directives on January 27, 2003: Directive 2002/95/CE on the restriction of the use of certain hazardous substances in electrical and electronic equipment ("ROHS" Directive) and Directive 2002/96/CE on waste electrical and electronic equipment ("WEEE" Directive). Directive 2002/95 aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006 at the latest. Directive 2002/96 promotes the recovery and recycling of electrical and electronic waste. Both directives had to be transposed by the EU Member States into national legislation by July 1, 2004. In France, a draft decree implementing the Directives 2002/95 and 2002/96 is currently under review and should be adopted in April 2005.

Our activities in the European Union are also subject to the European Directive 2003/87 establishing a scheme for green-house gas allowance trading, and the applicable national implementing legislation. In particular, in France, one of our manufacturing sites has been allocated a quota of green-house gas for the period 2005-2007. Failure to comply with this quota would force us to acquire potentially expensive additional emission allowance from third parties or to pay a fee for each extra ton of gas emitted. We intend to proactively comply with these regulations. In the United States, we are part of the Chicago Climate Exchange program, a voluntary green-house gas trading program whose members commit to reduce emissions for the period 2003-2006. We have also implemented voluntary reforestation projects in several countries in order to sequester additional carbon dioxide (CO_2) emissions.

Furthermore new legislative proposals by the European Commission deal with the registration, evaluation and authorization of Chemicals ("REACH"). We intend to proactively implement such new legislation when enacted, in line with our commitment toward environmental protection.

The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See "Item 3. Key Information—Risk Factors—Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment". Any specific liabilities that we identify will be reflected on our balance sheet. To date we have not identified any such specific liabilities.

Because we have manufacturing facilities located in southern Italy (Catania, Sicily), we face the risk that an earthquake could damage these facilities, which would cause a reduction in our revenue and profitability. Any disruption in our product development capability or our manufacturing capability arising from earthquakes could cause significant delays in the production or shipment of our products until we are able to shift development or production to different facilities or arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. The risk of earthquakes to our manufacturing facilities in southern Italy (Catania, Sicily) is significant due to the proximity of major earthquake fault lines to these manufacturing facilities. In addition, some of our suppliers are located in regions where there is a risk of earthquakes. Such risks, like other risks, may not be fully or adequately covered under our corporate insurance policies. See "Item 8. Financial Information—Risk Management and Insurance".

Industry Background

The Semiconductor Market

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the "TAM"), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 21% in 2004.

Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $32.5 billion in 1987 to $213 billion in 2004 (growing at a compound annual growth rate of approximately 11.5%). In 2003, the TAM increased by approximately 18% and in 2004 by approximately 28%. On a sequential, quarter-by-quarter basis in 2004 (including actuators), the TAM increased approximately 1.6% in the first quarter over the fourth quarter 2003, while in the second quarter it increased by 9.5% over the first quarter, 3.8% in the third quarter over the second quarter, and decreased by 0.8% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market ("SAM"), redefined as the TAM without DRAMs, microprocessors and optoelectronic products. The SAM increased from approximately $27.8 billion in 1987 to $142 billion in 2004, growing at a compound annual rate of approximately 10.1%. The SAM increased by approximately 26% in 2004 compared to 2003. In 2004, approximately 18.3% of all semiconductors were shipped to the Americas, 18.5% to Europe, 21.5% to Japan, and 41.7% to the Asia/Pacific region.

The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales[1]						Compound Annual Growth Rates[2]					
	2004	2003	2002	2001	1997	1987	03-04	02-03	01-02	87-04	87-97	97-02
	(in billions)						(expressed as percentages)					
Integrated Circuits	$181.7	$142.0	$120.5	$118.5	$119.5	$25.4	28.0%	18.3%	1.7%	12.3%	16.7%	0.17%
Analog (linear and												
mixed-signal)..............	34.3	28.8	23.9	23.2	19.8	6.0	18.9	20.6	3.0	10.8	12.7	3.8
Digital Logic	100.3	80.7	69.6	70.4	70.4	14.0	24.3	15.9	(1.1)	12.3	17.5	0.2
Memory:												
DRAM........................	26.8	16.7	15.3	11.2	19.8	2.4	60.9	9.4	35.7	15.3	23.5	(5.1)
Others	20.3	15.8	11.8	13.7	9.5	3.0	28.3	34.2	(13.9)	11.9	12.2	4.4
Total Memory	47.1	32.5	27.0	24.9	29.3	5.4	45.0	20.4	8.4	13.6	18.4	(1.6)
Total digital...................	147.4	113.2	96.6	95.3	99.7	19.4	30.3	17.1	1.4	12.7	17.8	(0.6)
Discrete	17.6	14.9	13.4	13.1	13.2	5.8	18.3	10.9	2.3	6.7	8.6	0.3
Optoelectronics	13.7	9.5	6.8	7.4	4.5	1.3	43.8	40.6	(8.1)	14.9	13.2	8.6
TAM.............................	$213.0	$166.4	$140.7	$139.0	$137.2	$32.5	28.0%	18.3%[3]	1.2%	11.7%	15.5%	0.5%
Europe	39.4	32.3	27.8	30.2	29.1	6.2	22.0	16.3	(7.9)	11.5	16.7	(0.9)
Americas	39.1	32.3	31.3	35.8	45.8	10.3	20.8	3.4	(12.8)	8.2	16.1	(7.4)
Asia/Pacific	88.8	62.8	51.2	39.8	30.2	3.3	41.3	22.8	28.6	21.4	24.8	11.1
Japan.............................	45.8	38.9	30.5	33.2	32.1	12.7	17.5	27.7	(8.1)	7.8	9.7	(1.0)
TAM.............................	$213.0	$166.4	$140.7	$139.0	$137.2	$32.5	28.0%	18.3%[3]	1.2%	11.7%	15.5%	0.5%

(1) Source: WSTS.

(2) Calculated using end points of the periods specified.

(3) Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicator before 2003, the TAM increased 16.8%.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long term. Factors that are contributing to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia/Pacific region.

Semiconductor Classifications

The process technologies, levels of integration, design specificity, functional technologies and applications for different semiconductor products vary significantly. As differences in these characteristics have increased, the semiconductor market has become highly diversified as well as subject to constant and rapid change. Semiconductor product markets may be classified according to each of these characteristics.

Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce integrated circuits) and CMOS. Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. CMOS has become the prevalent technology, particularly for devices used in personal computers and consumer applications. Advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. BiCMOS technologies have been developed to combine the high-speed and high-voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies.

Semiconductors are often classified as either discrete devices (such as individual diodes, thyristors and transistors, as well as optoelectronic products) or integrated circuits (in which thousands of functions are combined on a single "chip" of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.

Semiconductors may also be classified as either standard components, application-specific standard products ("ASSPs") or applications specific integrated-circuits ("ASICs"). Standard components are used for a broad range of applications, while ASSPs and ASICs are designed to perform specific functions in specific applications.

The two basic functional technologies for semiconductor products are analog and digital. Mixed-signal products combine both analog and digital functionality. Analog devices monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values.

Analog/digital (or "mixed-signal") ICs combine analog and digital devices on a single chip to process both analog signals and digital data. System designers are increasingly demanding system-level integration in which complete electronic systems containing both analog and digital functions are integrated on a single IC.

Digital devices are divided into two major types: memory products and logic devices. Memory products, which are used in electronic systems to store data and program instructions, are classified as either volatile memories (which lose their data content when power supplies are switched off) or nonvolatile memories (which retain their data content without the need for constant power supply).

The primary volatile memory devices are DRAMs, which accounted for approximately 57% of semiconductor memory sales in 2004, and static RAMs ("SRAMs"). SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer's main memory. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.

Nonvolatile memories are used to store program instructions. Among such nonvolatile memories, read-only memories ("ROMs") are permanently programmed when they are manufactured while programmable ROMs ("PROMs") can be programmed by system designers or end-users after they are manufactured. Erasable PROMs ("EPROMs") may be erased after exposure to ultraviolet light and reprogrammed several times using an external power supply. Electrically erasable PROMs ("EEPROMs") can be erased byte by byte and reprogrammed "in-system" without the need for removal.

"Flash" memories are products that represent an intermediate solution between EPROMs and EEPROMs based on their cost and functionality. Because Flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, are progressively replacing EPROMs in many of their current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and are also suitable for solid-state mass storage of data and emerging high-volume applications.

Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market includes microprocessors, microcontrollers and digital signal processors. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to specific customer requirements. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals and are used in a wide variety of consumer, communications, automotive, industrial and computer products. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications.

Item 5. Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections "—Critical Accounting Policies Using Significant Estimates", "—Business Outlook" and "Liquidity and Capital Resources—Financial Outlook". Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see "Cautionary Note Regarding Forward-Looking Statements" and "Item 3. Key Information—Risk Factors". We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section "Results of Operations". Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and proforma share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; as well as provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements.

- *Revenue recognition*. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates, and this amount of reported revenue may vary if we elect to make different judgments or estimates.

  Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

We do not have insurance against product claims and we record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law. We limit our liability to the price allocable to the products which gives rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers' inability to make required payments. We base our estimates on historical collection trends. We recorded a provision of 1.0% of total receivables in 2004 and 2003. In addition, we are required to evaluate our customers' credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

- *Goodwill and purchased intangible assets.* The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2004, the value of goodwill amounted to $264 million.

- *Impairment of goodwill.* Goodwill acquired in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units one level below the four semiconductor product groups described in Note 30 of the Consolidated Financial Statements and in "Results of Operations—Segment Information" in this Form 20-F. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry's sales volume forecast and selling price evolution, the reporting unit's market penetration, the market acceptance of certain new technologies and relevant costs structure. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

- *Intangible assets subject to amortization.* Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the undiscounted cash flows associated with the intangible assets exceed its carrying value. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset's carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry's sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. At December 31, 2004, the value of intangible assets subject to amortization amounted to $291 million.

- *Property, plant and equipment.* Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

  We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which we operate or in the market to which the asset is dedicated; available evidence of obsolescence of the asset; strategic management decisions impacting production or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the undiscounted cash flows associated with the tangible assets or group of assets exceed its carrying value. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset's carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset's useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

  Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants. Since a significant portion of our tangible assets are carried by our European affiliates and their cost of operations are mainly denominated in euros, while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment changes.

● *Inventory.* Inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

● *Restructuring charges.* We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In 2004, the amount of restructuring charges and other related closure costs amounted to $76 million pre-tax. Through the period ended December 31, 2004, we have incurred $281 million of the total expected approximate $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we expect to incur the balance in the coming quarters. We expect our manufacturing restructuring plan to be completed by mid-2006, somewhat later than previously anticipated. See Note 21 to the Consolidated Financial Statements.

● *Income taxes.* We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood to recover our deferred tax assets. If recovery is not likely, we are required to increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of December 31, 2004, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse the liability and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. See Note 24 to the Consolidated Financial Statements.

● *Patent and other intellectual property litigation or claims*. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. In December 2004, we settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million had been established at December 31, 2003 for such claims and it will be paid in the first quarter of 2005 in accordance with a final settlement agreement. No additional accrual has been recorded in 2004 since no other risks were estimated to result in a probable loss.

● *Other claims*. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal year 2004

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31 each year. Our fiscal year starts at January 1; the first quarter of 2004 lasted until March 27, 2004. The second quarter of 2004 ended on June 26, 2004, and the third quarter of 2004 ended on September 25, 2004. The fourth quarter ended on December 31, 2004. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the first and fourth quarters of the fiscal year.

2004 Business Overview

In 2004, the semiconductor market experienced a period of growth led by a more favorable global economic environment. Semiconductor industry data for 2004 indicates that revenues improved from levels recorded for 2003, driven by stronger demand and by better pricing trends in certain product families. The semiconductor market increase was particularly strong in the first half of 2004, outpacing real demand and generating excess inventories; as a result, the market began a correction phase in the second half of 2004.

The total available market is defined as the "TAM", while the serviceable available market, the "SAM", is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors ("MPUs"), dynamic random access memories ("DRAMs"), and optoelectronics devices.

Based upon recently published industry data, semiconductor industry revenues increased year-over-year by approximately 28% for the TAM in 2004, to reach an estimated $213 billion, and by approximately 26% for the SAM, to reach an estimated $142 billion. In the fourth quarter of 2004, the TAM increased approximately 15% year-over-year and decreased by approximately 1% sequentially. The industry data for the SAM indicate an increase of approximately 11% in the fourth quarter of 2004 compared to the fourth quarter of 2003 and a sequential decrease of approximately 4%.

We achieved a 21% revenue increase during 2004 as a result of increased demand for our products; we recorded net revenues of $8,760 million compared to $7,238 million in 2003. Based upon published industry data, our year-over-year 2004 net revenue performance was lower than the SAM (our revenues increased by 21.0% in 2004 compared to 2003 while the SAM increased by 26%). Our year-over-year sales growth was driven primarily by wireless, digital consumer and automotive applications, which all grew faster than the company average. Our 2004 fourth quarter revenues of $2,328 million increased 10.2% versus the fourth quarter of 2003 and 4.3% sequentially. Our fourth quarter 2004 revenue performance was less than the SAM on a year-over-year basis but stronger than the SAM on a sequential basis; this performance was largely driven by seasonal as well as stronger end-market demand, notably within wireless, data storage and automotive applications, all areas where we have traditionally been a market leader. In line with the total market trend, during the second half of 2004, we also experienced a decline in our order booking flows compared to the first half of 2004. Our gross profit and operating income improved at a strong pace in 2004, despite the negative impact of the following main factors which limited our profitability levels: the industry-wide overcapacity with the resulting competitive pricing pressures that persisted throughout most of 2004, and the continuing decline of the U.S. dollar, which negatively affected our reported cost of sales and operating expenses more than the favorable impact on revenues. In 2004, we continued our restructuring plan launched in the second half of 2003, which was initiated to improve the cost competitiveness of our 150mm wafer fab manufacturing by migrating a large part of our 150mm production from Europe and the United States to Singapore and by upgrading production to finer geometry 200mm wafer fabs, while enhancing our overall manufacturing capacity. Our total impairment and restructuring charges for 2004 were significantly lower than those incurred in 2003. We continued to invest significant resources in research and development and in marketing activities. In 2004, we also reduced our interest expense significantly by repurchasing our remaining 2010 Bonds and by the redemption of all of our 2009 LYONs.

In summary, our improved profitability in 2004 was driven by the following factors:

- higher sales volume and more favorable product mix in our revenues which contributed to a 21.0% increase in our net revenues over 2003;

- continuous improvement of our manufacturing performances, including a higher capacity utilization and the first positive impact of the restructuring plan launched in the second half of 2003;

- lower impairment, restructuring charges and other related closure costs equivalent to $76 million pre-tax in 2004, compared to $205 million pre-tax in 2003; and

- interest expense savings of approximately $50 million pre-tax following the issuance of our 2013 Bonds and redemptions and repurchases of all our outstanding higher coupon 2009 LYONs and 2010 Bonds.

Our profitability in 2004 was negatively affected by the following factors:

- Negative pricing trends due to the industry's manufacturing overcapacity, with our average selling prices declining by approximately 5%, as pure pricing effect, in 2004 as compared to 2003;

- The impact of the U.S. dollar exchange rate against the euro and other currencies, which translated into an increase in our cost of sales and our operating expenses significantly higher than the favorable impact on our revenues; and

- Our determination to continue to invest in research and development and other strategic programs: Our research and development expenses increased by approximately 24% in 2004, as we added approximately 1,000 people compared to 2003.

Operating income in 2004 was $683 million compared to $334 million in 2003, and 2004 net income was $601 million compared to $253 million in 2003.

In 2004 we continued to invest in upgrading and expanding our manufacturing capacity. Total capital expenditures in 2004 were approximately $2,050 million, which were financed entirely by net cash generated from operating activities. At December 31, 2004, we had cash and cash equivalents of $1,950 million. Total debt and bank overdrafts were $1,958 million, of which $1,767 million were long-term debt.

During 2004, we continued to focus on key initiatives to improve our competitive position in the semiconductor industry. Our marketing objectives to broaden our customer base delivered positive results, with approximately 31% growth among customers outside our traditional top 50 customers. Our manufacturing restructuring plan to enhance our cost structure and competitiveness is moving ahead, and we expect it to be completed by mid-2006, somewhat later than previously anticipated to accommodate qualification requirements of our customers. In addition, we reorganized our product groups and entered 2005 better positioned to serve application requirements, particularly the converging marketplace for communications and multimedia. We also added significant resources to our research and development staff in order to strengthen and enhance our product portfolio.

Other Developments in 2004

On March 5, 2004, we formed UPEK, Inc., a new joint-venture company, with Sofinnova Capital IV FCPR, incorporated in the United States, as a venture capital-funded spin-off of our TouchChip business. UPEK, Inc. was initially capitalized with the transfer of our business, personnel and technology assets related to our fingerprint biometrics business, formerly known as our TouchChip Business Unit (accounted for as "Others" in "—Segment Information"), for a 48% interest estimated to be equivalent to $10 million. Sofinnova Capital IV FCPR contributed $11 million in cash for a 52% interest. In the first quarter of 2005, our interest in UPEK was reduced to 33% based on a share capital increase by Sofinnova.

On March 15, 2004, we announced that our Supervisory Board had approved the recommendation of our President and Chief Executive Officer for his succession and would propose that Mr. Carlo Bozotti be appointed as the sole member of the Managing Board and President and Chief Executive Officer. Our shareholders approved of this appointment at our 2005 annual general meeting on March 18, 2005. As part of the succession plan, the Supervisory Board, upon proposal of Mr. Bozotti, endorsed the appointment of Mr. Alain Dutheil as Chief Operating Officer reporting to the President and Chief Executive Officer. Both Mr. Bozotti and Mr. Dutheil served as senior executive officers of our company in 2004.

In the second quarter of 2004, we paid $107 million in dividends pursuant to the decision taken by our shareholders at our annual general meeting held on April 23, 2004 ($0.12 per share).

On September 27, 2004, we announced product group, front-end manufacturing and technology related research and development organizational changes that reflect our continued emphasis on developing application-specific products and platforms for an increasingly convergent marketplace.

Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, and sales and marketing channels. Beginning in 2005, we will report our sales and operating income in three segments:

- the new Application Specific Groups ("ASG") segment, comprised of three product groups – our new Home, Personal and Communication Sector ("HPC"), our new Computer Peripherals Group ("CPG") and our new Automotive Product Group ("APG"). Our new HPC Sector is comprised of the telecommunications and the audio divisions from the former TPA combined with the consumer group from the former CMG Group. Our new CPG Group covers computer peripherals products, specifically disk drives and printers, and our new APG Group now comprises all of our major complex products related to automotive applications formerly within the automotive group of TPA and in other product groups (notably from the former DSG and the Microcontroller Group);

- the Memory Products Group ("MPG") segment, comprised of our memories and Smart card businesses; and

- the new Micro, Linear and Discrete Group ("MLD") segment, comprised of most of the former DSG plus standard microcontroller and industrial devices (including the programmable systems memories ("PSM") division from the former MPG).

The following discussion in this Item 5 reflects the organization effective in the three years ended December 31, 2004.

In 2004, we repurchased all of our remaining outstanding 2010 Bonds for a total cash amount paid of $375 million, and we redeemed our 2009 LYONs for approximately $813 million in cash.

On November 16, 2004, we signed a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The conditions for the creation of the new company were not met at December 31, 2004; however, we expect to make capital investments totaling $125 million in 2005 and $125 million in 2006. In addition, we have undertaken to extend $250 million in long-term financing to the new joint venture guaranteed by subordinated collateral on the joint-venture assets.

Recent Developments

In January 2005, we decided to reduce our Access technology products for Customer Premises Equipment ("CPE") modem products. This decision is intended to eliminate certain low-volume, non-strategic product families whose returns in the current environment do not meet internal targets. This decision could result in potential impairment charges of up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and in certain additional restructuring charges to be further estimated.

On February 28, 2005, we signed an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service. We are currently assessing our overall tax reserve, that may lead to the reversal of past provisions, resulting in a net tax benefit in the first quarter of 2005. The foregoing are forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended, that are currently based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. See "Cautionary Note Regarding Forward-Looking Statements" and "Item 3. Key Information—Risk Factors".

At our annual general meeting of shareholders held on March 18, 2005, our shareholders approved the distribution of a cash dividend of $0.12 per common share in respect to the 2004 financial year, equivalent to the prior year's cash dividend payment, to be paid in the latter half of May 2005. In addition, the shareholders approved the appointment of our Supervisory Board and Managing Board members, amendments to our articles of association and to our 2001 Employee Stock Option Plan, as well as a new 2005 Supervisory Board member and professional stock-based compensation plan, among other resolutions.

Business Outlook

After the strong increase in 2004, the semiconductor industry is expected to experience a correction phase during the first half of 2005 mainly due to inventory level adjustments. We currently believe that this correction will not likely transform itself into a severe downturn, due to a resilient economy and a favorable technological environment. As a result, we currently estimate that the semiconductor market may increase by approximately 4% in 2005, with a more favorable trend in the second half of the year. Following the industry-wide over-inventory situations and the declining level of order booking in the second half of 2004, we entered 2005 with an order backlog that was approximately 9% lower than we had entering 2004.

In addition to earlier-stated strategic initiatives, we are undertaking several near-term actions to improve our financial performance. We plan to eliminate certain low volume, non-strategic product families whose return on net assets in the current environment does not meet internal targets. In particular, we will reduce our Access technology products for CPE modem products. This decision taken in January 2005 is intended to eliminate certain low-volume, non-strategic product families whose returns in the current environment do not meet internal targets. This decision could result in potential impairment charges of up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and in certain additional restructuring charges to be further estimated. In addition, we will accelerate cost reduction initiatives, including: a more selective process in dedicating capacity to new orders, with priority to higher margin products; optimization of the product and production mix in memory; consolidation of certain central function activities to control overhead; and launching an aggressive cost savings program focused on purchasing.

In line with the current industry dynamics, we forecast 2005 capital expenditures of approximately $1.5 billion. The largest part of this amount will be allocated to leading-edge technologies and research and development programs.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in "Cautionary Note on Forward-Looking Statements" and "Item 3. Key Information—Risk Factors" in this Form 20-F.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits ("ASICs"), full custom devices and semicustom devices and application-specific standard products ("ASSPs") for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we further strengthened our participation in the manufacturing value chain of Smart card products, which includes the production and sale of both silicon chips, as in the past, and of cards. Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. Through December 31, 2004, we managed our semiconductor products in four segments, following our four main product groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the "Groups", with our Smart card business within MPG). We announced a reorganization of our business segments effective as of January 1, 2005. See "Item 4. Information on the Company—Business Overview". As this new structure is not effective until fiscal year 2005, the discussion of our results of operations is set forth according to the structure effective during 2004.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* (FAS 131).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups' internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate sponsored initiatives, including starting-up marketing and design operations in targeted developing areas, certain corporate level operating expenses, and certain other miscellaneous charges.

	Year Ended December 31,		
	2004	2003	2002
	(in millions)		
Net revenues by product group:			
Telecommunications, Peripherals and Automotive	**$3,485**	$3,268	$3,074
Discrete and Standard ICs	**1,614**	1,224	1,055
Memory Products	**1,974**	1,358	1,055
Consumer and Microcontroller	**1,619**	1,321	1,026
Others[1]	**68**	67	108
Total consolidated net revenues	**$8,760**	**$7,238**	**$6,318**

(1) Mainly includes revenues from sales of subsystems and other products not allocated to product groups.

	Year Ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating income (loss) by product group:			
Telecommunications, Peripherals and Automotive..............	**$471**	$550	$613
Discrete and Standard ICs	**338**	142	135
Memory Products	**87**	(45)	7
Consumer and Microcontroller	**130**	78	57
Total operating income of product groups...........................	**1,026**	725	812
Others[1]	**(343)**	(391)	(211)
Total consolidated operating income.....................................	**$683**	**$334**	**$601**

(1) Operating income of "Others" includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claim and litigation costs, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Year Ended December 31,		
	2004	**2003**	**2002**
	(as a percentage of total net revenues)		
Operating income (loss) by product group:			
Telecommunications, Peripherals and Automotive[1]	**13.5%**	16.8%	19.9%
Discrete and Standard ICs[1]	**20.9**	11.6	12.8
Memory Products[1]	**4.4**	(3.3)	0.7
Consumer and Microcontroller[1]	**8.0**	5.9	5.6
Others[2]	**(3.9)**	(5.4)	(3.3)
Total consolidated operating income[3]	**7.8%**	4.6%	9.5%

(1) As a percentage of net revenues per product group.

(2) As a percentage of total net revenues. Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.

(3) As a percentage of total net revenues.

	Year Ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Reconciliation to consolidated operating income:			
Total operating income of product groups...........................	**$1,026**	$725	$812
Strategic and other research and development programs	**(121)**	(61)	(83)
Start-up costs	**(63)**	(54)	(57)
Impairment, restructuring charges and other related closure costs	**(76)**	(205)	(34)
Subsystems	**(1)**	2	6
Patent claim costs..	**(37)**	(10)	—
Other non-allocated provisions	**(45)**	(63)	(43)
Total operating loss of Others	**(343)**	**(391)**	**(211)**
Total consolidated operating income.....................................	**$683**	**$334**	**$601**

Net Revenues by Location of Order Shipment and by Product Family

The table below sets forth information on our consolidated net revenues by location of order shipment and by product family:

	Year Ended December 31,		
	2004	2003	2002
	(in millions)		
Net revenues by location of order shipment:[(1)]			
Europe	**$2,363**	$2,012	$1,832
North America	**1,211**	985	919
Asia/Pacific	**3,710**	3,190	2,748
Japan	**403**	337	275
Emerging Markets	**1,073**	714	544
Total consolidated net revenues	**$8,760**	$7,238	$6,318
Net revenues by product family:			
Differentiated Products	**$5,800**	$5,013	$4,375
Standard & Commodities	**436**	367	366
Micro & Memories	**1,295**	942	823
Discretes	**1,229**	916	754
Total consolidated net revenues	**$8,760**	$7,238	$6,318

(1) Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

The table below sets forth information on our net revenues by location of order shipment and by product family in percentages of total net revenues:

	Year Ended December 31,		
	2004	2003	2002
	(as a percentage of net revenues)		
Net revenues by location of order shipment:[(1)]			
Europe	**27.0%**	27.8%	29.0%
North America	**13.8**	13.6	14.5
Asia/Pacific	**42.4**	44.1	43.5
Japan	**4.6**	4.6	4.4
Emerging Markets	**12.2**	9.9	8.6
Total consolidated net revenues	**100.0%**	100.0%	100.0%
Net revenues by product family:			
Differentiated Products	**66.2%**	69.3%	69.3%
Standard & Commodities	**5.0**	5.1	5.8
Micro & Memories	**14.8**	13.0	13.0
Discretes	**14.0**	12.6	11.9
Total consolidated net revenues	**100.0%**	100.0%	100.0%

(1) Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

The following table sets forth certain financial data from our consolidated statements of income since 2002, expressed in each case as a percentage of net revenues:

	Year Ended December 31,		
	2004	**2003**	**2002**
	(as a percentage of net revenues)		
Net sales	**100.0%**	99.9%	99.2%
Other revenues	—	0.1	0.8
Net revenues	**100.0**	100.0	100.0
Cost of sales	**(63.2)**	(64.5)	(63.6)
Gross profit	**36.8**	35.5	36.4
Selling, general and administrative	**(10.8)**	(10.9)	(10.3)
Research and development	**(17.5)**	(17.1)	(16.2)
Other income and expenses, net	**0.2**	(0.1)	0.1
Impairment, restructuring charges and other related closure costs	**(0.9)**	(2.8)	(0.5)
Total operating expenses	**(29.0)**	(30.9)	(26.9)
Operating income	**7.8**	4.6	9.5
Interest expense, net	—	(0.7)	(1.0)
Equity in loss of joint venture	—	—	(0.2)
Loss on extinguishment of convertible debt	**(0.1)**	(0.6)	—
Income before income taxes and minority interests	**7.7**	3.3	8.3
Income tax benefit (expense)	**(0.8)**	0.2	(1.4)
Income before minority interests	**6.9**	3.5	6.9
Minority interests	—	—	(0.1)
Net income	**6.9%**	**3.5%**	**6.8%**

2004 vs. 2003

In 2004, according to the most recently published industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 28% for the total available market ("TAM") and of approximately 26% for our serviceable available market ("SAM").

Net revenues

	2004	2003	% Variation
		(in millions)	
Net sales	**$8,756**	$7,234	21.0%
Other revenues...	**$4**	$4	—
Net revenues...	**$8,760**	**$7,238**	21.0%

On a year-over-year basis, the increase in our 2004 net sales was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 5% due to the continuing wide pricing pressure in the markets we serve. The increase in our 2004 net revenues was mainly driven by higher demand registered in all product groups and in particular in the Memory Product Group and the Discrete and Standard ICs Group.

The Telecommunications, Peripherals and Automotive Groups' net revenues increased by 6.6% compared to 2003, primarily as a result of improved product mix and higher volume of sales, while average selling prices declined. Revenues increased mainly in Automotive and Computer Peripherals, while Telecom sales were flat compared to 2003. The Discrete and Standard ICs Group's net revenues increased by 31.8% on a year-over-year basis due mainly to an increase in volumes and an improved product mix of Transistors, Discrete and Digital ICs. The Memory Products Group's net revenues increased by 45.4% compared to 2003 as a result of an increase in volume and a more favorable product mix in all memory products, particularly in Flash. The Consumer and Microcontroller Groups' net revenues increased by 22.6% compared to 2003, mainly due to a strong increase in sales volumes in cameras for cellular phones, Set-Top Box products, displays and TV products. See "—Results of Operations—Segment Information". All product groups experienced declining average sale prices during 2004, especially the CMG and TPA Groups.

During 2004, we maintained our focus on Differentiated ICs, which accounted for approximately 66% of our net revenues, decreasing however from 69% in 2003. Such products foster close relationships with customers, resulting in knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also Differentiated ICs, represented approximately 44% of our net revenues in 2004 compared to 49% of net revenues in 2003.

Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the semiconductor industry overall. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well. All product families had solid revenue increases over 2003; in particular, Micro and Memories were up 37.4%, Discretes were up 34.2%, while Standard and Commodities were up 18.9% and Differentiated Products were up 15.7%.

In 2004, by location of order shipment, approximately 42% of our revenues came from orders shipped to Asia/Pacific; 27% to Europe; 14% to North America; 12% to Emerging Markets; and 5% to Japan. The major increase was registered in the Emerging Markets driven by the strong economic development in this area.

During 2004, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 17.1% of our net revenues. Our top ten OEM customers accounted for approximately 44% of our net revenues for the year.

Gross profit

	2004	2003	% Variation
		(in millions)	
Cost of sales	$(5,532)	$(4,672)	(18.4%)
Gross profit..	$3,228	$2,566	25.8%
Gross margin	36.8%	35.5%	—

Our gross margin increased from 35.5% in 2003 to 36.8% in 2004, lower than our initial expectation on the year-end gross margin. This gross margin improvement is attributable to a variety of factors, including sales volume and higher capacity utilization in most of our factories, an overall improvement in our manufacturing efficiency, and a more favorable product mix. These improving factors were partially offset by the negative impact of price decline and the sharp year-over-year decline in the value of the U.S. dollar versus the major currencies in which our manufacturing operations are located. The impact of changes in foreign exchange rates on gross profit in 2004 compared to 2003 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See "—Impact of Changes in Exchange Rates".

Selling, general and administrative expenses

	2004	2003	% Variation
	(in millions)		
Selling, general and administrative expenses........................	$(947)	$(785)	(20.6%)
As a percentage of net revenues..	(10.8)%	(10.9)%	—

Selling expenses have increased in relation to our increased volume of sales and our enhanced spending in marketing activities to broaden our customer base. Also, general and administrative expenses increased mainly due to higher expenditures in information technology and to the expansion of our activities. Selling, general and administrative expenses were also negatively impacted by the decline of the U.S. dollar since large parts of these expenses are located in the euro zone. Selling, general and administrative expenses have increased at the same pace as our net revenues; as a percentage of net revenues, selling, general and administrative expenses were 10.8%, slightly improving compared to 2003.

*Research and development exp*enses

	2004	2003	% Variation
	(in millions)		
Research and development expenses.....................................	$(1,532)	$(1,238)	(23.8%)
As a percentage of net revenues..	(17.5)%	(17.1)%	—

The 2004 increase in research and development expenses resulted primarily from greater spending on product design and technology for our core activities and from the impact of the decline in value of the U.S. dollar since a large part of our research and development expenses is incurred in the euro zone. We continued to invest heavily in research and development during 2004, and we increased our research and development staff by approximately 1,000 people between December 2003 and December 2004. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	2004	2003
	(in millions)	
Research and development funding...	$84	$76
Start-up costs	(63)	(55)
Exchange gain, net	33	5
Patent claim costs	(37)	(29)
Gain on sale of non-current assets...	6	17
Other, net	(13)	(18)
Other income and expenses, net	$10	$(4)
As a percentage of net revenues..	0.2%	(0.1%)

Total "Other income and expenses, net" resulted in income of $10 million in 2004, compared to an expense of $4 million in 2003. The detail of the various items is set forth above. Research and development funding included income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of funding were received in Italy and France. In 2004, these fundings increased compared to 2003 in line with the increased number of funded projects and expenditures. Start-up costs represent costs incurred in the start-up and testing of our new manufacturing facilities. In 2004, start-up costs included the upgrading of our 200-mm fab in Agrate (Italy), the start of our 300-mm pilot line in Crolles (France), the launch of our 150-mm fab in Singapore, and the build-up of our 300-mm fab in Catania (Italy). Exchange gain, net, included the gain on foreign exchange transactions. Patent claim costs are composed of patent pre-litigation costs and patent litigation costs. Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Patent claim costs have increased in 2004 in relation to the costs associated with increased activity in connection with patent litigation. In 2004, we settled our outstanding patent litigation with both Motorola, Inc. and Freescale Semiconductor, Inc. See "Item 8. Financial Information—Legal Proceedings" and Note 20 to our Consolidated Financial Statements.

Impairment, restructuring charges and other related closure costs

	2004	2003
	(in millions)	
Impairment, restructuring charges and other related closure costs	$(76)	$(205)
As a percentage of net revenues	(0.9)%	(2.8)%

In 2004, we recorded a $76 million charge for impairment, restructuring charges and other related closure costs, of which $8 million related to impairment of intangible assets and investments, $33 million of restructuring charges related mainly to workforce termination benefits and $35 million related to other closure costs. In 2004, the $76 million charge for impairment, restructuring charges and other related closure costs included $60 million related to our 150-mm restructuring plan, $4 million for our back-end restructuring, $8 million of impairment of intangible assets and investments, and $4 million for other miscellaneous costs. In 2003, we recorded a charge of $205 million, mainly associated with the initial impairment charges recorded for our 150-mm restructuring plan. Through the period ended December 31, 2004, we have incurred $281 million of the expected $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we expect to incur the remaining $69 million in the coming quarters. We expect our manufacturing restructuring plan to be completed by mid-2006, somewhat later than previously anticipated. See "—Impairment, Restructuring Charges and Other Related Closure Costs".

Operating income

	2004	2003	% Variation
	(in millions)		
Operating income	$683	$334	104.3%
As a percentage of net revenues..	7.8%	4.6%	—

The increase in operating income was mainly driven by the higher level of sales, improved manufacturing performances and the decrease in impairment, restructuring charges and other related closure costs incurred in 2004. The impact of changes in foreign exchange rates on operating income in 2004 compared to 2003 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See "—Impact of Changes in Exchange Rates".

All major groups were profitable in 2004 and, with the exception of TPA, also significantly improved as compared to 2003, despite the negative effect of the decline of the U.S. dollar, which impacted the profitability of all groups. The increase in operating income was particularly significant in DSG and MPG, which in addition to the strong increase in volume, benefited from a more favorable pricing environment. The operating income for our TPA Groups decreased to $471 million from $550 million in 2003. This deterioration of operating income was due to a variety of factors, including a significant price decline due to the effect of strong competition in the markets we serve, the negative impact of the decline of the U.S. dollar and a significant increase in research and development expenditures. Operating income for DSG increased to $338 million in 2004 from $142 million in

2003. Our operating income for CMG increased to $130 million in 2004 from $78 million in 2003, mainly driven by a significant increase in sales volume which was partially offset by strong price declines. As a result of a 45% revenue increase generated by a higher volume of sales and a more favorable product mix, as well as improved productivity in manufacturing, MPG registered an operating income of $87 million compared to an operating loss of $45 million in 2003. See "—Results of Operations—Segment Information".

Interest expense, net

	2004	2003
	(in millions)	
Interest expense, net	$(3)	$(52)

The decrease in interest expense in 2004 was mainly due to the repurchases of the 2010 Bonds and the early redemption of the 2009 LYONs, which allowed us to save approximately $50 million in interest charges. See Note 22 to our Consolidated Financial Statements.

Loss on equity investments

	2004	2003
	(in millions)	
Loss on equity investments	$(4)	$(1)

In 2004, the shareholders agreed to restructure SuperH, Inc., the joint venture we formed with Hitachi, Ltd. (now Renesas), by transferring SuperH's intellectual property to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid and expensed an additional $2 million in 2004. The increase in losses in 2004 also relates to new company, UPEK Inc., created with Sofinnova Capital IV FCPR as a venture capital-funded spin-off of our TouchChip business for which we recorded losses of approximately $2 million.

Loss on extinguishment of convertible debt

	2004	2003
	(in millions)	
Loss on extinguishment of convertible debt	$(4)	$(39)

In 2004, we recorded a non-operating pre-tax charge of $4 million related to the repurchase of approximately $472 million of the aggregate principal amount at maturity of our 2010 Bonds. This charge included the price paid in excess of the bonds' accreted value for an amount of approximately $3 million and the write-off of approximately $1 million for the related bond issuance costs. The decrease compared to 2003 was because we paid a premium in repurchases of and wrote-off underwriter discounts related to our 2010 Bonds, most of which were done in 2003.

Income tax benefit (expense)

	2004	2003
	(in millions)	
Income tax benefit (expense)	$(68)	$14

In 2004, we had an income tax charge of $68 million, compared to an income tax benefit of $14 million in 2003 which benefited from the favorable impact of significant impairment, restructuring charges and other related closure costs incurred during 2003 in higher tax rate jurisdictions. Excluding impairment, restructuring charges and other related closure costs, our effective tax rate in 2004 was 12.4% compared to 11.5% in 2003. Both 2004 and 2003 registered an income tax benefit related to effects of change in enacted tax rate on deferred taxes and impact of final tax assessments relating to prior years. Excluding impairment and restructuring charges and other related closure costs and the one-time benefits of 2004, our effective tax rate would have been approximately 15%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries. These benefits may not be available in the future due to changes within the local jurisdictions, and our effective tax rate could increase in the coming years.

Net income

	2004	2003	% Variation
	(in millions)		
Net income	$601	$253	137.3%
As a percentage of net revenues............................	6.9%	3.5%	—

For 2004, we reported net income of $601 million compared to net income of $253 million for 2003. Basic and diluted earnings per share for 2004 were $0.67 and $0.65, respectively, compared to basic and diluted earnings per share of $0.29 and $0.27 for 2003. Net income in 2004 included $51 million in charges net of income taxes, or $0.05 per diluted share, related to impairment, restructuring charges and other related closure costs, while net income in 2003 included $140 million in charges net of income taxes related to impairment, restructuring charges and other related closure costs, or $0.15 per diluted share.

2003 vs. 2002

In 2003, according to industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 18.3% for the TAM and of approximately 19% for our SAM. Calculated on a comparable basis, that is without information with respect to actuators, which was not included in the indicators before 2003, the TAM and the SAM both increased approximately 17%.

Net revenues

	2003	2002	% Variation
	(in millions)		
Net sales	$7,234	$6,270	15.4%
Other revenues...	$4	$48	(92.7%)
Net revenues	$7,238	$6,318	14.6%

Net sales increased by 15.4% to $7,234 million in 2003 from $6,270 million in 2002. On a year-over-year basis, the increase in our net sales in 2003 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 6% due to the continuing wide pricing pressure in the markets we serve. Other revenues in 2003 decreased to $4 million from $48 million in 2002. Other revenues in 2002 were mainly related to a contract for co-development fees which expired in 2002. Net revenues increased 14.6%, from $6,318 million in 2002 to $7,238 million in 2003.

The Telecommunications, Peripherals and Automotive Groups' net revenues increased by 6.3% compared to 2002, primarily as a result of improved product mix and higher volume of sales, while average selling prices declined. Revenues increased in Automotive and in Telecom, while sales in Computer Peripherals were down. The Discrete and Standard ICs Group's net revenues increased by 16.0% on a year-over-year basis mainly due to an increase in volumes and improved product mix in Discretes and to increased volume in Transistors. The Memory Products Group's ("MPG") net revenues increased by 28.7% compared to 2002 as a result of an increase in volume and a more favorable product mix, particularly in Flash and Smart cards, while prices substantially declined. MPG's 2003 second half revenues benefited from the acquisitions of Incard and Proton World International, which contributed $58 million in sales. The Consumer and Microcontroller Groups' ("CMG") net revenues increased 28.8% compared to 2002, mainly due to a strong increase in sales volumes in digital consumer products in our Set-Top Box Division and in cameras for cellular phones in our Imaging Division. All product groups experienced declines in selling prices.

During 2003, we maintained our focus on differentiated ICs, which account for revenues of $5,013 million, or approximately 69% of our net revenues, compared to 69% in 2002. Such products foster close relationships with customers, resulting in knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, represented approximately 49% of our net revenues in 2003 compared to 53% of net revenues in 2002, while discrete devices accounted for 13% of our net revenues in 2003, compared to 12% of net revenues in 2002.

Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well. With the exception of Standard and Commodities, which accounted for only 5% of revenues, all product families had solid revenue increases over 2002. Micro and Memories were up 14.5%, Differentiated were up 14.6% and Discretes were up 21.4%.

In 2003, by location of order shipment, approximately 44% of our 2003 revenues came from orders shipped to Asia/Pacific; 28% to Europe; 14% to North America; 10% to Emerging Markets; and 4% to Japan.

During 2003, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 17.9% of our revenues. Our top ten OEM customers accounted for approximately 46% of our net revenues for the period.

Gross profit

	2003	2002	% Variation
	(in millions)		
Cost of sales	$(4,672)	(4,020)	(16.2%)
Gross profit	$2,566	$2,298	11.7%
Gross margin	35.5%	36.4%	—

Our gross profit increased by 11.7%, from $2,298 million in 2002 to $2,566 million in 2003. As a percentage of net revenues, gross profit decreased from 36.4% in 2002 to 35.5% in 2003. This decrease was mainly due to strong pricing pressure on our net sales and to the sharp year-over-year decline of the value of the U.S. dollar versus the major currencies in which we have our manufacturing operations. These factors were partially compensated by volume increases, overall improved manufacturing performances and product mix. The impact of changes in foreign exchange rates on gross profit in 2003 compared to 2002 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See "—Impact of Changes in Exchange Rates".

Selling, general and administrative expenses

	2003	2002	% Variation
	(in millions)		
Selling, general and administrative expenses.........................	$(785)	$(648)	(21.2%)
As a percentage of net revenues...	(10.9%)	(10.3%)	—

Selling, general and administrative expenses increased 21.2% from $648 million in 2002 to $785 million in 2003. This increase was largely due to the depreciation of the U.S. dollar and to the enhanced spending in marketing activities as we completed the first phase of our marketing program to increase revenue.

Research and development expenses

	2003	2002	% Variation
	(in millions)		
Research and development expenses.....................................	$(1,238)	$(1,022)	(21.1%)
As a percentage of net revenues...	(17.1%)	(16.2%)	—

Research and development expenses increased 21.1%, from $1,022 million in 2002 to $1,238 million in 2003. This increase resulted primarily from the impact of the U.S. dollar decline and to greater spending in product design and technology for our core activities, including new projects such as the expansion of our activities in new emerging markets and as a result of acquisitions. We continued to invest heavily in research and development during 2003, and we increased our research and development staff by approximately 1,100 people in 2003. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	2003	2002
	(in millions)	
Research and development funding	$76	$76
Start-up costs	(55)	(57)
Exchange gain, net	5	17
Patent claim costs	(29)	(8)
Gain on sale of non-current assets	17	3
Other, net	(18)	(24)
Other income and expenses, net	(4)	7
As a percentage of net revenues	(0.1%)	0.1%

Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, foreign currency gains and losses, and the costs of certain activities relating to intellectual property. In 2003, the net effect of these items resulted in expense of $4 million compared to income of $7 million in 2002. This increase in expense was primarily due to higher patent claim costs associated with certain claims and legal proceedings, partially compensated by gains on the sale of non-current assets. The main items recorded in 2003 as income were $76 million for research and development funding and $17 million as gain on sales of non-current assets. Major expenses in 2003 were $55 million for start-up costs, mainly for our new 300-mm fabs (Crolles2 and Catania), $29 million for patent claim costs and $18 million for other miscellaneous expenses. In 2002, fundings for research and development were $76 million; start-up costs were $57 million and were mainly related to the manufacturing activities in our new 200-mm fabs in Italy and in France.

Impairment, restructuring charges and other related closure costs

	2003	2002
	(in millions)	
Impairment, restructuring charges and other related closure costs	$(205)	$(34)
As a percentage of net revenues	(2.8%)	(0.5%)

In 2003, we recorded a $205 million charge for impairment, restructuring charges and other related closure costs, out of which $155 million related to impairment of tangible assets, mainly associated with our 150-mm restructuring plan (see "—2003 Highlights—Business Outlook" included in our annual report on Form 20-F for the year ended December 31, 2003), $6 million for impairment of intangible assets and investments, $43 million of restructuring charges related to workforce termination benefits and $1 million for other restructuring charges. In 2002, we recorded a charge of $34 million, mainly related to costs incurred as a consequence of the closure of our fabs in Ottawa, Canada and Rancho Bernardo, California.

Operating income

	2003	2002	% Variation
	(in millions)		
Operating income	$334	$601	(44.4%)
As a percentage of net revenues	4.6%	9.5%	

Operating income decreased from income of $601 million in 2002 to operating income of $334 million in 2003. The decrease in operating income was mainly caused by the $205 million of impairment, restructuring charges and other related closure costs incurred in 2003, the impact of declining selling prices and the significant decline of the U.S. dollar exchange rate against the euro and other currencies. In 2003, the impact on operating income from impairment, restructuring charges and other related closure costs was $205 million, compared to $34 million in 2002; while the impact from in-process research and development expense was $5 million in 2003, compared to $8 million in 2002. The impact of changes in foreign exchange rates on operating income in 2003 compared to 2002 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See "—Impact of Changes in Exchange Rates".

In 2003, operating income for our Telecommunications, Peripherals and Automotive Groups decreased to $550 million from $613 million in 2002. Operating income for our Discrete and Standard ICs increased to $142 million in 2003 from $135 million in 2002, and operating income for our Consumer and Microcontroller Groups increased to $78 million in 2003 from $57 million in 2002, while the Memory Products Group registered an operating loss of $45 million in 2003 from a $7 million income in 2002. The improvements in the operating results of CMG and DSG were mainly driven by higher volume and improved mix of sales. Deterioration of operating results in TPA and MPG was mainly due to the decline in selling prices caused by difficult market conditions, particularly for memory products, and to higher cost of sales and operating expenses due to the declining value of the U.S. dollar and acceleration of expenses mainly for product development and acquisitions. Impairment and restructuring charges were not allocated to the Product Groups.

Interest expense, net

	2003	2002
	(in millions)	
Interest expense, net	$(52)	$(68)

Interest expense, net decreased to $52 million in 2003 compared to $68 million in 2002 as a result of the transactions related to the offering of the new negative-yield 2013 Bonds and to the repurchase of a large portion of our existing 3.75% 2010 Bonds, which significantly reduced our interest expense in the second half of the year. In addition the favorable cash flow we generated in 2003 resulted in some additional savings in interest charges. Our interest income on our available cash decreased from $49 million in 2002 to $37 million in 2003 as a result of the sharp decline in U.S. dollar-denominated interest rates. Interest expense, which is mainly related to our long-term debt comprised primarily of outstanding convertible bonds issued at fixed rates, decreased to $89 million in 2003 from $117 million in 2002 due to the repurchase of approximately 78% of the total amount originally issued of our 2010 Bonds, which took place during 2003.

Loss on equity investments

	2003	2002
	(in millions)	
Loss on equity investments	$(1)	$(11)

During 2003, we registered a loss of $1 million with respect to SuperH, Inc., the joint venture we formed with Hitachi, Ltd., because the cumulated losses exceeded our total investment, while in 2002 we incurred a net loss of $11 million on that investment.

Loss on extinguishment of convertible debt

	2003	2002
	(in millions)	
Loss on extinguishment of convertible debt	$(39)	$0

In 2003, we recorded a non-operating pre-tax charge of $39 million related to the repurchase of approximately $1,674 million of the aggregate principal amount at maturity of our 2010 Bonds. This charge included the price paid in excess of the bonds' accreted value for an amount of approximately $30 million and the non-cash write-off of approximately $9 million for the related capitalized offering expenses.

Income tax benefit (expense)

	2003	2002
	(in millions)	
Income tax benefit (expense)	$14	$(89)

In 2003, we had an income tax benefit of $14 million due to the impact of impairment, restructuring charges and other related closure costs that we incurred in higher tax rate jurisdictions. In 2003, our effective tax rate benefited from settlement of open audits from prior years. In 2002, we had income tax expense of $89 million. Excluding impairment, restructuring charges and other related closure costs, the effective tax rate was 11.5% in 2003 compared to 16.8% in 2002. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Net income

	2003	2002	% Variation
	(in millions)		
Net income	$253	$429	(41.0%)
As a percentage of net revenues	3.5%	6.8%	

For 2003, we reported a profit of $253 million compared to a profit of $429 million for 2002. Basic and diluted earnings per share for 2003 were $0.29 and $0.27, respectively, compared to basic and diluted earnings of $0.48 per share for 2002. Net income in 2003 included $182 million in charges net of income taxes, or $0.19 per diluted share, related to impairment, restructuring charges and other related closure costs, and research and development in process and the loss on extinguishment of convertible debt.

Quarterly Results of Operations

The following table sets forth certain financial information for the years 2003 and 2004. Such information is derived from unaudited interim consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairments, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of quarterly results will not total to annual results due to rounding.

	Quarter ended (unaudited)							
	Dec. 31, 2004	Sept. 25, 2004	June 26, 2004	March 27, 2004	Dec. 31, 2003	Sept. 27, 2003	June 28, 2003	March 29, 2003
	(in millions)							
Consolidated Statement of Income Data								
Net revenues	$2,328	$2,231	$2,172	$2,029	$2,113	$1,803	$1,702	$1,619
Cost of sales	(1,476)	(1,386)	(1,360)	(1,311)	(1,353)	(1,171)	(1,095)	(1,052)
Gross profit	852	845	812	718	760	632	607	566
Operating expenses:								
Selling, general and administrative	(245)	(233)	(239)	(230)	(228)	(191)	(191)	(174)
Research and development	(402)	(384)	(384)	(363)	(354)	(302)	(298)	(283)
Other income and expenses, net	23	(3)	2	(12)	(13)	(10)	3	15
Impairment, restructuring charges and other related closure costs	(18)	(12)	(12)	(33)	(12)	(193)	—	—
Total operating expenses	(642)	(632)	(633)	(638)	(607)	(696)	(486)	(442)
Operating income (loss)	210	213	179	80	153	(64)	121	124
Interest income (expense), net	5	0	(3)	(4)	(7)	(12)	(16)	(18)
Equity in loss of joint ventures	(2)	(2)	0	0	0	—	(1)	—
Loss on extinguishment of convertible debt	0	0	(4)	0	(2)	(22)	(6)	(8)
Income (loss) before income taxes and minority interests	213	211	172	76	144	(98)	98	98
Income tax benefit (expense)	(26)	(20)	(23)	1	0	49	(18)	(18)
Income (loss) before minority interests	187	191	149	77	144	(49)	80	80
Minority interests	0	(2)	(1)	0	(1)	—	(1)	
Net income (loss)	$187	$189	$148	$77	$144	$(50)	$80	$79
Diluted earnings (loss) per share	$0.20	$0.20	$0.16	$0.08	$0.16	$(0.06)	$0.09	$0.09
Number of shares used in calculating earnings per share (basic)	891.7	891.4	891.4	890.2	888.9	888.3	887.7	887.6
Number of shares used in calculating earnings per share (diluted)	935.1	934.9	937.0	938.7	939.1	888.3	892.6	891.1

	Quarter ended (unaudited)							
	Dec. 31, 2004	Sept. 25, 2004	June 26, 2004	March 27, 2004	Dec. 31, 2003	Sept. 27, 2003	June 28, 2003	March 29, 2003
	(as a percentage of net revenues)							
Net revenues	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	**(63.4)**	(62.1)	(62.6)	(64.6)	(64.0)	(64.9)	(64.3)	(65.0)
Gross profit	**36.6**	37.9	37.4	35.4	36.0	35.1	35.7	35.0
Operating expenses:								
Selling, general and administrative	**(10.5)**	(10.4)	(11.0)	(11.3)	(10.8)	(10.6)	(11.2)	(10.8)
Research and development	**(17.3)**	(17.2)	(17.7)	(17.9)	(16.8)	(16.7)	(17.5)	(17.5)
Other income and expenses, net	**1.0**	(0.1)	0.1	(0.6)	(0.6)	(0.6)	0.1	1.0
Impairment, restructuring charges and other related closure costs	**(0.8)**	(0.6)	(0.5)	(1.6)	(0.6)	(10.7)	—	—
Total operating expenses	**(27.6)**	(28.3)	(29.1)	(31.4)	(28.8)	(38.6)	(28.6)	(27.3)
Operating income (loss)	**9.0**	9.6	8.3	4.0	7.2	(3.5)	7.1	7.7
Interest income (expense), net	**0.2**	0	(0.2)	(0.2)	(0.3)	(0.7)	(0.9)	(1.2)
Equity in loss of joint venture	**0**	(0.1)	0	0	—	—	(0.1)	—
Loss on extinguishment of convertible debt	**0**	0	(0.2)	0	(0.1)	(1.2)	(0.4)	(0.5)
Income (loss) before income taxes and minority interests	**9.2**	9.5	7.9	3.8	6.8	(5.4)	5.7	6.0
Income tax benefit (expense)	**(1.2)**	(0.9)	(1.1)	0	—	2.7	(1.0)	(1.0)
Income (loss) before minority interests	**8.0**	8.6	6.8	3.8	6.8	(2.7)	4.7	5.0
Minority interests	**—**	(0.1)	—	—	—	(0.1)	—	(0.1)
Net income (loss)	**8.0%**	**8.5%**	**6.8%**	**3.8%**	**6.8%**	**(2.8)%**	**4.7%**	**4.9%**

On a sequential basis compared to the third quarter of 2004, revenues in the fourth quarter of 2004 decreased approximately 1% for the TAM and approximately 4% for the SAM.

Net revenues

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Net sales	$2,326	$2,231	$2,112
Other revenues..	2	0	1
Net revenues...	**$2,328**	**$2,231**	**$2,113**

Our fourth quarter 2004 revenues recorded a strong increase both on a sequential basis compared to the third quarter of 2004 and on a year-over-year basis compared to the fourth quarter of 2003. On a sequential basis, we recorded a 4.3% increase in our revenues in the fourth quarter 2004, mainly resulting from an improved product mix, while volume declined slightly. The major increases in revenues were achieved by TPA and CMG product groups. During the fourth quarter of 2004, due to ongoing price pressure in the semiconductor market, our net revenues and margins were still negatively impacted by declining selling prices. Our average selling prices in the fourth quarter of 2004 decreased by 3.3% sequentially and by 4.4% compared to the fourth quarter of 2003. On a year-over-year basis, our revenues registered a 10.2% increase with strong increases in all of the product groups, mainly originated by higher volumes.

With respect to our product segments, in the fourth quarter of 2004, net revenues from the TPA Groups were $938 million, increasing 4.1% over the fourth quarter of 2003 and 8.5% sequentially over the third quarter of 2004, reflecting stronger sales of Telecom products and computer Peripherals products. MPG net revenues in the fourth quarter of 2004 were $508 million, increasing 11.0% in comparison to the fourth quarter of 2003, and only 0.6% in comparison to the third quarter of 2004, reflecting a more competitive environment and pricing pressures. Net revenues for CMG were $446 million, increasing 15.0% compared to the fourth quarter of 2003 and sequentially 5.5% versus the third quarter of 2004, due to a strong increase in sales in our Imaging Division for cellular phone cameras, while Digital Consumer sales decreased due to seasonal effects. DSG net revenues amounted to $417 million, increasing by 19.0% in the fourth quarter of 2004 over the fourth quarter of 2003 and decreasing 1.2% sequentially below the third quarter of 2004 as a result of revenue increase in Transistors and decrease in Discrete and Standard ICs.

During the fourth quarter of 2004, net revenues from differentiated products totaled approximately 68% of total net revenues for the fourth quarter 2004 compared to approximately 69% in the fourth quarter 2003. By location of shipment, in the fourth quarter of 2004, we realized approximately 43% of our net revenues in Asia/ Pacific, 27% in Europe, 12% in North America, 13% in Emerging Markets and 5% in Japan. Major increases in revenues in the fourth quarter of 2004 versus the fourth quarter of 2003 were registered in the Emerging Markets, which revenues increased approximately 35% in the fourth quarter of 2004 versus the fourth quarter of 2003, in line with the more favorable economic environment and due to the move of some customers' production facilities to new developing areas.

Gross profit

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Cost of sales	$(1,476)	$(1,386)	$(1,353)
Gross profit...	$852	$845	$760
Gross margin	36.6%	37.9%	36.0%

Gross margin in the fourth quarter of 2004 improved to 36.6% compared to 36.0% in the fourth quarter of 2003. However, our fourth quarter gross margin decreased significantly by 130 basis points sequentially compared to the third quarter of 2004. The sequential gross margin deterioration was disappointing, as the sequential revenue increase did not translate into sequential gross margin improvement. The gross margin was negatively impacted by continuing pricing pressure and from an operational standpoint, by our manufacturing results that were affected by reduced capacity utilization and the performance of certain fabs. In addition, the further weakening of the U.S. dollar compared to the other major currencies negatively impacted our gross margin in the fourth quarter by approximately 120 basis points compared to the third quarter of 2004. These negative factors were only partially offset by a more favorable product mix.

Selling, general and administrative expenses

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Selling, general and administrative expenses........................	**$(245)**	$(233)	$(228)
As percentage of net revenues..	**(10.5%)**	(10.4%)	(10.8%)

The sequential increase in selling, general and administrative expenses was mainly associated with accelerated marketing programs as well as with certain quarter-specific costs and the negative impact of the U.S. dollar decline. As a percentage of net revenues, selling general and administrative expenses remained substantially flat, to 10.5% from 10.4% in the third quarter of 2004, improving, however, from 10.8% in the fourth quarter of 2003 in spite of the strong impact of the U.S. dollar decline.

Research and development expenses

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Research and development expenses....................................	**$(402)**	$(384)	$(354)
As percentage of net revenues..	**(17.3%)**	(17.2%)	(16.8%)

The primary drivers of the sequential increase in research and development expenses were the acceleration of our strategic programs and the negative impact of the declining U.S. dollar. This level of spendings is the result of our continued commitment to reinforce our investment in our strategic and core programs.

Other income and expenses, net

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Research and development funding.....................................	**$47**	$9	$26
Start-up costs	**(18)**	(13)	(18)
Exchange gain (loss) net...	**14**	10	(4)
Patent claim costs...	**(16)**	(7)	(20)
Gain on sale of non-current assets	**—**	—	17
Other, net...	**(4)**	(2)	(14)
Other income and expenses, net...	**23**	(3)	(13)
As a percentage of net revenues...	**1.0%**	(0.1%)	(0.6%)

Other income and expenses, net resulted in a significant income in the fourth quarter 2004, mainly due to the high level of research and development funding recorded in the period. Research and development fundings were $47 million, significantly higher compared to the third quarter of 2004 and the fourth quarter of 2003 in relation to the signature of new contracts related to programs already started in prior quarters. Startup costs in the fourth quarter of 2004 were related to our 150-mm fab expansion in Singapore, the conversion to 200-mm fab in Agrate (Italy), and the charges associated with the build-up of our 300-mm fab in Catania (Italy). Exchange gain or loss, net, included the gain on foreign exchange transactions. Patent claim costs included costs associated with several ongoing litigations and claims.

Impairment, restructuring charges and other related closure costs

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Impairment, restructuring charges and other related closure costs	**$(18)**	$(12)	$(12)
As a percentage of net revenues...	**(0.8%)**	(0.6%)	(0.6%)

In the fourth quarter of 2004, we recorded expenses of $18 million, which mainly included the continuation of the major restructuring plans started in third quarter 2003 and the impairment of some intangible assets related to obsolete acquired technologies. The main items are $11 million related to the 150-mm front-end restructuring plan, $5 million related to the impairment of intangible assets, $1 million related to back-end restructuring and $1 million for miscellaneous closing costs. In the corresponding period of the preceding year, we recorded expenses of $7 million related to the impairment of a Singapore back-end facility as part of the back-end restructuring plan, $4 million in charges related to workforce reduction mainly in France and $1 million for closure costs mainly in our Carrollton, Texas wafer fab.

Operating income

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Operating income	**$210**	$213	$153
In percentage of net revenues..	**9.0%**	9.6%	7.2%

The sequential increase in our net revenues during the fourth quarter of 2004 did not translate into an improvement in operating income because of the negative impact of the U.S. dollar decline, because of the impact on our gross profit caused by ongoing pricing pressure and because of the increase in the operating expenses originated by the acceleration of our strategic programs in research and development and marketing. However, our operating income margin for the fourth quarter of 2004 was 9.0%, significantly improving compared to 7.2% for the fourth quarter of 2003. By product group, in the fourth quarter of 2004, only TPA registered an improvement, CMG was flat in dollar values, while both DSG and MPG profitability declined. Operating income of TPA was $135 million in the fourth quarter of 2004, equivalent to 14.4% of its revenues, improving from the 13.1% from the third quarter 2004, although below the 17.2% of the fourth quarter of 2003. The sequential improvement was driven by a strong sales increase and a more favorable product mix. Operating income for DSG was $86 million in the fourth quarter of 2004, or 20.7% of revenues, declining compared to $109 million and 25.7% in the third quarter of 2004. This decline was due to a reduced level of revenues and to increased manufacturing costs associated with lower capacity utilization. DSG operating results improved significantly, both in dollar values and as a percentage of net revenues, compared to the $52 million in operating income and the 14.9% recorded in the fourth quarter of 2003. This improvement was mainly driven by a strong increase in sales. Operating income for CMG was $44 million, basically equivalent to $46 million in the third quarter of 2004, declining, however, to 9.9% of net revenues due to strong pricing pressure. CMG also registered a strong improvement in its operating results as compared to the fourth quarter of 2003, when operating income amounted to $29 million or 7.5% of net revenues. This improvement was due to the strong increase in sales. MPG operating income was $16 million or 3.1% of its net revenues in the fourth quarter of 2004, declining from $27 million, or 5.3% of its net revenues in the third quarter of 2004, primarily due to the strong pricing pressure. In the fourth quarter of 2003, MPG operating income was basically at break even with $1 million profit, or 0.3% of its net revenues. In the fourth quarter 2004, the operating income of all groups registered a negative impact caused by the weakening of the U.S. dollar.

Income tax benefit (expense)

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Income tax expense..	**$(26)**	$(20)	$0

During the fourth quarter of 2004, we incurred an income tax expense of $26 million, or an effective tax rate of 12.3%. Without impairment and restructuring charges, the effective tax rate would have been 15.8%. The effective tax rate for the fourth quarter 2004 was computed on the basis of actual tax charges in each jurisdiction. Some minor adjustments compared to the previous 2004 estimates were done due to earnings lower than expected in certain entities. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income

	Quarter ended		
	Dec 31, 2004	Sep 25, 2004	Dec 31, 2003
	(in millions)		
Net income	**$187**	$189	$144
As percentage of net revenues..	**8.0%**	8.5%	6.8%

For the fourth quarter of 2004, we reported net income of $187 million, significantly improving compared to $144 million in the fourth quarter of 2003, and basically flat compared to net income of $189 million in the third quarter of 2004, however declining to 8.0% of the net revenues. Basic and diluted earnings per share for the fourth quarter of 2004 were $0.21 and $0.20, respectively, identical to the third quarter of 2004, and improving compared to basic and diluted earnings of $0.16 per share for the fourth quarter of 2003.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar, are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases in the short term our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2004, the U.S. dollar declined significantly in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the year ended December 31, 2004 includes income and expense items translated at the average exchange rate for the period. The average rate of the euro to the U.S. dollar was €1.00 for $1.236 in 2004 and it was €1.00 for $1.125 in 2003. A continuation in the decline of the U.S. dollar compared to the other major currencies, which affect our operations, would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. In order to further reduce the exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. However, there is no guarantee that we will be capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risks in payables or receivables. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations.

Assets and liabilities of subsidiaries, balance sheets are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euro as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. At December 31, 2004, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.

For a more detailed discussion, see "Item 3. Key Information—Risk Factors—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar".

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Treasury controls include systematic reporting to our Chief Executive Officer and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated "A–" or higher. Marginal amounts are held in other currencies. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

At December 31, 2004, cash and cash equivalents totaled $1,950 million, compared to $2,998 million at December 31, 2003. Our available cash decreased in 2004 because we redeemed all of our outstanding 2009 LYONs and repurchased all of our outstanding 2010 Bonds; and our long-term debt decreased by an equivalent amount. We did not have marketable securities at December 31, 2004, as well as at December 31, 2003. From time to time, as we did during 2004, we invest our available cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash.

Liquidity

Maintaining liquidity remains a priority in difficult market conditions, and we believe our strong cash position and low debt-to-equity ratio provide us with financial flexibility. Our investment needs have been financed in 2004, as in the past years, by net cash generated from operating activities. Net cash from operating activities was $2,342 million, while net cash used in investing activities was $2,134 million, in 2004.

During 2004, we completed the restructuring of our long-term financial debt with the buy-back of our remaining 2010 Bonds bearing 3.75% interest and the redemption of our 2009 LYONs.

Net cash from operating activities. The major source of cash during 2004 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $2,342 million in 2004, increasing compared to $1,920 million in 2003 and $1,713 million in 2002.

Changes in our operating assets and liabilities resulted in net cash used of $142 million in 2004, compared to net cash used of $61 million in 2003. In 2004, the increase in our trade accounts receivable used net cash of $119 million, while it used net cash of $109 million in 2003. Our higher levels of inventory used net cash of $144 million in 2004, while in 2003 inventory used net cash of $75 million. The inventory increase in 2004 was higher than in 2003, mainly related to the order booking slow-down during the second half of 2004. Finally, our trade payables and other assets and liabilities generated $121 million in cash in 2004, compared to $123 million used in 2003. In 2002, changes in our assets and liabilities resulted in cash used of $251 million, mainly due to trade accounts receivable, which used net cash for $129 million, and to inventory for $71 million.

Net cash used in investing activities. Net cash used in investing activities was $2,134 million in 2004, compared to $1,439 million in 2003 and $1,370 million in 2002. Payments for purchases of tangible assets were the main utilization of cash. Payment for the purchase of tangible assets was $2,050 million for 2004, a significant increase over the $1,221 million in 2003. In 2004, cash used for investments in intangible and financial assets was $81 million, while it was $34 million in 2003. Payments for acquisitions amounted to $3 million related to the portion of Synad cash consideration paid in 2004, while in 2003, payments for acquisitions were $188 million, net of cash received, representing the acquisition of Proton World International, Tioga Technologies, Incard and Synad.

Capital expenditures for 2004 were principally allocated to:

- the expansion of our 200-mm and 150-mm front-end facilities in Singapore

- the expansion of our 200-mm front-end facility in Rousset, France

- the facilitization of our 300-mm facility in Catania, Italy

- the upgrading of our front-end and research and development pilot line in Agrate, Italy

- the upgrading of our 200-mm front-end facility in Catania, Italy

- the expansion and upgrading of our front-end facilities 200-mm in Phoenix and 150-mm in Carrollton, United States, and

- the capacity expansion in our back-end plants of Muar (Malaysia), Toa Payoh (Singapore), Shenzen (China) and Malta.

Capital expenditures for 2003 were principally allocated to:

- the expansion of our 200-mm and 150-mm front-end facilities in Singapore

- the upgrading of our 200-mm front-end plant in Agrate, Italy

- the expansion of our 200-mm front-end facility in Rousset, France

- the expansion of our 300-mm facility in Crolles2, France

- the facilitization of our 300-mm facility in Catania, Italy, and

- the expansion of our back-end facilities in Muar, Malaysia.

Net cash used in investing activities was $1,370 million in 2002, of which $995 million related to payment for the purchase of tangible assets and $307 million related to the payment for the acquisition of Alcatel Microelectronics.

Capital expenditures for 2002 were principally allocated to:

- the upgrading of our 200-mm wafer fabrication facility and the completion of the shell building and facilities for our advanced 300-mm front-end plant which we will operate in partnership with Philips Semiconductors International B.V. and Freescale Semiconductor, Inc. in Crolles, France

- the upgrading of our 200-mm front-end plant in Agrate, Italy

- the capacity expansion of our 200-mm front-end facility in Catania, Italy

- the construction of the building for our 300-mm front-end facility in Catania, Italy

- the expansion of our 200-mm and 150-mm front-end facilities in Singapore

- the expansion of our 200-mm front-end facility in Rousset, France, and

- some limited expansions of our back-end facilities in Muar, Malaysia and Malta.

Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year ended December 31,		
	2004	2003	2002
	(in millions)		
Net cash from operating activities	$2,342	$1,920	$1,713
Net cash used in investing activities	(2,134)	(1,439)	(1,370)
Payment for purchase and proceeds from sale of marketable securities, net	0	(4)	(1)
Net operating cash flow	$208	$477	$342

We generated net operating cash flow of $208 million in 2004, compared to net operating cash flow of $477 million in 2003. This resulted mainly from the increase in net cash used in investing activities. In 2002, we generated a net operating cash flow of $342 million.

Net cash used in financing activities. Net cash used in financing activities was $1,271 million in 2004 compared to $59 million in 2003. The major item of the cash used in 2004 was the repayment of long-term debt for a total amount of $1,288 million, mainly consisting of the redemption of all outstanding 2009 LYONs for an amount paid of $813 million and of the repurchase of all outstanding 2010 Bonds for an amount paid of $375 million. These bonds have been cancelled. During 2003, we received proceeds from issuance of long-term debt of $1,398 million, mainly related to the offering of our 2013 Bonds, and we repaid $1,432 million mainly related to repurchases of our 2010 Bonds. During 2002, net cash used in financing activities was $232 million due to cash used for the repayment of long term debt. In addition, during 2002, we repurchased 4,000,000 shares of our common stock totaling $115 million.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2004, December 31, 2003 and December 31, 2002:

	Year ended December 31,		
	2004	2003	2002
	(in millions)		
Cash, cash equivalents and marketable securities	$1,950	$2,998	$2,564
Total cash position	1,950	2,998	2,564
Bank overdrafts	(58)	(45)	(19)
Current portion of long-term debt	(133)	(106)	(146)
Long-term debt	(1,767)	(2,944)	(2,797)
Total financial debt	(1,958)	(3,095)	(2,962)
Net financial position	$(8)	$(97)	$(398)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of December 31, 2004 was negative in the amount of $8 million, representing an improvement from the net negative financial position of $97 million as of December 31, 2003. This net financial position improvement mainly results from favorable net operating cash flow generated during 2004.

At December 31, 2004, the aggregate amount of our long-term debt was approximately $1,767 million, including $1,379 million of 2013 Bonds. Additionally, the aggregate amount of our short-term credit facilities was approximately $1,541 million, under which approximately $1,483 million of indebtedness was outstanding. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.

As of December 31, 2004, debt payments due by period and based on the assumption that convertible debt redemptions are at maturity, were as follows:

| | Payments due by period | | | | | | |
	Total	2005	2006	2007	2008	2009	Thereafter
				(in millions)			
Long-term debt.............	**$1,900**	$133	$145	$115	$29	$27	$1,451

During 2002, certain holders of our 2009 LYONs requested conversion into our common shares. The converted amount was negligible. During 2004, we redeemed all the outstanding 2009 LYONs for a total amount of $813 million in cash.

In 2003, we repurchased approximately $1,674 million aggregate principal amount at maturity of our 2010 Bonds, for a total cash amount of approximately $1,304 million, representing approximately 78% of the total amount initially issued. In 2004, we repurchased all of our remaining outstanding 2010 Bonds for a total cash amount paid of $375 million. The repurchased 2010 Bonds were cancelled.

As of the end of 2004, we have the following credit ratings on our remaining convertible debt:

	Moody's Investors Service	Standard & Poor's
Zero Coupon Senior Convertible Bonds due 2013	A3	A–

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2004, and for each of the five years to come and thereafter, were as follows:

	Total	2005	2006	2007	2008	2009	Thereafter
				(in millions)			
Capital leases[2]	$35	$5	$6	$6	$6	$5	$7
Operating leases[1]	273	45	37	28	24	17	122
Purchase obligations[1]	881	842	36	3	0	0	0
of which:							
Equipment purchase	*568*	*568*	*0*	*0*	*0*	*0*	*0*
Foundry purchase	*176*	*176*	*0*	*0*	*0*	*0*	*0*
Software, technology licenses and design	*137*	*98*	*36*	*3*	*0*	*0*	*0*
Joint Venture Agreement with Hynix Semiconductor Inc.[1][4]	250	125	125	0	0	0	0
Other Obligations[1]	168	73	49	36	3	2	5
Long-term debt obligations[2][3]	1,900	133	145	115	29	27	1,451
Pension obligations[2]	285	20	17	20	21	21	186
Other non-current liabilities[2]	15	0	6	3	3	2	1
Total	**$3,807**	**$1,243**	**$421**	**$211**	**$86**	**$74**	**$1,772**

(1) Items not reflected on the Consolidated Balance Sheet at December 31, 2004.

(2) Items reflected on Consolidated Balance Sheet at December 31, 2004.

(3) See Note 16 to the Consolidated Financial Statements at December 31, 2004 for additional information related to long-term debt and redeemable convertible securities.

(4) These amounts correspond to our capital commitments to the joint venture, but not the additional $250 million in loans that we have committed to provide.

Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2005 to 2009 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

We signed a joint-venture agreement with Hynix Semiconductor Inc. on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. As the business license for the joint venture was not obtained in 2004 or to date in 2005, we expect to record the investment under the equity method in 2005. In addition, we are committed to grant long-term financing for $250 million to the new joint venture guaranteed by subordinated collateral for the joint venture assets.

Long-term debt obligations mainly consist of bank loans and convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices as stated in the offering memoranda. At the holder's option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total maximum amount of $1,379 million on August 5, 2006, $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010.

Pension obligations consist of our best estimates of the amounts that will be payable for the retirement plans based on the assumption that our employees will work in our company until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations.

Other non-current liabilities include future unused leases and miscellaneous contractual obligations.

Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.

Other than those described above, there are no material off-balance sheet obligations, contractual obligations or other commitments.

Financial Outlook

We currently expect that capital spending for 2005 will be approximately $1.5 billion, significantly below the $2.05 billion spent in 2004. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. At December 31, 2004, we had $568 million in outstanding commitments for equipment purchases for 2005.

The most significant of our 2005 capital expenditure projects are expected to be (i) the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore; (ii) the completion of building and facilities for our 300-mm front-end plant in Catania, (Italy); (iii) the conversion to 200-mm of our front-end facility in Agrate, Italy; (iv) the expansion of our 200-mm front-end facility in Phoenix, Arizona; (v) the expansion of the 300-mm front-end joint project with Philips Semiconductors International B.V. and Freescale Semiconductor, Inc. in Crolles (France); and (vi) the capacity expansion of our back-end plants in Muar (Malaysia), Toa Payoh (Singapore) and Malta. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

We redeemed all our remaining outstanding 2010 Bonds during 2004 for a total amount of cash paid of $375 million. During 2004, we redeemed all outstanding 2009 LYONs at the request of the holders for a total amount of $813 million in cash. The holders of our 2013 convertible Bonds may redeem on August 5, 2006 at a price of $985.09 per one thousand dollar face value. The total redeemable amount will be equivalent to $1,379 million. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2005.

Impact of Recently Issued U.S. Accounting Standards

In December, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 ("FAS 132R"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, *Employers' Accounting for Pensions;* No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*; and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. FAS 132R requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement was generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. We adopted FAS 132R in the fourth quarter of 2003 and included all immediately required disclosures for our domestic pension plans at December 31, 2003. We have evaluated the required disclosures for all of our foreign pension plans and included the additional information in our Consolidated Financial Statements as at December 31, 2004.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, *Inventory Costs*, an amendment of ARB No. 43, Chapter 4 ("FAS 151"). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, we believe that FAS 151 will have no material effect on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets*, an amendment of APB Opinion No. 29 ("FAS 153"). This Statement amends Opinion 29 to eliminate the exception to the basis measurement principle (fair value) for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. We have not had any nonmonetary exchanges of assets since FAS 153 was published and believe that FAS 153 will have no material effect on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). This Statement revises FASB Statement No. 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. The Statement applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first interim reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition method including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. We will adopt FAS 123R in the third quarter of 2005 using the modified prospective application method, and we are currently reviewing the cumulative impact on our consolidated accumulated results from adopting FAS 123R. The impact on our financial position and results of operations is illustrated in the information presented in Note 2.23 to our Consolidated Financial Statements—"Fair value of stock-based compensation". As a significant number of option grants are below current market prices, we believe our equity-based compensation strategy through 2004 was minimally effective in motivating and retaining key employees. Therefore, we are currently reviewing our share-based compensation programs. In order to better motivate and retain our key employees, at our annual general meeting of shareholders on March 18, 2005, our shareholders approved some amendments to our 2001 Employee Stock Option Plan and confirmed the Supervisory Board's authority to reduce the vesting period of existing stock options remaining available for issuance. The shareholders also approved a new stock-based compensation plan for members and professionals of our Supervisory Board. See "Item 6. Directors and Senior Management—Stock Option Plans".

Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, we commenced a plan to restructure our 150-mm fab operations and part of our back-end operations in order to improve cost competitiveness.

The 150-mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150-mm production to Singapore and by upgrading production to a finer geometry 200-mm wafer fab. The plan provided for the discontinuation of production of Rennes, France; the closure as soon as operationally feasible of the 150-mm wafer pilot line in Castelletto, Italy; and the downsizing by approximately one-half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate, Italy and Rousset, France will be gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

Our manufacturing restructuring plan to enhance our cost structure and competitiveness is moving ahead, and we expect it to be completed by mid-2006, somewhat later than previously anticipated to accommodate qualification requirements of our customers.

Impairment, restructuring charges and other related closure costs incurred in 2004 are summarized as follows:

| | Year ended December 31, 2004 | | | |
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
	(in millions of U.S. dollars)			
150-mm fab operations..............................	—	(28)	(32)	(60)
Back-end operations..................................	—	(1)	(3)	(4)
Intangible assets and investments	(8)	—	—	(8)
Other...	—	(4)	—	(4)
Total	$(8)	$(33)	$(35)	$(76)

The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax) of which $281 million has been incurred as of December 31, 2004 ($76 million in 2004 and $205 million in 2003). The total actual costs that we will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2004, total cash outlays for the restructuring plan amounted to $68 million, related to the amount accrued in 2003, corresponding mainly to the payment of one-time involuntary termination benefits of $28 million, other related closure costs of $32 million, $4 million for equipment transfer costs on back-end operations and $4 million mainly related to a voluntary termination benefit plan. We expect to incur the remaining $69 million in restructuring costs in the coming quarters. We expect our manufacturing restructuring plan to be completed by mid-2006, somewhat later than previously anticipated.

In 2005, we announced that we will reduce our Access technology products for CPE modem products. This decision taken in 2005 is intended to eliminate certain low volume, non-strategic product families whose returns in the current environment do not meet internal targets. This decision could result in potential impairment charges of up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges to be further estimated.

Loss on Equity Investments

SuperH, Inc.

In 2001, we formed with Renesas Technology Corp. (previously known as Hitachi, Ltd.) a joint venture to develop and license reduced instruction set computing ("RISC") microprocessors. The joint venture, SuperH Inc., was initially capitalized with our contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. We account for our share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, we made additional capital contributions on which accumulated losses have exceeded our total investment, which is shown at zero carrying value at December 31, 2004.

In 2003, the shareholders' agreement was amended to require from us an additional $3 million cash contribution. This amount was fully accrued at December 31, 2003, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line "Impairment, restructuring charges and other related closure costs". In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid an additional $2 million, which is reflected in the 2004 consolidated statement of income as "loss on equity investments".

UPEK, Inc.

In 2004, we formed with Sofinnova Capital IV FCPR a new company, UPEK Inc., as a venture capital-funded spin-off of our TouchChip business. UPEK, Inc. was initially capitalized with our transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million within approximately 12 months from the first quarter of 2004, which will reduce our ownership to 33%.

We are accounting of our share in UPEK, Inc. under the equity method and we have recorded losses of approximately $2 million, which are reflected in the 2004 consolidated statement of income as "loss on equity investments".

Backlog and Customers

We entered 2005 with a backlog (including frame orders) that was approximately 9% lower than we had entering 2004. This variation is due to the slow down of order booking in the second half of 2004 following the inventory correction in the semiconductor market. In 2004, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 17.1% of our revenues. Total original equipment manufacturers ("OEMs") accounted for approximately 79% of our net revenues, of which the top ten OEM customers accounted for approximately 44%. Distributors accounted for approximately 21% of our net revenues. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The management of our company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board

The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board and the general course of our affairs and business. The Supervisory Board consists of such number of members as is resolved by the general meeting of shareholders upon a non-binding proposal of the Supervisory Board, with a minimum of six members. Decisions by the annual general meeting of shareholders concerning the number and the identity of our Supervisory Board members are made by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our outstanding share capital present or represented).

Prior to the appointment of two new members of our Supervisory Board at our annual shareholders meeting held in Amsterdam on March 18, 2005, our Supervisory Board had the following nine members during fiscal year 2004:

Name	Position	Year Appointed[1]	Term Expires	Age
Bruno Steve	Chairman	1989	2005	63
Gérald Arbola[2]	Vice Chairman	2004	2005	56
Tom de Waard	Member	1998	2005	58
Douglas Dunn	Member	2001	2005	60
Riccardo Gallo	Member	1997	2005	61
Francis Gavois	Member	1998	2005	69
Didier Lombard[3]	Member	2004	2005	63
Alessandro Ovi	Member	1994	2005	61
Robert M. White	Member	1996	2005	66

(1) As a member of the Supervisory Board.

(2) Appointed in 2004 to complete the term of Mr. Jean-Pierre Noblanc.

(3) Appointed in 2004 to complete the term of Mr. Rémy Dullieux.

Following the appointment of two new members of our Supervisory Board at our annual general meeting of shareholders held in Amsterdam on March 18, 2005, and a Supervisory Board meeting held after the annual general meeting, our Supervisory Board currently has the following nine members:

Name[2]	Position	Year Appointed[1]	Term Expires	Age
Gérald Arbola	Chairman	2004	2008	56
Bruno Steve	Vice Chairman	1989	2008	63
Matteo del Fante	Member	2005	2008	37
Tom de Waard	Member	1998	2008	58
Douglas Dunn	Member	2001	2006	60
Francis Gavois	Member	1998	2006	69
Didier Lombard	Member	2004	2008	63
Antonino Turicchi	Member	2005	2008	40
Robert M. White	Member	1996	2006	66

(1) As a member of the Supervisory Board.

(2) Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the annual general meeting on March 18, 2005.

Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once a quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm. As part of those duties, Supervisory Board members performed a self-evaluation, and evaluated the Managing Board.

There is no mandatory retirement age for members of our Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by the annual general meeting of shareholders. The Supervisory Board may make a proposal to the annual general meeting of shareholders for the suspension or dismissal of one or more of its members. The members of the Supervisory Board may receive compensation if authorized by the annual general meeting of shareholders. The mandates of all of our Supervisory Board members during 2004 expired at our annual meeting of shareholders on March 18, 2005. Following the annual general meeting of shareholders, Messrs. Dunn, Gavois and White have mandates which will expire at our annual general meeting of shareholders in 2006. Messrs. Steve, Arbola, del Fante, de Waard, Lombard and Turicchi all have mandates which will expire at our annual general meeting of shareholders in 2008. Each member of the Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiry of such member's term of office.

Biographies

Gérald Arbola was appointed to the Supervisory Board at the 2004 annual general meeting ("AGM") and was reelected at the 2005 AGM for an additional three-year mandate. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Compensation Commmittee and of our Strategic Committee, and served on our Nominating and Corporate Governance Committee. Mr. Arbola has served as Chief Financial Officer and member of the Executive Board of Areva since July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP, Areva T&D Holdings and Chairman of Areva Finance Gestion S.A. and Cogerap. Mr. Arbola is a graduate of the Institut d'Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Supervisory Board of ST Holding and a Chairman of the Board of Directors of FT1CI.

Bruno Steve has been a member of our Supervisory Board since 1989 and was appointed Vice Chairman of our Supervisory Board on March 18, 2005, and previously served as Chairman of our Supervisory Board from March 27, 2002 through March 18, 2005, from July 1990 through March 1993, and from June 1996 until May 1999. He also served as Vice Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. Mr. Steve serves on our Compensation Committee and previously served on our Nominating and Corporate Governance and Strategic Committee. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. ("I.R.I".), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002 and Chairman from March 2002 to May 2003 of the Supervisory Board of ST Holding and member until his resignation on April 21, 2004.

Matteo del Fante was appointed to the Supervisory Board at our annual general meeting of shareholders held on March 18, 2005. Mr. del Fante was recently appointed as non-voting observer on our Audit Committee. Mr. del Fante has been the Chief Financial Officer of Cassa Depositi e Prestiti S.p.A. ("CDP") in Rome since the end of 2003. Prior to joining CDP, Mr. del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. del Fante worked with large European clients on strategic and financial operations. Mr. del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, and followed graduate specialization courses at New York University's Stern Business School. Mr. del Fante is the Vice Chairman of the Supervisory Board of ST Holding, our largest shareholder.

Tom de Waard has been a member of the Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004, and he also serves on our Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and has been the Managing Partner of Clifford Chance Amsterdam office since May 1, 2002. As of January 1, 2005, he was elected to the Management Committee of Clifford Chance, where he represents Continental Europe. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BESI N.V. and of its audit and nominating committees. He is also chairman of BESI's compensation committee.

Douglas Dunn has been a member of the Supervisory Board since 2001. He is a member of our Audit Committee. He was formerly President and Chief Executive Officer of ASM Lithography Holding N.V., an original equipment manufacturer in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn currently serves as a non-executive director on the Board of Directors of ARM plc and Sendo plc, both UK companies, and on the board of SOITEC, a French company. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors.

Riccardo Gallo was a member of the Supervisory Board from 1997 until his term expired at our annual general meeting of shareholders on March 18, 2005. He is Associate Professor of Industrial Economics at the Engineering Faculty of "La Sapienza" University in Rome. He is also a member of the Board of Directors of Comitato Sir (since 1981). From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice-Chairman of I.R.I, which was at the time the largest state-owned industrial holding. He currently serves as Chairman of IPI, the Italian Institute for Industrial Promotion.

Francis Gavois has been a member of the Supervisory Board since 1998. Mr. Gavois is currently a non-voting observer on our Audit Committee after previously having served as a voting member through March 18, 2005. Mr. Gavois is a member of the Boards of Directors and of the audit committee of Plastic Omnium and the Consortium de Réalisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Extérieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration. Mr. Gavois is also a member of the Supervisory Boards of ST Holding and FT1CI.

Didier Lombard was appointed to the Supervisory Board at the 2004 annual shareholders' meeting to fulfill the remaining term of Rémy Dullieux, who resigned. He serves on our Compensation Committee and on our Strategic Committee. Mr. Lombard was recently appointed Chairman and Chief Executive Officer of France Telecom. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom's Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom's Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also Chairman of the Board of Directors of Orange and a member of the Board of Directors of Thomson and Wanadoo, as well as a member of the Supervisory Board of ST Holding (our largest shareholder) Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of the Supervisory Board from 1994 until his term expired at our annual general meeting of shareholders on March 18, 2005. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently is Special Advisor to the President of the European Community and serves on the boards of Telecom

Italia S.p.A., Assicurazioni Generali S.p.A., N.W. Fund, E.U.P.A.C. (Capital Group) and he is a life trustee of Carnegie Mellon University and a member of the Corporation Development Committee of Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Antonino Turicchi was appointed as a member of our Supervisory Board at our annual general meeting of shareholders held on March 18, 2005. He serves on our Compensation Committee and our Strategic Committee. Mr. Turicchi earned a degree cum laude in Economics and Business from the University of Rome and, after receiving a scholarship from Istituto San Paolo di Torino, he attended the masters' program in Economics at the University of Turin in 1991 and 1992. In 1993, he was awarded a grant from the European Social Fund to attend the masters' program in International Finance and Foreign Trade. Mr. Turicchi has been Managing Director of the Cassa Depositi e Prestiti S.p.A. in Rome since June 2002. From 1994, Mr. Turicchi held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury's debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma, and from 2000 until 2003, he served on the board of EUR S.p.A.

Robert M. White has been a member of the Supervisory Board since 1996. He serves on our Strategic Committee and our Audit Committee. Mr. White is a University Professor Emeritus at Carnegie Mellon University and serves as a member of several corporate boards, including that of Silicon Graphics, Inc., as well as on its audit committee and nominating and corporate governance committee. He is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society's Pake Prize for research and technology management in 2004. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

Corporate Governance at ST

Since our formation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:

- Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of the Managing Board and Supervisory Board are appointed and dismissed by our shareholders.

- Our early adoption of policies on important issues such as "business ethics" and "conflicts of interest" and our strict policies, implemented since our 1994 initial public offering, to comply with our regulatory requirements concerning financial reporting, insider trading and public disclosures.

- Our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

- Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

As a Dutch company, we became subject to the Dutch Corporate Governance Code (the "Code") effective January 1, 2004. As we are listed on the New York Stock Exchange, Euronext Paris and the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch "Best Practice" recommendations contained in the Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. Our Charter was discussed with and approved by our shareholders at our 2004 AGM. The ST Corporate Governance Charter will be updated and expanded whenever necessary or advisable. We are committed to inform our shareholders of any significant changes in our corporate governance policies and practices at our annual general meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.

The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST's stakeholders and of ST's business, and, however originally selected, act independently in their supervision of ST's management. The Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the New York Stock Exchange.

We have been informed that our principal direct and indirect shareholders, Areva, Finmeccanica, and France Telecom, FT1CI, and ST Holding and ST Holding II, signed a new shareholders' agreement in March 2004, to which we are not a party (the "STH Shareholders' Agreement"). We have been informed that Cassa Depositi e Prestiti S.p.A. ("CDP") joined this agreement at the end of 2004. Under the agreement, Finmeccanica (and CDP) and FT1CI have provided for their right, subject to certain conditions, to insert on a list prepared for proposal by ST Holding II to our general meeting of shareholders certain members for appointment to our Supervisory Board. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, which are described in "Item 7. Major Shareholders and Related-Party Transactions". See also "Item 3. Key Information—Risk Factors—The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors' interests".

Our Supervisory Board held several meetings in 2003 and 2004 to discuss the new Dutch corporate governance code, the implementing rules and corporate governance standards of the U.S. Securities and Exchange Commission and of the New York Stock Exchange. It created an Ad Hoc Committee composed of Messrs. de Waard (Chairman), Steve and Gavois. The committee considered our independence criteria, Corporate Governance Charter and Supervisory Board Charter. Based on the work of the Ad Hoc Committee, our Supervisory Board also considered, with respect to such matters, our unique history as a European company incorporated in the Netherlands following the combination of the Italian and French semiconductor businesses and our current shareholding structure, with approximately 70% of our shares held by the public and approximately 30% indirectly held by French and Italian state-controlled companies.

Based on all these factors, the Supervisory Board established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A "material relationship" can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted the specific bars to independence established by the New York Stock Exchange. On that basis, the Supervisory Board concluded in March 2005, in its business judgment, that all members qualified as independent based on the criteria set forth above. In March 2004, our Supervisory Board made this same affirmative determination with respect to the independence of its members, with the exception of Mr. Dunn, because of his former position as CEO of ASML, a company from which we purchased semiconductor equipment for approximately $63 million in 2003 and $105 million in 2004, representing approximately 3.7% and 3.2% of its net revenues, respectively. Mr. Dunn stepped down as CEO of ASML in October of 2004 and has not been employed by ASML in 2005.

Finally, in 2004, the Supervisory Board evaluated itself in the context of determining the amount of compensation and the future composition to be proposed to the annual general meeting of shareholders, as well as the sole member of the Managing Board. The Supervisory Board presented its report on its activities in 2004, as well as those of its committees, to the annual general meeting of shareholders on March 18, 2005.

During 2004 and the first part of 2005, our Nominating and Corporate Governance Committee reviewed the structure and composition of the Supervisory Board in view of the expiration of the terms of all prior members at the annual general meeting of shareholders held on March 18, 2005. (the "2005 AGM"). To ensure continuity in the current management transition, the Nominating and Corporate Governance Committee recommended that the Supervisory Board propose to the shareholders to ensure continuity in the current management transition that Messrs. Arbola, de Waard, Lombard and Steve be appointed for an additional three-year term until the annual general meeting to be held in 2008, and that Messrs. Dunn, Gavois and White be appointed for an additional one-year term, until the annual general meeting to be held in 2006, allowing the Supervisory Board the opportunity to consider renewals or new appointments in the coming years. The Nominating and Corporate Governance Committee also received, reviewed and approved the proposal of Cassa Depositi e Prestiti S.p.A. to nominate, pursuant to its rights under shareholding agreements with ST Holding, our largest shareholder, Messrs. Antonino Turicchi and Matteo del Fante, the current Managing Director and Chief Financial Officer of CDP, respectively, to replace two outgoing members of the Supervisory Board, for a three-year term until the annual general meeting to be held in 2008. The Nominating and Corporate Governance Committee also found that the two proposed members were independent of our management and complied with the Supervisory Board's criteria for independence. Our current Supervisory Board was appointed at the 2005 AGM.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Two of our Supervisory Board members with affiliations to our largest shareholder, ST Holding, and its French and Italian state-controlled shareholders, are non-voting observers on our Audit Committee. Because we are a Dutch company, our Audit Committee is an advisory committee, and reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a Charter outlining its duties and responsibilities with respect to our monitoring our accounting, auditing, financial reporting and appointment, retention and oversight of our external auditors. Our Audit Committee will establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting or auditing matters by July 31, 2005. Within thirty days thereafter, one of our executive officers will be required to provide a written affirmation of our compliance with NYSE standards as applicable to non-U.S. companies like ST.

Supervisory Board Committees

Membership and Attendance. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2004 was as follows:

Number of meetings attended in 2004[1]	Full Board	Audit Committee	Compensation Committee	Strategic Committee
Bruno Steve	9	—	4	5
Gérald Arbola[2]	7	—	1	2
Tom de Waard	10	12	4	—
Douglas Dunn	7	9	—	—
Riccardo Gallo	10	8	—	—
Francis Gavois	10	11	—	—
Didier Lombard[2]	6	—	—	2
Alessandro Ovi	10	—	—	5
Robert M. White	10	12	—	5

(1) Includes meetings attended by way of conference call.

(2) Appointed as of April 23, 2004.

Audit Committee. The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors' recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met twelve times during 2004. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview ST's CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed actions required by the new New York Stock Exchange's final and amended corporate governance rules and the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal controls over financial reporting and reviewed management's conclusions as to the effectiveness of internal controls. The Audit Committee also reviewed and approved our internal audit plan for 2005. In advance of its review of our draft annual Consolidated Financial Statements for the year ended December 31, 2004, the Audit Committee reviewed our external auditors' statement of independence with them. The Audit Committee approved the compensation of our external auditors and also approved the scope of their audit, audit-related and non-audit-related services, held separate meetings with the external auditors and discussed ST's critical accounting policies with our external auditors, outside the presence of our management.

At the end of each quarter, prior to each Supervisory Board meeting to approve our results and quarterly earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly "Operating and Financial Review and Prospects" and interim consolidated financial statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).

The Audit Committee also monitored our compliance with the European Directive that requires us to prepare a set of accounts pursuant to international financial reporting standards ("IFRS") in the timeframe required. See "Item 8. Financial Information—Reporting Obligations in International Financial Reporting Standards ("IFRS")".

The Audit Committee also proceeded with its annual review of our internal audit, as well as the scope, planning and costs of our external audit activities. In addition, and after a competitive bidding process and careful examination of the various proposals (including interviews of three audit firm candidates), the Audit Committee recommended to the Supervisory Board that PricewaterhouseCoopers N.V. be proposed to the 2005 annual general meeting for re-appointment as our external auditors for a new three-year term.

The Audit Committee reviewed its Charter with the assistance of ST's outside U.S. counsel, completed a self-evaluation and reported regularly to the Supervisory Board. The Audit Committee Charter is posted on ST's website.

The Audit Committee also determined that three members of the Audit Committee qualified as "audit committee financial experts" and that all of its members are financially literate. The Audit Committee's conclusions on such matters were reported to the Supervisory Board, which adopted them.

Finally, members attended an executive education program at Harvard Business School specifically designed to improve their skills in executing their duties and responsibilities on the Audit Committee of ST.

Our Audit Committee meets at least five times annually, or more frequently as circumstances dictate. Through March 18, 2005, our Audit Committee was chaired by Mr. de Waard and was also comprised of Messrs. Dunn, Gallo, Gavois and White. On March 18, 2005, our new Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Dunn and White as members. Messrs. del Fante and Gavois were appointed non-voting observers to the Audit Committee in view of their affiliation with ST Holding, our 30.8% shareholder.

Compensation Committee. Our Compensation Committee proposes to the Supervisory Board the compensation for our President and Chief Executive Officer, the sole member of our Managing Board. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers. The Compensation Committee met four times in 2004, including one meeting outside the presence of management and the CEO. Among its main activities, the Compensation Committee reviewed and approved the Managing Board compensation policy for the year 2004 and proposed to the Supervisory Board the CEO's total compensation package, which approved it. The Compensation Committee also reviewed the CEO's 2004 performance in light of objectives and bonus eligibility criteria and proposed adoption of the CEO's bonus to the Supervisory Board. Finally, the Compensation Committee also made a recommendation regarding the number of stock options to be granted to the CEO.

The Compensation Committee approved the proposed 2004 allocation of stock options to our executive officers and key employees pursuant to our 2001 Stock Option Plan described below, based on the NYSE closing price of ST shares two days after the 2004 AGM.

The Compensation Committee also reviewed and approved a proposal by the Managing Board to amend the existing 2001 Stock Option Plan for senior executives and key employees of the Company to provide for the grant of restricted shares instead of stock options to senior executives and certain key employees, subject to more restricted performance criteria to be fixed by the Supervisory Board and made public. The Compensation Committee reviewed the status of past grants, which were no longer functioning as a retention tool, and approved amendments with the objective of better incentivizing our senior executives and key employees. See "—Stock Option Plans—Employee and Managing Board Stock Option Plans—2001 Plan (Employees)".

The Compensation Committee reviewed the compensation policy for our senior executive officers as well as the Executive Incentive Program for all of our executives. In addition, the Compensation Committee recommended to our Supervisory Board the grant of stock-based compensation to our new CEO for services to be rendered in 2005, tied to our performance in 2005, according to quantifiable criteria to be fixed by the Supervisory Board.

The Compensation Committee reviewed an expert report regarding the compensation of the Supervisory Board members and made proposals for the 2005 compensation structure. The 2002 Stock Option Plan for Supervisory Board members and professionals expired at the AGM held on March 18, 2005. The Compensation Committee recommended the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. See "—Stock Option Plans—Supervisory Board Stock Option Plans—2005 Stock-based Compensation Plan for members and professionals of the Supervisory Board".

Through March 18, 2005, our Compensation Committee was comprised of Messrs Steve (Chairman), Arbola (Vice Chairman) and de Waard.

Strategic Committee. Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of strategic transactions.

The Strategic Committee met five times in 2004, in the presence of the CEO, the Director of Strategic Planning and the CFO. Messrs. Arbola and Lombard were newly appointed to the Committee in 2004. Among its main activities, the Strategic Committee reviews our long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, which included the increasing costs of research and development and of capital investments in advanced production technologies.

The Strategic Committee was fully briefed on the main terms of a joint-venture in China with Hynix, in the memory field, including clarification on the level of saturation of the new fab production capacity and the relevant timeframe and expected figures on the goods manufactured under the joint venture. The Committee then submitted a favorable recommendation to the Supervisory Board to enter into the joint venture.

Through March 18, 2005, our Strategic Committee was comprised of Messrs. Steve (Chairman), Arbola, Lombard, Ovi and White. On March 18, 2005, our Supervisory Board appointed Mr. Arbola as Chairman, Mr. Steve as Vice Chairman, and Messrs. Turicchi, Lombard and de Waard as members.

Nominating and Corporate Governance Committee. The Supervisory Board met after the April 23, 2004 annual general meeting of shareholders to resolve upon the Charter and composition of the new Nominating and Corporate Governance Committee. The Charter of the Committee was posted on our website thereafter. On December 8, 2004, the Supervisory Board appointed Messrs. Steve, Arbola and de Waard to the Nominating and Corporate Governance Committee, with Mr. De Waard serving as the Chairman. Since its creation, our Nominating and Corporate Governance Committee has been devoted to evaluating the structure and composition of our Supervisory Board in view of the expiration of the terms of all prior members at the annual general meeting of shareholders held on March 18, 2005. Our new Supervisory Board has not yet appointed members to the new Nominating and Corporate Governance Committee.

Secretariat and Controllers. Our Supervisory Board appoints and dismisses a Secretary and Assistant Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board, who is appointed and dismissed by the Supervisory Board. The Secretary, Assistant Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is to organize meetings, censure continuing education and training of the Supervisory Board members, record-keeping, and similar functions. Through March 18, 2005, the Secretary was Mr. Bertrand Loubert, the Assistant Secretary was Mr. Luciano Acciari, and the Executive Secretary was Mr. Pierre Ollivier, who is also our General Counsel. Mr. Willem Steenstra Toussaint also supports the activities of the Secretariat. Mr. Acciari and Mr. Loubert currently serve as Secretary and Vice Secretary for the Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board, respectively, while Mr. Steenstra Toussaint serves as Secretary of the Audit Committee. Mr. Ollivier continues to serve as Executive Secretary of our Supervisory Board.

Our Supervisory Board appoints and dismisses two financial experts ("Controllers"). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. Through our 2005 AGM, the Controllers were Messrs. Christophe Duval and Bruno Piano. Following our 2005 AGM, the current Controllers are Messrs. Christophe Duval and Andrea Novelli.

The STH Shareholders' Agreement among our principal direct and indirect shareholders contains provisions with respect to the appointment of the Secretary, Assistant Secretary and Controllers, which are described in "Item 7. Major Shareholders and Related-Party Transactions".

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. From our creation in 1987 through our annual general meeting of shareholders on March 18, 2005 (the "2005 AGM"), Mr. Pasquale Pistorio was our President and Chief Executive Officer and served as the sole member of the Managing Board. Upon Mr. Pistorio's recommendation, our Supervisory Board proposed, and our 2005 AGM approved, the appointment of Mr. Carlo Bozotti as sole member of the Managing Board with the function of President and Chief Executive Officer for a three-year term to expire at the end of our 2008 AGM. The 2005 AGM was also informed of the appointment, upon the proposal of Mr. Carlo Bozotti, and with the endorsement of the Supervisory Board, of Mr. Alain Dutheil as Chief Operating Officer, reporting to Mr. Bozotti. In recognition of Mr. Pistorio's role in steering ST since its creation in 1987 to become one of the leaders in the semiconductor industry, our Supervisory Board approved the decision taken by the new sole member of our Managing Board to appoint Mr. Pistorio as non-executive Honorary Chairman of the Company. In that position, Mr. Pistorio will act as "Ambassador" of ST while continuing to make available to us, as appropriate, his wealth of experience and insight into the semiconductor, electronics, and industrial worlds.

The Managing Board consists of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three-year terms as defined in our Articles of Association upon a non-binding proposal by the Supervisory Board at the general meeting of shareholders by a simple majority of the votes cast at a meeting where at least 15% of the outstanding share capital is present or represented. If the Managing Board consists of more than one member, our Supervisory Board appoints one of the members of the Managing Board to be chairman of the Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Managing Board require the approval of a majority of its members. Since its creation, our Managing Board has always been comprised of a sole member.

The general meeting of shareholders may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by the Supervisory Board. In that case, a resolution to dismiss or to suspend a member of the Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our outstanding share capital is present or represented. The Supervisory Board may suspend members of the Managing Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Managing Board, be temporarily responsible for our management.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. The Managing Board must seek prior approval from the general meeting of shareholders for decisions regarding a significant change in the identity or nature of the Company. Under the Articles of Association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at the general meeting of shareholders; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under the Articles of Association, the Supervisory Board and our general meeting of shareholders may specify by resolution certain additional actions by the Managing Board that require its prior approval.

Following the adoption of such a resolution by our Supervisory Board in 1995, the following decisions by our Managing Board with regards to ST and any of our direct or indirect subsidiaries require prior approval from our Supervisory Board: (i) any modification of our Articles of Association; (ii) any change in our authorized share capital, issue, acquisition or disposal of our own shares, change in any shareholder rights or issue of any instruments granting an interest in our capital or profits; (iii) any liquidation or disposal of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian shareholders outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and (b) strategic long-term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and (xi) approval of the quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Managing Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of our French and Italian subsidiaries; and (ii) the nomination of our statutory management, administration and control bodies and each of our other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees' appointments.

During a meeting held on September 23, 2000, the Supervisory Board authorized the Managing Board to proceed with acquisitions without prior consent of the Supervisory Board subject to a maximum amount of $25 million per transaction, provided the Managing Board keeps the Supervisory Board informed of progress regarding such transactions and gives a full report once the transaction is completed. See "Item 4. Information on the Company".

Finally, the Managing Board presented its report on its activities in 2004, including certain matters required by Dutch law, to the annual general meeting of shareholders on March 18, 2005, a copy of which is available on our website.

Executive Officers

Our executive officers support the Managing Board in its management of us, without prejudice to the Managing Board's ultimate responsibility. Our executive officers during fiscal year 2004 were:

Name	Position	Years with Company[1]	Years in Semi-conductor Industry	Age
Pasquale Pistorio	President and Chief Executive Officer	25	42	69
Georges Auguste	Corporate Vice President, Total Quality and Environmental Management	18	31	55
Laurent Bosson	Corporate Vice President, Front-end Manufacturing	22	22	62
Carlo Bozotti	Corporate Vice President, Memory Products Group	28	28	52
Salvatore Castorina	Corporate Vice President, Discrete and Standard ICs Group	24	40	68
Andrea Cuomo	Corporate Vice President, Advanced System Technology Group	22	22	50
Alain Dutheil	Corporate Vice President, Strategic Planning and Human Resources	22	35	60
Carlo Ferro	Corporate Vice President, Chief Financial Officer	5	5	44
Philippe Geyres	Corporate Vice President, Consumer and Microcontroller Groups	21	28	52
Otto Kosgalwies[2]	Corporate Vice President, Infrastructure and Services	21	21	49
Jean-Claude Marquet	Corporate Vice President, Asia/Pacific Region	19	38	63
Joël Monnier	Corporate Vice President, Central Research and Development	22	31	59
Piero Mosconi	Corporate Vice President, Treasurer	41	41	65
Tetsuo Onikura[3]	Corporate Vice President, Japan Region	2	34	57
Carlo Ottaviani	Corporate Vice President, Communications	40	40	61
Carmelo Papa	Corporate Vice President, Emerging Markets	22	22	55
Richard Pieranunzi	Corporate Vice President, Americas Region	24	39	65
Aldo Romano	Corporate Vice President, Telecommunications, Peripherals and Automotive Groups	40	40	64
Giordano Seragnoli	Corporate Vice President, Back-end Manufacturing and Subsystems Products Group	40	42	68
Keizo Shibata[4]	Corporate Vice President, Japan Region	13	40	68
Enrico Villa	Corporate Vice President, European Region	38	38	63

(1) Including years with Thomson Semiconducteurs or SGS Microelettronica.

(2) Appointment effective November 2004.

(3) Since April 2004.

(4) Until April 2004.

Since the end of the 2004 fiscal year, Messrs. Castorina, Monnier and Romano have retired. Mr. Pistorio's mandate as our President and Chief Executive Officer and sole member of our Managing Board expired at our 2005 AGM. Mr. Pistorio has been appointed to the non-executive position of Honorary Chairman.

Our new President and Chief Executive Officer and sole member of our Managing Board, Mr. Carlo Bozotti, has appointed Mr. Alain Dutheil as Chief Operating Officer, and has put in place a new organization structure, including a Corporate Executive Committee, comprised of five Executive Vice Presidents, the CEO and the COO. The Executive Vice Presidents represent all the functions of the organization: the product groups, sales and marketing (including regions), the manufacturing and technology research and development activities and the central functions. The role of the Executive Committee is to set corporate policy, coordinate strategies of ST's various functions representing its constituents, and drive major cross functional programs. The Executive Committee, chaired by Mr. Bozotti, or by Mr. Dutheil in Mr. Bozotti's absence, will meet frequently (several times per quarter), while the executive staff meetings will be held on a quarterly basis with the attendance of all corporate vice presidents. Under our new organizational structure, product groups and staff functions report directly to Mr. Bozotti, while our sales, marketing, manufacturing and technology R&D functions report to our COO. The current members of our Executive Committee and Executive Staff are as follows:

Name	Position	Years with Company[1]	Years in Semi-conductor Industry	Age
Executive Committee				
Carlo Bozotti................	President and Chief Executive Officer	28	28	52
Alain Dutheil	Chief Operating Officer	22	35	59
Laurent Bosson	Executive Vice President, Front-end Technology and Manufacturing	22	22	62
Andrea Cuomo.............	Executive Vice President, Advanced System Technology and Chief Strategic Officer (and for other staff functions)	22	22	50
Carlo Ferro...................	Executive Vice President, Chief Financial Officer (and for Infrastructure and Services organization)	5	5	44
Philippe Geyres............	Executive Vice President, Home, Personal and Communication Sector (and for the other product groups)	21	28	52
Enrico Villa..................	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	38	38	63
Executive Staff				
Georges Auguste..........	Corporate Vice President, Total Quality and Environmental Management	18	31	55
Gian Luca Bertino	Corporate Vice President, Computer Peripherals Group	8	19	45
Patrice Chastagner	Corporate Vice President, Human Resources	19	19	57
Ugo Carena	Corporate Vice President, Automotive Products Group	8	27	61
François Guibert	Corporate Vice President, Emerging Markets Region	24	27	51
Otto Kosgalwies...........	Corporate Vice President, Infrastructure and Services	21	21	49
Mario Licciardello	Corporate Vice President, Memory Products Group	40	40	63
Jean-Claude Marquet ...	Corporate Vice President, Asia/Pacific Region	19	38	63
Piero Mosconi..............	Corporate Vice President, Treasurer	41	41	65
Tetsuo Onikura	Corporate Vice President, Japan Region	2	34	57
Carlo Ottaviani.............	Corporate Vice President, Communications	40	40	61
Carmelo Papa...............	Corporate Vice President, Microcontroller, Linear and Discrete Group	22	22	55
Richard Pieranunzi.......	Corporate Vice President, Americas Region	24	39	65
Giordano Seragnoli......	Corporate Vice President, Back-end Manufacturing and Subsystems Products Group	40	42	68

Biographies

Pasquale Pistorio has more than 41 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola Inc. products. Mr. Pistorio joined Motorola Inc. in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became our President and Chief Executive Officer upon our formation in 1987, a position which he held until March 18, 2005. In 2004, Mr. Pistorio also served on the board of directors of MEDEA+. Mr. Pistorio recently accepted to serve as an independent director of Telecom Italia S.p.A. as of May 2004 and on the board of Fiat S.p.A. as of December 2004. Mr. Pistorio has recently been appointed by the Supervisory Board to the non-executive position of Honorary Chairman of the Company.

Carlo Bozotti is our new President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti chairs our newly created Executive Committee. Prior to taking on this new role at the 2005 AGM, Mr. Bozotti served as Corporate Vice President, Memory Products since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice President, Memory Products from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998.

Alain Dutheil was recently appointed to the newly created position of Chief Operating Officer in 2004, with the endorsement of the Supervisory Board. He also serves on our new Corporate Executive Committee. He served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992 to 2005, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d'Ingénieurs de Marseille ("ESIM"), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconducteurs in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005.

Laurent Bosson is currently Executive Vice President of Front-End Technology and Manufacturing. He is also a member of our Corporate Executive Committee. He served as Corporate Vice President, Front-end Manufacturing and VLSI Fabs from 1989 to 2004 and from 1992 to 1996 he was given additional responsibility as President and Chief Executive Officer of our operations in the Americas. Mr. Bosson remains Chairman of the Board of STMicroelectronics Inc., our affiliate in the United States. Mr. Bosson received a masters' degree in Chemistry from the University of Dijon in 1969. He joined Thomson-CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alençon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS Microelettronica as General Manager of the Rennes, France manufacturing facility.

Andrea Cuomo is currently Executive Vice President for the Advanced System Technology Group and Chief Strategy Officer. Mr. Cuomo is also a member of our Corporate Executive Committee. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Marketing Manager in the automotive, computer and industrial product segment. In 1989, Andrea Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President responsible for Marketing and Strategic Accounts within the Headquarters Region. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology. In 2004, he was given the additional responsibility of serving as our Director of Strategic Planning and was promoted to Executive Vice President.

Carlo Ferro is Executive Vice President and Chief Financial Officer. He is also a member of our Executive Committee. Mr. Ferro has served as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"), and Finmeccanica S.p.A. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003.

Philippe Geyres is currently Executive Vice President for our Home, Personal and Communication Sector. He also serves on our Executive Committee. He served as Corporate Vice President and General Manager of our former Consumer and Microcontroller Group (formerly Programmable Products Group) from 1990 until 2004. Mr. Geyres graduated from the École Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became our Corporate Vice President, Strategic Planning until 1990.

Enrico Villa is currently Executive Vice President, Europe Region. He also serves on our Executive Committee, representing the sales and marketing functions. He was appointed Corporate Vice President, Europe Region on January 1, 2000, after having served as Corporate Vice President, Region 5 (now Emerging Markets) from January 1998 through 2000. Mr. Villa has served in various capacities within our management since 1967 after obtaining a degree in Business Administration from the University of Milan and has 38 years of experience in the semiconductor industry. He is currently President of the European Electronics Components Association ("EECA") as well as Chairman for Europe at the Joint Steering Committee of the World Semiconductor Council.

Georges Auguste has served as Corporate Vice President, Total Quality and Environmental Management since 1999. Mr. Auguste received a degree in Engineering from the Ecole Supérieure d'Electricité ("SUPELEC") in 1974 and a diploma in Business Administration from Caen University in 1976. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997, he headed our operations in Morocco, and from 1997 to 1999, Mr. Auguste served as Director of Total Quality and Environmental Management.

Gian Luca Bertino was born in Ivrea, near Turin, Italy, on February 16, 1960. He graduated in 1985 in Electronic Engineering from the Polytechnic of Turin. From 1986 to 1997 he held several positions within the Research and Development organization of Olivetti's semiconductor group before joining ST in 1997. He was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups, until he was recently appointed Corporate Vice President, Computer Peripherals Group.

Ugo Carena was born in Ivrea, near Turin, Italy, on January 21, 1944. He graduated in Mechanical Engineering from the Polytechnic of Turin in 1970. His semiconductor career began in 1977 within Olivetti's semiconductor group. He joined ST in 1997 and he held the position of Telecommunications, Peripherals and Automotive (TPA) Groups Vice President, General Manager Computer Peripherals and Industrial Group, until he was named Corporate Vice President, Automotive Products Group this year.

Salvatore Castorina had served as Corporate Vice President, Discrete and Standard ICs Group since 1989 before retiring in 2005. Mr. Castorina received his engineering degree in Electronics from the Polytechnical University of Turin and began his career as a teacher of electrical and electronic technologies prior to joining Thomson-CSF in Milan in 1965. In 1967, he joined Motorola Semiconductors and held various positions in sales and marketing. In 1981, Mr. Castorina joined us as General Manager of Discrete and Standard Logic in Catania and became the General Manager of our Discrete and Standard ICs Group in 1989.

Patrice Chastagner has been with the Company since our formation in 1987 and has extensive experience as Grenoble Site Director (since 1988), guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunications, Peripherals and Automotive (TPA) Groups, the largest of our product groups, he was also TQM Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France. Upon his promotion to Corporate Vice President, Human Resources this year, he took the leadership of a group with about 50,000 people. Mr. Chastagner is a graduate of the HEC business school in France.

François Guibert was born in Beziers, France in 1953 and graduated from the Ecole Superieure d'Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semicustom Business for Asia/Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. This year, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region.

Otto Kosgalwies was appointed Corporate Vice President, Infrastructure and Services in November 2004, with responsibility for all of our corporate activities related to Information Technology, Logistics, and Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. Mr. Kosgalwies has been with us since 1984 after graduating with a degree in Economics from Munich University. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users.

Mario Licciardello was born in Catania, Italy, on January 28, 1942. He graduated in Physics from the University of Catania in 1964. Mr. Licciardello has spent his entire career within companies that have evolved into the current STMicroelectronics. In 1965 he joined ATES, a predecessor of ST, initially in process development, then in strategic planning, after one year spent at the Catania University engaged in various research programs. In 1970, he joined the MOS field where he spent a large part of his professional career in various positions ranging from Operations Manager to Business Unit Manager contributing to the success in the market of several product lines. From 1986 to 1990 he covered the role of Director of Marketing and Business Management for the Semicustom Product Division (named IST). The position included the worldwide responsibility for the external design centers network. From 1990 to 1993, as Director of Corporate Strategic Planning with the relevant Corporate Central Organization, his responsibility ranged from Capital Investment Control to shareholder relations. He moved to the Memory Products Group (MPG) in 1993 and in 2003 was promoted from General Manager of our Flash Memories Division to Deputy General Manager of MPG. He was recently named Corporate Vice President, Memory Products Group.

Jean-Claude Marquet has served as Corporate Vice President, Asia/Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from ESIEE Paris, Mr. Marquet began his career in the French National Research Organization and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson Components' French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia/Pacific and Director of Sales and Marketing for the region.

Joël Monnier served as Corporate Vice President, Director of Central Research and Development since 1989 before leaving the Company to pursue personal objectives in 2005. After graduating in Electrical Engineering from the Institut National Polytechnique of Grenoble, Ecole Nationale Supérieure de Radio Electricité, Mr. Monnier obtained a doctoral degree in Microelectronics at LETI/CENG. He began his career in the semiconductor industry in 1968 as a researcher with CENG, and subsequently joined the research and development laboratories of Texas Instruments in Villeneuve Loubet, France and Houston, Texas, eventually becoming Engineering Manager and Operations Manager at Texas Instruments. Mr. Monnier joined Thomson-CSF in 1983 as head of the research and manufacturing unit of Thomson Semiconducteurs. In 1987, he was appointed Vice President and Corporate Director of Manufacturing, a position which he occupied until 1989.

Piero Mosconi has served as Corporate Vice President, Treasurer since 1987. After graduating in Accounting from Monza in 1960, Mr. Mosconi joined the faculty of Economy at the University of Milan. Mr. Mosconi worked in different departments (foreign trade-stock market) with one of the major Italian banks before joining the Foreign Subsidiaries Department at SGS Microelettronica in 1964 and becoming Corporate Director of Finance in 1980.

Tetsuo Onikura joined STMicroelectronics in November 2002 as Vice President of Sales for the Japan region and was promoted to Corporate Vice President, Japan Region in April 2004. After graduating as an electronics engineer specializing in semiconductor physics from the Yokohama National University in 1970, he joined NEC Corporation and worked first as a design engineer. He then held various management positions in sales and marketing and was appointed General Manager of the Marketing Division within NEC's Semiconductor Group in 2001. With 33 years experience in the semiconductor industry, Mr. Onikura also served as Chairman of World Semiconductor Trade Statistics-Japan ("WSTS-Japan") from 1986 to 1988, and as Vice Chairman of WSTS worldwide from 1988 to 1989.

Carlo Emanuele Ottaviani was named Corporate Vice President, Communications in March 2003. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. He later had responsibility for the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was also appointed President of STMicroelectronics Foundation.

Carmelo Papa served as Corporate Vice President, Emerging Markets since January 2000, and was recently named Corporate Vice President, Microcontroller, Linear and Discrete Group. He received his degree in Nuclear Physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In July 2001, Mr. Papa took on additional worldwide responsibility for ST's Electronic Manufacturing Service to drive forward this new important channel of business. Since 2003, he has also been in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas.

Richard Pieranunzi has served as Corporate Vice President, Americas Region and President and Chief Executive Officer of STMicroelectronics, Inc. since August 1996. Mr. Pieranunzi received his BSEE from the University of Rhode Island, and started his career in process engineering. Later, he joined Motorola Inc.'s international marketing organization, including in Europe where he held management positions in sales and strategic marketing and applications. Mr. Pieranunzi joined SGS Semiconducteurs in 1981 as Marketing and Sales Manager, and upon our formation in 1987, he became Vice President Marketing and Sales for the U.S. organization. For three years, Mr. Pieranunzi headed our Corporate Strategic Marketing and Corporate Key Account programs.

Aldo Romano served as Corporate Vice President, General Manager Telecommunications, Peripherals and Automotive Group (formerly Dedicated Products Group) since 1987 before retiring in 2005. Mr. Romano was also Managing Director of our Italian subsidiary. A graduate in Electronic Engineering from the University of Padua in 1963, Mr. Romano joined SGS Microelettronica in 1965 as a designer of linear ICs, becoming head of the linear IC design laboratory in 1968 and head of Marketing and Applications in 1976. Mr. Romano became Director of the Bipolar IC Division (which has evolved into the Dedicated Products Group) in 1980.

Giordano Seragnoli has served as Corporate Vice President, Subsystems Products Group since 1987 and since 1994, as Director for Worldwide Back-end Manufacturing. After graduating in Electrical Engineering from the University of Bologna, Mr. Seragnoli joined the Thomson Group as RF Application Designer in 1962 and joined SGS Microelettronica in 1965. Thereafter, Mr. Seragnoli served in various capacities within our management, including Strategic Marketing Manager and Subsystems Division Manager, Subsystems Division Manager (Agrate), Technical Facilities Manager, Subsystems Division Manager and Back-End Manager.

As is common in the semiconductor industry, our success depends to a significant extent upon, among other factors, the continued service of our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. We do not maintain insurance with respect to the loss of any of our key personnel.

Compensation

As approved by our shareholders at the annual general meeting held on April 23, 2004, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2004 was approximately $665,500, before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors' Fees
Bruno Steve	$92,000
Gérald Arbola	68,500
Tom de Waard[1]	92,000
Douglas Dunn	64,500
Riccardo Gallo[2]	71,500
Francis Gavois	78,500
Didier Lombard	48,000
Alessandro Ovi[2]	62,000
Robert M. White	88,500
Total	$665,500

(1) Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

(2) Messrs. Gallo and Ovi were members of our Supervisory Board throughout fiscal year 2004.

The amount of compensation paid in 2004 to our executive officers and the sole member of our Managing Board as a group by us was approximately $11 million, before any withholding taxes and applicable mandatory social contributions. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the "EIP") established in 1989 that entitles selected executives and members of the Managing Board to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive or member's salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return or net assets, customer service, profit, cash flow and market share. Within such amount, the remuneration of the sole member of our Managing Board in 2004 was:

Sole member of the Managing Board	Salary	Bonus[1]	Non-cash benefits	Total
Pasquale Pistorio	$770,000	$423,500	$188,000[2]	$1,381,500

(1) The bonus paid to the sole member of our Managing Board during the 2004 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of the 2003 financial year, based on fulfillment of a number of pre-defined objectives for 2003.

(2) Including employer social contributions and miscellaneous allowances.

A bonus of $308,000, equivalent to 40% of his annual base salary, to be paid to Pasquale Pistorio in 2005 in respect of the 2004 financial year was proposed by the Compensation Committee and approved by the Supervisory Board on February 11, 2005. Such bonus was calculated pursuant to the following criteria retained by the Compensation Committee to measure the CEO's performance in 2004: (i) new products; (ii) growth of our revenues; (iii) transitional management structure; (iv) return on net assets ("RONA"); and (v) cash flow. Our annual general meeting of shareholders held on March 18, 2005 approved the compensation policy of our Managing Board, which was submitted to the SEC under Form 6-K, along with other materials related to the AGM, on February 23, 2005. In 2005, our Supervisory Board decided to grant to our former President and Chief Executive Officer a special bonus of $6 million. In addition, our Supervisory Board agreed to make a special contribution of $4 million to a non-profit charitable institution in the field of sustainable development or social responsibility, that will be presented to us by our former President and Chief Executive Officer. We will account for these amounts and any applicable charges in our income statement for the first quarter of 2005.

We did not extend any loans, overdrafts or warranties to our Supervisory Board members or to the sole member of our Managing Board. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families.

For information regarding stock options granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to "—Stock Option Plans" below.

The executive officers and the Managing Board were covered in 2004 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2004 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is estimated to have been approximately $4 million (of which $188,000 was for the sole member of our Managing Board), which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances. In 2005, our Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to our former President and Chief Executive Officer and a limited number of senior executives that have made key contributions to our success. Pursuant to this plan, we will make annual contributions of $200,000 to our former President and Chief Executive Officer and $100,000 to each other beneficiary per year. In order to meet our future payment obligations under this plan or to insure for them, we will accrue a charge of $7.5 million in the first quarter of 2005, of which $2.9 million will fund payments for our former President and Chief Executive Officer and the balance for the other senior executives that we currently expect to be designated as beneficiaries.

We do not have any service agreements with members of our Supervisory Board.

Our Supervisory Board, upon the recommendation of our Compensation Committee, has approved certain basic terms of the compensation for Mr. Carlo Bozotti, the new sole member of our Managing Board and President and Chief Executive Officer, including an aggregate salary of $700,000, a maximum potential bonus subject to the achievement of performance objectives, and the grant of up to 100,000 restricted shares subject to the achievement of performance objectives. The terms of Mr. Bozotti's employment by us will also be consistent with the "Policy for the compensation of our Managing Board" approved by our shareholders at the annual general meeting on March 18, 2005, a copy of which was submitted to the SEC on Form 6-K on February 23, 2005.

Share Ownership

None of the members of our Supervisory and Managing Boards or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Options

The following table sets forth the number of stock options granted to Supervisory Board members in each of 2004 and 2003:

	2004		2003	
	Number of options granted[4]	Grant price U.S.$	Number of options granted[4]	Grant price U.S.$
Gérald Arbola................................	12,000	22.71	—	—
Bruno Steve...................................	12,000	22.71	12,000	19.18
Tom de Waard................................	12,000	22.71	12,000	19.18
Rémy Dullieux[1][5]	—	—	12,000	19.18
Douglas Dunn................................	12,000	22.71	12,000	19.18
Riccardo Gallo[2]	12,000	22.71	12,000	19.18
Francis Gavois...............................	12,000	22.71	12,000	19.18
Didier Lombard.............................	12,000	22.71	—	—
Alessandro Ovi[2]	12,000	22.71	12,000	19.18
Robert M. White	12,000	22.71	12,000	19.18
Jean-Pierre Noblanc[3]..................	—	—	12,000	19.18

(1) Options waived.

(2) Supervisory Board member during fiscal year 2004.

(3) Supervisory Board member deceased during fiscal year 2003.

(4) Pursuant to the 2002 Supervisory Board Stock Option Plan described below.

(5) Retired in March 2004.

Between January 1, 2004 and January 1, 2005, an aggregate amount of 81,000 stock options were exercised by the Supervisory Board members.

In 2004, Mr. Pasquale Pistorio, the sole member of our Managing Board, President and Chief Executive Officer, was granted 400,000 options at a grant price of $22.71, pursuant to the 2001 Stock Option Plan described below. In addition, in respect of grants prior to 2004, Mr. Pasquale Pistorio, who was the sole member of our Managing Board, holds options to acquire 1,560,000 common shares with exercise prices varying from $19.18 per share to $62.01 per share. In 2004, the sole member of our Managing Board, President and Chief Executive Officer did not exercise any options.

Excluding the former sole member of our Managing Board, in 2004, we granted options to acquire 590,000 of our shares with an exercise price of $22.71 to our top ten executive officers (in terms of stock option grants). None of these options have been exercised to date. In 2003, pursuant to the 2001 Stock Option Plan, we granted options to acquire 590,000 common shares at a grant price of $19.18 to our top ten executive officers. As of December 31, 2004, the total amount of options held by these top ten executive officers was 4,390,480.

The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and all our employees are subject to an internal policy which involves, *inter alia*, certain blackout periods.

Stock Option Plans

The following description of our stock option plans has been adjusted for the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of December 31, 2004 give the right to acquire 64,661,707 common shares by our employees (including executive officers) and 762,500 common shares by members and professionals (including Supervisory Board experts and controllers) of our Supervisory Board, or a total of 65,424,207 shares.

The term "options outstanding" means options existing as of December 31, 2004 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement).

Employee and Managing Board Stock Option Plans

1995 Stock Option Plan. On October 20, 1995, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 33 million common shares (the "1995 Stock Option Plan"). We granted options to acquire a total of 31,561,941 shares pursuant to the 1995 Stock Option Plan as indicated in the following table:

1995 Plan

Date of AGM					October 20, 1995					
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Special grant	Tranche 5	Special grant	Tranche 6	Special grant	Tranche 7
Date of Supervisory Board Meeting	March 1, 1996	September 12, 1997	July 28, 1998	September 16, 1999	January 24, 2000	June 16, 2000	September 18, 2000	December 11, 2000	December 18, 2000	March 1, 2001
Total Number of Shares which may be purchased	7,200,000	3,873,000	3,900,000	8,878,200	150,000	5,331,250	70,000	2,019,640	26,501	113,350
Vesting Date	March 1, 1999	September 12, 2000	July 28, 2001	September 16, 2002	January 24, 2003	June 16, 2002	September 18, 2002	December 11, 2002	December 18, 2002	March 1, 2003
Expiration Date	March 1, 2004	September 12, 2005	July 28, 2006	September 16, 2007	January 24, 2008	June 16, 2008	September 18, 2008	December 11, 2008	December 18, 2008	March 1, 2009
Exercise Price	$6.04	$14.23	$12.03	$24.88	$55.25	$62.01	$52.88	$50.69	$44.00	$31.65
Terms of Exercise	50% on March 1, 1999 / 50% on March 1, 2000	50% on September 12, 2000 / 50% on September 12, 2001	50% on July 28, 2001 / 50% on July 28, 2002	50% on September 16, 2002 / 50% on September 16, 2003	50% on January 24, 2003 / 50% on January 24, 2004	32% on June 16, 2002 / 32% on June 16, 2003 / 36% on June 16, 2004	32% on September 18, 2002 / 32% on September 18, 2003 / 36% on September 18, 2004	32% on December 11, 2002 / 32% on December 11, 2003 / 36% on December 11, 2004	32% on December 18, 2002 / 32% on December 18, 2003 / 36% on December 18, 2004	32% on March 1, 2003 / 32% March 1, 2004 / 36% on March 1, 2005
Number of Shares to be acquired with Outstanding Options as of December 31, 2004	0	2,143,231	2,697,306	8,081,760	—	4,829,755	44,475	1,688,930	22,120	81,250
Held by Managing Board/ Executive Officers	—	365,600	501,120	1,628,400	—	650,000	—	—	—	—

As of December 31, 2004 the total number of options exercised pursuant to the 1995 Stock Option Plan was 9,725,624; the number of options which can no longer be exercised, because they have been cancelled, was 2,247,490; and the number of options outstanding, which can still be exercised, was 19,588,827. These outstanding options correspond to 19,588,827 common shares which could be issued.

2001 Stock Option Plan. At the annual general meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan (in the form of five annual tranches) that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the "2001 Stock Option Plan"). The amount of options granted to the sole member of our Managing Board is determined by our Compensation Committee, upon delegation from our Supervisory Board. The amount of stock options granted to other employees and for other employees is made by Compensation Committee on delegation by Supervisory Board and following recommendation of the sole member of our Managing Board. In addition, the Supervisory Board delegated to the sole member of our Managing Board the flexibility to grant up to 500,000 options to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition. Pursuant to this authorization, as of December 31, 2004, our Supervisory Board had granted options to acquire 47,691 common shares under the 2001 Stock Option Plan as detailed in the following table:

2001 Plan (Employees)

Date of AGM

	Tranche 1	Tranche 2	Tranche 3	Tranche 4 (April 25, 2001)	Tranche 5	Tranche 6	Tranche 7
Date of the grant	April 27, 2001	September 4, 2001	November 1 2001	January 2, 2002	January 25, 2002	April 25, 2002	June 26, 2002
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	April 27, 2003	September 4, 2003	November 1, 2003	January 2, 2004	January 25, 2003	April 25, 2004	June 26, 2004
Expiration Date	April 27, 2011	September 4, 2011	November 1, 2011	January 2, 2012	January 25, 2012	April 25, 2012	June 26, 2012
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on April 27, 2003 32% on April 27, 2004 36% on April 27, 2005	32% on September 4, 2003 32% on September 4, 2004 36% on September 4, 2005	32% on November 1, 2003 32% on November 1, 2004 36% on November 1, 2005	32% on January 2, 2004 32% on January 2, 2005 36% on January 2, 2006	50% on January 25, 2003 50% on January 25, 2004	32% on April 25, 2004 32% on April 25, 2005 36% on April 25, 2006	32% on June 26, 2004 32% on June 26, 2005 36% on June 26, 2006
Number of Shares to be acquired with Outstanding Options as of December 31, 2004	8,733,364	16,000	53,924	26,992	3,241,395	9,179,701	179,006
Held by Managing Board/Executive Officers	901,000	—	—	—	325,000	931,000	—

2001 Plan (Employees)
(continued)

Date of AGM	April 25, 2001							
	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15
Date of the grant	August 1, 2002	December 17, 2002	March 14, 2003	June 3, 2003	October 24, 2003	January 2, 2004	April 26, 2004	September 1, 2004
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390
Vesting Date	August 1, 2004	December 17, 2004	March 14, 2005	June 3, 2005	October 24, 2005	January 2, 2006	April 26, 2006	September 1, 2006
Expiration Date	August 1, 2012	December 17, 2012	March 14, 2013	June 3, 2013	October 24, 2013	January 2, 2014	April 26, 2014	September 1, 2014
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08
	32% on August 1, 2004	32% on December 17, 2004	32% on March 14, 2005	32% on June 3, 2005	32% on October 24, 2005	32% on January 2, 2006	32% on April 26, 2006	32% on September 1, 2006
Terms of Exercise	32% on August 1, 2005	32% on December 17, 2005	32% on March 14, 2006	32% on June 3, 2006	32% on October 24, 2006	32% on January 2, 2007	32% on April 26, 2007	32% on September 1, 2007
	36% on August 1, 2006	36% on December 17, 2006	36% on March 14, 2007	36% on June 3, 2007	36% on October 24, 2007	36% on January 2, 2008	36% on March 14, 2008	36% on September 1, 2008
Number of Shares to be acquired with Outstanding Options as of December 31, 2004	22,100	14,400	11,091,688	276,000	132,550	70,000	11,860,370	175,390
Held by Managing Board/Executive Officers	—	—	1,230,000	—	31,000	—	1,305,000	—

To better incentivize our senior executives and key employees, our Supervisory Board proposed to our shareholders, and our shareholders recently approved, the amendment of our 2001 ESOP for senior executives and key employees of the Company to provide for the grant of up to four million restricted shares instead of stock options to senior executives and certain key employees, falling within the 15 million shares that remain to be granted under the Plan. The restricted shares will furthermore only vest upon the fulfillment of certain performance criteria to be fixed by the Supervisory Board proposed by the Compensation Committee, subject to more restricted performance criteria to be fixed by the Supervisory Board and made public. Our shareholders also approved the Supervisory Board's authority to reduce the vesting period and the term of outstanding stock options previously granted pursuant to the 2001 ESOP.

Supervisory Board Stock Option Plans

1996 Stock Option Plan for members and professionals of the Supervisory Board. In June 1996, the general meeting of shareholders approved the granting to members and professionals of the Supervisory Board of options to purchase approximately 400,500 of our common shares over a period of three years, beginning in 1996 (the "1996 Stock Option Plan"). Following this grant, certain persons have renounced the right to retain the stock options granted to them.

In accordance with the 1996 Plan, Supervisory Board members received, during their three-year tenure, options for 18,000 shares the first year and 9,000 shares the second and third years. Supervisory Board professionals received each year a number of options equal to half of the options granted to Supervisory Board members for the same year.

1999 Stock Option Plan for members and professionals of the Supervisory Board. The 1996 Plan was renewed for the first time in 1999 for a three-year period expiring on December 31, 2001 (the "1999 Stock Option Plan"), providing for the grant of at least the same number of options as were granted during the 1996-1999 period.

2002 Stock Option Plan for members and professionals of the Supervisory Board. A 2002 Plan was adopted on March 27, 2002 (the "2002 Stock Option Plan"). Pursuant to this 2002 Plan, the annual general meeting of shareholders authorized the grant of 12,000 options per year to each of the members of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and of 6,000 options per year to all of the professionals. Pursuant to the 1996, 1999, and 2002 Plans, stock options for the subscription of 1,219,500 shares were already granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board and experts and controllers under the 1996, 1999, and 2002 Stock Option Plans as shown in the table below:

2005 Stock-based Compensation Plan for members and professionals of the Supervisory Board. The 2002 Stock Option Plan for Supervisory Board members and professionals expired at the annual general meeting on March 18, 2005. Our 2005 AGM approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals instead of a stock option plan. The new 2005 Plan has the following terms and conditions:

- a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board;

- at a price per share of €1.04 per share, the nominal value of ST shares; and

- with one-third of the shares vesting after one year; the second-third vesting after two years; and the last third vesting after three years, and with each option valid from ten years after its vesting date, and otherwise issued pursuant to the same conditions as the 2002-2005 Supervisory Board plan.

1996, 1999, and 2002 Plans

(for Supervisory Board Members and Professionals)

Date of AGM	June 24, 1996			May 31, 1999			March 27, 2002		
	Tranche 1	**Tranche 2**	**Tranche 3**	**Tranche 1**	**Tranche 2**	**Tranche 3**	**Tranche 1**	**Tranche 2**	**Tranche 3**
Date of the grant	October 22, 1996	September 12, 1997	July 28, 1998	September 16, 1999	June 16, 2000	April 27, 2001	April 25, 2002	March 14, 2003	April 26, 2004
Total Number of Shares which may be purchased	198,000	99,000	103,500	207,000	103,500	112,500	132,000	132,000	132,000
Vesting Date	October 22, 1997	September 12, 1998	July 28, 1999	September 16, 2000	June 16, 2001	April 27, 2002	May 25, 2002	April 14, 2003	May 26, 2004
Expiration Date	October 22, 2004	September 12, 2005	July 28, 2006	September 16, 2007	June 16, 2008	April 27, 2011	April 25, 2012	March 14, 2013	April 26, 2014
Exercise Price	$9.00	$14.23	$12.03	$24.88	$62.01	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 month	All exercisable after 1 month	All exercisable after 1 month
Number of Shares to be acquired with Outstanding Options as of December 31, 2004	0	12,500	36,000	153,000	90,000	99,000	120,000	120,000	132,000

As of December 31, 2004 options to purchase a total of 390,500 common shares were outstanding under the 1996 and 1999 Stock Option Plans. At the same date, options to purchase 372,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.

Summary of Stock Options

The following table summarizes the number of options authorized but remaining to be granted, the number of options exercised, the number of options cancelled and the number of options outstanding as of December 31, 2004.

| | Employees | | Supervisory Board | | | |
	1995 Plan	2001 Plan	1996	1999	2002	Total
Remaining amount authorized to be granted	0	14,927,120	0	0	0	14,927,120
Amount exercised.........	9,725,624	9,650	280,000	18,000	0	10,033,274
Amount cancelled.........	2,247,490	2,609,453	72,000	63,000	24,000	5,015,943
Amount outstanding	19,588,827	45,072,880	48,500	342,000	372,000	65,424,207

We currently hold 13,400,000 treasury shares that we may grant to those employees who exercise stock options attributed to them under the 2001 Plan, and to those members and professionals of the Supervisory Board who exercise stock options attributed to them under the 2002 Plan. We also may repurchase additional common shares without additional shareholder approval for distribution to our employees pursuant to incentive plans such as the 2001 Stock Option Plan.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

| | At December 31, | | |
	2004	2003	2002
France	9,990	9,900	9,670
Italy...	10,940	10,400	10,000
Rest of Europe..	1,660	1,600	1,290
United States...	3,180	3,000	3,170
Malta and Morocco	7,200	7,000	7,150
Asia	16,530	13,800	11,890
Total	**49,500**	**45,700**	**43,170**

| | At December 31, | | |
	2004	2003	2002
Research and Development....................................	9,800	8,800	7,700
Marketing and Sales..	2,850	2,700	2,350
Manufacturing...	32,150	29,800	29,050
Administration and General Services	2,400	2,250	2,100
Divisional Functions...	2,300	2,150	1,970
Total	**49,500**	**45,700**	**43,170**

As of December 31, 2004, the average age of our 49,500 employees was 33.7 years and the voluntary turn-over rate was 6.6%, compared to an average age of 33.8 years and a voluntary turn-over rate of 5.0% as of December 31, 2003.

Our future success, in particular in a period of strong increased demand will also depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees if required during production spikes and in Europe during the summer vacations. We have not experienced any significant strikes or work stoppages in recent years, other than in Rennes, France in connection with the announced closure of this plant and management believes that our relations with employees are good.

As part of our commitment to the principles of TQEM, we founded ST University in 1994 to develop an internal education organization, responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees.

The implementation of the Plan is subject to periodic proposals from our Managing Board to our Supervisory Board.

Item 7. Major Shareholders and Related-Party Transactions

Major Shareholders

The information in this Item 7 regarding our major shareholders is derived from filings made by beneficial holders of our shares with the United States Securities and Exchange Commission. The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2004:

Shareholders[1][3]	As of December 31, 2004		As of December 31, 2003		As of December 31, 2002	
	Number of shares of a nominal amount of 1.04 euros	% of share capital and voting rights[8]	Number of shares of a nominal amount of 1.04 euros	% of share capital and voting rights	Number of shares of a nominal amount of 1.04 euros	% of share capital and voting rights
STMicroelectronics Holding II B.V.[2][4]	278,483,280	30.8%	311,483,280	34.5%	320,483,280	35.6%
Capital Group International, Inc.	53,188,810	5.9	41,161,670	4.6	52,151,860	5.8
STMicroelectronics N.V.[5]	13,400,000	1.5	13,400,000	1.5	13,400,000	1.5
Other[6]	560,236,907	61.9	536,724,784	59.5	514,888,414	57.1
Total[7]	905,308,997	100%	902,769,734	100%	900,923,554	100%

(1) The majority of our shareholders hold their shares through Euroclear and the DTC (Depositary Trust Company of New York).

(2) To our knowledge and taking into account applicable Dutch, American, and French regulations regarding disclosures of holdings, there are no other shareholders who hold more than 5% of the share capital and/or the voting rights of the Company. See "Item 10. Additional Information—Memorandum and Articles of Association—Disclosure of Holdings".

(3) A statutory clause providing for double voting rights for the benefit of the Company's shareholders does not exist, except for clauses in regards to preference shares. No preference shares have been issued at present. A statutory clause providing limits or restrictions on voting rights also does not exist.

(4) Of which 26.4 million and 20 million shares have been placed in escrow in view of an allocation to the holders of exchangeable notes issued by France Telecom and Finmeccanica, respectively (in total, 26.4 million in 2002 and 20 million in 2003).

(5) The shares held by STMicroelectronics N.V. have been stripped of their voting rights.

(6) Of which 0% in nominative form is held directly by the directors or employees or through a collective investment undertaking.

(7) To our knowledge and in regards to the applicable Dutch regulation regarding the pledging of securities, there are no pledged securities as defined by Dutch law.

(8) Amounts have been rounded to total to 100%.

STMicroelectronics Holding II B.V. ("ST Holding II") is a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"). As of December 31, 2004, based on voting interests, FT1CI (the "French Shareholders") and a consortium of Italian shareholders (the "Italian Shareholders") made up of Cassa Depositi e Prestiti S.p.A. ("CDP") and Finmeccanica S.p.A. directly held exactly 50% each of ST Holding. As of December 31, 2004, based on economic interests, FT1CI held 45.2% of ST Holding and the Italian Shareholders held 54.8% of ST Holding. FT1CI consists of two principal French shareholders, Société des Participations du CEA (commercially known as "Areva", formerly known as CEA-Industrie) and France Telecom. Areva is a corporation controlled by the French atomic energy commission. France Telecom is a widely held telecommunications company in which the French State holds a stake of greater than 40%, and which by virtue of its significant holding, has important powers. CDP is an Italian financial intermediary 70% owned by the Italian *Ministero dell'Economia e delle Finanze* ("the Italian Ministry of Economics and Finance") and 30% owned by a consortium of 65 Italian banking foundations. Finmeccanica is a listed Italian holding company owned by both the Italian Ministry of Economics and Finance, which controls important actions of Finmeccanica due to its significant holding in it, Fintecna and the public. The Italian Ministry of Economics and Finance has appointed a majority of the members of Finmeccanica's board of directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica.

Certificats d'investissement of Areva are listed on Eurolist by Euronext[TM] Paris. Finmeccanica is listed on the Italian Mercato Telematico Azionario ("*Telematico*") and is included in the S&P/MIB stock index. The shares of France Telecom are listed on Eurolist by Euronext[TM] Paris and its American Depositary Receipts on the New York Stock Exchange. Neither CDP nor FT1CI is a listed company.

ST Holding owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997, below the 50% threshold in 1999 and below the one-third threshold in 2004. ST Holding may further dilute its shareholding in us as provided below in "—Shareholders' Agreements—Disposals of our Common Shares" and pursuant to the eventual conversion of our outstanding convertible instruments.

The chart below illustrates the shareholding structure (based on corporate governance rights in our company, and based on economic interests for the holding company) as of December 31, 2004:



(1) Based on corporate governance rights, which, pursuant to the STH Shareholders' Agreement (as further described below), may be equally shared until 2008 and without giving effect to the potential exchanges of shareholder exchangeable bonds for our common shares, which became exchangeable last January 2, 2004. As of December 31, 2004, based on economic interests, FT1CI held approximately 45.2% of ST Holding, CDP held 33.4% of ST Holding, and Finmeccanica held 21.4% of ST Holding.

(2) Includes 1.5% of our share capital held by us in treasury and the shareholding of the Capital Group International, Inc. group.

(3) CDP owns 33.4% of ST Holding, while Finmeccanica owns 21.4% of ST Holding.

(4) Not a legal entity, purely for illustrative purposes.

Capital Group International, Inc. ("CGI") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over our common shares. CGI investment management companies provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. While CGI does not have investment power or voting power over our shares, it may be deemed to beneficially own 53,188,810 of our shares as of December 31, 2004.

Recent Transactions by our Shareholders

On December 17, 2001, France Telecom issued €1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of our existing common shares on or after January 2, 2004 (the "2001 Notes"). On July 30, 2002, France Telecom issued €442.2 million aggregate principal amount of 6.75% notes due August 6, 2005, mandatorily exchangeable into our existing common shares held by France Telecom (the "2002 Notes"). The 2002 Notes have been exchangeable at the option of the holder for our common shares since January 2, 2004 and the number of shares that France Telecom will deliver to the holders of the notes is a maximum of 26.42 million shares and a minimum of 20.13 million shares, depending on the price of our shares at maturity. The 2002 Notes have a maximum exchange ratio of 1.25 shares per note. As of December 31, 2004, none of the 2002 Notes had been exchanged for our common shares.

Pursuant to the terms and conditions of the 2001 Notes, on March 9, 2004, France Telecom redeemed the 2001 Notes, and the shares underlying the 2001 Notes held in escrow by BNP Paribas Securities Services (France) were released from escrow. On December 3, 2004, France Telecom sold through ST Holding those 30 million of our common shares (corresponding to the entire amount released from escrow) to institutional investors in a block trade.

On August 12, 2003, Finmeccanica Finance S.A., a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the "Finmeccanica Notes"). On September 2, 2003, Finmeccanica Finance S.A. issued an additional €62,675,000 aggregate principal amount of Finmeccanica notes, raising the issue size to €501,400,000. The Finmeccanica notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2004, none of the Finmeccanica notes had been exchanged for our common shares.

During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 1.0% of our issued and outstanding common shares corresponding to indirect shareholdings held by Finmeccanica. During 2004, Finmeccanica sold three million shares to institutional investors in block trades. During 2004, Finmeccanica lent 23 million of Company shares it holds indirectly through ST Holding. The securities lending arrangements will expire in December 2005. Finally, Finmeccanica caused ST Holding II to transfer seven million shares corresponding to its indirect stake in us to an account at BNP Paribas Securities Services, Luxembourg. Finally, on December 23, 2004, Finmeccanica transferred 93 million of its indirect holding of our existing common shares to CDP, and CDP signed a deed of adherence to the Shareholders' Agreement (as defined below).

Following the recent sales by France Telecom and Finmeccanica, and assuming the France Telecom 6.75% notes are exchanged for our common shares at the maximum exchange ratio (if not adjusted), that the Finmeccanica 0.375% notes are exchanged for our common shares at the initial exchange ratio, that the 23 million of our common shares subject to the Finmeccanica securities lending arrangements were sold, and that the seven million of our common shares held directly by Finmeccanica were sold, ST Holding II would own approximately 22.3% of our issued common shares. Making the same assumptions, CDP's actual indirect interest in our shares would be approximately 10.3%, Finmeccanica's actual indirect interest would be approximately 1.8% and FT1CI's actual direct interest would be approximately 11.0%, consisting of an Areva stake of approximately 11.0% and a France Telecom stake of zero.

Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time. See "Item 3. Key Information—Risk Factors—Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares."

Shareholders' Agreements

STH Shareholders' Agreement

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders' agreement on April 30, 1987, which was amended and restated on March 17, 2004 (as amended, the "STH Shareholders' Agreement"). The current parties to the STH Shareholders' Agreement are Areva, CDP, Finmeccanica, France Telecom and FT1CI (CDP became bound by the STH Shareholders' Agreement pursuant to a deed of adherence dated December 23, 2004 following its purchase from Finmeccanica of a majority of Finmeccanica's indirect interest in us through ST Holding). The March 17, 2004 amended and restated agreement supercedes and replaces all previous agreements. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders' Agreement to CDP. See "Other Shareholders' Agreements—Italian Shareholders' Pact" below. Therefore, references to the rights and obligations of Finmeccanica under the STH Shareholders' Agreement described below also refer to CDP.

Pursuant to the terms of the STH Shareholders' Agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

Restructuring of the Holding Companies

If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable. In any case, at least one holding company will continue to exist to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the "holding company". The STH Shareholders' Agreement also provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

Standstill

The STH Shareholders' Agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding and ST Holding II, subject to exercising the preference share option granted to ST Holding if ST Holding were to choose not to exercise such rights directly.

Corporate Governance

The STH Shareholders' Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the "STH shareholders") for the duration of the "Balance Period", despite actual differences in indirect economic interest in us. The "Balance Period" is defined as (i) a period through March 17, 2008, provided that each of France Telecom or Areva (or their assignees) on the one hand and Finmeccanica or CDP on the other hand (which for Finmeccanica, includes the stake it transferred to CDP) owns at all times a voting stake at least equal to 9.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH shareholder at any time, including as a result of the exercise of the "Re-balancing Option" (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the "Rebalancing Option", as further described below.

During the Balance Period, the STH shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders' Pact as described below) and a supervisory board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders' Pact as described below). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Vice Chairman, Mr. Gérald Arbola, shall exercise the function of Chairman until a Chairman is named. The parties agreed that the next chairman of the supervisory board of the holding company will be appointed by FT1CI.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by our Managing Board and by our Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and Finmeccanica or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

However, in case we are the subject of a hostile take-over bid, any holding company shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by our Supervisory Board), in which case the STH shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of our voting rights (and to the exclusion of any further acquisitions of our common shares, which require the unanimous approval of our shareholders).

As regards STMicroelectronics N.V. during the Balance Period: (i) each of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our general meeting of shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH shareholders will cause the holding company to submit to our general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our general meeting of shareholders. The STH shareholders also agreed that the Chairman of our Supervisory Board will be designated upon proposal of an STH shareholder for a three-year term, and the Vice Chairman of our Supervisory Board will be designated upon proposal of the other STH shareholder for the same period, and vice-versa for the following three-year term. The STH shareholders further agreed that the STH shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders' resolution of the holding company, which shall require the unanimous approval of the STH shareholders: (i) any alteration in the holding company's articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)   As long as any of the shareholders indirectly owns at least equal to the lesser of 3% of our issued and outstanding share capital or 10% of the remaining STH stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares in our company as a defense against a hostile takeover bid for STMicroelectronics N.V.

(ii)   As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders' meetings).

(iii)   Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders' meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)   In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for our Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH shareholder retaining the right to appoint that number of members to our Supervisory Board that is at least proportional to such majority STH shareholder's voting stake.

At the end of the Balance Period, the members of our Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company's majority shareholder, subject to the rights described in the previous paragraph.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH shareholders in us.

Disposals of our Common Shares

The STH Shareholders' Agreement provides that each STH shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH shareholders that issue exchangeable instruments may include in their voting stake the voting rights of the underlying shares provided they remain freely and continuously held by the holding company as if the holding company was still holding the full ownership of the shares. STH shareholders that issue financial instruments with respect to our underlying shares may have a call option over those shares upon exchange of exchangeable notes for common shares.

As long as any of the parties to the STH Shareholders' Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

Re-adjusting and Re-balancing options

The STH Shareholders' Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in our shares to achieve parity between FT1CI on the one hand and Finmeccanica and CDP on the other hand. If at any time prior to March 17, 2008, the voting stake in us of one of the STH shareholders falls below 9.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH shareholder or (b) to an issuance by us of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a "Re-adjusting Option". In such case, the STH shareholders will cause the holding company to purchase the number of our common shares necessary to increase the voting stake of such STH shareholder to 9.5% of our issued and outstanding share capital.

If by December 17, 2007, the Balance Period has not already expired and if on such date the voting stake of one of the STH shareholders has fallen below 47.5% of our issued and outstanding share capital, such STH shareholder will have the right to notify the other STH Shareholder of its intention to exercise a "Re-balance Option" no later than 30 Business Days prior to March 17, 2008. In such case, the STH shareholders will cause the holding company to purchase before March 17, 2008 the number of our common shares necessary to re-balance at 50/50% the respective voting stakes of the STH shareholders.

Change of Control Provision

The STH Shareholders' Agreement provides for certain dispositions in respect of exercise by ST Holding II B.V. of its rights pursuant to the option agreement in case we become the subject of a hostile takeover. See "— Preference Shares" below.

The STH Shareholders' Agreement also provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders' affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Non-competition

Pursuant to the terms of STH Shareholders' Agreement, neither we nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the STH Shareholders' Agreement also undertake to refrain directly or indirectly from competing with us in the area of semiconductor products, subject to certain exceptions, and to offer us opportunities to commercialize or invest in any semiconductor product developments by them.

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders' Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The STH Shareholders' Agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

Preference Shares

On May 31, 1999, our shareholders at our annual general meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock-split effected in May 2000, the number of such preference shares issuable pursuant to this authorization has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, most recently amended in September of 2004, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the 2004 amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 19% of our issued share capital at the time of exercise of the option. The option shall terminate if ST Holding II no longer owns at least 19% of our issued and outstanding share capital for a period of twelve consecutive months.

Under the STH Shareholders' Agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event we are the subject of a hostile takeover bid.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board.

Other Shareholders' Agreements

FT1CI Protocol

The shareholders of FT1CI entered into a separate shareholders' agreement in January 1993. On December 28, 2001 and on March 17, 2004, France Telecom and Areva modified this agreement in its entirety to reflect the STH Shareholders' Agreement between the shareholders of ST Holding (the "FT1CI protocol").

The FT1CI protocol provides for modified corporate governance arrangements based on France Telecom's level of ownership in us. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to nominate a number of FT1CI representatives to our Supervisory Board and that of ST Holding and ST Holding II in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those Supervisory Boards as long as France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, STMicroelectronics N.V. and our subsidiaries may be taken by simple majority. Certain actions by FT1CI will continue to require the approval of the France Telecom director or directors. These include (i) all borrowings above €2 million, (ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

In case ST Holding II requests the issuance of preference shares pursuant to the option agreement, the FT1CI protocol provides that the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the number of our common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes in us, provided that our common shares underlying the France Telecom 6.75% exchangeable notes will not be included in the computation of France Telecom's stake for that purpose until after July 29, 2005.

Transfers of shares in FT1CI to third parties are subject to a right of preemption, a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. Subject to an exception with regards to outstanding obligations after France Telecom has ceased to be a FT1CI shareholder, the FT1CI shareholders' agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI.

Italian Shareholders' Pact

In connection with the transfer of an interest in ST Holding from Finmeccanica to CDP, Finmeccanica and CDP entered into a shareholders' pact (the "Italian Shareholders' Pact") on November 26, 2004 setting forth the rights and obligations of their respective interests as shareholders of ST Holding. Pursuant to the terms of the Italian Shareholders' Pact, CDP became a party to the STH Shareholders' Agreement. Under the Italian Shareholders' Pact, CDP will have the right to exercise certain corporate governance rights in us previously exercised by Finmeccanica under the STH Shareholders' Agreement.

The Italian Shareholders' Pact provides that CDP has the right to appoint one of the two members of the ST Holding's Managing Board. Moreover, CDP will have the right to nominate a number of representatives to the Supervisory Board of ST Holding, ST Holding II and STMicroelectronics N.V. In particular, CDP has the right to propose two members for membership on our Supervisory Board, while one member will be proposed by Finmeccanica for so long as Finmeccanica owns indirectly at least 3% of our capital. If and when its indirect interest in us is reduced below such threshold, Finmeccanica will cause its appointed director to resign and be replaced by a director appointed by CDP.

Statutory Considerations

As is the case with other companies controlled by the French government, the French government has appointed a *Commissaire du Gouvernement* and a *Contrôleur d'Etat* for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the *Secrétariat d'Etat à l'Industrie* (Secretary of Industry). FT1CI is subject to certain points of the *décret* of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders' Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999, and Finmeccanica's bylaws were subsequently amended on November 23, 1999. The aforementioned decrees were amended by the Law Decree 350 enacted on December 24, 2003, and Finmeccanica has modified its bylaws accordingly. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include:

(i) the power to object to the acquisition of material interests in Finmeccanica's share capital; (ii) the power to object to material shareholders' agreements relating to Finmeccanica's share capital; (iii) the power to appoint one member of Finmeccanica's board of directors without voting rights; and (iv) the power to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, transfer its registered office outside of Italy, change its corporate purposes, or amend or modify any of the Minister of the Treasury's special powers.

Pursuant to Law Decree 269 of September 30, 2003 and Decree of the Ministry of the Economy and Finance of December 5, 2003, CDP was transformed from a public entity into a joint stock limited liability company (*società per azioni*). While transforming itself into a holding company, CDP maintained its public interest purpose. CDP's core business is to finance public investments and more specifically infrastructure and other major public works sponsored by regions, local authorities, public agencies and other public bodies. By virtue of a special provision of Law Decree 269, the Ministry of Economy and Finance will always be able to exercise its control over CDP.

Registration Rights Agreement

Our registration rights agreement with ST Holding II expired on December 15, 2004.

Related-Party Transactions

We have in the normal course of our business taken certain equity positions in companies with which we have simultaneously entered into development contracts where certain of these companies provide us services on arm's-length terms. These contracts are not material to our business.

Our manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French *Groupement d'intérêt économique* ("Economic Interest Group" or "GIE") named "*Centre Commun de Microelectronique de Crolles*". *Laboratoire d'Electronique de Technologie d'Instrumentation* ("LETI"), a research laboratory of *Commissariat de l'Energie Atomique* ("CEA"), an affiliate of Areva Group (one of our indirect controlling shareholders), is our partner. See "Item 4. Information on the Company—Research and Development" and "—Major Shareholders". The activity of the *Centre Commun de Microélectronique de Crolles* is directed towards nanoelectronic technologies for 300-mm wafers. The costs recorded as research and development expenses for the GIE in 2004 and 2003 were $3 million income and $0 million, respectively. Research and development expenses amounted to $3 million in 2002. At December 31, 2004, we had a net receivable amount of $1 million, at December 31, 2003 we had a net receivable amount of $1 million, and at December 31, 2002 we had net receivable amount of $7 million. On April 22, 2004, the Crolles2 Alliance (of which we are a member) announced an agreement with CEA-LETI to extend the research and development project for the joint development of nanoelectronic technologies for 45, 32-nm and below CMOS nodes on 300-mm wafers.

We participate in certain programs sponsored by the French and Italian governments for the funding of research and development and industrialization through direct grants as well as low interest financing. See "Item 4. Information on the Company—Public Funding". The shareholders of ST Holding, the corporate parent of our principal shareholder, are controlled, directly or indirectly, by the governments of the French and Italian governments. See "—Major Shareholders".

In 2003 and 2004, we purchased some lithography equipment for our fabs from ASML, a company where one of our Supervisory Board members was the CEO until October 2004, for approximately $65 million and $105 million, respectively.

Pursuant to an agreement with a third-party contractor for the collection and disposal of all waste generated by our back-end facilities, our contactor is required to recover precious metals and make an ecological disposal of waste. As a result of a minority shareholding interest held by a close member of a former senior executive officer's family in the capital of our contractor, which shareholding we have been informed has been sold in 2004, this arrangement may have qualified as a related-party transaction. This arrangement, has not been material to ST.

Sales to our shareholders and our affiliates totaled approximately $9 million in 2004. For the three years ended December 31, 2004, the related-party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange. Furthermore, the Company contributed cash amounts totaling $3 million, $4 million and $2 million for the years ended December 31, 2004, 2003 and 2002, respectively to the ST

Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the ST Foundation's Board are senior members of our management.

For further information, see Note 29 to our Consolidated Financial Statements.

Item 8. Financial Information

Financial Statements

Please see "Item 18. Financial Statements" for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See "Item 3. Key Information—Risk Factors—We depend on patents to protect our rights to our technology".

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We reached a settlement agreement with Motorola and Freescale Semiconductor, Inc. in respect of previously outstanding intellectual property disputes. See Notes 20 and 27 to our Consolidated Financial Statements.

Risk Management and Insurance

We cover our industrial and business risks through insurance contracts with top ranking insurance carriers, to the extent reasonably permissible by the insurance market which excludes certain risks and imposes certain limits on coverage.

Risks may be covered either through local policies or through corporate policies negotiated on a worldwide level for the ST Group of Companies. Corporate policies are negotiated when the risks are recurrent in various STMicroelectronics affiliated companies.

Currently we have four corporate policies covering the following risks:

- Property damage and business interruption,

- General liability,

- Directors and officers liability,

- Transportation risks.

Our policies cover a twelve-month period. They are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire and floods, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Certain risks such as ordinary business risks cannot be insured. Such policies also include deductibles, the maximum of which is fixed at $15 million under our current property damage business interruption policy and limits, the maximum of which is set at $500 million under the same policy. If we suffer a damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.

We also perform annual assessments through an external consultant of our risk exposure in the field of property damage/business interruption in our production sites, to assess potential losses, and actual risk exposure. Such assessment is provided to our underwriters. We do not own or operate any insurance captive, or act as an insurer for any of our risks. The cost for the above corporate policies represented in 2004 less than 0.25% of our turnover in 2004.

Internal Controls

We have, since our creation in 1987, focused on the need to have a strong internal control organization, whose mission is to ensure that all corporate transactions are driven by the desire to best serve the interests of our shareholders, made in compliance with our corporate procedures and duly documented and reported as required by applicable laws and regulations.

We have established corporate policies and procedures which set forth principles, business rules of behavior and codes of conduct considered to be consistent with proper business management, in line with our mission and strategic objectives.

Corporate policies are either inspired by the CEO, or approved by the CEO when inspired by senior members of our management organizations. Our corporate policies concern, *inter alia,* business ethics, conflicts of interest, business continuity, corporate data, health, safety and environment, among others.

Corporate Standard Operating Procedures describe the operational flow of actions (outlining responsibilities for each step) to perform a task or activity, or to implement a policy within a given functional field. We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed all through our organization, and which may be completed as and when required by local operating procedures.

We also have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board, which also receives an annual report from the Director of our Internal Audit Organization, and may ask any questions in relation to their findings or propose additional missions.

In 2004, we devoted significant resources and attention to evaluating the effectiveness of all our internal controls and procedures over our financial reporting, and in December 2004 reported on the progress of such evaluation to our Audit Committee. This ongoing evaluation is directed at our ability to design and operate our internal control, to detect all significant deficiencies and material weakness preventing the prompt disclosure of all material information, as well as to detect and report on any fraud, whether or not material, that involves management or other employees that have a significant role in our internal control over financial reporting.

To date, in our ongoing evaluation, we have not detected any material reportable deficiency regarding our system of internal controls.

Reporting Obligations in International Financial Reporting Standards ("IFRS")

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and Borsa Italiana. Consequently we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and consolidated financial statements using IFRS (previously know as International Accounting Standards or "IAS").

We will continue to use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Our decision to continue to apply U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance.

We will comply with our reporting obligations under IFRS by presenting a complementary set of accounts when eventually required by local stock exchange authorities.

Dividend Policy

We seek to use our available cash in order to develop and enhance our position in the very capital-intensive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of our earnings involving whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend. See "Item 10. Additional Information—Memorandum and Articles of Association—Distribution of Profits".

In the past five years, we have paid the following dividends:

- On March 18, 2005 our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share payable to Dutch Registry Shareholders of record on May 23, 2005 and New York registry shareholders as of May 25, 2005. This dividend was approximately 18% of our earnings in 2004.

- On April 23, 2004, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders as of May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

- In 2003, we paid a cash dividend with respect to the year ended December 31, 2002 of $0.08 per share. This dividend was approximately 17% of our earnings for 2002.

- In 2002, we paid a cash dividend with respect to the year ended December 31, 2001 of $0.04 per share. This dividend was approximately 14% of our earnings for 2001.

- In 2001, we paid a cash dividend with respect to the year ended December 31, 2000 of $0.04 per share. This dividend was approximately 2% of our earnings for 2000.

- In 2000, we paid a cash dividend with respect to the year ended December 31, 1999 of $0.03 per share. This dividend was approximately 5% of our earnings for 1999.

In the future, we may consider proposing dividends representing a similar proportion of our earnings for a particular year. Future dividends will depend on our capacity to generate profitable results, our profit situation, our financial situation and any other factor that the Supervisory Board deems important.

Item 9. Listing

Trading History of the Company's Shares

Since 1994, our common shares have been traded on the New York Stock Exchange under the symbol "STM" and on Euronext Paris (formerly known as ParisBourse) and were quoted on SEAQ International. On June 5, 1998, our common shares were also listed for the first time on the Borsa Italiana (Italian Stock Exchange), where they have been traded since that date.

Our common shares have been included since November 12, 1997, in the CAC 40, the main benchmark for Euronext Paris which tracks a sample of 40 stocks selected from among the top 100 market capitalization and the most active stocks listed on Euronext Paris, and which is the underlying asset for options and futures contracts. The base value was 1,000 at December 31, 1987.

On December 1, 2003, the CAC 40 index shifted to free-float weightings. As of this date, the CAC 40 weightings are based on free-float capitalization instead of total market capitalization. On February 21, 2005, Euronext Paris created a new range of indices; along with four existing indices including the CAC 40, six new indices have been created.

On March 18, 2002, we were admitted into the S&P/MIB (formerly the MIB 30 Index), which is comprised of the 40 leading stocks, based upon market capitalization and liquidity, listed on the Borsa Italiana. It features free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries. The index aims to cover 80% of the Italian equity universe.

The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the New York Stock Exchange, and the high and low prices in euros for the common shares on Euronext Paris, and the Borsa Italiana annually for the past five years, during each quarter in 2003 and 2004, and monthly for the past 18 months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

Euronext Paris S.A.[1]

Calendar Period	Average Daily Trading Volumes		Price Ranges	
	Number of Shares	Capital	High	Low
		(€)	(€)	(€)
Annual Information for the Past Five Years				
2000			76.93	39.53
2001			52.45	18.88
2002			39.70	11.10
2003			24.74	15.20
2004			23.81	13.25
Quarterly Information for the Past Two Years				
2003				
First quarter			21.66	15.20
Second quarter			20.67	16.86
Third quarter			24.74	17.72
Fourth quarter			24.11	20.52
2004				
First quarter			23.81	18.12
Second quarter			20.50	16.92
Third quarter			18.32	13.25
Fourth quarter			16.36	13.76
Monthly Information for the Past 18 Months				
2003				
September	7,103,702	159,911,436	24.74	20.68
October	5,823,382	132,097,597	23.87	20.52
November	4,900,126	113,658,423	24.11	22.26
December	4,436,422	98,444,204	23.91	20.85
2004				
January	6,400,167	145,386,194	23.81	21.43
February	4,998,002	105,627,774	21.88	20.36
March	5,941,451	117,498,135	21.65	18.12
April	5,613,952	108,107,874	20.50	18.38
May	4,747,686	85,472,591	18.74	16.92
June	4,028,488	71,936,710	18.54	17.26
July	6,251,350	102,478,381	18.32	14.82
August	4,867,013	70,265,067	15.47	13.50
September	6,269,593	89,874,616	15.26	13.25
October	5,754,106	81,909,699	14.82	13.76
November	5,761,598	88,377,152	16.36	14.35
December	4,558,003	66,824,882	15.63	14.09
2005				
January 2005	6,129,044	81,632,737	14.47	12.38
February 2005	6,725,241	88,867,335	13.67	12.57
March 2005 (through March 11, 2005)	5,647,916	76,755,178	13.94	13.29

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).

(1) For periods prior to January 1, 1999, the share prices on Euronext Paris have been converted into euros at the official exchange rate of €1.00 = FF 6.55957.

Borsa Italiana (Milan)[1]

Calendar Period	Average Daily Trading Volumes		Price Ranges	
	Number of Shares	Capital	High	Low
		(€)	(€)	(€)
Annual Information for the past five years				
2000			76.67	40.35
2001			52.35	18.89
2002			39.65	11.09
2003			24.75	15.21
2004			23.81	13.25
Quarterly Information for the past two years				
2003				
First quarter			21.44	15.21
Second quarter			20.67	16.86
Third quarter			24.75	17.71
Fourth quarter			24.12	20.52
2004				
First quarter			23.81	18.11
Second quarter			20.49	16.92
Third quarter			18.32	13.25
Fourth quarter			16.36	13.76
Monthly Information for the past 18 months				
2003				
September	26,837,270	603,972,761	24.75	20.69
October	21,484,851	487,190,481	23.85	20.52
November	15,807,612	366,894,675	24.12	22.26
December	10,570,616	235,397,048	23.91	20.85
2004				
January	13,740,622	312,131,969	23.81	21.46
February	12,261,272	259,191,029	21.88	20.36
March	16,971,231	335,606,093	21.57	18.11
April	16,792,882	323,313,357	20.49	18.39
May	14,190,923	255,394,041	18.73	16.92
June	8,757,794	156,422,959	18.50	17.26
July	15,424,651	253,010,550	18.32	14.88
August	15,785,662	227,771,317	15.48	13.49
September	21,017,508	301,222,925	15.24	13.25
October	17,188,824	244,665,721	14.82	13.76
November	20,580,173	315,679,274	16.36	14.35
December	13,637,919	200,313,754	15.59	14.09
2005				
January 2005	18,697,793	248,979,812	14.48	12.37
February 2005	24,831,743	327,903,166	13.66	12.56
March 2005 (through March 11, 2005)	23,057,735	313,262,388	13.95	13.29

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).

(1) For periods prior to January 1, 1999, the share prices on the Borsa Italiana have been converted into euros at the official exchange rate of €1.00 = Lit. 1,936.27. The shares have been listed on the Borsa Italiana since June 5, 1998.

New York Stock Exchange

Calendar Period	Average Daily Trading Volumes		Price Ranges	
	Number of Shares	Capital	High	Low
		(US$)	(US$)	(US$)
Annual Information for the past five years				
2000..			73.88	39.06
2001..			48.70	17.89
2002..			35.81	11.00
2003..			28.67	16.67
2004..			29.90	16.36
Quarterly Information for the past two years				
2003				
First quarter...			22.65	16.67
Second quarter			24.15	18.00
Third quarter			27.35	20.17
Fourth quarter			28.67	24.13
2004				
First quarter...			29.90	22.27
Second quarter			24.82	20.32
Third quarter			22.14	16.36
Fourth quarter			21.16	17.01
Monthly Information for the past 18 months				
2003				
September...	2,619,343	66,492,022	27.35	24.05
October..	1,777,852	47,305,086	28.16	24.13
November..	1,695,135	46,048,342	28.41	26.35
December	1,869,005	50,747,224	28.67	25.84
2004				
January	1,706,450	48,794,231	29.90	26.65
February	1,777,358	47,387,919	27.67	25.64
March	1,566,470	38,007,262	26.50	22.27
April	1,438,567	33,158,969	24.82	21.65
May...	1,359,315	29,370,719	22.75	20.32
June...	995,895	21,631,835	22.90	20.91
July	1,921,076	38,552,153	22.41	17.93
August	1,368,423	24,103,403	18.69	16.54
September..	1,829,333	32,106,623	18.79	16.36
October..	1,924,786	34,330,483	18.58	17.01
November..	1,803,624	35,926,386	21.16	18.37
December	1,189,882	23,369,282	20.68	18.78
2005				
January 2005	1,662,825	29,019,622	19.63	16.13
February 2005	1,278,100	22,037,000	18.25	16.26
March 2005 (through March 11, 2005)	1,158,211	20,823,476	18.38	17.76

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).

At December 31, 2004, there were 891,908,997 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 13.4 million common shares repurchased in 2001 and 2002. Of the 891,908,997 common shares outstanding as of December 31, 2004, 27,486,594 or 3.1% were registered in the common share registry maintained on our behalf in New York;

390,321,386 or 43.8% of our common shares outstanding were listed on Eurolist by Euronext Paris S.A.; and 272,054,809 or 30.5% were listed on the Borsa Italiana in Milan.

Market Information

Euronext

General

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF", the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V. ("Euronext"), a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. ("Euronext Paris"). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. "NSC" is the common Euronext platform for trading and "clearing 21" for clearing. In addition, Euronext, through Euroclear, anticipates, but not before 2008, implementation of central settlement and custody structure over a common system. On February 21, 2005, Euronext Paris created a single regulated market, Eurolist by Euronext^{TM} ("Eurolist"), to replace the three former regulated markets operated by Euronext Paris: the *Premier Marché*, *Second Marché* and *Nouveau Marché*. The revised listing format was inaugurated in Paris before being rolled out in all Euronext markets. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Eurolist as well as the regulation of this market.

ST's shares have been listed on the *Premier Marché* of Euronext Paris since July 2001 and are now listed on the foreign compartment of Eurolist. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange ("LIFFE"), London's derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECT®.

Since February 6, 2002, Bolsa de Valores de Lisboa e Porto ("BVLP") has become a wholly owned subsidiary of Euronext and has been renamed Euronext Lisbon.

Euronext Paris

Securities approved for listing by Euronext Paris are traded in one regulated market: Eurolist. Companies on this regulated market are classified in alphabetical order and are identified by market capitalization: large caps (over €1 billion), medium caps (from €150 million to €1 billion) and small caps (market capitalization under €150 million) respectively called A, B and C compartments. Companies on Eurolist are subject to a single set of listing and disclosures rules, reflecting the regulatory context in Europe.

The common shares are listed on the compartment A under the ISIN Code NL0000226223 (formerly the Sicovam Code). Shares listed on Euronext Paris are placed in one of two categories depending on the volume of transactions. The common shares are listed in the category known as *Continu*, which includes the most actively traded shares. The minimum yearly trading volume required for a security of a listed company on a regulated market of Euronext Paris in the *Continu* category is 2,500 trades. Securities listed on Euronext Paris are traded through providers of investment services (investment companies and other financial institutions). Trades take place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m. (Paris time). Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day's session. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most listed securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a *Continu* security varies by more than ten percent from the previous day's closing price (reference price), trading may be suspended for up to four minutes. Further suspensions for up to four minutes are also possible if the price again varies by more than ten percent from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a *Continu* security varies by more than two percent from the last quoted price, trading may be suspended for up to four minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the *Autorité des marchés financiers* (the "AMF") (the regulatory authority over French stock exchanges) may also suspend trading.

Trades of securities listed on Eurolist are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (which we refer to as *ordre stipulé à réglement différé* or "OSRD") for a fee. The OSRD is only available for trades in securities which either (i) are a component of the SBF 120 Index or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are cited on a list published by Euronext Paris. The OSRD allows shareholders to benefit from certain leverages and other special features of the previous monthly settlement market (formerly *Marché à Règlement Mensuel*). Investors in securities eligible for the OSRD can elect on the determination date (*date de liquidation*), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the OSRD.

Ownership of equity securities traded on a deferred settlement basis passes at the time of registration of the securities in the shareholders' account. In accordance with French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the payment of the dividend. In such cases, the purchaser's account is credited with an amount equal to the dividend paid and the seller's account is debited by the same amount.

Prior to any transfer of securities held in registered form on Eurolist, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A. ("Euroclear"), a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through clearing 21 and settled through Euroclear using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

Our common shares have been included in the CAC 40, the principal index published by Euronext Paris, since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of Euronext Paris to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

Our common shares could be removed from the CAC 40 at any time, and the exclusion or the announcement thereof could cause the market price of our common shares to drop significantly.

Securities Trading in Italy

The Mercato Telematico Azionario (the "MTA"), the Italian automated screen-based quotation system on which our common shares are listed, is organized and administered by Borsa Italiana S.p.A. ("Borsa Italiana") subject to the supervision of the Commissione Nazionale per le Società e la Borsa ("CONSOB") the public authority charged, *inter alia*, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the "Eurosim Decree") and as modified by Legislative Decree 58 of February 24, 1998 (the "Financial Act"). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. The shareholders of Borsa Italiana are primarily financial intermediaries.

A three-day rolling cash settlement period applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities' value in cash, or deposit of listed securities or government bonds of an equivalent amount. No "closing price" is reported for the electronic trading system, but an "official price", calculated for each security as a weighted average of all trades effected during the trading day net of trades executed on a "cross-order" basis, and a "reference price", calculated for each security as a weighted average of the last 10% of the trades effected during such day, are reported daily.

If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day's reference price, trading in that security will not be permitted until Borsa Italiana authorizes it. If in the course of a trading day the price of our securities fluctuate by more than 5% from the last reported sale price (or 10% from the previous day's reference price), an automatic five minute suspension in the trading of that security will be declared by the Borsa Italiana. In the event of such a suspension, orders already placed may not be modified or cancelled and new orders may not be processed. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

Italian law requires that trading of equity securities, as well as any other investment services, may be carried out on a professional basis on behalf of the public only by registered securities dealing firms and banks (with minor exceptions). Banks and investment services firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment services firm to operate in Italy is communicated to (i) the Bank of Italy and to (ii) the Bank of Italy and CONSOB, respectively, by the competent authority of the member state. Non-EU banks and non-EU investment services firms may operate in Italy subject to a specific authorization granted by the Bank of Italy and CONSOB upon consultation with the Bank of Italy, respectively.

The settlement of stock exchange transactions is facilitated by Monte Titoli, a centralized securities clearing system owned by the Banca d'Italia and certain major Italian banks and financial institutions. Almost all Italian banks and some registered securities dealing firms have securities accounts with Monte Titoli. Beneficial owners of shares may hold their interests through specific deposit accounts with any depositary having an account with Monte Titoli. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through such accounts.

Participants in Euroclear and Cedelbank may hold their interests in shares and transfer the shares, collect dividends and exercise their shareholders' rights through Euroclear and Cedelbank. A holder may require Euroclear and Cedelbank to transfer its shares to an account of such holder with an Italian bank or any authorized broker.

Our common shares are included in the S&P/MIB Index. Our common shares could be removed from the S&P/MIB Index at any time, and the exclusion or announcement thereof could cause the market price of our common shares to drop significantly.

Item 10. Additional Information

Memorandum and Articles of Association

Applicable non-U.S. Regulations

Applicable Dutch Legislation

We were incorporated under the law of the Netherlands by deed of May 21, 1987, and we are governed by book 2 of the Dutch Civil Code. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch corporate law. The summary below does not purport to be complete and is qualified in its entirety by reference to the articles of association and relevant Dutch corporate law.

The summary below sets forth our Articles of Association assuming that the amendment of our Articles of Association, which was resolved by our general meeting of shareholders at our annual general meeting of shareholders on March 18, 2005, has been executed. The amendment of our Articles of Association will be executed as soon as we have obtained the required declaration of no-objection from the Dutch Ministry of Justice.

We are subject to various provisions of the Dutch 1995 Act on the Supervision of the Securities Trade (*Wet toezicht effectenverkeer 1995*) (the "WTE") and, in particular, to the provisions summarized below.

Unless granted an exemption, we are subject to the (1) the prohibition from offering or proceeding with an issuance of securities without having prepared a prospectus in compliance with Dutch law (unless granted an exemption), (ii) the prohibition of proceeding with any transaction on our securities listed on a regulated market (or any other financial instrument or security whose value depends on these instruments) in the event where we would possess privileged information; and (iii) the requirement that we notify of all transactions on our securities and financial instruments the Dutch financial market authority (*Autoriteit Financiële Markten* or the "AFM"), as explained below.

We are also subject to various disclosure requirements in the Netherlands in accordance with section 5 of the WTE. These provisions provide that, unless we are granted an exemption, we must:

(i)   file our annual accounts and the auditors' report with the Registry of the Chamber of Commerce of Amsterdam with a copy to the AFM;

(ii)   file our half-yearly accounts; and

(iii)   publish any new information concerning our business that was not published in the Netherlands and could have a significant impact on our share price if it becomes public. The information is published as a press release with a copy to the AFM.

The provisions of the Dutch legislation regarding statements of ownership in our share capital are described below in "—Disclosure of Holdings".

Applicable French Legislation

As a result of our listing on Euronext Paris, certain provisions of French securities law and regulations are applicable to us. The AMF General Regulations, published in November 2004, provided resolutions applicable to foreign issuers: articles 211-1 to 214-21 of the AMF General Regulation, on the information to be transmitted in the event of a public offering of shares listed prior to the realization of the offering; articles 221-1 to 222-15 of the AMF General Regulation on periodical and permanent information obligations, except for the provision 222-12 which may not apply to us; articles 241-1 to 241-8 of the AMF General Regulation on the information to be transmitted during repurchases of securities listed on a regulated market as well as in the event of a request to list new shares; articles 611-1 to 622-2 of the AMF General Regulation on the use of privileged information; and articles 631-1 to 632-1 of the AMF General Regulation on the establishment of share prices.

Following the opening of Eurolist by Euronext™, all financial instruments formerly traded on the *Premier*, the *Second* and the *Nouveau Marché* are now listed on Eurolist's three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See "Item 9. Listing".

Regarding the regulation of public offerings, articles 231-1 to 237-13 of the AMF General Regulations related to bids, to public offerings of our shares, except for the provisions concerning the standing offer, the mandatory filing of a draft of the public offering and the squeeze out shall apply.

Other provisions of French securities regulations are not applicable to us.

In relation to French regulations, a foreign issuer is required to take the necessary provisions to allow shareholders to manage their investments and exercise their rights. In application of provisions 211-1 to 211-42 and 222-1 to 222-11 of the AMF General Regulations, as described below:

(i)   We are required to inform our shareholders of (a) the convening of general meetings of shareholders as well as the means provided to them to exercise their vote; (b) the payment of dividends; and (c) offering of new shares, subscription offerings, allocation of shares, waivers, and offerings to convert shares;

(ii)   We are also required to: (a) inform the public of any modification of the distribution of share capital in relation to information published earlier; (b) distribute through the intermediary of the French press any information related to our activity and the results for the first six months of each financial year within a four-month period as from the close of such financial year; (c) publish annual consolidated accounts and our management report within a six-month period as from the close of the financial year; and (d) inform the public of any changes to the rights attached to the different classes of shares;

(iii)   We are required to inform the AMF of any plans to modify our articles of association (*statuts*); and

(iv)   Furthermore, we must ensure that information diffused in France is identical to that which is communicated abroad.

Like French issuers, we may also file a *document de référence* to provide legal and financial information (shareholding, activities, management, financials) without including any information on a specific offering of securities. In practice, our annual report may be used as a *document de référence* provided that it contains the required information.

The *document de référence* is registered or filed, as applicable, with the AMF prior to its availability to the public. As we have already submitted three *documents de références* to the AMF, our *document de référence* will only need to be filed with the AMF.

Applicable Italian Legislation

Because our common shares are listed on the MTA, as described in "Item 9. Listing" above, we are required to publish certain information in order to comply with (i) the Financial Act and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements are related to: (i) information that may have an impact on our share price; (ii) exceptional transactions (i.e., capital increases, mergers, creation of joint subsidiaries, major acquisitions); (iii) periodic information (such as financial statements or information relating to the convening of general meetings of shareholders); and (iv) the publication of research, budgets and projections.

As a result of our admission to the S&P/MIB Index, we now must comply with certain additional stock market rules. These additional provisions require that we announce through a press release, prior to our year-end closing (i) the month in which the payment of this year's dividend, where applicable, is planned to take place (if different from the month when the previous dividend was distributed), and (ii) our intent, if any, of adopting a policy of distributing interim dividends for the following year, mentioning the months when the distribution of dividends and interim dividends will take place. In the event of a modification of the policy of distributing dividends, we shall be required to update such information in another press release. In addition, stock splits and certain other transactions must be carried out in accordance with the Borsa Italiana's calendar. We must notify the Italian stock market of any modification to the amount and distribution of our share capital. The notification must be made no later than one day after the modification has become effective under the rules to which we are subject.

We are required to communicate to the CONSOB and the Borsa Italiana S.p.A. the same information that we are required to disclose to the AMF and the AFM regarding transactions in our securities and any exercise of stock options by our Supervisory Board members and executive officers, as described below.

Articles of Association

Purposes of the Company (Article 2)

Article 2 of our Articles of Association sets forth the purposes of our company. According to Article 2, our purposes shall be to participate in or take, in any manner, any interests in other business enterprises; to manage such enterprises; to carry on business in semiconductors and electronic devices; to take and grant licenses and other industrial property interests; to assume commitments in the name of any enterprises with which we may be associated within a group of companies; and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforementioned objects.

Company and Trade Registry

We are registered with the Chamber of Commerce and Industry in Amsterdam (*Kamer van Koophandel en Fabrieken voor Amsterdam*) under no. 33194537.

Supervisory Board and Managing Board

Our Articles of Association do not include any provisions related to a Supervisory Board member's:

●   Power to vote on proposals, arrangements or contracts in which such member is directly interested;

- Power, in the absence of an independent quorum, to vote on compensation to themselves or any members of the Supervisory Board; or

- Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Our Supervisory Board Charter, however, explicitly prohibits members of our Supervisory Board from participating in voting on matters where any such member has a conflict of interest. Our Articles of Association provide that our general meeting of shareholders must adopt the compensation of our Supervisory Board members.

Neither our Articles of Association nor our Supervisory Board Charter have a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

Compensation of our Managing Board (Article 12)

Our Supervisory Board determines the compensation of the sole member of our Managing Board, within the scope of the compensation policy adopted by our general meeting of shareholders upon the proposal of our Supervisory Board. Our Supervisory Board will submit for approval by the general meeting of shareholders a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to our Managing Board and which criteria apply to an award or a modification.

Compensation of our Supervisory Board (Article 23)

Our general meeting of shareholders determines the compensation of our Supervisory Board members. Our meeting shall have the authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor.

Information from our Managing Board to our Supervisory Board (Article 18)

At least once per year our Managing Board shall inform our Supervisory Board in writing of the main features of our strategic policy, our general and financial risks and our management and control systems.

Our Managing Board shall then submit to our Supervisory Board for approval:

a) our operational and financial objectives;

b) our strategy designed to achieve the objectives; and

c) the parameters to be applied in relation to our strategy, *inter alia*, regarding financial ratios.

For more information on our Supervisory Board and our Managing Board, see "Item 6. Directors, Senior Management and Employees."

Adoption of Annual Accounts and Discharge of Management Liability (Article 25)

Each year, our Managing Board must prepare annual accounts, certified by one or several auditors appointed by the general meeting of shareholders, and submit them to the general meeting of shareholders for adoption within five months after the end of our financial year, unless the general meeting of shareholders has extended this period by a maximum of six months on account of special circumstances.

Each year, our general meeting of shareholders votes whether or not to discharge the members of our Supervisory Board and of our Managing Board for their supervision and management, respectively, during the previous financial year. In accordance with the applicable Dutch legislation, the discharge of the members of the Managing Board and the Supervisory Board must, in order to be effective, be the subject of a specific resolution on the agenda of our annual general meeting of shareholders. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

Distribution of Profits (Articles 25, 35, 36, 37, 38, 39, and 40)

Subject to certain exceptions, dividends may only be paid out of the profits as shown in the adopted annual accounts. The profits must first be used to set up and maintain reserves required by Dutch law and our articles of association. The Supervisory Board may, upon proposal of the Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintaining of reserves is at the disposal of the general meeting of shareholders. If the general meeting of shareholders resolves to distribute profits, preference shareholders shall first be paid a dividend if any preference shares are outstanding, which will be a percentage of the paid up part of the nominal value of their preference shares. No distribution may be made to the shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves. The profits remaining after payment has been made to preference shareholders may be distributed to the common shareholders.

Our general meeting of shareholders may, upon the proposal of the Supervisory Board, declare distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law. Pursuant to a resolution of our Supervisory Board, distributions approved by the general meeting of shareholders may be fully or partially made in the form of our new shares to be issued. Our Supervisory Board may, subject to certain statutory provisions, distribute one or more interim dividends in respect of any year before the accounts for such year have been adopted at a general meeting of shareholders. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to us.

At December 31, 2004, the amount of retained earnings available to pay dividends under Dutch law was approximately $7,699 million. Retained earnings for purposes of this calculation are based on our unconsolidated accounts using generally accepted accounting principles in the Netherlands ("Dutch GAAP"). The only material difference between our Dutch GAAP and U.S. GAAP accounts resulted because we canceled our accumulated deficit through a share capital reduction in 1993. Under U.S. GAAP, as this operation was not a quasi-reorganization, the net effect of the par value reduction was applied against capital surplus. At December 31, 2004, under U.S. GAAP, we had accumulated earnings of approximately $5,268 million.

For the history of dividends paid by us to our shareholders in the past five years, see "Item 8. Financial Information—Dividend Policy".

Goodwill Accounting

Under Dutch GAAP, we are required to amortize each year the goodwill and as such the relevant charge has been included in our statement of income as per Dutch Rules. Since 2002, with the introduction of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", U.S. GAAP no longer requires the amortization of goodwill which is subject to yearly tests for potential impairment.

Shareholders' Meetings and Voting Rights

Each registered shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of the articles of association.

Notice Convening the General Meeting of Shareholders (Articles 26, 27, 28 and 29)

Our ordinary general meetings of shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary general meetings of shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered holders of at least 10% of the total outstanding share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. In the event that the Managing Board or the Supervisory Board does not convene the general meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

We will give notice by mail to registered holders of shares of each shareholders' meeting, and will publish notice thereof in a national daily newspaper distributed throughout the Netherlands and in at least one daily newspaper in France and Italy, where our shares are also admitted for official quotation. Such notice shall be given no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by the shareholders and other persons entitled to attend general meetings of shareholders at our offices.

The notice of the annual general meeting of shareholders must include details on the agenda of the meeting and must indicate that the agenda may be consulted at our registered office. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders representing at least one-tenth of the share capital may, provided that the request was made at least five days prior to the date of the meeting, request that proposed resolutions be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend general meetings of shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our general meetings of shareholders who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000 unless we determine that such proposal would conflict with our substantial interests.

We are exempt from the proxy rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent. A voting collection agent must be appointed; Netherlands Management Company B.V. acts as our voting collection agent. Depository Trust Company ("DTC") will provide notice of general meetings of shareholders to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

Voting Rights (Articles 30, 31 and 33)

Each share is entitled to one vote.

All shareholders and other persons entitled to vote at general meetings of shareholders are entitled to attend the general meeting of shareholders, to address the general meeting of shareholders and to vote. The general meeting of shareholders may set forth rules regulating, *inter alia*, the length of time during which shareholders may speak in the general meeting. If there are no such applicable rules, the chairman of the meeting may regulate the time during which shareholders are entitled to speak if desirable for the orderly conduct of the meeting.

In order to exercise the aforementioned voting rights, holders of registered shares must notify us in writing of their intention to do so by the date mentioned on the notice of the general meeting of shareholders and at the place mentioned on the notice of the general meeting of shareholders. In addition, holders of type II shares must notify us of the number of shares they hold.

Shareholders may only exercise their voting rights at the general meeting for shares which are registered in their name both on the day referred to above and on the day of the meeting, except as specified above. We shall send a card of admission to the meeting to holders of registered shares who have notified us of their intention to attend. Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authorization, which must be shown for admittance to the meeting. All matters regarding admittance to the general meeting, the exercise of voting rights and the result of voting, as well as any other matters regarding the business of the general meeting, shall be decided upon by the chairman of that meeting, in accordance with the requirements of section 13 of the Dutch Civil Code.

Our articles of association allow for separate meetings for holders of common shares and for holders of preference shares. At a meeting of holders of preference shares at which the entire issued capital of shares of such class is represented, valid resolutions may be adopted even if the requirements in respect of the place of the meeting and the giving of notice have not been observed, *provided* that such resolutions are adopted by unanimous vote. Also, valid resolutions of preference shareholder meetings may be adopted outside a meeting if all holders of preference shares and holders of a right of usufruct on preference shares indicate by letter, telegram, telex communication or facsimile that they vote in favor of the proposed resolution, provided that no depositary receipts for preference shares have been issued with our cooperation.

Authority of the General Meeting of Shareholders (Articles 12, 16, 19, 25 and 41)

Our general meeting of shareholders decide upon (i) the approval of the written report of the Managing Board on the course of our business and the conduct of our affairs during the past financial year and the report of the Supervisory Board on the annual accounts; (ii) the adoption of the annual accounts and the distribution of dividends; (iii) the appointment of the members of the Supervisory Board and the Managing Board; and (iv) any other resolutions listed on the agenda by the Supervisory Board, the Managing Board or the shareholders.

Furthermore, our general meeting of shareholders has to approve resolutions of our Managing Board regarding a significant change in the identity or nature of us or our enterprise, including in any event (i) transferring our enterprise or practically our entire enterprise to a third party, (ii) entering into or canceling any long-term cooperation between us or a subsidiary ("dochtermaatschappij") of us and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us, and (iii) us or a subsidiary ("dochtermaatschappij") of us acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of our total assets according to our consolidated balance sheet and notes thereto in our most recently adopted annual accounts.

The articles of association may only be amended (and our liquidation can only be decided on) if amendments are proposed by our Supervisory Board and approved by a simple majority of the votes cast at a general meeting of shareholders at which at least 15% of the outstanding share capital is present or represented. The complete proposal for the amendment (or liquidation) must be made available for inspection by the shareholders and the other persons entitled to attend general meetings of shareholders at our offices as from the day of the notice convening such meeting until the end of the meeting. Any amendment of the articles of association that negatively affects the rights of the holders of a certain class of shares requires the prior approval of the meeting of holders of such class of shares.

Quorum and Majority (Articles 13 and 32)

Unless otherwise required by our articles of association or Dutch law, resolutions of general meetings of shareholders require the approval of a majority of the votes cast at a meeting at which at least 15% of the outstanding share capital is present or represented, subject to the provisions explained below. We may not vote our common shares held in treasury. Blank and invalid votes shall not be counted.

A quorum of shareholders, present or represented, holding at least half of our issued share capital, is required to dismiss a member of the Managing Board, unless the dismissal is proposed by the Supervisory Board. In the event of the lack of a quorum, a second general meeting must be held within four weeks, with no applicable quorum requirement. Any decision or authorization by the general meeting of shareholders which has the effect of eliminating or limiting preferential subscription rights may be taken by a simple majority if shareholders holding at least 15% of our issued share capital are present or represented at the general meeting.

Disclosure of Holdings

Our Articles of Association do not provide specific reporting requirements for the disclosure of holdings. However, holders of our shares may be subject to reporting obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*) (the "Disclosure Act") and the WTE. The following description contains a summary of these requirements. The holders of our common shares or other securities are advised to consult their legal counsel in order to determine if the reporting obligations described below are applicable to them.

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, the AFM if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Disclosure Act are 0% to less than 5%, 5% to less than 10%, 10% to less than 25%, 25% to less than 50%, 50% to less than 66⅔%, and 66⅔% or more.

On July 3, 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our share capital or voting rights must be reported.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person; (ii) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement; and (iii) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

In addition, pursuant to the WTE and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our common shares or securities the value of which is co-dependent on the value of our common shares (including, without limitation, an acquisition or disposal of our shares or depositary receipts issued for our shares or convertible bonds issued by us). If that shareholder who holds at least 25% is a legal entity and not an individual, the obligations under the WTE also apply to members of its Managing and Supervisory Boards. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity): (i) spouses; (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons; and (iii) relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares (or depositary receipts for our shares) in our capital or will obtain this percentage through the transaction.

As a result of the Dutch Disclosure Act, the sole member of our Managing Board and the members of our Supervisory Board are required to notify the AFM of all of their holdings in our share capital, including stock options, shares and voting rights, and to notify the AFM immediately of any change in the amount of their holdings and voting rights. We may make this notice on behalf of the Company and of the directors.

The AFM keeps a public registry of and publishes, on its website and in daily newspapers in each of the Member States of the European Economic Area in which the shares are traded on an official regulated market, all notifications made pursuant to the Disclosure Act and the WTE.

We are required to in turn inform the AMF of all such notifications provided by registered shareholders and beneficial owners to us.

Non-compliance with the reporting obligations under the Disclosure Act or the WTE could lead to criminal fines, administrative fines, imprisonment or other sanctions in the Netherlands. In addition, non-compliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our shares for a period of not more than five years.

Share Capital as of December 31, 2004

Our authorized share capital amounts to €1,809,600,000, allowing the issuance of 1,200,000,000 common shares and 540,000,000 preference shares, with a nominal value of €1.04 per share. The shares may not be issued at less than their par value; our common shares must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value at the time of their issuance.

As of December 31, 2004, we had issued 905,308,997 of our common shares, representing issued share capital of €941,521,357.

As of December 31, 2004, 891,908,997 common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans; (ii) common shares issuable upon conversion of our outstanding convertible debt securities; and (iii) 13.4 million shares repurchased in 2001 and 2002, as compared to 889,369,734 common shares outstanding as of December 31, 2003. As of December 31, 2004, the book value of our common shares held by us or our subsidiaries was $348 million and the face value was €13.9 million. As of December 31, 2004, options to acquire 65,424,207 common shares were outstanding. No preference shares are currently outstanding.

All of our issued common shares are fully paid up. Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by the company. There are no conditions imposed by the memorandum and articles of association governing changes in capital which are more stringent than is required by law.

Shares can be issued in registered form only. Share registers are maintained in New York by The Bank of New York, the New York Transfer Agent and Registrar (the "New York Registry"), and in Amsterdam, the Netherlands, by Netherlands Management Company B.V., the Dutch Transfer Agent and Registrar (the "Dutch Registry"). Shares of New York Registry held through The Depository Trust Company ("DTC") are registered in the name of Cede & Co., the nominee of DTC, and shares of Dutch Registry held through the French clearance and settlement system, Euroclear France, are registered in the name of Euroclear France or its nominee.

Non-issued Authorized Share Capital as of December 31, 2004

Non-issued authorized share capital, which is different from issued capital, allows us to proceed with capital increases excluding the preemptive rights, upon the Supervisory Board's decision, within the limits of the authorization granted by the general meeting of April 23, 2004. Such a decision can be taken to allow us to benefit from the best conditions offered by the international capital markets in our interest and that of all of our shareholders. In the past, particularly in 1994, 1995, and 1998, we proceeded with capital increases, upon the single decision of the Supervisory Board, to accompany sales of our shares made by our shareholders. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of the Supervisory Board acting on the delegation granted to it by the general meeting of shareholders, cannot therefore be evaluated.

Other Securities Giving Access to Our Share Capital as of December 31, 2004

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in "Item 6. Directors, Senior Management and Employees"; (iii) the exchangeable bonds convertible into our shares issued by France Telecom in July 2002 and by Finmeccanica Finance S.A. in August and September 2003, which are described above in "Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders"; and (iv) our 2013 Bonds as described above.

Securities Not Representing Our Share Capital
None.

Preemptive Rights and Preference Shares (Article 4)

Unless excluded or limited by the general meeting of shareholders or the Supervisory Board according to the conditions described below, each holder of ordinary shares has a *pro rata* preemptive right to subscribe to an offering of ordinary shares issued for cash in proportion to the number of ordinary shares which he owns. There is no preemptive right with respect to an offering of shares for non-cash consideration, with respect to an offering of shares to our employees or to the employees of one of our subsidiaries, or with respect to preference shares.

The general meeting of shareholders, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The general meeting of shareholders may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. The shares cannot be issued at below par and must be fully paid up at the time of their issuance.

The general meeting of shareholders, upon proposal by the Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the general meeting of shareholders must be taken with a majority of at least two-thirds of the votes cast if at such general meeting of shareholders less than 50% of the outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a general meeting of shareholders at which at least 15% of our outstanding share capital is present or represented. The general meeting of shareholders may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights.

Pursuant to a shareholders' resolution adopted at the annual general meeting of shareholders on April 23, 2004, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual general meeting of shareholders.

Except as stated below, the Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.

Upon the proposal of the Supervisory Board, the general meeting of shareholders may, in accordance with the legal provisions, reduce our issued capital by canceling the shares that we hold in treasury, by reducing the par value of the shares or by canceling the preference shares.

See "Item 7. Major Shareholders and Related-Party Transactions" for details on changes in the distribution of our share capital over the past three years.

We may issue preference shares in certain circumstances. On May 31, 1999, our shareholders at the annual general meeting of shareholders approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000.

The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. See "Item 3. Key Information—Risk Factors—Our shareholder structure and our preference shares may deter a change of control".

On May 31, 1999, we entered into an option agreement involving preference shares with ST Holding II in order to protect ourselves from a hostile take-over or other similar action. See "Item 7. Major Shareholders and Related-Party Transactions—Shareholders' Agreements—Preference Shares".

No preference shares have been issued to date and therefore none are currently outstanding.

Changes to Our Share Capital and Stock Option Grants

Year	Transaction	Number of Shares	Nominal Value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase / reduction in capital	Amount of issue premium (euro)	Cumulative - issue premium (euro)
December 31, 1999 ...	LYONs conversion	939,528	3.12	904,201,397	289,808,140	2,931,327	39,477,692	1,184,769,850
May 5, 2000..............	Exercise of options	467,725	3.12	905,660,699	290,275,865	1,459,302	7,164,432	1,191,934,282
May 5, 2000..............	LYONs conversion	5,365,888	3.12	922,402,269	295,641,753	16,741,571	234,054,348	1,425,988,630
May 5, 2000..............	3:1 Stock Split	591,283,506	1.04	922,402,269	886,925,259			1,425,988,630
July 1, 2000	Exercise of options	248,275	1.04	922,660,475	887,173,534	258,206	2,018,275	1,428,006,905
July 1, 2000	LYONs conversion	346,518	1.04	923,020,854	887,520,052	360,379	5,653,989	1,433,660,894
December 31, 2000 ...	Exercise of options	896,674	1.04	923,953,395	888,416,726	932,541	27,418,268	1,461,079,162
December 31, 2000 ...	LYONs conversion	1,464,561	1.04	925,476,538	889,881,287	1,523,143	23,332,858	1,484,412,020
March 31, 2001	Exercise of options	277,695	1.04	925,765,341	890,158,982	288,803	2,319,055	1,486,731,074
March 31, 2001	LYONs conversion	151,251	1.04	925,922,642	890,310,233	157,301	2,453,756	1,489,184,830
December 31, 2001 ...	Exercise of options	2,062,234	1.04	928,067,365	892,372,467	2,144,723	44,383,800	1,533,568,630
December 31, 2001 ...	LYONs conversion	6,726,714	1.04	935,063,148	899,099,181	6,995,782	114,600,190	1,648,168,820
March 30, 2002	Exercise of options	140,455	1.04	935,209,221	899,239,636	146,073	1,081,691	1,649,250,511
September 28, 2002...	LYONs conversion	945	1.04	935,210,204	899,240,581	983	30,482	1,649,280,993
September 28, 2002...	Exercise of options and employee stock purchases	601,284	1.04	935,835,540	899,841,865	625,335	10,830,842	1,660,111,835
December 31, 2002 ...	Exercise of options and employee stock purchases	1,081,689	1.04	936,960,496	900,923,554	1,124,957	15,671,916	1,675,783,751
March 29, 2003	Exercise of options	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
June 28, 2003.............	Exercise of options and employee stock purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 27, 2003...	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003 ...	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473
June 26, 2004.............	Exercise of options	84,740	1.04	941,011,786	904,819,025	88,130	1,640,712	1,704,269,185
September 25, 2004...	Exercise of options	65,990	1.04	941,080,416	904,885,015	68,630	605,542	1,704,874,727
September 25, 2004...	Bonds conversion	101	1.04	941,080,521	904,885,116	105	7,006	1,704,881,733
December 31, 2004 ...	Exercise of options	422,120	1.04	941,519,525	905,307,236	439,005	4,021,536	1,708,903,269
December 31, 2004 ...	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494

Liquidation Rights (Articles 42 and 43)

In the event of our dissolution and liquidation, after payment of all debts and liquidation expenses, the holders of preference shares if issued, would receive the paid up portion of the nominal amount of their preference shares. Any assets then remaining shall be distributed among the registered holders of common shares in proportion to the nominal value of their shareholdings.

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the general meeting of shareholders has authorized the Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are not subject to any acquisition price conditions.

Our articles of association have been amended effective as of May 5, 2000, implementing a resolution of the general meeting of shareholders held on April 26, 2000, to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of the general meeting of shareholders. The AMF has not approved of any share buy-back programs.

In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders on April 25, 2001. As a result of these two repurchases, as at December 31, 2004, we held 13.4 million of our common shares in treasury. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock-based compensation pursuant to the 2001 plan.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by the articles of association on the right of non-resident holders to hold or vote the shares.

Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the past two years.

Exchange Controls

None.

Taxation

Dutch Taxation

This is a general summary and the tax consequences as described here may not apply to you. You should consult your own tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of common shares. It does not discuss every aspect of taxation that may be relevant to a particular holder of common shares under special circumstances or who is subject to special treatment under applicable law.

This summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Form 20-F. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall therefore be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. The laws upon which this summary is based are subject to change, possibly with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect any such changes.

Taxes on income and capital gains

The summary set out in this section "Taxes on income and capital gains" only applies to a holder of common shares who is a Non-Resident holder of common shares.

You are a Non-Resident holder of common shares if you satisfy the following tests:

● you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

● your common shares and income or capital gains derived there from have no connection with your past, present or future employment, if any; and

● your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise.

Generally, if you hold an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present.

- You alone or, if you are an individual, together with your partner (*partner*), if any, have, directly or indirectly, the ownership of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares, or the ownership of profit participating certificates (*winstbewijzen*) that relate to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

- Shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by you or are deemed to have been acquired by you under a non-recognition provision.

- Your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner have a substantial interest (as described under 1. and 2. above) in us.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are a holder of common shares, but you do not satisfy test a., b. and/or c. above, your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.

If you are a Non-Resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gains realized on the disposal of common shares, provided that both of the following conditions are satisfied.

- If you derive profits from an enterprise, whether as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be, your common shares are not attributable to such enterprise or, in case the common shares are attributable to such enterprise, the benefits there from are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969.

- You do not derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands.

The concept "dividends distributed by us" as used in this taxation summary includes, but is not limited to, the following:

- distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

- liquidation proceeds and proceeds of redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

- the par value of shares issued by us to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

- partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (*zuivere winst*), unless (a) our general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

If you are an individual you may, *inter alia*, derive benefits from common shares that are taxable as benefits from miscellaneous activities in the following circumstances, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

- Your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (*voorkennis*) or comparable forms of special knowledge; or

- You make or are deemed to make common shares available, legally or in fact, directly or indirectly, to a related party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described therein.

Dividend withholding tax

The summary set out in this section "Dividend withholding tax" only applies to a holder of common shares who is a Non-Resident holder of common shares. See the section "Taxes on income and capital gains" for a description of the term Non-Resident holder of common shares. If you are a holder of common shares, but you are not a Non-resident holder of common shares, your Dutch dividend withholding tax position is not discussed in this Form 20-F.

Dividends distributed by STMicroelectronics N.V. are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%.

If a Non-Resident holder of common shares is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double tax treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. In addition, a qualifying parent company within the meaning of the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended) is, subject to certain conditions, entitled to an exemption from dividend withholding tax. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (*uiteindelijk gerechtigde*) of dividends distributed by us. A holder of common shares who receives proceeds there from shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (*kortlopende genotsrechten op aandelen*), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.

The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties, the tax Arrangement for the Kingdom (*Belastingregeling voor het Koninkrijk*) and the EU Parent Subsidiary Directive.

Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and the protocols thereto (the "U.S./Netherlands Income Tax Treaty"), the Dutch dividend withholding tax rate on dividends distributed by us on common shares held by a Non-resident holder of securities who is resident in the United States and who is entitled to the benefits of the U.S./Netherlands Income Tax Treaty will generally be reduced to 15%. The U.S./Netherlands Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./Netherlands Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Netherlands tax forms in accordance with the Dutch implementation regulations under the U.S./Netherlands Income Tax Treaty. If such forms are not duly and timely supplied, we generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-resident holder of common shares who holds common shares, who is resident in the United States and who is entitled to the benefits of the U.S./Netherlands Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./Netherlands Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities pursuant to the term set forth therein.

If we receive a profit distribution from a foreign entity, or a repatriation of foreign branch profit that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we would be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by us.

Non-resident holders of securities are urged to consult their tax advisers regarding the general creditability or deductibility of Netherlands dividend withholding tax and, in particular, the impact to such investors of our potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

If you acquire common shares as a gift (in form or in substance) or if you acquire or are deemed to acquire common shares on the death of an individual, you will not be subject to Dutch gift tax or to Dutch inheritance tax (as the case may be), unless:

● the donor or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax (as the case may be); or

● the common shares are or were attributable to an enterprise or part of an enterprise that the donor or deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

● the donor made a gift of common shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Capital tax

We are subject to Dutch capital tax at a rate of 0.55% on any contribution we receive in respect of common shares, unless an exemption applies.

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common shares by a U.S. Holder, as defined below. You will be a U.S. Holder if you are a beneficial owner of common shares (a) who owns (directly, indirectly or by attribution) less than 10% of our outstanding share capital or voting stock, (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a U.S. domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, (c) who holds the common shares as capital assets, (d) whose functional currency is the U.S. dollar, (e) who is a resident of the United States and not also a resident of the Netherlands for purposes of the U.S./Netherlands Income Tax Treaty, (f) who is entitled under the "limitation on benefits" provisions contained in the U.S./Netherlands Income Tax Treaty to the benefits of the U.S./Netherlands Income Tax Treaty and (g) who does not have a permanent establishment or fixed base in the Netherlands. Certain holders (including, but not limited to, U.S. expatriates, tax-exempt entities, persons subject to the alternative minimum tax, securities broker-dealers, banks and other financial institutions, regulated investment companies, insurance companies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the common shares in a hedging transaction or as part of a straddle or conversion transaction and persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. Because this is a general summary, Holders are advised to consult their own tax advisers with respect to the U.S. federal, state, local and applicable foreign tax consequences of the ownership and disposition of common shares.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds common shares, the

Holder is urged to consult its own tax adviser regarding the specific tax consequences of the ownership and disposition of such common shares.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary Treasury regulations promulgated thereunder, the U.S./Netherlands Income Tax Treaty, judicial decisions, rulings and administrative pronouncements as of the date hereof, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

Dividends

For U.S. federal income tax purposes, the gross amount of distributions made by us with respect to the common shares (including the amount of any Netherlands taxes withheld therefrom), generally will be includable in your gross income as foreign source dividend income. Corporate U.S. Holders will not be eligible for the dividends-received deduction in respect of dividends paid by us. The amount of any distribution paid in euros (including the amount of any Netherlands withholding tax therefrom) will be equal to the U.S. dollar value of such euros on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you convert the euros into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If you do not convert the euros, you generally will have a basis in the euros equal to their U.S. dollar value on the date of the receipt. Gain or loss, if any, recognized on a subsequent conversion or other disposition of such euro amounts generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash generally will be the fair market value of such property determined on the date of distribution.

If you are an accrual method taxpayer, for taxable years beginning before 2005, you must translate Dutch taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Dutch taxes relative to your U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, if you are an accrual method taxpayer, you may elect to translate Dutch taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the U.S. Internal Revenue Service (the "IRS").

Subject to certain limitations, Netherlands taxes withheld from a distribution paid to you at the rate provided in the U.S./Netherlands Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. Under current Dutch law, we may be permitted, under certain circumstances, to deduct and retain from such withholding a portion of the amount that would otherwise be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. To the extent that we have withheld an amount from dividends paid to shareholders which we then are not required to remit to any taxing authority in the Netherlands, such amount in all likelihood would not qualify as a creditable tax for U.S. tax purposes. We will endeavor to provide to you information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute "passive income" or in the case of certain U.S. Holders, "financial services income". Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income". The rules relating to the determination of the U.S. foreign tax credit are complex and you should consult your own tax adviser to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit you instead may claim an itemized deduction for all foreign taxes paid or accrued in the taxable year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

If a you are a non-corporate U.S. Holder the U.S. dollar amount of any dividends paid to you prior to January 1, 2009 that constitute qualified dividend income generally will be taxable at a maximum rate of 15%, provided that you met certain holding period and other requirements. Dividends that we pay with respect to our shares generally will be qualified dividend income if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a passive foreign investment company ("PFIC"). We currently believe that dividends paid with respect to our common shares will constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and is subject to change. The U.S. Treasury and the IRS have announced their intention to promulgate rules pursuant to which Holders of common shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. You are urged to consult your own tax adviser regarding the availability to you of the reduced dividend rate in light of your own particular situation and the computations of your foreign tax credit limitation with respect to any qualified dividends paid to you, as applicable.

Sale or Other Disposition of Common Shares

Upon a sale or other disposition of common shares, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such common shares. Any such gain or loss generally will be U.S. source gain or loss and will be treated as long-term gain or loss if your holding period in the common shares exceeds one year. In the case of certain U.S. Holders (including individuals), any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Status

A non-U.S. corporation, such as STMicroelectronics, will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), gains on certain securities or commodities transactions or gains on the disposition of certain minority interests), or at least 50% of the quarterly average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the taxable year ending December 31, 2004. If we were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of common shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the common shares. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. You should consult your own tax adviser regarding the potential application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of common shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) will not be subject to these information reporting requirements and backup withholding rules. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Holders of common shares should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Documents On Display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Our Articles of Association, the minutes of our annual general meetings of shareholders, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our registered office at Schiphol Airport Amsterdam, the Netherlands, at the registered offices of the Supervisory Board in Geneva, Switzerland and at Crédit Agricole-Indosuez, 9, Quai du Président Paul-Doumer, 92400 Courbevoie, France.

You may review a copy of our filings with the U.S. Securities and Exchange Commission (the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY U.S. WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET AT HTTP://WWW.SEC.GOV. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of The Bank of New York, as New York Share Registrar, at One Wall Street, New York, NY 10286 (telephone: 1-888-269-2377).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal interest rate risks to which we are exposed relate to our investment portfolio and long-term debt obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2005.

The functional currency of our subsidiaries is generally the local currency. Our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange contracts. The magnitude and nature of such activities are explained further in Note 28 to the Consolidated Financial Statements.

We place our cash and cash equivalents with high credit quality financial institutions. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. We are averse to principal loss and manage the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk.

From time to time, we may use cash on hand to purchase short-term financial instruments as part of our treasury management strategy. These instruments may have returns that depend on certain credit events of reference debt obligations issued by reference issuers consisting of different banks with a minimum credit rating.

Interest is payable to us on such instruments through the final maturity, typically before the end of the financial year, unless suspended upon an earlier credit event under the relevant reference debt or of the relevant reference issuer. For certain short-term financial instruments, principal would be repaid to us at final maturity, unless such a credit event occurs, in which event early repayment of principal would be reduced based on the decline in value of the relevant reference debt. While we place our cash and cash equivalents with high credit quality financial institutions and manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures, we do not normally require collateral or other security from the parties to the financial instruments. Thus, no assurance can be given that a rapid, unanticipated crisis in the global financial system would not have an adverse impact on our results of operations and cash flow.

We enter into forward contracts and foreign currency options to protect against the volatility of foreign currency exchange rates and to cover a portion of both our probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.

Forward contracts outstanding as of December 31, 2004 have remaining terms of four days to seven months, which mature on average after 90 days. The notional amounts of foreign exchange forward contracts totaled $8,852 million and $1,568 million at December 31, 2004 and 2003, respectively. The principal currencies covered are the U.S. dollar, the euro, the Japanese yen and the Singapore Dollar.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2004. The information below should be read in conjunction with Note 28 to the Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2005	2006	2007	2008	2009	Thereafter	Fair value at December 31, 2004
Assets:								
Cash equivalents	1,950							1,950
Average interest rate	2.28%							
Long-term debt:								
Fixed rate...........................	1,900	133	145	115	29	27	1,451	1,831
Average interest rate	0.30%	2.68%	2.69%	2.62%	1.93%	1.84%	(0.41)%	

	Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2004:	
U.S. dollar	1,404
Euro	324
Singapore dollar	153
Other currencies	19
Total in U.S. dollars...	**1,900**

	Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2003	
U.S. dollar	2,574
Euro	304
Singapore dollar	148
Other currencies	24
Total in U.S. dollars...	**3,050**

The following table provides information about our foreign exchange forward contracts at December 31, 2004 (in millions of U.S. dollars):

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value
Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:				
U.S. dollar	Singapore dollar	1,120	0.61	(14)
U.S. dollar	Japanese yen[1]	76	0.01	(2)
U.S. dollar	Canadian dollar	70	0.83	(1)
U.S. dollar	Euro	2,388	0.73	(91)
Total		**3,654**		**(108)**

(1) Forward exchange rate for 100 Japanese yen.

Foreign currency forward exchange contracts to buy euros for foreign currencies:

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value
Euro	U.S. dollar	4,803	0.73	187
Euro	Malaysian ringgit	7	0.19	0
Euro	Singapore dollar	6	0.45	0
Total		**4,816**		**187**
Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:[1]				
Japanese yen	Singapore dollar	39	62.74	0
Japanese yen	U.S. dollar	30	102.41	0
Japanese yen	Euro	37	140.93	0
Japanese yen	Malaysian ringgit	1	0.04	0
Total		**107**		**0**
Foreign currency forward exchange contracts to buy Indian rupees for foreign currencies:				
Indian rupees	U.S. dollar	9	43.51	0
Foreign currency forward exchange contracts to buy British pounds for foreign currencies:				
British pounds	U.S. dollar	42	1.93	1
Foreign currency forward exchange contracts to buy Maltese lira for foreign currencies:				
Maltese lira	U.S. dollar	197	3.14	11
Foreign currency forward exchange contracts to buy Swedish krone for foreign currencies:				
Swedish krone	U.S. dollar	27	6.63	0
Total		**8,852**		**91**

(1) Forward exchange rate for 100 Japanese yen.

The following table provides information about our foreign exchange forward contracts at December 31, 2003 (in millions of U.S. dollars):

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value
Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:				
U.S. dollar	Singapore dollar	380	0.59	(4)
U.S. dollar	Japanese yen[1]	103	0.01	(2)
U.S. dollar	Canadian dollar	66	0.78	(2)
Total		**549**		**(8)**

(1) Forward exchange rate for 100 Japanese yen.

Foreign currency forward exchange contracts to buy euros for foreign currencies:

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value
Euro	U.S. dollar	396	0.79	20
Euro	Japanese yen	7	0.01	0
Euro	Swiss francs	1	0.64	0
Total		**404**		**20**
Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:[1]				
Japanese yen	Singapore dollar	32	62.91	0
Japanese yen	U.S. dollar	21	106.75	0
Japanese yen	Euro	9	135.00	0
Total		**62**		**0**
Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies:				
Swiss francs	Euro	1	1.56	0
Swiss francs	Singapore dollar	0	1.38	0
Total		**1**		**0**
Foreign currency forward exchange contracts to buy Indian rupees for foreign currencies:				
Indian rupees	U.S. dollar	8	45.53	0
Foreign currency forward exchange contracts to buy Maltese lira for foreign currencies:				
Maltese lira	U.S. dollar	205	2.90	17
Foreign currency forward exchange contracts to buy Swedish krone for foreign currencies:				
Swedish krone	U.S. dollar	339	7.18	1
Total		**1,568**		**30**

(1) Forward exchange rate for 100 Japanese yen.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(f)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by the annual report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Reviews

We have sent this Annual Report on Form 20-F to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we filed it with the Securities and Exchange Commission.

Item 16A. Audit Committee Financial Expert

In 2004, our Supervisory Board concluded that three of its Audit Committee members, Messrs. Dunn, Gallo and Gavois, qualified as "audit committee financial experts" as defined in Item 16A of Form 20-F during fiscal year 2004. Mr. Gallo's appointment to our Supervisory Board expired at our recent shareholders' meeting.

Item 16B. Code of Ethics

Code of Business Conduct and Ethics

Since 1987, we have had a Code of Business Conduct and Ethics for all of our employees, including our chief executive officer and chief financial officer. We have adapted this Code to reflect recent regulatory changes. The Code is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Code provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers N.V. has served as our independent registered public accounting firm for each of the fiscal years since 1996. The auditors are elected by the general meeting of shareholders once every three years. PricewaterhouseCoopers N.V. was reelected for a three-year term by our March 2005 shareholders meeting to expire at our shareholders meeting in 2008.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2003 and 2004.

	2004	Percentage of Total Fees	2003	Percentage of Total Fees
Audit Fees				
Statutory audit, certification, audit of individual and consolidated financial statements..	$2,079,857	93%	$1,466,200	60%
Audit-related fees...	125,282	6%	690,299	28%
Non-audit Fees				
Tax compliance fees	25,668	1%	292,760	12%
Other fees	—	—	—	—
Total..	**$2,230,807**	**100%**	**$2,449,259**	**100%**

Audit Fees consist of fees billed for the annual audit of our company's consolidated financial statements, the statutory audit of the financial statements of the Company's subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent auditor can reasonably provide, such as comfort letters, certain regulatory-required attest and certifications letters, consents and the review of documents filed with U.S., French and Italian stock exchanges.

Audit-related services are assurance and related fees consisting of the audit of employee benefit plans, due diligence services related to acquisitions and certain agreed-upon procedures.

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and expatriate tax compliance.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for selecting the independent registered public accounting firm to be employed by us to audit our financial statements, subject to ratification by the Supervisory Board and approval by our shareholders for appointment. Our Audit Committee also assumes responsibility (in accordance with Dutch law) for the retention, compensation, oversight and termination of any independent auditor employed by us. The Company has adopted a policy (the "Policy"), which was approved in advance by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent auditors (PricewaterhouseCoopers). The Policy defines those audit-related services eligible to be approved by the Audit Committee.

All engagements with the external auditors, regardless of amount, must be authorized in advance by our Audit Committee, pursuant to the Policy and its pre-approval authorization or otherwise.

The independent auditors submit a proposal for audit-related services to our Audit Committee on a quarterly basis in order to obtain prior authorization for the amount and scope of the services. The independent auditors must state in the proposal that none of the proposed services affect their independence. The proposal must be endorsed by the office of our CFO with an explanation of why the service is needed and the reason for sourcing it to the audit firm and validation of the amount of fees requested.

We do not intend to retain our independent auditors for permissible non-audit services other than by exception and within a limited amount of fees, and the Policy provides that such services must be explicitly authorized by the Audit Committee.

The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2004, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that may yet be Purchased under the Programs
2004-01-01 to 2004-01-31	—	—	—	—
2004-02-01 to 2004-02-28	—	—	—	—
2004-03-01 to 2004-03-31	—	—	—	—
2004-04-01 to 2004-04-30	—	—	—	—
2004-05-01 to 2003-05-31	—	—	—	—
2004-06-01 to 2004-06-30	—	—	—	—
2004-07-01 to 2004-07-31	—	—	—	—
2004-08-01 to 2004-08-31	—	—	—	—
2004-09-01 to 2004-09-30	909,778,000	$885.91	909,778,000	8,103,000
2004-10-01 to 2004-10-31	—	—	—	—
2004-11-01 to 2003-11-30	8,103,000	$ 888.96	8,103,000	—
2004-12-01 to 2004-06-31	—	—	—	—

As noted in the table above, during 2004, we repurchased in cash the entire amount of our Liquid Yield Option Notes^{TM} due 2009 ("2009 LYONs") initially issued in 1999 pursuant to the terms of the indenture under which they were issued. The amounts repurchased in September 2004 were pursuant to the election of holders of our 2009 LYONs to require us to repurchase any amount outstanding on September 23, 2004, and the amounts repurchased in November 2004 were pursuant to our option to repurchase outstanding 2009 LYONs after September 23, 2004.

We currently hold 13,400,000 of our common shares in treasury pursuant to repurchases made in prior years. We did not purchase any common shares in 2004. We have not announced any additional repurchase programs.

We note that on November 16, 2000, we issued $2,146 million initial aggregate principal amount of zero-coupon senior convertible bonds due 2010 (the "2010 Bonds"), for net proceeds of $1,458 million. The 2010 Bonds are not "equity securities", as they were not registered in the United States. As previously disclosed, while not noted in the table above, in 2003 we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds and in 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity of a total amount paid of $375 million.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

1.1   Amended and Restated Articles of Association of STMicroelectronics N.V., as approved by the annual general meeting of shareholders on March 18, 2005.

8.1   Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements).

12.1   Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2   Certification of Pasquale Pistorio, former President and Chief Executive Officer of STMicroelectronics N.V. (retirement effective March 18, 2005), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3   Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1   Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., Pasquale Pistorio, former President and Chief Executive Officer of STMicroelectronics N.V. (retirement effective March 18, 2005) and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)   Consent of Independent Registered Public Accounting Firm.

CERTAIN TERMS

3G	Third generation (of wireless phones)
ADSL	Assymetrical digital subscriber line
ASD	Application-specific discrete technology
ASIC	Application-specific IC
ASSP	Application-specific standard product
BCD	Bipolar, CMOS and DMOS process technology
BiCMOS	Bipolar and CMOS process technology
CAD	Computer aided design
CIM	Computer integrated manufacturing
CMOS	Complementary metal-on silicon oxide semiconductor
CODEC	Audio coding and decoding functions
CPE	Customer premises' equipment modem products
DDX	Direct digital amplifications
DMOS	Diffused metal-on silicon oxide semiconductor
DRAM	Dynamic random access memory
DSL	Digital subscriber line
DSLAM	Digital subscriber line access multiplexer
DSP	Digital signal processor
EMAS	The Eco-Management and Audit Scheme (EAMS), the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	Electrically erasable programmable read-only memory
EPROM	Erasable programmable read-only memory
GPRS	Global Packet Radio Service
GPS	Global positioning system
GSM	Global System for Mobile communications
GSM/GPRS	The European standard for mobile phones
HCMOS	High-speed complementary metal-on silicon oxide semiconductor
HDD	Hard-disk drive
HDTV	High-definition television
IC	Integrated circuit
ICU	Intelligent Controller Units
IGBT	Insulated gate bipolar transistors
IPAD	Integrated Passive and Active Devices
ISO	International Organization for Standardization
K-bit	Kilobit
LAN	Local area network
LCD	Liquid crystal display
M-bit	Megabit
MEMS	Micro-Electro-Mechanical System
MIPI	Mobile Industry Processor Interface Alliance
MOS	Metal-on silicon oxide semiconductor process technology
MOSFET	Metal-on silicon oxide semiconductor field effect transistor
MPEG	Motion picture experts group
MPU	Microprocessor unit
NAND Flash	Nonvolatile memory used for data storage
NOR Flash	Nonvolatile memory used for code and program storage
NVRAM	Nonvolatile RAM
OEM	Original equipment manufacturer
OMAPI	Open mobile application processor interfaces, the name of the joint open standard for wireless application processor interfaces being developed with Texas Instruments to promote faster and broader deployment of multimedia-enhanced mobile devices and applications
OTP	One-time programmable
PROM	Programmable read-only memory

PSM	Programmable System Memories
RAM	Random access memory
RF	Radio frequency
RISC	Reduced instruction set computing
ROM	Read-only memory
RTC	Real-time clock or RTC families within our Microcontroller, Linear, and Discrete Group
SAM	Serviceable available market
SLIC	Subscriber line interface card
SMPS	Switch-mode power supply
SoC	System-on-Chip
SOI	Silicon-On-Insulator
SRAM	Static random access memory
TAM	Total available market
Thyristors	Switching devices that do not require any control current once they are turned on (once the pulse is removed, the Thyristor continues to conduct)
Triacs	Three-terminal semiconductors for controlling current in either direction
USB	Universal serial bus
VIPpower	Vertical intelligent power
VLSI	Very large scale integration
VDSL	Very-high-bit rate digital subscriber line
XDSL	Digital Subscriber Line

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 23, 2005

By: /s/ Carlo Bozotti

Carlo Bozotti
President and Chief Executive Officer

STMICROELECTRONICS N.V.

By: /s/ Pasquale Pistorio

Pasquale Pistorio
Former President and Chief Executive Officer
(Retirement effective March 18, 2005)

CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

PRICEWATERHOUSECOOPERS [PwC]

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
Case postale 2895
1211 Genève 2
Telephone +41 22 748 51 11
Fax +41 22 748 51 15

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers S.A.

M Foley   H-J Hofer

Geneva, February 16, 2005

PricewaterhouseCoopers is represented in more than 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended		
	December 31, 2004	December 31, 2003	December 31, 2002
	(in millions of U.S. dollars, except per share amounts)		
Net sales	8,756	7,234	6,270
Other revenues	4	4	48
Net revenues	**8,760**	**7,238**	**6,318**
Cost of sales	(5,532)	(4,672)	(4,020)
Gross profit	**3,228**	**2,566**	**2,298**
Selling, general and administrative	(947)	(785)	(648)
Research and development	(1,532)	(1,238)	(1,022)
Other income and expenses, net	10	(4)	7
Impairment, restructuring charges and other related closure costs	(76)	(205)	(34)
Operating income	**683**	**334**	**601**
Interest expense, net	(3)	(52)	(68)
Loss on equity investments	(4)	(1)	(11)
Loss on extinguishment of convertible debt	(4)	(39)	—
Income before income taxes and minority interests	**672**	**242**	**522**
Income tax benefit (expense)	(68)	14	(89)
Income before minority interests	**604**	**256**	**433**
Minority interests	(3)	(3)	(4)
Net income	**601**	**253**	**429**
Earnings per share (Basic)	**0.67**	**0.29**	**0.48**
Earnings per share (Diluted)	**0.65**	**0.27**	**0.48**

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at	
	December 31, 2004	December 31, 2003
	(in millions of U.S. dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents..	1,950	2,998
Trade accounts receivable, net...	1,408	1,272
Inventories, net	1,344	1,129
Deferred tax assets...	140	106
Other receivables and assets	785	616
Total current assets	**5,627**	**6,121**
Goodwill..	264	267
Other intangible assets, net	291	325
Property, plant and equipment, net..	7,442	6,620
Long-term deferred tax assets..	59	45
Investments and other non-current assets..	117	99
	8,173	**7,356**
Total assets...	**13,800**	**13,477**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank overdrafts..	58	45
Current portion of long-term debt...	133	106
Trade accounts payable	1,352	1,044
Other payables and accrued liabilities...	776	693
Deferred tax liabilities...	17	10
Accrued income tax..	176	179
Total current liabilities	**2,512**	**2,077**
Long-term debt	1,767	2,944
Reserve for pension and termination indemnities.............................	285	236
Long-term deferred tax liabilities	63	37
Other non-current liabilities	15	38
	2,130	**3,255**
Total liabilities..	**4,642**	**5,332**
Commitment and contingencies		
Minority interests...	**48**	**45**
Common stock:..	1,150	1,146
• common shares: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 905,308,997 shares issued, 891,908,997 shares outstanding		
• preferred shares: 540,000,000 shares authorized, not issued		
Capital surplus	1,924	1,905
Accumulated result	5,268	4,774
Accumulated other comprehensive income..	1,116	623
Treasury stock..	(348)	(348)
Shareholders' equity..	**9,110**	**8,100**
Total liabilities and shareholders' equity	**13,800**	**13,477**

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended		
	December 31, 2004	December 31, 2003	December 31, 2002
	(in millions of U.S. dollars)		
Cash flows from operating activities:			
Net income	601	253	429
Items to reconcile net income and cash flows from operating activities:			
Depreciation and amortization	1,837	1,608	1,382
Amortization of discount on convertible debt	28	68	87
Loss on extinguishment of convertible debt	4	39	—
Gain on the sale of marketable securities	—	(4)	(1)
Other non-cash items	5	(53)	27
Minority interest in net income of subsidiaries	3	3	4
Deferred income tax	(6)	(131)	14
Loss on equity investments	4	1	11
Impairment, restructuring charges and other related closure costs, net of cash payments	8	197	11
Changes in assets and liabilities:			
Trade receivables, net	(119)	(109)	(129)
Inventories, net	(144)	(75)	(71)
Trade payables	128	(8)	(21)
Other assets and liabilities, net	(7)	131	(30)
Net cash from operating activities	**2,342**	**1,920**	**1,713**
Cash flows from investing activities:			
Payment for purchases of tangible assets	(2,050)	(1,221)	(995)
Proceeds from the sale of marketable securities	—	4	1
Investment in intangible and financial assets	(81)	(34)	(69)
Payment for acquisitions, net of cash received	(3)	(188)	(307)
Net cash used in investing activities	**(2,134)**	**(1,439)**	**(1,370)**
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	91	1,398	65
Repayment of long-term debt	(1,288)	(1,432)	(158)
Increase (decrease) in short-term facilities	10	25	(16)
Capital increase	23	22	29
Payments to acquire treasury stock	—	—	(115)
Dividends paid	(107)	(71)	(36)
Other financing activities	—	(1)	(1)
Net cash used in financing activities	**(1,271)**	**(59)**	**(232)**
Effect of changes in exchange rates	15	14	12
Net cash increase (decrease)	**(1,048)**	**436**	**123**
Cash and cash equivalents at beginning of the period	2,998	2,562	2,439
Cash and cash equivalents at end of the period	1,950	2,998	2,562
Supplemental cash information:			
Interest paid	16	19	22
Income tax paid	84	102	95

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Capital Surplus	Treasury Stock	Accumulated Result	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity
	(in millions of U.S. dollars, except per share amounts)					
Balance as of December 31, 2001	**1,142**	**1,836**	**(233)**	**4,199**	**(869)**	**6,075**
Capital increase..................................	2	28				30
Repurchase of common stock			(115)			(115)
Comprehensive income:						
Net Income....................................				429		429
Other comprehensive income, net of tax					611	611
Comprehensive income.....................						1,040
Dividends, $0.04 per share...............				(36)		(36)
Balance as of December 31, 2002	**1,144**	**1,864**	**(348)**	**4,592**	**(258)**	**6,994**
Capital increase..................................	2	41				43
Comprehensive income:						
Net Income....................................				253		253
Other comprehensive income, net of tax					881	881
Comprehensive income.....................						1,134
Dividends, $0.08 per share...............				(71)		(71)
Balance as of December 31, 2003	**1,146**	**1,905**	**(348)**	**4,774**	**623**	**8,100**
Capital increase..................................	4	19				23
Repurchase of common stock						
Comprehensive income:						
Net Income....................................				601		601
Other comprehensive income, net of tax					493	493
Comprehensive income.....................						1,094
Dividends, $0.12 per share...............				(107)		(107)
Balance as of December 31, 2004	**1,150**	**1,924**	**(348)**	**5,268**	**1,116**	**9,110**

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

STMICROELECTRONICS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1.   The Company

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.   Accounting policies

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

2.1   Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company's consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2   Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other non-recurring special charges, assumptions used in calculating pension obligations and proforma share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

2.3   Foreign currency

The U.S. dollar is the reporting currency for the Company. This is consistent with the worldwide semiconductor industry's use of the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, there is no single currency in which the majority of the Company's transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of "accumulated other comprehensive income" in the consolidated statements of changes in shareholders' equity.

Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the consolidated statements of income.

2.4   Derivative instruments

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133") and are marked-to-market at each period-end with the associated changes in fair value recognized in "other income and expenses, net" in the consolidated statements of income.

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk being hedged and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of "accumulated other comprehensive income" in the consolidated statement of changes in shareholders' equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in "other income and expenses, net" in the consolidated statement of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified. As the foreign currency forward contracts expire, the resulting cash flows are reflected in the consolidated cash flow statement as changes in "other assets and liabilities, net" for hedged research and development and selling and administrative expenses and "inventories" for hedged production costs of semi-finished goods.

2.5   Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.6   Revenue Recognition

Net sales

Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104 *Revenue Recognition* ("SAB 104"), when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company's products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company's customers occasionally return the Company's products for technical reasons. The Company's standard terms and conditions of sale provide that, if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered as probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company does not have insurance against product claims and records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company's determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law. The Company limits its liability to the price allocable to the products which gives rise to the claims.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements. Prior to 2003, other revenues also included in previous years fees invoiced to partners under a co-development contract, which was recognized as the related costs are incurred. The related costs under such contracts were recorded in "cost of sales".

Fundings

Fundings received by the Company are mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company's primary sources for government funding are French, Italian and other European Union ("EU") governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and the economic development of underdeveloped regions. The EU has developed model contracts for research and development funding that requires beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company's revenue recognition policy, funding related to these contracts is booked when the conditions required by the contracts are met. The Company's funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as "other income and expenses, net" in the Company's consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

Capital investment grants are recorded as a reduction of "property, plant and equipment, net" and are recognized in the Company's consolidated statements of income according to the depreciation charges of the funded assets during their useful lives.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheet.

2.7 Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2004, 2003, and 2002 were $17 million, $9 million and $11 million respectively.

2.8 Research and development

Research and development costs are charged to expense as incurred. Research and development expenses include costs incurred by the Company, the Company's share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales.

2.9 Start-up costs

Start-up costs represent costs incurred in the start-up and testing of the Company's new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line's quality qualification and are included in "other income and expenses, net" in the consolidated statements of income.

2.10 Income taxes

The provision for current taxes represents the income taxes expected to be paid related to the current year income or to benefit in the case of a current-year loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or settled. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The effect on deferred tax assets and liabilities from changes in tax law is recognized upon enactment. The Company utilizes the flow-through method to account for its investment credits, reflecting the credits as a reduction of tax expense in the year it is recognized.

2.11 Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.12 Cash and cash equivalents

Cash and cash equivalents represents cash, deposits and highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less.

2.13 Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of "accumulated other comprehensive income" in the consolidated statements of changes in shareholders' equity. Other-than-temporary losses are recorded in net income based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as "other income and expenses, net".

2.14 Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers' inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers' financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful.

2.15 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company's manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders' backlog and production plans. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates its eventual obsolescence.

2.16 Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Internally developed software	3-5 years
Purchased software	3 years

The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The capitalization of costs for internally developed software begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.

2.17 Goodwill

Goodwill acquired in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. The Company defines its reporting units one level below the four semiconductor product groups described in Note 30. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company usually estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry's sales volume forecast and selling price evolution, the reporting unit's market penetration, the market acceptance of certain new technologies and relevant cost structure.

2.18   Property, plant and equipment

Property, plant and equipment are stated at cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	10 years
Machinery and equipment	6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the undiscounted cash flows associated with the tangible assets or group of assets exceeds its carrying value. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset's carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company's fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates the continued validity of an asset's useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company's books and the net gain or loss is included in "other income and expenses, net" in the consolidated statements of income.

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

2.19   Investments

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Company has a 20% to 50% ownership interest in the voting stock of the investee.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of "accumulated other comprehensive income" in the consolidated statements of changes in shareholders' equity. Other-than-temporary losses are recorded in net income and are based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as "other income or expenses, net" in the consolidated statements of income.

Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46 *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (revised 2003) and the related FASB Staff Positions (collectively "FIN 46R"), the Company assesses for potential consolidation any Variable Interest Entities ("VIEs") for which the Company is considered to be the primary beneficiary. The Company identifies VIEs as entities where the Company's financial risk or reward is not consistent with the equity ownership. The primary beneficiary of a VIE is the party that absorbs the majority of the entity's expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

2.20 Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. These plans conform to local regulations and practices of the countries in which the Company operates. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.

2.21 Convertible debt

Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.

Zero-coupon convertible bonds issued with a negative yield are initially recorded at their accreted value as of the first redemption right of the holder. The negative yield is recorded as capital surplus and represents the difference between the principal amount at issuance and the lower accreted value at the first redemption right of the holder.

Debt issuance costs are included in long-term investments and are amortized in "interest expense, net" until the first redemption right of the holder.

2.22 Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, "accumulated other comprehensive income" consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale, the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans and the unrealized gain on derivatives, all net of tax.

2.23 Fair value of share-based compensation

At December 31, 2004, the Company has five share-based employee and Supervisory Board compensation plans as well as an employee share purchase plan which are described in detail in Note 17. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. Proforma information regarding net income and earnings per share ("EPS") is required by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123") as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option-pricing model. Forfeitures of options are reflected in the proforma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined the historical exercise activity for such plans actually reflects that employees exercise the option after the close of the graded vesting period. Therefore, the Company recognizes the estimated proforma charge for plans with graded vesting periods on a straight-line basis.

The fair value was estimated using the following weighted-average assumptions:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Expected life (years)	6.1	5.9	5.0
Volatility	56.4%	59.6%	60.1%
Risk-free interest rate	3.6%	2.7%	4.1%
Dividend yield	0.56%	0.35%	0.20%

The weighted average fair value of options granted during 2004 was $12.14 ($10.66 in 2003 and $16.80 in 2002). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net income, as reported	**601**	253	429
Deduct: Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	**(166)**	(186)	(163)
Net income, pro forma	**435**	67	266
Earnings per share:			
Basic, as reported	**0.67**	0.29	0.48
Basic, pro forma	**0.49**	0.08	0.30
Diluted, as reported	**0.65**	0.27	0.48
Diluted, pro forma	**0.47**	0.07	0.30

2.24   Recent accounting pronouncements

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132* ("FAS 132R"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, *Employers' Accounting for Pensions*, No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. FAS 132R requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement was generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132R in the fourth quarter of 2003 and included all immediately required disclosures for its domestic pension plans at December 31, 2003. The Company has evaluated the required disclosures for all its foreign pension plans and included the additional information in its Consolidated Financial Statements as at December 31, 2004.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4* ("FAS 151"). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, the Company believes that FAS 151 will have no material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29* ("FAS 153"). This Statement amends Opinion 29 to eliminate the exception to the basis measurement principle (fair value) for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance that is transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. The Company has not had any nonmonetary exchanges of assets since FAS 153 was published and believes that FAS 153 will have no material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). This Statement revises FASB Statement No. 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. The Statement applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first interim reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition method including the *modified prospective application method*, which allows discretionary restatement of interim periods during the calendar year of adoption, or the *modified retrospective application method*, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company will adopt FAS 123R in the third quarter of 2005 using the modified prospective application method and is currently reviewing the cumulative impact on its consolidated accumulated result from adopting FAS 123R. The impact on the Company's financial position and results of operations are illustrated in the information presented in note 2.23 – Fair value of stock based compensation. As a significant number of option grants are below current market prices, the Company believes their existing equity-based compensation strategy is minimally effective in motivating and retaining key-employees. Therefore, the Company is currently reviewing its share-based remunerations programs.

3. Consolidated entities

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2004:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia – Sydney	STMicroelectronics PTY Ltd	100
Belgium – Zaventem	STMicroelectronics Belgium N.V.	100
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Finland – Lohja	STMicroelectronics OY	100
France – Crolles	STMicroelectronics (Crolles 2) SAS	100
France – Montrouge	STMicroelectronics SA	100
France – Rousset	STMicroelectronics (Rousset) SAS	100
France – Palaiseau	Waferscale Integration Sarl	100
Germany – Grasbrunn	STMicroelectronics GmbH	100
Germany – Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Noida	STMicroelectronics Pvt Ltd	100
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Vimercate	Accent S.r.l.	51
Italy – Catania	CO.RI.M.ME.	100
Italy – Aosta	DORA S.p.A.	100
Italy – Agrate Brianza	ST Incard S.r.l.	100
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy – Agrate Brianza	STMicroelectronics S.r.l.	100
Japan – Tokyo	STMicroelectronics KK	100
Malaysia – Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malta – Kirkop	STMicroelectronics Ltd	100
Mexico – Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico – Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Casablanca	STMicroelectronics S.A.	100
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain – Madrid	STMicroelectronics S.A.	100
Sweden – Kista	STMicroelectronics A.B.	100
Switzerland – Geneva	STMicroelectronics SA	100
Switzerland – Geneva	INCARD SA	100
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Reading	Synad Technologies Limited	100
United States – Carrollton	STMicroelectronics Inc.	100
United States – Dover	Proton World Americas Inc.	100
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Inc.	100

4.   Business combinations

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to potentially make additional payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay such amount is not considered beyond a reasonable doubt and therefore no provision has been recorded as of December 31, 2004. The acquisition was conducted to significantly extend the Company's know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized, resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customer relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customer relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology for Central office. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company's know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent upon future events that have not yet occurred, and that could represent additional contingent payments. If these contingent payments will materialize, the purchase consideration will be changed accordingly. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers' relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003 and $3 million was paid during the first quarter of 2004. The acquisition was conducted to strengthen the Company's broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation, further adjusted in the first quarter of 2004, resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $17 million for core technologies and $33 million in goodwill as at December 31, 2004. The Company also recorded in 2003 an expense of approximately $4 million for in-process research and development as certain of the acquired technologies could not be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal. For Tioga, the allocation is based on the contractual values, which the Company determined to reflect the fair market value.

5.   **Equity-method investments**

SuperH Joint Venture

In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company's contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounts for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses have exceeded the Company's total investment, which is shown at a zero carrying value at December 31, 2004.

In 2003, the shareholders' agreement was amended to require an additional $3 million cash contribution from the Company. This amount was fully accrued at December 31, 2003, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line "Impairment, restructuring charges and other related closure costs". In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, the Company paid an additional $2 million, which is reflected in the 2004 consolidated statement of income as "loss on equity investments".

UPEK Inc.

In 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded spin-off of the Company's TouchChip business. UPEK, Inc. was initially capitalized with the Company's transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million within approximately 12 months from the first quarter of 2004, which will reduce the Company's ownership to 33%.

The Company is accounting for its share in UPEK, Inc. under the equity method and has recorded losses of approximately $2 million, which are reflected in the 2004 consolidated statement of income as "loss on equity investments".

6.   **Trade accounts receivable, net**

Trade accounts receivable, net consisted of the following:

	December 31, 2004	December 31, 2003
Trade accounts receivable	**1,429**	1,288
Less valuation allowance	**(21)**	(16)
Total	**1,408**	1,272

Bad debt expense amounted in 2004 to $5 million. In 2003, the Company decreased its valuation allowance and recorded income of $10 million. In 2002, bad debt expense amounted to $3 million. In 2004, 2003 and 2002, one customer, the Nokia group of companies, represented 17.1%, 17.9% and 17.6% of consolidated net revenues, respectively.

7.   **Inventories, net**

Inventories, net of reserves consisted of the following:

	December 31, 2004	December 31, 2003
Raw materials	**70**	50
Work-in-process	**874**	768
Finished products	**400**	311
Total	**1,344**	1,129

8. Other receivables and assets

Other receivables and assets consisted of the following:

	December 31, 2004	December 31, 2003
Receivables from government agencies	212	194
Taxes and other government receivables	143	72
Advances to suppliers	3	4
Advances to employees	16	11
Prepaid expenses	88	162
Sundry debtors	85	83
Foreign exchange forward contracts	200	38
Other	38	52
Total	**785**	**616**

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.

9. Goodwill

Changes in the carrying amount of goodwill were as follows:

	Telecommunications, Peripherals and Automotive	Memory Products	Consumer and Microcontroller	Other	Total
December 31, 2002	101	20	32	6	159
Acquisitions:					
PWI		33			33
Tioga	6				6
Incard		30			30
Synad	34				34
Alcatel Microelectronics purchase price adjustment	2				2
Foreign currency translation		2	1		3
December 31, 2003	143	85	33	6	267
Synad purchase price adjustment	(1)				(1)
TouchChip spin-off				(3)	(3)
Foreign currency translation		3	(2)		1
December 31, 2004	**142**	**88**	**31**	**3**	**264**

10. Intangible assets

Intangible assets consisted of the following:

| | December 31, 2004 | | |
	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	409	(233)	176
Internally developed software	104	(37)	67
Purchased software	148	(100)	48
Total	**661**	**(370)**	**291**

| | December 31, 2003 | | |
	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	378	(156)	222
Internally developed software	78	(22)	56
Purchased software	120	(73)	47
Total	**576**	**(251)**	**325**

The aggregate amortization expense in 2004, 2003 and 2002 was $112 million, $103 million and $67 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year	
2005	112
2006	92
2007	56
2008	24
2009	5
Thereafter	2
Total	**291**

11. Property, plant and equipment

Property, plant and equipment consisted of the following:

| | December 31, 2004 | | |
	Gross Cost	Accumulated Depreciation	Net Cost
Land	93	—	93
Buildings	1,021	(250)	771
Capitalized leases	66	(31)	35
Facilities & leasehold improvements	2,763	(1,187)	1,576
Machinery and equipment	12,898	(8,581)	4,317
Computer and R&D equipment	516	(382)	134
Other tangible fixed assets	125	(108)	17
Construction in progress	499	—	499
Total	**17,981**	**(10,539)**	**7,442**

| | December 31, 2003 | | |
	Gross Cost	Accumulated Depreciation	Net Cost
Land	84	—	84
Buildings...	955	(211)	744
Capitalized leases	61	(24)	37
Facilities & leasehold improvements	2,368	(892)	1,476
Machinery and equipment..	10,688	(6,828)	3,860
Computer and R&D equipment..	449	(330)	119
Other tangible fixed assets..	121	(92)	29
Construction in progress	271	—	271
Total	**14,997**	**(8,377)**	**6,620**

The depreciation charge in 2004, 2003 and 2002 was $1,725 million, $1,505 million and $1,315 million, respectively.

12. Available-for-sale marketable securities

During 2003, the Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities consisted of the following:

| | December 31, 2003 | | | |
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities – non-current	1	3	—	4

During 2004, all available-for-sale securities were sold. For fiscal years 2004, 2003 and 2002, gross realized gains associated with the sale of the marketable securities were $5 million, $16 million and $1 million, respectively.

13. Investments and other non-current assets

Investments and other non-current assets consisted of the following:

	December 31, 2004	December 31, 2003
Equity-method investments (see Note 5)...	6	—
Cost investments..	34	38
Deposits and long-term receivables related to funding.....................................	69	44
Debt issuance costs, net	8	17
Total..	**117**	**99**

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company's contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered so far. At December 31, 2004, the Company's total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

14. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	December 31, 2004	December 31, 2003
Taxes other than income taxes..	68	55
Salaries and wages..	261	235
Social charges	120	105
Advances received on government fundings...	25	32
Commercial rebates	3	21
Royalties payable..	2	32
Foreign exchange forward contracts	109	8
Other...	188	205
Total...	**776**	**693**

Other payables and accrued liabilities are composed of individually insignificant amounts at December 31, 2004 and 2003.

15. Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements.

In 2003, pursuant to the adoption of FAS 132R, the Company included all immediately required disclosures as at December 31, 2003. In 2004 the Company evaluated the required disclosures for all its foreign pension plans and included this additional information in its consolidated financial statements as at December 31, 2004. Additionally, certain revisions have been made to the 2003 presentation.

The changes in benefit obligation and plan assets were as follows:

	December 31, 2004	December 31, 2003
Change in benefit obligation:		
Benefit obligation at beginning of year	**249**	192
Service cost	**18**	14
Interest cost	**13**	10
Benefits paid	**(6)**	(2)
Actuarial losses	**—**	11
Foreign currency translation adjustments	**15**	22
Other	**(3)**	2
Benefit obligation at end of year	**286**	249
Change in plan assets:		
Plan assets at fair value at beginning of year	**150**	109
Actual return on plan assets	**11**	17
Employer and participant contributions	**19**	13
Benefits paid	**(6)**	(2)
Actuarial losses	**(2)**	—
Foreign currency translation adjustments	**9**	13
Plan assets at fair value at end of year	**181**	150
Funded status	**(105)**	(99)
Unrecognized prior service cost	**(3)**	4
Unrecognized transition obligation	**(1)**	(2)
Unrecognized actuarial loss	**60**	65
Net amount recognized	**(49)**	**(32)**
Net amount recognized in the balance sheet consisted of the following:		
Prepaid benefit cost	**2**	2
Accrued benefit liability	**(93)**	(73)
Intangible asset	**1**	2
Accumulated other comprehensive income	**41**	37
Net amount recognized	**(49)**	**(32)**

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $251 million, $216 million and $147 million, respectively, as of December 31, 2004 and $222 million, $186 million and $124 million, respectively, as of December 31, 2003.

The weighted average assumptions used in the determination of the benefit obligations were as follows:

Assumptions	Year ended December 31, 2004	Year ended December 31, 2003
Discount rate	5.02%	5.25%
Salary increase rate	3.34%	3.34%

The components of the net periodic benefit cost included the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Service cost	18	14	11
Interest cost	13	10	9
Expected return on plan assets	(11)	(7)	(8)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net loss	8	2	1
Amortization of prior service cost	1	1	1
Net periodic benefit cost	29	20	14

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans were as follows:

Assumptions	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Discount rate	5.25%	5.58%	5.76%
Salary increase rate	3.34%	3.45%	3.56%
Expected long-term rate of return on funds	6.44%	6.75%	7.08%

The discount rate was determined by comparison against long-term corporate bond rates and discount rates used by similar companies. In developing the expected long-term rate of return on assets, the Company considered the pensions portfolio's past average rate of earnings, discussions with portfolio managers and comparisons with similar companies.

The Company pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 are as follows:

Asset Category	Target allocation 2005	Percentage of Plan Assets at December 2004	Percentage of Plan Assets at December 2003
Equity securities	57%	59%	41%
Fixed income securities	39%	38%	55%
Real estate	2%	2%	2%
Other	2%	1%	2%
Total	100%	100%	100%

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to periodically conduct a strategic review of its assets allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally and does not utilize hedging, future or derivative instruments.

After considering the funded status of the Company's defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year. The Company contributions to plan assets were $17 million and $12 million in 2004 and 2003 respectively. The Company expects to contribute cash of $20 million in 2005.

The Company's estimated future benefit payments as of December 31, 2004 are as follows:

Year	Estimated future benefit payments
2005	11
2006	7
2007	7
2008	8
2009	8
From 2010 to 2014	58
Total	99

The Company also has defined contribution pension plans, which provide retirement and other service benefits to certain of its employees. The benefits accrued to the employees on a pro-rata basis, adjusted for inflation, during their employment period are based on the individuals' salaries. As of December 31, 2004 and 2003, the Company accrued $200 million and $174 million, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $60 million, $51 million and $53 million in 2004, 2003 and 2002, respectively.

16. Long-term debt

Long-term debt consisted of the following:

	December 31, 2004	December 31, 2003
Bank loans:		
2.52% (weighted average), due 2007, fixed interest rate	**153**	147
2.46% (weighted average), due 2006, floating interest rate at Libor + 0.30	**105**	146
3.90% (weighted average), due 2007, variable interest rate	**44**	55
Funding program loans:		
1.09% (weighted average), due 2009, fixed interest rate	**102**	87
0.83% (weighted average), due 2017, fixed interest rate	**55**	—
3.43% (weighted average), due 2012, fixed interest rate	**14**	14
5.35% (weighted average), due 2006, fixed interest rate	**13**	20
Capital leases:		
4,79%, due 2011, fixed interest rate	**35**	37
Convertible debt:		
2.44% Liquid Yield Option Notes (LYONs) due 2009	**—**	799
3.75% convertible bonds due 2010	**—**	366
-0.50% convertible bonds due 2013	**1,379**	1,379
Total long-term debt	**1,900**	3,050
Less current portion	**133**	106
Total long-term debt, less current portion	**1,767**	**2,944**

Long-term debt is denominated in the following currencies:

	December 31, 2004	December 31, 2003
U.S. dollar	1,404	2,574
Euro	324	304
Singapore dollar	153	148
Other	19	24
Total	**1,900**	**3,050**

Aggregate future maturities of long-term debt outstanding are as follows:

	December 31, 2004
2005	133
2006	145
2007	115
2008	29
2009	27
Thereafter	1,451
Total	**1,900**

In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009 bearing an interest rate of 2.44%, for net proceeds of $708 million. The notes were convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. On September 22, 2004, according to the one-time optional redemption right of holders, the Company was required to redeem approximately $910 million nominal value of its outstanding LYONs, or 99% of the total issuance, for approximately $806 million in cash. The Company redeemed the remaining outstanding notes amounting to $7 million for cash at their accreted value in the last quarter of 2004.

In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010 bearing an interest rate of 3.75%, for net proceeds of $1,458 million. The bonds were convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the bonds. In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity for a total cash amount of $1,304 million. In 2004, the Company completed the repurchase of the remaining bonds for a total cash amount of $375 million. See Note 23.

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and has been recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company's common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company's share price.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totalling $1,541 million at December 31, 2004. At December 31, 2004, amounts available under the lines of credit were reduced by borrowings of $58 million at an average interest rate of 2.29%.

17.   Shareholders' equity

17.1   Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As of December 31, 2004 the number of shares of common stock issued was 905,308,997 shares (902,769,734 at December 31, 2003).

As of December 31, 2004 the number of shares of common stock outstanding was 891,908,997 (889,369,734 at December 31, 2003).

17.2   Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company holds an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company's Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company's issued share capital. There were no preference shares issued as of December 31, 2004. An amendment has been signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its preference shares of the Company down to 19% issued share capital from the previous at least 30%.

17.3   Treasury shares

As of December 31, 2004 13,400,000 shares of common stock totalling $348 million have been repurchased and reflected at cost as a reduction of shareholders' equity. No treasury shares were acquired in 2003 and 2004. The repurchased shares have been designated to be used for the Company's most recent employee stock option plan.

17.4   Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the "1995 Plan") whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan, at December 31, 2004, 12,922,297 of the granted options outstanding vest 50% after three years and 50% after four years following the date of the grant; 6,666,530 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the "2001 Plan") whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan at December 31, 2004, 3,241,395 of the granted options outstanding vest 50% after one year and 50% after two years following the date of the grant; 41,831,485 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant. As at December 31, 2004, 762,500 of the granted options were outstanding.

A summary of stock option activity for the plans for the three years ended December 31, 2004, 2003 and 2002 follows:

| | | Price Per Share | |
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2001	34,671,601	$6.04 - $62.01	$32.22
Options granted:			
2001 Plan	13,751,393	$20.02 - $33.70	$30.88
Supervisory Board Plan	132,000	$31.11	$31.11
Options cancelled	(1,124,788)	$6.04 - $62.01	$36.21
Options exercised	(612,445)	$6.04 - $24.88	$10.88
Outstanding at December 31, 2002	46,817,761	$6.04 - $62.01	$32.01
Options granted:			
2001 Plan	11,976,310	$19.18 - $25.90	$19.35
Supervisory Board Plan	132,000	$19.18	$19.18
Options cancelled	(898,456)	$6.04 - $62.01	$37.09
Options exercised	(1,258,318)	$6.04 - $24.88	$10.04
Outstanding at December 31, 2003	56,769,297	$6.04 - $62.01	$29.71
Options granted:			
2001 Plan	12,365,280	$17.08 - $27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options cancelled	(1,304,969)	$6.04 - $62.01	$29.20
Options exercised	(2,537,401)	$6.04 - $24.88	$8.93
Outstanding at December 31, 2004	**65,424,207**	**$6.04 - $62.01**	**$29.18**

Stock options exercisable were as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Options exercisable	**32,212,680**	23,338,811	15,277,776
Weighted average exercise price	**$33.84**	$28.87	$22.49

The weighted average remaining contractual life of options outstanding as of December 31, 2004, 2003 and 2002 was 6.3, 6.4 and 6.5 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2004 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
5,064,427	$12.03 - $17.08	$13.14	1.5 years
31,930,324	$19.18 - $24.88	$22.03	7.2 years
272,474	$25.90 - $29.70	$27.20	8.4 years
21,503,822	$31.09 - $44.00	$34.37	6.9 years
6,653,160	$50.69 - $62.01	$59.08	3.6 years

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2004 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
4,889,037	$12.03 - $17.08	$13.00	1.2 years
8,555,722	$19.18 - $24.88	$24.74	2.9 years
44,751	$25.90 - $29.70	$29.63	6.8 years
12,070,010	$31.09 - $44.00	$34.85	6.8 years
6,653,160	$50.69 - $62.01	$59.08	3.6 years

17.5 Employee share purchase plans

In 2002 and 2003, the Company offered to certain of its employees worldwide the right to acquire shares of capital stock. No employee share purchase plan was offered in 2004:

	Number of shares offered per employee	Price per share		Discount from the market price	Number of shares issued
		In U.S. Dollars	In Euro		
July 2002	529	23.59	24.94	15%	461,164
December 2002	402	20.58	20.78	15%	749,819
June 2003	309	17.91	15.51	15%	587,862

17.6 Accumulated other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign currency translation income (loss)	Unrealized gain on available-for-sale securities	Unrealized gain on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance as of December 31, 2001	(857)	—	—	(12)	(869)
Other comprehensive income (loss), net of tax	631	1	—	(21)	611
Balance as of December 31, 2002	(226)	1	—	(33)	(258)
Other comprehensive income (loss), net of tax	880	2	—	(1)	881
Balance as of December 31, 2003	654	3	—	(34)	623
Other comprehensive income (loss), net of tax	437	(3)	59	0	493
Balance as of December 31, 2004.....	**1,091**	**0**	**59**	**(34)**	**1,116**

17.7 Dividends

In 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million. In 2003 and 2002, the Company paid cash dividends of $0.08 and $0.04 per share, totalling $71 million and $36 million respectively.

18. Earnings per share

For the years ended December 31, 2004, 2003 and 2002, earnings per share ("EPS") was calculated as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Basic EPS			
Net income	**601**	253	429
Weighted average shares outstanding....................................	**891,192,542**	888,152,244	887,577,627
Basic EPS	**0.67**	0.29	0.48
Diluted EPS			
Net income	**601**	253	429
Convertible debt interest, net of tax...................................	**4**	2	—
Net income adjusted...	**605**	255	429
Weighted average shares outstanding................................	**891,192,542**	888,152,244	887,577,627
Dilutive effect of stock options	**2,038,369**	7,059,127	5,459,155
Dilutive effect of convertible debt	**41,880,160**	41,880,160	—
Number of shares used in calculating diluted EPS	**935,111,071**	937,091,531	893,036,782
Diluted EPS	**0.65**	0.27	0.48

At December 31, 2004, 2003 and 2002, outstanding stock options included anti-dilutive shares totalling 63,385,838 shares, 49,710,170 shares and 41,358,606 shares, respectively.

19. Other revenues

Other revenues consisted of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Co-development contract fees..	—	—	47
License revenue and patent royalty income.........................	**4**	4	1
Total	**4**	4	48

20. Other income and expenses, net

Other income and expenses, net consisted of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Research and development funding......................................	**84**	76	76
Start-up costs...	**(63)**	(55)	(57)
Exchange gain, net...	**33**	5	17
Patent claim costs..	**(37)**	(29)	(8)
Gain on sale of non-current assets	**6**	17	3
Other, net...	**(13)**	(18)	(24)
Total	**10**	(4)	7

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Litigation may occur if such discussions are unsuccessful. In 2004, patent litigation costs and patent pre-litigation costs amounted to $31 million and $6 million respectively. In 2003, patent litigation costs amounted to $24 million, including a $10 million provision for probable losses in connection with a dispute with a competitor, which was settled in 2004. Patent pre-litigation costs amounted to $5 million in 2003.

21. Impairment, restructuring charges and other related closure costs

During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fabs. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

Impairment, restructuring charges and other related closure costs incurred in 2004 and 2003 are summarized as follows:

	Year ended December 31, 2004			
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
150mm fab operations	—	(28)	(32)	(60)
Back-end operations...................................	—	(1)	(3)	(4)
Intangible assets and investments	(8)	—	—	(8)
Other..	—	(4)	—	(4)
Total..	**(8)**	**(33)**	**(35)**	**(76)**

	Year ended December 31, 2003			
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
150mm fab operations	(140)	(32)	(1)	(173)
Back-end operations...................................	(15)	(2)	—	(17)
Intangible assets and investments	(6)	—	—	(6)
Other..	—	(9)	—	(9)
Total..	**(161)**	**(43)**	**(1)**	**(205)**

Impairment charges

During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with the Telecommunications, Peripherals and Automotive segment ("TPA") that were determined to be obsolete and $3 million for financial assets with other-than-temporary losses based on the valuations used for additional third party financing in the underlying investment. In 2003, the Company incurred impairment charges as follows:

– $133 million on certain property and equipment used in its 150mm fab operations, based on the discounted expected future cash flows of the assets and market quotations for the facilities in Castelletto (Italy);

– $7 million fair market adjustment on the Rancho Bernardo, California, based on market quotations under the held-for-sale model. This impairment charge was unrelated to the Company's plan to restructure its 150mm fab facilities, but was the consequence of a deterioration in real estate market conditions for this type of facility. The facility was sold in 2004 for approximately its carrying value;

– $15 million on the planned closure of a back-end building facility based on a market quotation;

– $3 million related to certain purchased technologies identified to be obsolete and;

– $3 million for contractually committed future capital contributions to SuperH Inc., the joint venture formed with Renesas Technology Corp.

All fabrication sites affected by the restructuring plan are owned by the Company and, with the exception of the Rancho Bernardo, California facility, were assessed for impairment using the held-for-use model defined in Statement of Financial Accounting Standards No. 144, *Accounting for the impairment or disposal of long-term assets* ("FAS 144"), since these facilities did not satisfy all of the criteria required for held-for-sale status, as set forth in FAS 144.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs in 2004 are summarized as follows:

	150mm fab operations			Back-end operations	Other	Total restructuring and other related closure costs
	Restructuring	Other related closure costs	Total			
Provision as at December 31, 2002	—	—	—	—	—	—
Charges incurred in 2003	32	1	33	2	9	44
Amounts paid	—	—	—	(2)	(6)	(8)
Currency translation effect	2	—	2	—	—	2
Provision as at December 31, 2003	**34**	**1**	**35**	—	**3**	**38**
Charges incurred in 2004	28	32	60	4	4	68
Amounts paid	(28)	(32)	(60)	(4)	(4)	(68)
Currency translation effect	2	—	2	—	—	2
Provision as at December 31, 2004	**36**	**1**	**37**	—	**3**	**40**

150mm fab operations:

Restructuring charges in 2004 primarily related to $28 million in estimated one-time involuntary termination benefits and $32 million of other charges associated with the closure and transfers of production for the following sites: Rennes (France) for $49 million of which $25 million associated with the termination plan formally communicated to the employees in March 2004; Carrollton (USA) for $3 million; Rousset (France) for $5 million and Agrate (Italy) for $3 million.

In 2003, the Company accrued for restructuring charges and other related closures costs of $33 million, mainly related to one-time termination benefits the Company was obliged to pay to the employees of the fab plant in Rennes (France).

Back-end operations:

During the year 2004, equipment transfer costs amounting to $3 million were paid for back-end sites in Morocco, as well as $1 million paid for one-time involuntary termination benefits. In 2003, certain involuntary termination payments were made for the partial restructuring of the back-end sites in Morocco.

Other:

During the year 2004, charges totalling $4 million were paid by the Company, mainly for a voluntary termination benefit program. In 2003, certain payments were made for voluntary termination benefits in France totalling $6 million and amounts accrued for lease contract terminations in the United States totalling $3 million.

During 2004, nearly all the amounts accrued at December 31, 2003 were paid. The accrued amounts as of December 31, 2004 are expected to be paid in 2005.

The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax), of which $281 million has been incurred as of December 31, 2004 ($76 million in 2004 and $205 million in 2003). The restructuring plan and related manufacturing initiatives are expected to be largely completed by mid-2006. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

22. Interest expense, net

Interest expense, net consisted of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Income	**41**	37	49
Expense	**(44)**	(89)	(117)
Total	**(3)**	**(52)**	**(68)**

Capitalized interest was $3 million, $2 million and $3 million, in 2004, 2003 and 2002, respectively.

23. Loss on extinguishment of convertible debt

In 2004, the Company repurchased on the market all of the remaining 3.75% zero coupon convertible bonds due 2010 for a cash amount totalling $375 million. The repurchased convertible bonds were equivalent to 4,403,075 shares and were cancelled. In relation to this repurchase, the Company recorded a non-operating pre-tax charge in 2004 of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.

In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of the 3.75% zero coupon convertible bonds due 2010. The total cash amount paid was approximately $1,304 million. The repurchased convertible bonds were equivalent of 15,596,824 shares and were cancelled. In relation to these repurchases, the Company recorded a one-time non-operating pre-tax charge in 2003 of $39 million, of which $30 million related to the price paid in excess of the repurchased convertible bond's accreted value and $9 million related to the write-off of bond issuance costs.

24. Income tax

Income before income tax expense is comprised of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Income (loss) recorded in The Netherlands	**12**	15	(1)
Income from foreign operations	**660**	227	523
Income before income tax expense	**672**	242	522

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
The Netherlands taxes – current	**(6)**	(4)	25
Foreign taxes – current	**(52)**	(81)	(100)
Current taxes	**(58)**	(85)	(75)
Foreign deferred taxes	**(10)**	99	(14)
Income tax benefit (expense)	**(68)**	14	(89)

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Income tax expense computed at statutory rate....................	**(232)**	(83)	(183)
Permanent and other differences	**(11)**	(3)	(32)
Change in valuation allowances	—	(1)	(1)
Impact of final tax assessments relating to prior years	**3**	6	27
Effects of change in enacted tax rate on deferred taxes	**18**	—	—
Current year credits...	**28**	12	9
Other tax and credits..	**(3)**	(5)	(3)
Benefits from tax holidays...	**77**	67	62
Earnings of subsidiaries taxed at different rates...................	**52**	21	32
Income tax benefit (expense)...	**(68)**	14	(89)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.09, $0.07 and $0.06 for the years ended December 31, 2004, 2003 and 2002, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in agreed upon years. The Company's tax holidays expire at various dates through the year ending December 31, 2013.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2004	December 31, 2003
Tax loss carryforwards and investment credits..	**162**	141
Inventory valuation..	**16**	27
Impairment charges and restructuring	**35**	79
Fixed asset depreciation in arrears..	**72**	52
Receivables for government funding..	**69**	40
Tax allowance granted on past capital investment	**765**	627
Pension service costs	**13**	11
Commercial accruals	**15**	11
Other temporary differences..	**45**	40
Total deferred tax assets..	**1,192**	1,028
Valuation allowances...	**(855)**	(709)
Deferred tax assets, net	**337**	319
Accelerated fixed assets depreciation	**(147)**	(172)
Acquired intangible assets...	**(6)**	(3)
Advances of government funding...	**(37)**	(23)
Other temporary differences..	**(28)**	(17)
Deferred tax liabilities...	**(218)**	(215)
Net deferred income tax asset..	**119**	104

The tax allowance granted on past capital investments mainly relates to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006 at the earliest. The tax credits granted under the agreement will continue to increase by a legal inflationary index of 7% per annum. The credits may be utilized through 2022, at which time any unused amounts will be lost. In addition to this agreement, the Company will continue to receive tax credits on future years' capital investments, which may be used to offset that years' tax liabilities. Additionally, the amounts previously reported for 2003 have been revised to reflect improved estimates of the actual credits earned under the agreement as of December 31, 2003. However, the inability to utilize these credits currently and in future years, results in a full valuation allowance taken against the revised figures. As a result, there is no financial impact to the net deferred tax assets of the Company.

Tax loss carryforwards include $37 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2004. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.

As of December 31, 2004, the Company and its subsidiaries have net operating loss carryforwards and investment credits that expire starting 2005, as follows:

Year	
2005	15
2006	8
2007	1
2008	—
Thereafter	138
Total	**162**

25. Commitments

The Company's commitments as of December 31, 2004 were as follows:

	Total	2005	2006	2007	2008	2009	Thereafter
	(in millions of dollars)						
Operating leases	273	45	37	28	24	17	122
Purchase obligations	881	842	36	3	0	0	0
Of which:							
Equipment purchase	*568*	*568*	*0*	*0*	*0*	*0*	*0*
Foundry purchase	*176*	*176*	*0*	*0*	*0*	*0*	*0*
Software, technology licenses and design	*137*	*98*	*36*	*3*	*0*	*0*	*0*
Joint Venture Agreement with Hynix Semiconductor Inc.	250	125	125	0	0	0	0
Other obligations	168	73	49	36	3	2	5
Total	**1,572**	**1,085**	**247**	**67**	**27**	**19**	**127**

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $45 million, $54 million and $37 million in 2004, 2003 and 2002, respectively.

The Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The conditions for the inception of the new company were not met at December 31, 2004. The Company expects to record the investment under the equity method in 2005. In addition the Company is committed to grant a loan of $250 million to the new joint venture.

Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.

Other commitments

The Company has issued guarantees totalling $326 million related to its subsidiaries' debt.

26. Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Adverse changes in evaluations which result in adverse determinations with respect to the interests of the Company could have a material negative effect on the Company's results of operations, cash flows or its financial position for the period in which they occur.

27. Claims and legal proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy rights, trade marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company's results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company's interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

During 2004, the Company has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million had been established at December 31, 2003 for such claims, which will be paid in the first quarter of 2005 in accordance with the final settlement. No additional accrual has been recorded in 2004 since no other risks were estimated to result in a probable loss.

28. Financial instruments and risk management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations.

Treasury activities are regulated by the Company's policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls include systematic reporting to the Chief Executive Officer and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated "A" or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

28.1 Foreign Currency Risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates.

Foreign Currency Forward Contracts Not Designated as a Hedge

The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries. These include receivables from international sales by various subsidiaries in foreign currencies, payables for foreign currency denominated purchases and certain other assets and liabilities arising in intercompany transactions.

The notional amount of these foreign currency forward contracts totalled $7,013 million and $1,568 million at December 31, 2004 and 2003, respectively. The principal currencies covered are the U.S. dollar, the Euro, the Singapore dollar and the Japanese yen.

The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2004 and 2003, no currency options were outstanding.

Foreign currency forward contracts not designated as a hedge outstanding as of December 31, 2004 have remaining terms of 4 days to seven months, maturing on average after 88 days.

Cash Flow Hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged in 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods.

The notional amount of foreign currency forward contracts designated as cash flow hedges totalled $1,839 million and $0 million at December 31, 2004 and 2003, respectively. The forecasted transactions hedged at December 31, 2004 were determined to be probable of occurrence at December 31, 2004.

As of December 31, 2004, $59 million of deferred gains on derivative instruments, net of tax of $5 million, included in accumulated other comprehensive income are expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.

Foreign exchange forward contracts designated as cash flow hedges outstanding as of December 31, 2004 have remaining terms of 19 days to six months, maturing on average after 97 days.

28.2   Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency forward contacts and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2004 and 2003, one customer, the Nokia Group of companies, represented 15.2% and 11.7% of trade accounts receivable, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.

28.3   Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt				
– Bank loans (including current portion)..	**521**	**505**	506	498
– Convertible debt	**1,379**	**1,326**	2,544	2,706
Other receivables and assets				
– Foreign exchange forward contracts......	**200**	**200**	38	38
Other payables and accrued liabilities				
– Foreign exchange forward contracts......	**109**	**109**	8	8

The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

29. Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Sales & other services	9	10	1
Research and development expenses	(46)	(34)	(29)
Other purchases	(23)	(9)	(13)
Other incomes and expenses	(25)	(8)	(10)
Accounts receivable	6	2	—
Accounts payable	18	22	11
Other assets	2	—	—

For the years ended December 31, 2004, 2003 and 2002, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company, or their subsidiaries. See Note 1.

In addition the Company participates in an Economic Interest Group ("E.I.G.") in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G. during 2004 amounted to $3 million income, to $0 million in 2003, and to $3 million expense in 2002. At December 31, 2004 and 2003, the Company had a net receivable amount of $1 million.

Furthermore, the Company contributed cash amounts totalling $3 million, $4 million and $2 million for the years ended December 31, 2004, 2003 and 2002, respectively to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation's Board are senior members of the Company's management.

30. Segment information

The Company operates in two business areas: Semiconductor and Subsystems.

In the Semiconductor business area, the Company designs, develops, manufactures and markets a broad range of products including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, the Company started the full chain manufacturing of smart card products, which includes the production and sale of chips, as in the past, and of cards. The Company's principle investment and resource allocation decisions are in the Semiconductor business area for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. The Company manages its semiconductor products in four segments, following the Company's four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the "Groups"). Revenues and operating results of the manufacturing of the smart card products are included in Memory Products group. The Company manages its revenues and internal operating income performance based on these segments.

In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the Company, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("FAS 131").

The following tables present the Company's internal net revenues and operating income by semiconductor product segment. For the computation of the Groups' internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups including cost of sales, selling, general & administrative expenses and a significant part of R&D expenses. Additionally as per the Company's rules, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special R&D programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

Net revenues by product group

	December 31, 2004	December 31, 2003	December 31, 2002
Telecommunications, Peripherals and Automotive...............	**3,485**	3,268	3,074
Discrete and Standard ICs	**1,614**	1,224	1,055
Memory Products	**1,974**	1,358	1,055
Consumer and Microcontroller	**1,619**	1,321	1,026
Others[1]	**68**	67	108
Total consolidated net revenues	**8,760**	**7,238**	**6,318**

[1] Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

Operating Income by product group

	December 31, 2004	December 31, 2003	December 31, 2002
Telecommunications, Peripherals and Automotive...............	**471**	550	613
Discrete and Standard ICs	**338**	142	135
Memory Products	**87**	(45)	7
Consumer and Microcontroller	**130**	78	57
Total operating income of product groups............................	**1,026**	725	812
Others..	**(343)**	(391)	(211)
Total consolidated operating income	**683**	**334**	**601**

Reconciliation to consolidated operating income:

	December 31, 2004	December 31, 2003	December 31, 2002
Total operating income of product groups............................	**1,026**	725	812
Strategic R&D and other R&D programs.........................	**(121)**	(61)	(83)
Start-up costs	**(63)**	(54)	(57)
Impairment & restructuring charges.................................	**(76)**	(205)	(34)
Subsystems	**(1)**	2	6
Patents claim costs	**(37)**	(10)	—
Other non-allocated provisions..	**(45)**	(63)	(43)
Total operating loss Others..	**(343)**	(391)	(211)
Total consolidated operating income	**683**	**334**	**601**

The following is a summary of operations by entities located within the indicated geographic areas for 2004, 2003 and 2002. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

	December 31, 2004	December 31, 2003	December 31, 2002
The Netherlands	2,702	2,084	1,768
France	359	364	443
Italy	254	219	174
USA	1,262	992	876
Singapore	3,671	3,192	2,358
Japan	403	337	275
Other countries	109	50	424
Total	**8,760**	**7,238**	**6,318**

Long-lived assets

	December 31, 2004	December 31, 2003	December 31, 2002
The Netherlands	438	478	404
France	2,206	2,205	2,033
Italy	2,216	2,102	1,872
Other European countries	209	219	204
USA	414	413	610
Singapore	1,828	1,149	863
Malaysia	367	389	449
Other countries	319	257	255
Total	**7,997**	**7,212**	**6,690**

31. Subsequent events

In January 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment ("CPE") modem products. This decision is intended to eliminate certain low volume, non-strategic product families whose returns in the current environment do not meet internal targets. This decision could result in potential impairment charges of up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges to be further estimated.

32. Tax Agreement (unaudited)

On February 28, 2005, the Company signed an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service. The Company is currently assessing its overall tax reserve that may lead to a reversal of past provisions, resulting in a net tax benefit in the first quarter of 2005.

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Deductions	Balance at end of period
	(Currency—millions of U.S. dollars)				
2004					
Inventories	30		85	(68)	47
Accounts Receivable	16	1	6	(2)	21
2003					
Inventories	42	—	32	(44)	30
Accounts Receivable	23	(1)	(9)	3	16
2002					
Inventories	78	—	15	(51)	42
Accounts Receivable	19	(1)	6	(1)	23

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
Case postale 2895
1211 Genève 2
Telephone +41 22 748 51 11
Fax +41 22 748 51 15

**Report of the Independent Registered Public Accounting Firm
on Financial Statement Schedule**

To the Supervisory Board of STMicroelectronics N.V.:

Our audits of the consolidated financial statements referred to in our report dated February 16, 2005 appearing in this 2004 Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers S.A.

M Foley   H-J Hofer

Geneva, February 16, 2005

PricewaterhouseCoopers is represented in more than 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

Exhibit 1.1

<u>**UNOFFICIAL TRANSLATION OF DRAFT AMENDED AND RESTATED**</u>
<u>**ARTICLES OF ASSOCIATION**</u>
<u>of:</u>
<u>STMicroelectronics N.V.</u>
<u>with corporate seat in Amsterdam</u>
<u>dated March 18, 2005</u>

<u>**NAME, SEAT AND DURATION.**</u>

<u>**Article 1.**</u>

1.1.   The name of the company is: STMicroelectronics N.V.

1.2.   The company is established at Amsterdam.

1.3.   The company will continue for an indefinite period.

<u>**OBJECTS.**</u>

<u>**Article 2.**</u>

The objects of the company shall be to participate or take in any manner any interests in other business enterprises, to manage such enterprises, to carry on the business in semi-conductors and electronic devices, to take and grant licenses and other industrial property interests, assume commitments in the name of any enterprises with which it may be associated within a group of companies, to take financial interests in such enterprises and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforesaid objects.

<u>**SHARE CAPITAL.**</u>

<u>**Article 3.**</u>

3.1.   The authorised capital of the company amounts to one billion eight hundred nine million six hundred thousand euro (EUR 1,809,600,000), consisting of one billion two hundred million (1,200,000,000) ordinary shares and five hundred forty million (540,000,000) preference shares of one euro and four eurocents (EUR 1.04) each.

3.2.   Where in these articles of association reference is made to shares and shareholders this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

<u>**ISSUE OF SHARES.**</u>

<u>**Article 4.**</u>

4.1.   The supervisory board shall have the power to issue shares and to determine the terms and conditions of such issue if and in so far as the supervisory board has been designated by the general meeting of shareholders as the authorized body for this purpose. A designation as referred to above shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion.

4.2.   If a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of and on the terms and conditions set by the supervisory board to resolve to issue shares.

4.3.   In the event of an issue of ordinary shares, shareholders shall have a pre-emptive right in proportion to the number of ordinary shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive right to shares issued against a contribution other than in cash or issued to employees of the company or of a group company. In the event of an issue of preference shares none of the shareholders shall have a pre-emptive right. The supervisory board shall have the power to limit or debar the pre-emptive right accruing to shareholders, if and in so far as the supervisory board has also been designated by the general meeting of shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second sentence of the first paragraph shall equally apply.

4.4. If a designation as referred to in the third paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the supervisory board to limit or debar the pre-emptive right accruing to shareholders.

4.5. A resolution of the general meeting of shareholders to limit or exclude pre-emptive rights or to designate the Supervisory Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires a majority of at least two-thirds of the votes cast in a meeting if in such meeting less than one-half of the issued share capital is present or represented.

4.6. Without prejudice to what has been provided in section 80, paragraph 2, Civil Code:2, shares shall at no time be issued below par.

4.7. Ordinary shares shall be issued only against payment in full; preference shares may be issued against partial payment, provided that the proportion of the nominal amount that must be paid on each preference share, irrespective of when it was issued, shall be the same and that at least one quarter of the nominal amount is paid up in full when the share is taken.

4.8. Payment must be made in cash to the extent that no other contribution has been agreed upon. If the company so allows, payment in cash can be made in a foreign currency.

In the event of payment in a foreign currency the obligation to pay is for the amount which can be freely exchanged into Dutch currency. The decisive factor is the rate of exchange on the day of payment, or as the case may be after application of the next sentence, on the day mentioned therein.

The company can require payment at the rate of exchange on a certain day within two months prior to the last day when payment shall have to be made provided the shares or depositary receipts for shares after having been issued – shall immediately be incorporated in the price list of an exchange abroad.

4.9. This article shall equally apply to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares.

4.10. The managing board shall determine, subject to approval by the supervisory board, when and in what amount payment is to be made in respect of partially paid preference shares. The managing board shall notify the shareholders concerned thereof in writing at least thirty days before the date on which the payment must finally be made.

4.11. All notifications to shareholders will be made in accordance with the provisions relating to giving of notice to convene a general meeting as set out in article 27.2.

REPURCHASE OF SHARES.
Article 5.

5.1. The company may acquire, for valuable consideration, shares in its own share capital if and in so far as:

   a. its equity less the purchase price of these shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;

   b. the par value of the shares in its capital which the company acquires, holds or holds in pledge, or which are held by a subsidiary company, amounts to no more than one-tenth of the issued share capital; and

   c. the general meeting of shareholders has authorized the managing board to acquire such shares, which authorization may be given for no more than eighteen months on each occasion,

   notwithstanding the further statutory provisions.

5.2. The company may, without being authorized thereto by the general meeting of shareholders and notwithstanding to what is provided in paragraph 1 under a and b, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

5.3. Shares thus acquired may again be disposed of. The company shall not acquire shares in its own share capital as referred to in paragraph 1 – if an authorization as referred to in such paragraph is in force – or as referred to in paragraph 2 without the prior approval of the supervisory board. The company shall also not dispose of shares in its own share capital – with the exception of shares in the company's own share capital acquired pursuant to paragraph 2 – without the prior approval of the supervisory board.

If depositary receipts for shares in the company have been issued, such depositary receipts shall for the application of the provisions of this paragraph and the preceding paragraph be treated as shares.

5.4. In the general meeting no votes may be cast in respect of (a) share(s) held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. However, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company and its subsidiary companies, are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or a subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.

Shares in respect of which voting rights may not be exercised by law or by the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

5.5. Upon the proposal of the supervisory board the general meeting of shareholders shall have the power to decide (i) to cancel shares acquired by the company from its own share capital, and (ii) to cancel all preference shares against repayment of the amount paid up on those shares, all subject however to the statutory provisions concerned.

SHARES, SHARE CERTIFICATES, SHARE REGISTER.
Article 6.

6.1. Shares shall be in registered form.

6.2. Ordinary shares shall be available:

– in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as type I shares;

– and – should the supervisory board so decide – in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend coupon; shares of this type and share certificates of this type are referred to in these articles as type II shares.

Preference shares shall only be made available in the form of type I shares.

6.3. The supervisory board can decide that the registration of type I shares may only take place for one or more quantities of shares – which quantities are to be specified by the supervisory board – at the same time.

6.4. Type II share certificates shall be available in such denominations as the supervisory board shall determine.

6.5. All share certificates shall be signed by or on behalf of a managing director; the signature may be effected by printed facsimile. Furthermore type II share certificates shall, and all other share certificates may, be countersigned by one or more persons designated by the managing board for that purpose.

6.6. All share certificates shall be identified by numbers and/or letters.

6.7. The supervisory board can determine that for the purpose of effecting trading or transfer of shares at foreign exchanges share certificates shall be issued in such form as the supervisory board may determine, complying with the requirements set by said foreign exchange(s) and not provided with any dividend sheet.

6.8. The expression "share certificate" as used in these articles shall include a share certificate in respect of more than one share.

Article 7.

7.1. Upon written request from a shareholder, missing or damaged share certificates, or parts thereof, may be replaced by new certificates or by duplicates bearing the same numbers and/or letters, provided the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the supervisory board, and further subject to such conditions as the managing board may deem fit.

7.2. In appropriate cases, at its own discretion, the managing board may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the managing board announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced to the managing board before that time.

7.3. The issue of new certificates or duplicates shall render the original document invalid.

Article 8.

8.1. Notwithstanding the statutory provisions in respect of registered shares a register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the managing board, may, in whole or in part, be kept in more than one copy and at more than one place.

A part of the register may be kept abroad in order to meet requirements set out by foreign statutory provisions or provisions of the foreign exchange.

8.2. Each shareholder's name, his address and such further data as the managing board deems desirable, whether at the request of a shareholder or not, shall be entered in the register.

8.3. The form and the contents of the share register shall be determined by the managing board with due regard to the provisions of paragraphs 1 and 2 of this article.

The managing board may determine that the records shall vary as to their form and contents according to whether they relate to type I shares or to type II shares.

8.4. Upon request a shareholder shall be given free of charge a declaration of what is stated in the register with regard to the shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the managing board for this purpose.

8.5. The provisions of the last four paragraphs shall equally apply to those who hold a right of usufruct or of pledge on one or more registered shares, with the proviso that the other data required by law must be entered in the register.

Article 9.

9.1. Subject to the provisions of article 6, the holder of an entry in the share register for one or more type I shares may, upon his request and at his option, have issued to him one or more type II share certificates for the same nominal amount.

9.2. Subject to the provisions of article 6, the holder of a type II share certificate registered in his name may, after lodging the share certificate with the company, upon his request and at his option, either have one or more type I shares entered in the share register for the same nominal amount.

9.3. A request as mentioned in this article shall, if the supervisory board so requires, be made on a form obtainable from the company free of charge, which shall be signed by the applicant.

TRANSFER OF SHARES.
Article 10.

10.1. The transfer of a registered share shall be effected either by service upon the company of the instrument of transfer or by written acknowledgement of the transfer by the company, subject however to the provisions of the following paragraphs of this article.

10.2. Where a transfer of a type II share is effected by service of an instrument of transfer on the company, the company shall, at the discretion of the managing board, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more new share certificates registered in his name to the same nominal amount.

10.3. The Company's written acknowledgement of a transfer of a type II share shall, at the discretion of the managing board, be effected either by endorsement of the transfer on the share certificates or by the issue to the transferee of one or more new share certificates registered in his name to the same nominal amount.

10.4. The provisions of the foregoing paragraphs of this article shall equally apply to the allotment of registered shares in the event of a judicial partition of any community of property or interests, the transfer of a registered share as a consequence of a judgement execution and the creation of limited rights in rem on a registered share.

   If a share certificate has been issued, the acknowledgement can only be effected either by putting an endorsement to that effect on this document, signed by or on behalf of the company, or by replacing this document by a new certificate in the name of the acquirer.

10.5. The submission of requests and the lodging of documents referred to in articles 7 to 10 inclusive shall be made at a place to be indicated by the managing board and in any case the places where the company is admitted to a stock exchange.

   Different places may be indicated for the different classes and types of shares and share certificates.

10.6. The company is authorized to charge amounts to be determined by the managing board not exceeding cost price to those persons who request any services to be carried out by virtue of articles 7 up to and including 10.

USUFRUCTUARIES, PLEDGEES, HOLDERS OF DEPOSITARY RECEIPTS.
Article 11.

11.1. The usufructuary, who in conformity with the provisions of section 88, Civil Code:2 has no right to vote, and the pledgee who in conformity with the provisions of section 89, Civil Code:2 has no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.

11.2. Where in these articles of association persons are mentioned, entitled to attend meetings of shareholders, this shall include to holders of depositary receipts for shares issued with the cooperation of the company, and persons who in pursuance of paragraph 4 in section 88 or section 89, Civil Code:2 have the rights that by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.

MANAGING BOARD.
Article 12.

12.1. The company shall be managed by a managing board consisting of one or more managing directors under the supervision of the supervisory board. The number of members of the managing board shall be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board. The members of the managing board shall be appointed for three years, a year being understood as meaning the period between two Annual General Meetings of Shareholders adopting the Accounts of the previous fiscal year or the meeting in which a postponement of this is granted.

12.2. Managing directors shall be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled.

12.3. Without prejudice to the provisions of article 28, paragraph 2, a proposal to make one or more appointments to the managing board may be placed on the agenda of a general meeting of shareholders by the supervisory board.

12.4. The company has a policy regarding the compensation of the managing board. The policy will be adopted by the general meeting of shareholders upon the proposal of the supervisory board.

12.5. The supervisory board shall determine the compensation of the individual managing directors, within the scope of the compensation policy referred to in the previous paragraph. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to the managing board and which criteria apply to an award or a modification.

12.6. The general meeting of shareholders shall decide in accordance with the provisions of article 32, paragraph 1.

Votes in respect of persons who have not been so nominated shall be invalid.

Article 13.

13.1. The general meeting of shareholders shall be entitled to suspend or dismiss one or more managing directors, provided that at least half of the issued share capital is represented at the meeting. No such quorum shall be required where the suspension or dismissal is proposed by the supervisory board.

13.2. Where a quorum under paragraph 1 is required but is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution in regard to the suspension or dismissal.

13.3. The managing directors can be jointly or individually suspended by the supervisory board. After suspension a general meeting of shareholders shall be convened within three months, at which meeting it shall be decided whether the suspension shall be cancelled or maintained.

The person involved shall be given the opportunity to account for his actions at that meeting.

REPRESENTATION.

Article 14.

14.1. The entire managing board as well as each managing director may represent the company.

14.2. The managing board may grant powers of attorney to persons, whether or not in the service of the company, to represent the company and shall thereby determine the scope of such powers of attorney and the titles of such persons.

14.3. The managing board shall have power to perform legal acts as specified in section 2:94, paragraph 1, Civil Code in so far as such power is not expressly excluded or limited by any provision of these articles or by any resolution of the supervisory board.

Article 15.

15.1. The supervisory board shall appoint one of the managing directors as chairman of the managing board. Appointment of the chairman shall be resolved with the majority mentioned in article 22, paragraph 1.

15.2. Resolutions of the managing board shall be passed by simple majority of votes. In the event of a tie of votes the chairman of the managing board shall have a casting vote.

Article 16.

16.1. Without prejudice to provisions made elsewhere in these articles, the managing board shall require the prior express approval:

(i) from the supervisory board for decisions relating to:

1. all proposals to be submitted to a vote at the general meeting of the shareholders;

2. the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement;

3. all pluriannual plans of the company and the budget for the first coming year, covering the following matters:

– investment policy;

- policy regarding research and development, as well as commercial policy and objectives;

- general financial policy;

- policy regarding personnel;

4. all acts, decisions or operations covered by the above list and constituting a significant change with respect to decisions already adopted by the supervisory board or not provided for in the above list and as specifically laid down by the supervisory board by resolution passed by it to that effect.

(ii) from the general meeting of shareholders with respect to resolutions regarding a significant change in the identity or nature of the company or the enterprise, including in any event (a) transfering the enterprise or practically the entire enterprise to a third party, (b) entering into or cancelling any long-term cooperation between the company or a subsidiary (*"dochtermaatschappij"*) and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company, and (c) the company or a subsidiary ("*dochtermaatschappij*") acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the company's total assets according to the consolidated balance sheet and notes thereto in the most recently adopted annual accounts of the company;

the absence of the approval provided for above may not be raised by or against third parties.

16.2. Without prejudice to provisions made elsewhere in these articles, the managing board shall require the approval of the general meeting of shareholders according to the law and the provisions of these articles as well as such resolutions as are clearly defined by a resolution of the general meeting of shareholders to that effect.

Article 17.

In the event of the absence or inability to act of one of more managing directors the remaining managing directors or managing director shall temporarily be responsible for the entire management. In the event of the absence or inability to act of all managing directors, one or more persons appointed by the supervisory board for this purpose at any time shall be temporarily responsible for the management.

SUPERVISORY BOARD.
Article 18.

18.1. The supervisory board shall be responsible for supervising the policy pursued by the managing board and the general course of affairs of the company and the business enterprise which it operates. The supervisory board shall assist the managing board with advice relating to the general policy aspects connected with the activities of the company. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.

18.2. The managing board shall provide the supervisory board in good time with all relevant information as well as the information the supervisory board requests, in connection with the exercise of its duties.

18.3. At least once per year the managing board shall inform the supervisory board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the company.

The managing board shall then submit to the supervisory board for approval:

a) the operational and financial objectives of the company;

b) the strategy designed to achieve the objectives; and

c) the parameters to be applied in relation to the strategy, *inter alia*, regarding financial ratios.

Article 19.

19.1. The Supervisory board shall consist of at least six members, to be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled. The number of supervisory directors shall without prejudice to the preceding sentence be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board.

19.2. The general meeting of shareholders shall decide in accordance with the provisions of article 32 paragraph 1.

19.3. Without prejudice to the provisions of article 28, paragraph 2, a proposal to make one or more appointments to the supervisory board may be placed on the agenda of the general meeting of shareholders by the supervisory board.

19.4. The supervisory board shall appoint from their number a chairman and a vice-chairman of the supervisory board with the majority mentioned in article 22, paragraph 1.

19.5. Upon the appointment of the supervisory directors the particulars as referred to in section 142, paragraph 3, Civil Code:2 shall be made available for prior inspection.

Article 20.

20.1. The supervisory board may appoint one or more of its members as delegate supervisory director in charge of supervising the managing board on a regular basis. They shall report their findings to the supervisory board. The offices of chairman of the supervisory board and delegate supervisory director are compatible.

20.2. With due observance of these articles of association, the supervisory board may adopt rules regulating the division of its duties among its various supervisory directors.

The Supervisory Board may also delegate certain of its powers to committees which exclusively consist of members of the Supervisory Board, such as an audit committee, a compensation committee or any other committee as the Supervisory Board may resolve to install. In case the authority to resolve upon the issuance of new shares is delegated to the Supervisory board, the Supervisory Board may install a pricing committee which shall exclusively consist of members of the Supervisory Board and which shall be authorised within the range set in the delegation mentioned above to determine on behalf of the Supervisory Board the price and conditions for newly issued shares.

20.3. The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorized to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its supervisory directors shall be authorised to exercise a portion of such powers.

20.4. At the expense of the company, the supervisory board may obtain such advice from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

Article 21.

21.1. A supervisory director shall retire no later than at the ordinary general meeting of shareholders held after a period of three years following his appointment.

A retired supervisory director may immediately be re-elected.

21.2. The supervisory board may establish a rotation scheme.

21.3. The supervisory directors may be suspended or dismissed by the general meeting of shareholders. The supervisory board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its supervisory directors.

Article 22.

22.1. The supervisory board may pass resolutions by at least three quarters of the votes of the members in office. Each supervisory director has the right to cast one vote. In case of absence a supervisory director may issue a proxy, however, only to another supervisory director. The proxy should explicitly indicate in which way the vote must be cast. The supervisory board may pass resolutions in writing without holding a meeting provided that the proposals for such resolutions have been communicated in writing to all supervisory directors and no supervisory director is opposed to this method of passing a resolution.

22.2. A certificate signed by two supervisory directors to the effect that the supervisory board has passed a particular resolution shall constitute evidence of such a resolution in dealings with third parties.

22.3. The managing directors shall attend meetings of the supervisory board at the latter's request.

22.4. The supervisory board shall meet whenever two or more of its members or the managing board so requests. Meetings of the supervisory board shall be convened by the chairman of the supervisory board, either on request of two or more supervisory directors or on request of the managing board, or by the supervisory directors requesting the meeting to be held. If the chairman fails to convene a meeting to be held within four weeks of the receipt of the request, the supervisory board members making the request are entitled to convene the meeting.

22.5. The supervisory board shall draw up standing orders regulating inter alia the manner of convening board meetings and the internal procedure at such meetings. These meetings may be held by telephone as well as by video.

Article 23.

The general meeting of shareholders determines the compensation to the members of the Supervisory Board or to one or more of its members. The meeting shall have authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor. The Supervisory Board members shall be reimbursed for their expenses.

INDEMNIFICATION.
Article 24.

24.1. The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees) judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or out of his mandate. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

24.2. The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the company to procure a judgement in its favor, by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

24.3. To the extent that a supervisory director, managing director, officer or agent of the company has been successful on the merits or otherwise in defense of any action, suit of proceeding, referred to in paragraphs 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonable incurred by him in connection therewith.

24.4. Any indemnification by the company referred to in paragraphs 1 and 2 shall (unless ordered by a court) only be made upon a determination that indemnification of the supervisory director, managing director, officer or agent is proper in the circumstances because he had met the applicable standard of conduct set forth in paragraphs 1 and 2. Such determination shall be made:

a.   either by the supervisory board by a majority vote in a meeting in which a quorum as mentioned in article 22, paragraph 1, and consisting of supervisory directors who where not parties to such action, suit or proceeding, is present;

b.   or, if such a quorum is not obtainable or although such a quorum is obtained if the majority passes a resolution to that effect, by independent legal counsel in a written opinion;

c.   or by the general meeting of shareholders.

24.5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding upon a resolution of the supervisory board with respect to the specific case upon receipt of an undertaking by or on behalf of the supervisory director, managing director, officer or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this article.

24.6. The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under any by-laws, agreement, resolution of the general meeting of shareholders or of the disinterested supervisory directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a supervisory director, managing director, officer or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

24.7. The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

24.8. Whenever in this article reference is being made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, managing directors, officers and agents, so that any person who is or was a supervisory director, managing director, officer or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

GENERAL MEETING OF SHAREHOLDERS.
Article 25.

25.1. The ordinary general meeting of shareholders shall be held each year within six months after the close of the financial year.

25.2. At this general meeting shall be dealt with:

a. the written report of the managing board on the course of business of the company and the conduct of its affairs during the past financial year, and the report of the supervisory board on the annual accounts;

b. adoption of the annual accounts and the declaration of dividend in the manner laid down in article 37;

c. granting of discharge to the members of the Managing Board for their management during the past financial year and to the members of the Supervisory Board for their supervision on such management;

d. filling vacancies on the managing board in accordance with the provisions of article 12;

e. filling vacancies on the supervisory board in accordance with the provisions of article 19;

f. the proposals placed on the agenda by the managing board or by the supervisory board, together with proposals made by shareholders in accordance with the provisions of these articles.

Article 26.

26.1. Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the supervisory board and shall be held if one or more shareholders and other persons entitled to attend the meetings of shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the managing board or supervisory board, specifying in detail the business to be dealt with.

26.2. If the managing board or supervisory board fail to comply with a request under paragraph 1 above in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the Court within whose jurisdiction the company is established to convene the meeting themselves.

Article 27.

27.1. General meetings of shareholders shall be held at Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague; the notice convening the meeting shall inform the shareholders and other persons entitled to attend the meetings of shareholders accordingly.

27.2. The notice convening a general meeting of shareholders shall be published by advertisement which shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of these countries other than the United States, where, on the application of the company, the shares have been admitted for official quotation. In addition, holders of registered shares shall be notified by letter that the meeting is being convened.

27.3. The notice convening the meeting shall be issued by the managing board, by the supervisory board or by those who according to the law or these articles are entitled thereto.

Article 28.

28.1. The notice convening the meeting referred to in the foregoing article shall be issued no later than on the twenty-first day prior to the meeting.

28.2. The agenda shall contain such business as may be placed thereon by the person(s) entitled to convene the meeting, and furthermore such business as one or more shareholders, representing at least one-tenth of the issued share capital, have requested the managing board or supervisory board to place on the agenda at least five days before the date on which the meeting is convened. Nominations for appointment to the managing board and the supervisory board cannot be placed on the agenda by the managing board. No resolution shall be passed at the meeting in respect of matters not on the agenda.

28.3. Nothwithstanding paragraph 2, proposals of persons who are entitled to attend the meetings of shareholders will be included in the agenda, if such proposal is made in writing to the managing board within a period of sixty days before that meeting by persons who are entitled to attend the meetings of shareholders, who solely or jointly, represent at least one per cent (1%) of the company's issued share capital or a market value of at least fifty million euro (EUR 50,000,000), unless the company determines that such proposal would conflict with substantial interests of the company.

28.4. Without prejudice to the relevant provisions of law, dealing with withdrawal of shares and amendments to articles of association, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by the shareholders and other persons entitled to attend the meetings of shareholders at the office of the company.

Article 29.

29.1. General meetings of shareholders shall be presided over by the chairman of the supervisory board or in his absence by the vice-chairman of the supervisory board. In case of absence of the chairman and the vice-chairman of the supervisory board the meeting shall be presided by any other person nominated by the supervisory board.

29.2. Minutes shall be kept of the business transacted at a general meeting of shareholders, which minutes shall be drawn up and signed by the chairman and by a person appointed by him immediately after the opening of the meeting.

29.3. Where the minutes are drawn up before a civil law notary, the chairman's signature, together with that of the civil law notary, shall be sufficient.

Article 30.

30.1. All shareholders and other persons entitled to vote at general meetings of shareholders are entitled to attend the general meetings of shareholders, to address the general meeting of shareholders and to vote. The general meeting of shareholders may lay down rules regulating, inter alia, the length of time for which shareholders may speak. In so far as such rules are not applicable, the chairman may regulate the time for which shareholders may speak if he considers this to be desirable with a view to the orderly conduct of the meeting.

30.2. In order to exercise the rights mentioned in paragraph 1, the holders of registered shares shall notify the company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also – in so far as type II shares are concerned – stating the serial number of the shares certificate.

They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting.

30.3. The company shall send a card of admission to the meeting to holders of registered shares who have notified the company of their intention in accordance with the provision in the foregoing paragraph.

30.4. The provisions laid down in paragraphs 2 up to and including 4 are mutatis mutandis applicable to shares from which usufructuaries and pledgees who do not have the voting right attached to those shares derive their rights.

Article 31.

31.1. Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authority to be shown for admittance to a meeting.

31.2. All matters regarding the admittance to the general meeting, the exercise of voting rights and the result of votings, as well as any other matters regarding the affairs at the general meeting shall be decided upon by the chairman of that meeting, with due observance of the provisions of section 13, Civil Code:2.

Article 32.

32.1. Unless otherwise stated in these articles, resolutions shall be adopted by simple majority of votes of the shareholders having the right to vote in a meeting of shareholders where at least fifteen per cent of the issued capital is present or represented. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.

32.2. Where the voting concerns appointments, further polls shall, if necessary, be taken until one of the nominees has obtained a simple majority, such with due observance of the provision of paragraph 1 of this article. The further poll or polls may, at the chairman's discretion, be taken at a subsequent meeting.

32.3. Except as provided in paragraph 2, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.

Article 33.

At the general meeting of shareholders each share shall confer the right to cast one vote.

MEETINGS OF HOLDERS OF SHARES OF A PARTICULAR CLASS.

Article 34.

34.1. A meeting of holders of preference shares shall be held whenever required by virtue of the provisions of these articles of association and further whenever the managing board and/or the supervisory board shall decide, and also whenever one or more holders of preference shares so request the managing board and/or the supervisory board in writing, stating the items of business to be transacted.

If after receipt of a request as referred to in the preceding sentence neither the managing board nor the supervisory board has called a meeting in such a way that the meeting is held within four weeks of receipt, the applicant(s) shall be authorised to call the meeting themselves, with due observance of the relevant provisions of these articles of association.

34.2. The managing directors and the supervisory directors shall have the right to attend meetings of holders of preference shares; in that capacity they shall have an advisory vote. Notice of a meeting of holders of preference shares shall be given by letters sent to all holders of preference shares. The notice shall state the items of business to be transacted.

34.3. Article 27, paragraphs 1 and 3, article 28, article 29, article 30, paragraph 1, article 31, article 32 and article 33 shall apply mutatis mutandis to meetings of holders of preference shares.

34.4. At a meeting of holders of preference shares at which the entire issued capital in shares of those class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

34.5. All resolutions which may be adopted by the holders of preference shares at a meeting may also be adopted outside a meeting.

Resolutions may be adopted outside a meeting only if all holders of preference shares and holders of a right of usufruct on preference shares entitled to vote have declared themselves in favour of the proposal by letter, by telegram, by telex communication or telecopier.

The resolution shall be recorded in the minute book of the meeting of holders of preference shares by a managing director.

34.6. A meeting of holders of ordinary shares shall be held whenever required by virtue of the provisions of these articles of association. Articles 27 up to and including 33 shall apply mutatis mutandis to meetings of holders of ordinary shares.

ANNUAL ACCOUNTS, REPORT OF THE BOARD OF MANAGEMENT AND DISTRIBUTIONS.

Article 35.

35.1. The financial year shall run from the first day of January up to and including the thirty-first day of December.

35.2. Each year the managing board shall cause annual accounts to be drawn up, consisting of a balance sheet as at the thirty-first day of December, of the preceding year and a profit and loss account in respect of the preceding financial year with the explanatory notes thereto.

35.3. The managing board shall be bound to draw up the aforesaid annual accounts in accordance with established principles of business management.

Article 36.

36.1. The supervisory board shall cause the annual accounts to be examined by one or more registered accountant(s) designated for the purposes by the general meeting of shareholders or other experts designated for the purpose in accordance with section 393, Civil Code:2, and shall report to the general meeting of shareholders on the annual accounts, notwithstanding the provisions of the law.

36.2. Copies of the annual accounts which have been made up, of the report of the supervisory board, of the report of the managing board and of the information to be added pursuant to the law shall be deposited for inspection by shareholders and other persons entitled to attend meetings of shareholders, at the office of the company as from the date of serving the notice convening the general meeting of shareholders at which meeting those items shall be discussed, until the close thereof.

PROFIT AND LOSS.

Article 37.

37.1. Distribution of profits pursuant to this article shall be made following approval of the annual accounts which show that the distribution is permitted.

The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law.

A deficit may only be offset against the reserves prescribed by law in so far as permitted by law.

37.2. Upon proposal of the managing board, the supervisory board shall determine what portion of the profit shall be retained by way of reserve, having regard to the legal provisions relating to obligatory reserves.

37.3. The portion of the profit that remains after application of paragraph 2, shall be at the disposal of the general meeting of shareholders, with due observance of the provisions of article 38, paragraph 2.

37.4. In case the general meeting of shareholders resolves upon distribution of profits made in the latest financial year, first, if possible, an amount equal to the percentage referred to below of the paid up part of their par value shall be paid as dividend on the preference shares. No further distributions shall be made on the preference shares. The percentage referred to above is equal to the average of the Euro Interbank Offered Rates applying to cash loans with a term of one year – weigthed on the basis of the number of days for which these rates applied – during the financial year in respect of which the distribution takes place. If the amount to be paid on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased in the financial year in respect of which the distribution referred to above is made, the distribution on these shares shall be reduced or, as the case may be, increased if possible by an amount equal to the percentage referred to above of the amount of the reduction or, as the case may be, the increase, calculated from the time of the reduction or, as the case may be, from the time at which further payments become obligatory.

37.5. The general meeting of shareholders is empowered either to distribute the profits in cash or in kind or to withhold distribution of the said portion of the profit in whole or in part.

Article 38.

38.1. Upon the proposal of the supervisory board, the general meeting of shareholders shall be entitled to resolve to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts not prescribed by the law, with due observance of the provisions of paragraph 2.

38.2. The supervisory board shall be entitled to resolve that distributions, the amount of which distributions has been resolved upon by the general meeting of shareholders, to shareholders under article 37, article 38, paragraph 1 and article 39 may be made in full or partially in the form of the issue of shares in the share capital of the company.

The distribution to a shareholder according to the preceding sentence shall be made to a shareholder in cash or in the form of shares in the share capital of the company, or partially in cash and partially in the form of shares in the share capital of the company, such, if the supervisory board so resolves, at the option of the shareholders.

Article 39.

At its own discretion and subject to section 105, paragraph 4, Civil Code:2, the supervisory board may resolve to distribute one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting of shareholders.

Article 40.

40.1. Distributions under articles 37, 38 or 39 shall be payable as from a date to be determined by the supervisory board. The date of payment set in respect of shares for which certificates are outstanding or in respect of type I shares may differ from the date of payment set in respect of shares for which type II share certificates are outstanding.

40.2. Distributions under articles 37, 38 or 39 shall be made payable at a place or places, to be determined by the supervisory board; at least one place shall be designated thereto in The Netherlands.

40.3. The supervisory board may determine the method of payment in respect of cash distributions on type I shares.

40.4. Cash distributions under articles 37, 38 or 39 in respect of shares for which a type II share certificate is outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company are listed on a stock exchange not being the Euro, converted at the rate of exchange determined by the European Central Bank at the close of business on a day to be fixed for that purpose by the supervisory board. If and in so far as on the first day on which a distribution is payable, the company is unable, in consequence of any governmental action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant currency, the supervisory board may in that event designate one or more places in the Netherlands instead. In such event the provisions of the first sentence of this paragraph shall no longer apply.

40.5. The person entitled to a distribution under articles 37, 38 or 39 on registered shares shall be the person in whose name the share is registered at the date to be fixed for that purpose by the supervisory board in respect of each distribution for the different types of shares.

40.6. Notice of distributions and of the dates and places referred to in the preceding paragraphs of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries other than the United States, where the shares, on the application of the company, have been admitted for official quotation, and further in such manner as the supervisory board may deem desirable.

40.7. Distributions in cash under articles 37, 38 or 39 that have not been collected within five years after they have become due and payable shall revert to the Company.

40.8. In the case of a distribution under article 38, paragraph 2, any shares in the company not claimed within a period to be determined by the supervisory board shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The period and manner of sale to be determined by the supervisory board, as mentioned in the preceding sentence, shall be notified according to paragraph 6. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; distributions that have not been collected within five years after the initial distributions in shares have become due and payable shall revert to the Company.

40.9. In the case of a distribution in the form of shares in the company under article 38, paragraph 2, on registered shares, those shares shall be added to the share register. A type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of type II shares.

40.10. The provisions of paragraph 5 shall apply equally in respect of distributions – including pre-emptive subscription rights in the event of a share issue – made otherwise than under articles 37, 38 or 39, provided that in addition thereto in the "Staatscourant" (Dutch Official Gazette) shall be announced the issue of shares with a pre-emptive subscription right and the period of time within which such can be exercised.

Such pre-emptive subscription right can be executed during at least two weeks after the day of notice in the "Staatscourant" (Dutch Official Gazette).

ALTERATIONS TO ARTICLES OF ASSOCIATION, WINDING UP, LIQUIDATION.

Article 41.

41.1. A resolution to alter the articles of association or to wind up the company shall be valid only provided that:

a. the proposal to such a resolution has been proposed to the general meeting of shareholders by the supervisory board;

b. the full proposals have been deposited for inspection by shareholders and other persons entitled to attend meetings of shareholders, at the office of the company as from the day on which the notice is served until the close of that meeting.

41.2. A resolution to amend the articles of association by which the rights conferred on holders of shares of a specific class as such are changed shall require the approval of the relevant class meeting.

Article 42.

42.1. If the company is wound up, the liquidation shall be carried out by any person designated for that purpose by the general meeting of shareholders, under the supervision of the supervisory board.

42.2. In passing a resolution to wind up the company, the general meeting of shareholders shall upon the proposal of the supervisory board fix the remuneration payable to the liquidators and to those responsible for supervising the liquidation.

42.3. The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

42.4. After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.

42.5. After the liquidation has ended, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a ten-year period.

Article 43.

From what is left of the company's assets after all creditors have been satisfied, first, if possible, all holders of preference shares shall have returned to them the paid up part of the nominal amount of their preference shares.

The residue shall be divided amongst the holders of ordinary shares pro rata to their respective holdings of ordinary shares.

Article 44.

Any amounts payable to shareholders or due to creditors which have not been claimed within six months after the last distribution was made payable, shall be deposited with the Public Administrator of Unclaimed Debts.

Exhibit 12.1

CERTIFICATION

I, Carlo Bozotti, certify that:

1.   I have reviewed this annual report on Form 20-F of STMicroelectronics N.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 23, 2005

By: /s/ Carlo Bozotti

Carlo Bozotti
President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Pasquale Pistorio, certify that:

       1.   I have reviewed this annual report on Form 20-F of STMicroelectronics N.V.;

       2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

       3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

       4.   The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

       5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 23, 2005

                    By: /s/ Pasquale Pistorio
                                   Pasquale Pistorio
                     Former President and Chief Executive Officer
                      (Retirement effective March 18, 2005)

Exhibit 12.3

CERTIFICATION

I, Carlo Ferro, certify that:

1.   I have reviewed this annual report on Form 20-F of STMicroelectronics N.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 23, 2005

By: /s/ Carlo Ferro
                _____
                Carlo Ferro
                Executive Vice President and Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF CARLO BOZOTTI, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF STMICROELECTRONICS N.V., PASQUALE PISTORIO, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF STMICROELECTRONICS N.V., AND CARLO FERRO, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF STMICROELECTRONICS N.V., PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of STMicroelectronics N.V. (the "Company") on Form 20-F for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2005

/s/ Carlo Bozotti
_____

Name: Carlo Bozotti
Title: President and Chief Executive Officer

Date: March 23, 2005

/s/ Pasquale Pistorio
_____

Name: Pasquale Pistorio
Title: Former President and Chief Executive Officer
          (Retirement effective March 18, 2005)

Date: March 23, 2005

/s/ Carlo Ferro
_____

Name: Carlo Ferro
Title: Executive Vice President and
          Chief Financial Officer

Exhibit 14(a)



PricewaterhouseCoopers SA
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-90616, No. 33-80797, No. 333-6390, No. 333-6862, No. 333-7226, No. 333-12732 and No. 333-109572) of STMicroelectronics N.V. of our reports dated February 16, 2005 relating to the financial statements and financial statement schedule, which appear in this Form 20-F.

PricewaterhouseCoopers SA

M Foley   H-J Hofer

Geneva, March 22, 2005

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